October 17, 1997

Goldman Sachs Mortgage Company
85 Broad Street
New York, New York  10004

Goldman Sachs Credit Partners, L.P.
85 Broad Street
New York, New York  10004

GMAC Commercial Mortgage Corporation
100 S. Wacker, Suite 400
Chicago, Illinois  60606

Subject: Appraisal of the proposed Venetian Casino Resort and the proposed Grand Canal Shops in Las Vegas, Nevada

Ladies and Gentlemen:

Pursuant to our engagement letter, we submit herewith our narrative appraisal report of the referenced property. We have inspected the site, evaluated the retail and casino hotel market conditions in the Las Vegas area and considered the local forces influencing property values. The casino hotel and the mall are assumed to be separately demised.

Based on the available data, along with our analyses, opinions and conclusions, we are of the opinion that the market value of the fee simple interest in the proposed Venetian Casino Hotel, exclusive of the mall and as if completed would be:

                     ONE BILLION ONE HUNDRED MILLION DOLLARS
                                 $1,100,000,000

The market value of the fee simple interest in the proposed Venetian Casino Hotel, exclusive of the mall and upon stabilization would be:

                    ONE BILLION THREE HUNDRED MILLION DOLLARS
                                 $1,300,000,000

Goldman Sachs Mortgage Company
Goldman Sachs Credit Partners, L.P.
GMAC Commercial Mortgage Corporation
October 17, 1997
Page 2

The value of the proposed Grand Canal shops as if completed, has been estimated as:

                      TWO HUNDRED TWENTY MILLION DOLLARS

                                 $220,000,000

The value of the proposed Grand Canal shops upon stabilization, has been estimated as:

                     TWO HUNDRED FORTY EIGHT MILLION DOLLARS
                                  $248,000,000

Landauer acknowledges that the value reported by the appraiser will be used and reprinted for dissemination with regard to (a) borrowings being made from banks and/or institutional lenders for the purpose of developing the property and (b) in connection with a public offering or private placement of securities. The attached Assumptions and Limiting Conditions contain a limitation regarding dissemination of the appraisal.

At present the contiguous tradeshow and convention facility, the Sands Exposition and Convention Center (SECC) encroaches onto 1.59 acres of the tax parcels that include the subject site and is owned by an entity related to the subject's current ownership. In order to maximize the allowable density of the site, the related parties have entered into cross easement agreements that enable them to maximize densities and to take advantage of the complementary pattern of parking utilization. The contiguous convention center would be a significant demand generator for any casino hotel project, regardless of theming or market orientation. We are of the opinion that any other prudent buyer would seek to negotiate a physical connection to the convention center and share parking.

We have made certain assumptions regarding the aforementioned encroachment and provision of parking facilities as indicated in an unsigned copy the Reciprocal Easement, Use and Operating Agreement (REA) issued June 24, 1997. This agreement is between Interface Group-Nevada, Inc. (Interface), which is the current owner of the SECC, and Las Vegas Sands, Inc. (LVSI), which owns the subject land upon which it or one or more affiliates plans to develop the subject Venetian (Phase
I) resort and the Lido (Phase II) resort. Based upon our review of that draft document, the following assumptions were made for a market value development.

Goldman Sachs Mortgage Company
Goldman Sachs Credit Partners, L.P.
GMAC Commercial Mortgage Corporation
October 17, 1997
Page 3

1.) The site area utilized in our valuation is based on the survey by Horizon Surveys dated September 9, 1997.

2.) The legal description defining the retail mall component of the Venetian mixed-use project was not available for our review. In preparing this valuation, we have assumed that the retail mall component will be separately and legally demised into a single unit comprising the bundle of rights characteristic of fee simple ownership which would permit transfer of ownership unimpeded by the entities holding title to the casino hotel.

3.) Leasing plans, building plans and related data provided by the developer and used in this valuation are assumed to accurately reflect the project as proposed. Furthermore, the values derived in this report assume that all proposed improvements are completed in a timely manner.

4.) The REA places the onus of providing 800 convenient parking spaces on the owner/developer of the two-phased development which includes the subject site. The SECC will be obliged to pay only ordinary maintenance charges on the spaces used.

5.) We understand from conversations with representatives of LVSI that the County has tentatively approved an approximately 3,940 space garage for the subject Venetian casino hotel and retail project, to be augmented by a second 3,000 space garage to be constructed with the Phase II hotel. No other project has the combination of convention space, guest rooms and retail space as is proposed for the subject property. The ratio of parking spaces at Caesar's Palace suggests that the 6,940 spaces may be too few for both phases of the subject. Our cost estimates and forecasts assume that the planned Phased I parking structure of 3,940 spaces is expanded by 560 spaces and that,

o  if the Phase I structure is inadequate, surface lots on the Lido site (Phase
   II) would be used until construction began on an expanded Phase II garage and

o a shuttle service to a temporary off-site location could be operated by the Venetian and the SECC during the construction of the Phase II parking garage.

6.) There will be a series of reciprocal easements granted between the subject and the SECC regarding access, egress, parking and common area maintenance. These easements will exist in perpetuity and benefit the subject property.

Goldman Sachs Mortgage Company
Goldman Sachs Credit Partners, L.P.
GMAC Commercial Mortgage Corporation
October 17, 1997
Page 4

The appraisal report is further subject to the attached specific conditions and assumptions, changes in which may materially affect the value conclusions reported herein.

We certify that we have no interest in the property and that our employment and compensation are not contingent upon our findings and conclusions. The following appraisal report is subject to the assumptions and limiting conditions made throughout the report.

Sincerely,

LANDAUER ASSOCIATES, INC.



Karen Johnson, MAI                        Rodney A. Wycoff, CRE, MAI
Managing Director                         Senior Managing Director

John R. Forbes, MAI                       Charles P. Gardner, MAI
Manager                                   Managing Director

                            APPRAISAL OF THE PROPOSED
                      VENETIAN CASINO AND GRAND CANAL SHOPS
                          ON LAS VEGAS BOULEVARD SOUTH
                              IN LAS VEGAS, NEVADA

                              TABLE OF CONTENTS

                                                                            Page
                                                                             No.
                                                                             ---

SUMMARY OF SALIENT DATA AND CONCLUSIONS......................................1

SUBJECT RENDERING............................................................4

ASSUMPTIONS AND LIMITING CONDITIONS..........................................5

CERTIFICATION................................................................7

INTRODUCTION.................................................................8

  Identification of the Property.............................................8
  Purpose of the Appraisal...................................................8
  History of the Property/Background of the Engagement.......................8
  Property Rights Appraised..................................................9
  Definition of Market Value................................................10
  Marketing and Exposure Period.............................................11
  Date of Value Estimate....................................................11
  Scope of the Assignment...................................................12

DESCRIPTIVE SECTION

  Regional Analysis.........................................................13
  The Visitor's Industry....................................................18
  Neighborhood Analysis.....................................................32
  Site Analysis.............................................................36
  Improvement Description...................................................46
  Highest and Best Use......................................................51

VALUATION SECTION...........................................................56

  Combined Cost Approach....................................................57
  Casino Hotel Cost Analysis................................................74
  Casino Hotel Sales Comparison Approach....................................74
  Gaming Analysis...........................................................78
  Hotel Analysis............................................................86
  Casino Hotel Income Approach.............................................104
  Retail Market Analysis...................................................126
  Retail Cost Approach.....................................................149
  Retail Sales Approach....................................................150
  Retail Income Approach...................................................151
  Valuation of Retail Mall's Development Rights............................169

                                     ADDENDA


                                Engagement Letter

                       Photographs of the Subject Property

                      Photographs of Selected Casino Hotels

                        Photographs of Retail Competitors

                          Proposed Additions to Supply

                              Comparable Land Sales

                            Bovis Construction Detail

                            Hotel Investment OUTLOOK

           Casino Hotel Discounted Cash Flow Analysis "As Stabilized"

                        Qualifications of the Appraisers

                                                                               1
                                                               SUBJECT RENDERING

                     SUMMARY OF SALIENT DATA AND CONCLUSIONS

CASINO HOTEL COMPONENT

Subject: Proposed 3,036 room Casino Resort Hotel with 342,000 net square feet of meeting space (500,000 square feet gross).

Purpose of the Appraisal:          To estimate the market value of the fee
                                   simple interest in the Venetian Casino Resort as if completed and as if stabilized based on economic conditions prevailing on October 17, 1997.

Location:                          3355 Las Vegas Boulevard  South, Las Vegas,
                                   Nevada.

Site: 1,344,378 square feet, or approximately 30.86 acres.

Improvements:                      Piers, foundations, structural steel.

Zoning: H-1 which permits gaming and hotel use by right.

Highest and Best Use:              Resort   Casino   connected  to  the  Sands
  As Vacant                        Exposition and Convention Center.


Property Rights Appraised:         Fee Simple Interest.

Marketing Period:                  Twelve to eighteen months.

Indications of Value:

                                   As if Completed      Upon Stabilization

   Income Approach:                $1,100,000,000       $1,300,000,000
      Per Unit                     $362,200/Room        $428,000/Room

   Sales Comparison Approach:      Not Applicable       Not Applicable

   Cost Approach:                  $1,133,000,000       Not Applicable
      Per Unit:                    $373,000 Per Room    Not Applicable

Valuation Date:                    April 1, 1999        April 1, 2001

Final Market Value Conclusion      $1,100,000,000       $1,300,000,000

                                                                               2
                                                               SUBJECT RENDERING

MALL COMPONENT

Subject: Grand Canal Shops is a proposed, unanchored specialty regional mall to be physically situated within the Venetian, a casino hotel currently under construction.

Purpose of the Appraisal:          To estimate the prospective value upon
                                   completion and value upon stabilization of the leased fee interest in the subject property based on market conditions existing on October 17, 1997, the date of the most recent inspection.

                                   In addition, the fee simple interest in the development rights to construct the mall as proposed will be estimated.

Location:                          Within the Venetian, a proposed mega-resort
                                   currently under construction near the
                                   southeastern corner of Las Vegas Boulevard
                                   South and Sands Avenue in Las Vegas, Clark
                                   County, Nevada.

Site: The subject comprises a portion of the Venetian mega-resort and will be situated above street grade on the second and third levels of the resort, immediately above the ground level casino.

Improvements:                      A two-level, unanchored specialty regional
                                   mall comprising 500,000 square feet of gross leasable area (GLA).

Zoning: H-1 which permits gaming and hotel use by right, and includes commercial shops and stores.

Highest and Best Use:
  As Vacant                        Given the legal entity which is the subject
                                   of this appraisal, an "As Vacant" H&BU
                                   conclusion is not warranted.

  As Improved                      As proposed with an unanchored specialty
                                   regional mall to function in conjunction with the proposed Venetian mega-resort and connected to the Sands Expo and Convention
                                   Center (SECC).

Property Rights Appraised:         Leased Fee and Fee Simple Interests.

Marketing Period:                  Twelve months.

                                                                               3
                                                               SUBJECT RENDERING

Indications of Value:

                                          Upon Completion     Upon Stabilization
                                          ---------------     ------------------

      Income Capitalization Approach:     $220,000,000        $248,000,000
      Per Unit                            $507 PSF            $531 PSF

      Sales Comparison Approach:          Not applicable      Not applicable

      Cost Approach:                      $187,000,000        Not applicable

Valuation Date:                           April 1, 1999       April 1, 2000

Final Value Conclusion:                   $220,000,000        $248,000,000

Value of Development Rights:              $ 33,000,000        Not applicable

                                  [Picture of
                                  The Venetian
                               Las Vegas, Nevada]

                                                                               5
                                             ASSUMPTIONS AND LIMITING CONDITIONS

This report is made expressly subject to the following conditions and stipulations:

      1. Date and definitions of value, together with other definitions and assumptions on which our analyses are based, are set forth in appropriate sections of this report. These are to be considered part of these limiting conditions as if included here in their entirety.

      2. The conclusions stated herein, including values which are expressed in terms of the U. S. Dollar, apply only as of the date of value and are based on prevailing physical and economic conditions and available information at that time. Economic projections do not represent forecasting of future events. Rather, they reflect a method commonly used by investors to gauge the effect of anticipated trends on investment yields. No representation is made as to the effect of subsequent events which may significantly alter the conclusions reported herein.

      3. Title to the property is assumed to be marketable. The property is considered as being under responsible ownership and free of all encumbrances except as specifically discussed herein.

      4. Information reported herein has been obtained from reliable sources and, when feasible, has been verified. The appraisers reserve the right to make appropriate revisions in the event of discovery of additional or more accurate data.

      5. No responsibility is accepted by Landauer for considerations requiring expertise in other fields. Included in this category are ownership, legal description and other legal matters, survey of property boundaries, geologic considerations including soils and seismic stability, civil, structural or other engineering, and identification of hazardous or toxic substances. Data furnished or obtained from public sources relative to these matters has been adopted and is assumed to be correct.

      6. Except where specifically noted, we have no cause to expect the existence of undisclosed easements, encroachments or defects in title, access, geology, structural integrity or mechanical systems. Any need for further study indicated by our investigation has been disclosed to the client and/or noted in the report; results of any such studies furnished have been accepted and the source identified. Maps and other graphic materials reproduced herein are for illustrative purposes only and are not to be relied on for factual information.

                                                                               6
                                             ASSUMPTIONS AND LIMITING CONDITIONS


       7. The appraisers have inspected the subject property with the due diligence expected of a professional real estate appraiser. The appraisers are not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraisers that might suggest the possibility of the presence of such substances should not be taken as confirmation of the presence of hazardous waste and/or toxic material. Such determination would require investigation by a qualified expert in the field of environmental assessment.

            The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous material may affect the value of a property. The appraisers' value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value.

            No responsibility is assumed for any environmental conditions, or for any expertise or engineering knowledge required to discover them. The appraisers' descriptions and resulting comments are the result of the routine observations made during the appraisal.

       8. This appraisal covers only the real and personal property described herein. Unless specifically stated to the contrary, it does not include consideration of mineral rights or related right of entry, nor tenant's personal property or the removal thereof. Values reported herein are not intended to be valid in any other context, nor are any conclusions as to unit values applicable to any other property or utilization than that specifically identified herein.

      9. By reason of this assignment, testimony, attendance in court, any government or other hearing with reference to the property is not required without prior arrangements having been made relative to such additional employment.

      10. Use and disclosure of the contents of this report is governed by the Bylaws and Regulations of the Appraisal Institute. The Appraisal Institute reserves the right to authorize its representatives to review this report and its supporting documentation. Except as set forth in the engagement letter to which these limiting conditions are attached, confidential distribution of copies of this report in its entirety may be made subject to the sole control of the addressee, however, excerpts may not be given to any third party without prior written consent.

      11. Except as set forth in the engagement letter to which these limiting conditions were attached, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers or the firm with which they are connected, any reference to the Appraisal Institute or to the MAI or SRA designation) shall be disseminated to the general public through advertising or sales media, public relations media, news media or any other public means of communication without prior written consent.

                                CERTIFICATION

The undersigned certify that to the best of their knowledge and belief:

                                                                               7
                                                                   CERTIFICATION

The statements of fact contained in this appraisal report and upon which the analyses, opinions and conclusions expressed herein are based are true and correct. This report is made subject to the Assumptions and Limiting Conditions set forth on the preceding pages which contain all of the limiting conditions (imposed by the terms of the assignment or by the appraiser) affecting the analyses, opinions and conclusions in this report.

Employment and compensation for making this appraisal are in no way contingent upon the value reported, and we certify that we have no direct or indirect current or prospective personal interest or bias in the subject matter of this appraisal report or to the parties involved.

No one other than the undersigned prepared the analyses, opinions or conclusions concerning real estate that are set forth in this report.

This report has been made in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to reviews by its duly authorized representatives. As of the date of this report, Rodney A. Wycoff, MAI; Charles P. Gardner, MAI, John R. Forbes, MAI, and Karen Johnson, MAI, have completed the requirements of the continuing education program of the Appraisal Institute.

Karen Johnson, MAI personally inspected the property which is the subject of this report on February 10, 1997, March 7, 1997, August 4, 1997, and October 17, 1997. Rodney A. Wycoff, MAI, inspected the property on January 29, 1997. John R. Forbes, MAI inspected the property on July 30, 1997. Charles P.Gardner, MAI inspected the property on August 15, 1997.

Karen Johnson, MAI                              Rodney A. Wycoff, CRE, MAI
Managing Director                               Senior Managing Director
Nevada Certified General
Real Estate Appraiser License 02113

John R. Forbes, MAI                             Charles P. Gardner, MAI
Manager                                         Managing Director

                                                                               8
                                                                    INTRODUCTION

                                 INTRODUCTION

Identification of the Property

The subject property is located at 3355 Las Vegas Boulevard South in what is commonly referred to as Las Vegas, Nevada. The municipality governing the subject property is Clark County. The subject is currently recorded on the County's property tax records as all or portions of account numbers 162-16-202-008 and 162-16-301-001.

The boundary lines of two tax parcels have not yet been relocated so that the Sands Exposition and Convention Center technically encroaches on 1.59 acres of the subject site. A copy of the proposed site area is presented in the survey on page 37.

Upon completion, the subject property, to be known as the Grand Canal Shops, will be physically situated within the proposed Venetian hotel casino development which is currently under construction. The majority of the space in the Grand Canal Shops is to be located one floor above the casino floor.

We have made certain assumptions regarding the elimination of the aforementioned encroachment and provision of parking facilities and utilities as indicated in an unsigned copy of the Reciprocal Easement, Use and Operating Agreement (REA) issued June 24, 1997.

Purpose of the Appraisal

The purpose of this appraisal is to estimate the market value of the fee simple interest in the proposed Venetian Resort casino hotel, as if completed and upon stabilization.

The appraisal is also intended to estimate the prospective value upon completion and the value upon stabilization of the leased fee interest in the proposed mall to be known as the Grand Canal Shops. In addition, the fee simple interest in the development rights to construct the proposed mall will be estimated.

All values will be based upon market conditions existing on October 17, 1997, the most recent date of inspection.

History of the Property/Background of the Engagement

In the late 1950's, the first low-rise buildings of the Sands Hotel were constructed on the larger assemblage comprised of approximately 59.0 acres which includes the subject site. Additional buildings, and eventually a circular tower were added in the 1960's and 1970's.

The Sands Hotel and its excess land were purchased in 1989 for $110,000,000 by an affiliate of The Interface Group, doing business as Las Vegas Sands, Inc. An additional $18,500,000 was funded at

                                                                               9
                                                                    INTRODUCTION

purchase for recapitalization and capital improvements. The total investment in the original 59.0 acre property was therefore $128,500,000.

To increase the large parcel's frontage on the Strip, the 1.53 acre Tam O'Shanter Motel was bought in early 1996 for $12,400,000, or $8,104,575 per acre, increasing the assemblage to 60.5 acres. This parcel is held under different ownership (Silver State Realty Trust) but is controlled by the same principal as the larger parcel.

In 1990, approximately 13.7 acres of excess land on the eastern boundary of the assemblage were developed with the Sands Exposition and Convention Center (SECC) at a cost of $55,000,000. In 1994, the lower level parking garage of the SECC was converted into an additional 411,400 square feet of exhibit and meeting space at a cost of $15,500,000. The conversion of the former parking garage brought the net exhibit and meeting space total to 966,400 square feet. Pre-function areas bring the revenue producing space up to 1,001,400 square feet.

In early 1996, the SECC was transferred  between  affiliates.  Las Vegas Sands
Inc.  (LVSI)  sold  the  subject  to  the  Interface  Group  -  Nevada,   Inc.
(Interface) for $66,594,000, its approximate book value.

Between December 1996 and March 1997 the existing Sands Hotel and Casino complex was demolished at a total cost of approximately $6,000,000 to make way for two mega casino resorts, to be named the Venetian and the Lido. These casino hotels are planned to be physically connected to each other through the Grand Canal Shops and their respective casino floors and to the SECC by a common wall and indoor corridor. Parking facilities and a utility plant are to be shared also.

The proposed Venetian Casino Hotel and the proposed retail mall that is to be separately demised are the subject of this appraisal.

Property Rights Appraised

The property rights appraised for the casino hotel are what in mixed-use developments are considered to be a fee simple estate. A fee simple estate is defined as absolute ownership unencumbered by any other interest or estate; subject only to the limitations of eminent domain, escheat, police power and taxation.

The intent of the REA is to eliminate the current Interface land encroachment of the Sands Expo Center onto 1.59 acres of the subject site's tax parcel by modifying the parcel boundary lines. Our appraisal assumes that this has been completed.

                                                                              10
                                                                    INTRODUCTION

The property interest appraised for the mall in this report is the leased fee estate, defined in The Dictionary of Real Estate Appraisal, Third Edition, 1993, published by the Appraisal Institute, as: An ownership interest held by a landlord with the right of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease.

The larger two-phased development is also encumbered by the obligation to provide no fewer than 800 parking spaces to the Sands Exposition and Convention Center. We have assumed that one half, or 400 spaces, will be the obligation of the subject's developer and operator. The remaining 400 spaces can be provided on surface lots on the Phase II site until that phase is completed.

The remaining easements assumed for the market value estimate are typical of those encumbering regional malls and the individual fee components of mixed-used developments.

Definition Of Market Value

For the purpose of this appraisal, Market Value is defined as follows:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale on a specific date and the passing of title from seller to buyer under conditions whereby:

      (1)   Buyer and seller are typically motivated;
      (2) Both parties are well informed or well advised and acting in what they consider their own best interests;
      (3)   A reasonable time is allowed for exposure in the open market;
      (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and
      (5)   The price  represents  the normal  consideration  for the property
            sold  unaffected  by  special  or  creative   financing  or  sales
            concessions granted by anyone associated with the sale.(1)

---------
(1) Standards of Professional Appraisal Practice of the Appraisal Institute" and Uniform Standards of Professional Appraisal Practice," The Appraisal Foundation, 1994.

                                                                              11
                                                                    INTRODUCTION

As further clarification, NCREIF believes that it is reasonable under current market conditions to assume up to one year to sell a property. Conversely, a marketing period of three years would typically not be appropriate under the Market Value definition. Further, Market Value does not assume a "liquidation sale" (forced sale) which would place undue emphasis on time and cash.(2)

An estimate of market value requires that the appraisal reflect the attitudes and behavior of typical investors and developers. Also, an estimate of market value considers the continuous attempt of market participants to maximize real estate values, generate increased revenues and reduce risk. The market value indications included in the Valuation Section are based upon the above requirements.

Marketing and Exposure Period

There are a number of gaming operators actively looking for casino resort representation on the Strip in Las Vegas. We estimate that the actual marketing period for the casino hotel component would require no more than twelve months. However, due diligence periods prolong the effective marketing period by up to six months. A total marketing and due diligence period of twelve to eighteen months is deemed appropriate for the casino hotel component. The retrospective exposure period is estimated to be the same.

Las Vegas' diversification into a more mainstream destination, recent development and investment activity indicates that there are a number of retail mall operators who would like to take advantage of the visitor volume along the Strip. The investment market for regional malls has been active over the last several years on a national basis. Most properties that have sold in the last two years, if priced appropriately, have been on the market for less than one year. The Korpacz Real Estate Investor Survey (Second Quarter 1997) indicates an average marketing time of 10.44 months for regional mall facilities across the U.S., up marginally from the 10.11 months reported last quarter, and a slight increase from 9.94 months reported one year ago.

We estimate that the reasonable time necessary to market the subject at the stated value would be approximately one year. The necessary exposure time, which precedes the date of value and is referenced in the definition of market value, is also estimated at approximately one year.

Date of Value Estimate

The casino hotel is valued as of April 1, 1999, the estimated date of completion of the improvements, and as of April 1, 2001, its estimated date of stabilization.

--------------
(2) "CREIF Claification Statement Regarding 'Market Value'", National Council of Real Estate Investment Fiduciaries, 1991.

                                                                              12
                                                                    INTRODUCTION

The mall is valued as of April 1, 1999, the estimated date of completion of the improvements, and as of April 1, 2000, its estimated date of stabilization.

Each value estimate rendered is based upon economic conditions prevailing as of October 17, 1997, the most recent date of inspection.

The site or model room was inspected on January 29, February 10, March 7, August 4, 1997 and October 17, 1997, by Karen Johnson, MAI. Mr. Rodney A. Wycoff, MAI, CRE, inspected the site on January 29, 1997. Mr. John A. Forbes, MAI, inspected the subject site and model room on July 28, 1997. Mr. Charles R. Gardner, MAI, inspected the site and model room on August 15, 1997.

Scope of the Assignment

The scope of this appraisal involved the systematic research and analysis necessary to reach a market value estimate for the land underlying the proposed Venetian Resort and the Grand Canal Shops.

Our investigation included a thorough market overview in order to gauge the current condition of the Las Vegas casino resort and convention market. Historical development and absorption trends were analyzed. A summary of projects currently planned and proposed was developed and their status in the planning/approvals process was reviewed. We reviewed the current market for vacant land on the Las Vegas Strip. Because of the dated or less desirable nature of the land sales comparables, a residual technique was also considered. Cost estimates prepared by Bovis were reviewed.

A diligent search was performed for comparable improved sales for each component of the project, however, the difference between these assets and the subject properties were so great as to preclude meaningful comparisons.

Income estimates were prepared based on income and expenses of relatively comparable assets. Current investor requirements were researched.

Last, final value estimates were reached based on the above analyses, influenced by the most reliable and appropriate data. This full narrative report is the result of our findings and analyses.


                              REGIONAL ANALYSIS

Geographical, social, political and economic trends are the factors that have the most profound effect upon the real estate market. The following is a discussion of these trends as they affect the economic

                                                                              13
                                                               REGIONAL ANALYSIS

base and strength of the Las Vegas Metropolitan Statistical Area (MSA) and the City of Las Vegas in particular.

Geographical

The subject is located within the most southern region of Nevada consisting of Clark and Nye Counties. Combined with Mohave County in Arizona, Clark and Nye Counties comprise the Las Vegas Metropolitan Statistical Area (MSA). The City of Las Vegas is within the 864 square mile Las Vegas Valley of Clark County. Clark County is approximately 7,910 square miles, most of which is undeveloped desert and wildlife ranges owned by the Federal Government. To the north of Clark County is Lincoln County, to the west is Nye County, also to the west and south is California, and the Colorado River and Lake Mead are a natural eastern border separating the county and state from Mohave County in Arizona. Las Vegas is approximately 290 miles north-east of Los Angeles.

Population

Since 1980, the Las Vegas MSA has experienced an average compound annual growth rate of 4.9 percent per year. Historical population figures and projections are shown in the following table.

                                  Las Vegas MSA

                                                      Compound
                                                       Annual
                    Year            Population         Growth
               ---------------    -------------    ---------------
                    1980               538,000          N/A
                    1990               875,000          5.0%
                    1995             1,144,000          5.5%
                1st Qtr. 1997        1,219,000          3.2%
                 Est. 2000           1,352,000          3.5%

                  Source: DRI/McGraw-Hill, U.S. Markets Review.

                                                                              14
                                                               REGIONAL ANALYSIS


Since 1970, the City proper has experienced population growth at an average compound annual rate of 4.8 percent per year. The City's population figures and estimates are shown in the following table.

                              City of Las Vegas

                                                      Compound
                                                       Annual
                    Year           Population          Growth
               ---------------    -------------    --------------
                    1970             125,787            --
                    1980             164,674           2.7%
                    1990            258,295            4.6%
                 July 1996          401,703            7.6%


             Source: Clark County Comprehensive Planning Department

Population in the City of Las Vegas has increased significantly since 1970 and will continue to do so due to economic expansion. By the year 2000, DRI estimates that population will increase to 1.35 million residents, an increase of nearly 55% over 1990. Booming population growth will be driven by economic growth. Along with the hotel, gaming and recreation industry, business and personal services, trade, state and local government, transportation, communications and utilities are areas of the economy that are expected to grow.

Employment

During 1996, total employment increased 8.1%. Much of this increase is the result of new casino openings and construction of new properties. In absolute numbers, the industry that created the most new jobs during 1996 was services, but construction, trade and durable goods manufacturing grew at faster percentage rates. Many new manufacturing firms relocated to Las Vegas from California in the early 1990's as a result of the recessionary period California experienced. Now that California's economy is recovering, the rate of growth in local manufacturing jobs is expected to decline, but this should have little effect on the Las Vegas economy. Current casino openings are expected to increase services employment by about 15,000 jobs in both 1997 and 1998.

                                                                              15
                                                               REGIONAL ANALYSIS

Presented below is historical employment and unemployment data pertaining to the Las Vegas MSA. The labor force has grown, on average, at a compound rate of 11.5 percent annually over the last four years, while the number of people employed has grown at a greater rate of 12.0 percent per year. This has resulted in a substantial decrease in the unemployment rate.

                           Employment and Unemployment
                                  Las Vegas MSA
                                                                      Compound
                                                         1st Qtr.  Annual Growth
 Year                        1992      1994      1996        1997    Since 1992
 --------------------  ---------- --------- --------- ----------- --------------
 Labor Force              422,800   572,000   648,000     654,000      11.5%
 Employment               394,050   535,392   614,952     620,646      12.0%
 Unemployment              28,750    36,608    33,048      33,354       3.8%
 Unemployment Rate           6.8%      6.4%      5.1%        5.1%


Source:  DRI/McGraw-Hill

The unemployment rate decreased from 1992 to 1994 by 0.4 percent. The current unemployment rate is 5.1 percent, down from 6.8 percent in 1992. By comparison, unemployment rate for the State of Nevada is presently 5.0 percent, while the U.S. unemployment rate is 5.2 percent.

Nevada is one of the fastest growing states in the country. Due to a number of factors including lower corporate and personal tax burdens, a lower cost of doing business and the community's pro-business attitude, Nevada has been ranked first as the fastest growing economy in the west by the DRI/McGraw Hill Regional Forecast Summary over the last three years. It is forecasted to maintain that ranking through 2001.

The MSA's economic vitality is closely related to the visitor industry which directly provides, at the least, one out of three area jobs. Las Vegas is one of the nation's favorite vacation destinations. During 1996, 29.7 million people visited Las Vegas and spent $22.5 billion in the area including gaming revenues. New developments increase employment opportunities, which in turn allow for growth in related services.

The Las Vegas MSA has been striving to diversify its employment base particularly in the manufacturing, distribution/warehousing and finance, insurance and real estate (FIRE) sectors. Local planners forecast that the greatest percentage increases in job growth will occur in the non-gaming areas. However, in terms of absolute numbers, the visitor industry is likely to continue to add the greatest number of new jobs.

This is evident from a review of the top ten employers in Las Vegas provided below.

                                                                              16
                                                               REGIONAL ANALYSIS

                                Las Vegas MSA
                               Major Employers

        Company                                Business Type
-----------------------------------------------------------------------
 1.     MGM Grand                              Hotel, Casino Operations

 2.     Mirage Casino-Hotel                    Hotel, Casino Operations

 3.     University of Nevada--Las Vegas        Education Services

 4.     Treasure Island at the Mirage          Hotel, Casino Operations

 5.     Caesar's Palace                        Hotel, Casino Operations

 6.     Excalibur Hotel & Casino               Hotel, Casino Operations

 7.     Hilton Corporation                     Hotel, Casino Operations

 8.     Luxor Hotel & Casino                   Hotel, Casino Operations

 9.     Circus Circus Casino                   Hotel, Casino Operations

10.     The Monte Carlo                        Hotel, Casino Operations

Source: DRI/McGraw-Hill U.S. Markets Review, 1st Qtr. 1997.

Because of the relative importance of the visitor industry to Las Vegas' economy and to the success of the proposed project, the local gaming market and the local hotel market will be discussed at length in a separate section titled "The Visitor Industry".

Transportation

Freeways

Las Vegas is served by two major freeways and a number of smaller highways. Interstate 15 extends north from the east/west 40 freeway through the southern portion of the state and city and is the primary road link to Los Angeles. Interstate 215 extends north and south through the central portion of the metro area and is a branch of the 95 and 93 freeways. State Highways 159 and 160 form a loop around the western and southern portions of the city. Highway 582 is a link between Las Vegas and Henderson. And highways 146, 147 and 167 help provide additional highway circulation to immediate surrounding areas. By the year 2000, Las Vegas traffic counts are expected to increase by at least 30 percent above 1996 levels. As a result, Clark County is attempting to maintain and upgrade its roadways through regular improvements.

                                                                              17
                                                               REGIONAL ANALYSIS

Airports

The McCarran International Airport has an important role in Clark County's business and development growth plan. McCarran is ranked the 10th busiest airport in the United States, accommodating almost 30.5 million travelers in 1996, an increase of 8.7 percent above 1995 levels. From 1988 through 1996, total passenger count at the airport increased at a substantial compound annual growth rate of 8.8 percent.

Since airport traffic is increasing at such rates, Clark County has committed to spending $450 million in improvements to accommodate for anticipated future levels of passenger traffic. During 1997 the ticketing lobby was expanded by 150 lineal feet to increase the number of ticket counter positions, and a general aviation runway was expanded to accommodate full-size commercial carriers, bringing the total number of runways to four. In summer of 1998 the first 26 gates of a 50-gate "D" Terminal expansion will be completed, along with a baggage handling expansion and a new people mover system. Because of its superlative air service, Las Vegas has an advantage over many other convention and vacation destinations. Its demonstrated commitment to expanding its visitor serving infrastructure bodes well for future growing in tourism to the area.

Other Surface Transportation

Las Vegas is accessible via railroad for both freight and passenger service. Both Union Pacific and Amtrak have lines running into the County and City connecting Las Vegas with Los Angeles, Phoenix and Salt Lake City.

A number of bus lines are available in Las Vegas, some of which are the following: Greyhound, Las Vegas-Tonapah-Reno Stage Line, Ray & Ross, Sun Valley, Westside Charter Service, Funbus Luxury Travel and the Gray Line Tours. Also available in the intracity is the Las Vegas Transit System.

Conclusion and Trends

Las Vegas continues to be one of the fastest growing cities in the nation. Along with rapid growth in tourism, the Las Vegas market also continues to expand into other industries as well. Strong growth in tourism is projected to continue for the next five years. A pro-business atmosphere and favorable tax climate will support the growth of professional and service industries. Employment is strong and will continue to strengthen as the economy diversifies.


                             THE VISITOR INDUSTRY

Presented in the following subsections are discussions of the three critical components of the Las Vegas Visitor Industry: the convention market, the gaming market and the hotel market.

                                                                              18
                                                            THE VISITOR INDUSTRY

THE CONVENTION MARKET

Due to warm weather, the presence of two major convention centers, an extensive hotel inventory with comparatively low room rates, affordable airfares and the appeal of gaming, Las Vegas now hosts more major national conventions and trade shows than any other destination. Two of the nation's five largest convention centers are located in Las Vegas: the Las Vegas Convention Center and the Sands Exposition & Convention Center. The Sands Exposition & Convention Center (SECC) is located next to the subject site and boasts 935,000 square feet of prime exhibit space. In addition to the exhibit space, the SECC also offers 23 meeting rooms totaling 31,400 square feet and a superior location within one block of the Strip.

As planned, the subject casino hotel will connect to this facility via a hallway and pre-function space. The subject's largest ballroom, the 80,000 square foot Grand Ballroom will share a common wall with the SECC near its Hall C. The subject's 342,000 square feet of meeting and pre-function space will be distinguished from the SECC space by a higher level of finish. The combination of the SECC's exhibition facilities and the subject's highly finished meeting facilities will enable the combined properties to attract a new market segment for which meetings, seminars, professional accreditation classes or sit-down meals functions are of primary importance.

The Las Vegas Convention Center (LVCC) has approximately 1,300,000 square feet of indoor, finished area broken out as follows: 761,522 square feet of exhibit space, 149,862 square feet of meeting space, 85,200 square feet of lobby/registration space, a 14,623 square foot restaurant and 288,793 square feet of access, circulation and support areas. An expansion broke ground in July of 1997 to increase exhibit space by 279,000 square feet and to add 42,400 square feet of meeting space. The expansion could be completed as early as May 1998.

The following table is a ten-year summary of the conventions, attendance and revenue that have occurred in Las Vegas at the two major centers and in the city's hotels.

                                                                              19
                                                            THE VISITOR INDUSTRY

                         Citywide Convention Statistics

      Number of                    Annual        Non-Gaming        Annual
Year  Conventions   Attendance     Growth Rate   Economic Impact   Growth Rate
-------------------------------------------------------------------------------

1987        556     1,677,716            --       $1,197,168,704         --
1988        681     1,702,158          1.5%        1,242,227,536       3.8%
1989        711     1,508,842        -11.4%        1,140,912,624      -8.2%
1990      1,011     1,742,194         15.5%        1,358,243,318      19.1%
1991      1,655     1,794,444          3.0%        1,482,327,551       9.1%
1992      2,199     1,969,435          9.8%        1,693,074,125      14.2%
1993      2,443     2,439,734         23.9%        2,253,526,873      33.1%
1994      2,662     2,684,171         10.0%        3,034,267,004      34.7%
1995      2,826     2,924,879          9.0%        3,359,162,165      10.7%
1996      3,827     3,305,507         13.0%        3,943,105,480      17.4%


Source: Las Vegas Convention and Visitors Authority.

Convention attendance growth and non-gaming economic revenue have increased at annual compound average growth rates of 7.8 percent and 14.2 percent, respectively over the last ten years. Growth in attendance and non-gaming impact was positive in all but one year. The relatively low growth rate in 1991 coincided with the start of a national recession. A significant contributor to the increase in 1993 was the maturation of the Sands Expo Center and opening of an expansion to the Las Vegas Convention Center.

Statistics from the Las Vegas Conventional Visitors Authority (LVCVA) indicate that through July 1997, attendance at conventions in Las Vegas increased by 3.6 percent over the first seven months of 1996. Future growth will be facilitated by the 1.0 million square feet of meeting space now under construction at the LVCC, the Subject, the MGM Grand, Caesar's, Bellagio, Paris and Project Paradise.

Over the past decade the number of new groups coming to Las Vegas has increased at a compound annual average rate of 28.3 percent per year as depicted in the table on the following page.

                                                                              20
                                                            THE VISITOR INDUSTRY


              Las Vegas City-Wide Convention and Trade Show Summary
                            New Versus Repeat Groups

Calendar Year     No. Conventions       New           Repeat      Repeat 5 plus
-------------     ---------------  -------------    ----------    -------------
    1976              325          38.5%     125    41.5%  135     20.0%    65
    1981              515          51.8%     267    32.2%  166     15.9%    82
    1986              564          50.0%     282    35.5%  200     14.5%    82
    1991            1,655          80.6%   1,334    12.4%  205      7.0%   116
    1996            3,827          89.0%   3,406     7.0%  268      3.9%   149

Compound Annual Growth Rates

1976 to 1996         8.6%          --     11.6%     --     2.3%            2.8%
1986 to 1996        21.1%          --     28.3%     --     3.0%            6.2%
1991 to 1996        18.3%          --     20.6%     --     5.5%            5.1%

Source:  Las Vegas Convention and Visitors Authority.

New group business is being attracted to Las Vegas. During 1996, nearly 90 percent of the groups meeting in Las Vegas had not previously met there. In absolute numbers, the number of new groups has doubled over the past five years. However, when expressed as a percentage rate of growth the figure has moderated slightly from the 28.3 percent rate over a ten year period to a 20.6 percent over the five year period. Many of the new groups are being retained, as demonstrated by the consistent growth in the number of repeat groups. Las Vegas has been very successful in attracting and retaining new group business.

                                                                              21
                                                            THE VISITOR INDUSTRY

THE GAMING MARKET

Las Vegas tourism is driven primarily by its gaming. The legalization of gambling in many states has not had a negative impact on gaming revenues in the state of Nevada, Clark County or Las Vegas. In fact, gaming revenues in Clark County have steadily increased over the years as the following table depicts.

                                 Clark County
                             Gross Gaming Revenue

-----------------------------------------------
                    Gross          Percentage
Year                Gaming           Change
                   Revenues
-----------------------------------------------
1987            $2,789,336,000   $     --

1988             3,136,901,000       12.5%

1989             3,430,851,000        9.4%

1990             4,104,001,000       19.6%

1991             4,152,407,000        1.2%

1992             4,381,710,000        5.5%

1993             4,727,424,000        7.9%

1994             5,430,651,000       14.9%

1995             5,717,567,000        5.3%

1996             5,783,735,000        1.2%

Compound                              8.4%
Annual Growth


Source: Las Vegas Convention and Visitors Authority, January 1997.

The proliferation of gaming outside of Las Vegas, particularly in the Southern and Midwestern States has promoted the social acceptance of gaming in these new markets. Due to a conscious shift in market orientation, Las Vegas has shaken off its former reputation as the vice capital of the country and has emerged as a mainstream destination, billing itself as America's Entertainment Superstore. In a 1996 survey by the American Society of Travel Agents, Las Vegas unseated Orlando as the Number 1 tourist destination. The "must see" quality of the newest mega resorts enabled Clark County gaming revenues to increase at a compound average annual growth rate of 8.4 percent between 1987 and 1996.

                                                                              22
                                                            THE VISITOR INDUSTRY

Through June 1997, gaming revenues in Clark County had increased by 5.1 percent over the first half of 1996. In absolute dollars, Clark County's gaming revenues are already $147,871,000 ahead of the first half of last year. During 1996, total gaming receipts grew by only $76,168,000 over the previous year. The slow growth in 1996 is attributed to lackluster performance on the Strip.

The following table presents gaming revenue by area in Las Vegas and contrasts performance in 1996 with 1995. Las Vegas revenues appear to have reached a level of stabilization, if further growth in revenues is going to occur, casino operators believe that the number of guest rooms and gaming facilities must increase.

                                  Las Vegas
                            Gaming Revenue by Area

    County                   1995                1996           Change
--------------------------------------------------------------------------
Clark County       $5,717,567,000       $5,783,735,000           1.2%
Las Vegas MSA       4,557,331,000        4,618,674,000           1.3%
Strip               3,610,477,000        3,579,673,000          -0.9%
Downtown              641,853,000          678,852,000           5.8%
Boulder Strip         305,001,000          360,149,000          18.1%

Source: Las Vegas Convention and Visitors Authority, January 1997.

The decline in 1996 for "Strip" gaming revenues was caused almost entirely by a fairly isolated double digit decline in the month of November. Through October, the year-to-date growth had been positive. December 1996 figures showed an increase over the prior December. Local observers attribute the decline to 1) a major swing in Baccarat play and 2) erroneous odds making on two nationally televised prize fights. There are a handful of international high stakes Baccarat players that can affect citywide annual gaming revenues.

Through July, 1997, Gaming revenues along the Strip are up 4.6 percent over the first seven months of 1996. Still, this cumulative growth rate of 4.6 percent lags behind the 6.8 percent rate of growth in number of occupied hotel rooms. The changing profile of the Las Vegas visitor is reflected in the changes in the gaming revenue when expressed on a "per occupied room night" basis. This is presented in the following table.

                                                                              23
                                                            THE VISITOR INDUSTRY

                                 Clark County
                     Gaming Revenue Per Hotel Room Night

                               Estimated Room
          Gaming Revenue      Nights Occupied     Revenue Per
 Year       (in 000's)           (in 000's)     Occupied Night
----------------------------------------------------------------
 1991       $4,152,407             22,530            $184
 1992       $4,381,710             23,430            $187
 1993       $4,727,424             24,617            $192
 1994       $5,430,651             28,208            $193
 1995       $5,717,567             28,695            $199
 1996       $5,783,735             30,638            $189

Source: Las Vegas Convention and Visitors Authority.

The rate of growth in gaming receipts, when expressed on a per occupied room basis, is not keeping pace with inflation or the cost to construct many of these new highly themed mega-resorts. Even if the decline in 1996 is omitted as an aberration, the compound annual rate of growth was only 2.0 percent per year between 1991 and 1995. If 1996 is indicative of the new market's profile, the rate of growth in gaming revenues per occupied room has been only 0.5 percent per year.

Through July 1997, the gaming revenue per occupied room night declined to $188 from $191 for the same period of the previous year, a 1.5 percent decline. The trend appears to be broadly based.

Hotel room revenues, food and beverage revenues, and retail sales have, however, been increasing at rates faster than inflation. From the standpoint of investors and the lending community, this diversification is a positive change.

It is expected that Las Vegas will continue to attract a broader profile of visitors in the future as more themed hotels, restaurants and retail centers are developed. Visitor expenditures will be consumed by many attractions other than gaming. Therefore, and thus, gaming revenues per occupied room night will likely be flat or decrease at a moderate rate until the full extent of the new market profile has been felt.

                                                                              24
                                                            THE VISITOR INDUSTRY

THE LODGING MARKET

The Las Vegas lodging market has experienced unprecedented growth during the 1980's due to the evolution of the casino/hotel.

                                Las Vegas Area
                            Hotel/Motel Inventory,
                      Rooms Available as of December 31

            ------------------------------------------------
              Year        Number of           Percentage
                      Hotel/Motel Rooms         Change
            ------------------------------------------------
              1987         58,474                 --
              1988         61,394                5.0%
              1989         67,391                9.8%
              1990         73,730                9.4%
              1991         76,879                4.3%
              1992         76,523               -0.5%
              1993         86,053               12.5%
              1994         88,560                2.9%
              1995         90,046                1.7%
              1996         99,072               10.0%

Source: Las Vegas Convention and Visitors Authority, January 1997.

Over the ten year period, the rooms inventory in Las Vegas grew at a compound annual rate of 6.0 percent. During 1996 the 1,500 room Stratosphere Hotel opened in April, followed by the 3,014 room Monte Carlo in June. These two properties and additions to the Luxor and Circus Circus are largely responsible for the significant (10.0) percent increase in the room inventory when the number of rooms open as of December 31, 1996 is compared to that same date in 1995. With the opening of the New York-New York Hotel and Casino, the Las Vegas lodging market crossed the 100,000 room threshold on January 3, 1997.

As of July 31, 1997, there were approximately 103,916 rooms available, a 10.5 percent increase over July 31 of 1996.

                                                                              25
                                                            THE VISITOR INDUSTRY

Historical Performance

The historical occupancy performance of the aggregate Las Vegas hotel and motel market from 1987 through 1996 is presented in the following table.

                             Las Vegas Metro-Wide
                       Historical Occupancy Performance

                  Hotel                  Motel                    City-Wide
 Year    Occupancy Performance    Occupancy Performance    Occupancy Percentage
--------------------------------------------------------------------------------
 1987            87.0%                    74.0%                      83.4%
 1988            89.3%                    73.7%                      85.1%
 1989            89.8%                    72.5%                      85.2%
 1990            89.1%                    69.8%                      84.7%
 1991            85.2%                    62.6%                      80.3%
 1992            88.8%                    66.1%                      83.9%
 1993            92.6%                    69.7%                      87.6%
 1994            92.6%                    73.2%                      89.0%
 1995            91.4%                    72.4%                      88.0%
 1996            93.4%                    75.7%                      90.4%

Source: Las Vegas Convention and Visitors Authority.

Despite the pace of additions, hotel and motel occupancy rates improved between 1987 and 1996. Over the long term, the pace of growth in demand has outstripped the rate of growth in supply. However, through July 1997, the overall metro-wide occupancy rate has declined from 91.6 percent to 87.9 percent. This is attributable mainly to recent increases in supply. According to statistics from the Convention and Visitors Bureau, demand increased by 6.8 percent through July whereas supply increased by 10.5 percent. Moderation in Las Vegas' growth rate may also be a function of the decline in summer tourism throughout the Desert Southwest. Tourist traffic is reported to be well below last year's levels in the communities surrounding the Grand Canyon, in the national parks, Southern Utah and as far north and east as Durango Colorado. These destinations are popular with international tourists, primarily Europeans, who may be suffering from a form of "sticker shock" because of the recent strength of the dollar. Conversely, the number of Americans vacationing overseas has increased because of the strength of the dollar.

Given the 6.8 percent growth rate in demand, we believe that talk of Las Vegas' hotel market having reached its saturation point is premature. In virtually any other community, a 6.8 percent growth rate in

                                                                              26
                                                            THE VISITOR INDUSTRY

demand qualifies as "booming" growth. The market appears to be experiencing a lag between the rate of growth in supply and the rate of growth in demand. Many of the new rooms are rooms-only expansions to existing resorts and have not added to the base of attractions. Based on current construction, the rate of growth in supply will continue to fall off in the second half of 1997. The only significant addition to open between now and the third quarter of 1998 is a 1,200 room expansion to Caesar's Palace.

The Las Vegas lodging market's performance is particularly successful when contrasted against the performance of hotels and motels on a national basis.

                                  Occupancy
                        Las Vegas vs. National Average

    Year      National Occupancy  Las Vegas Occupancy    Net Difference
-------------------------------------------------------------------------------
    1994             65.2%               89.0%                36.5%
    1995             65.5%               88.0%                34.4%
    1996             65.2%               90.4%                25.2%

Source: Las Vegas Convention and Visitors Authority, March 1997.

As is evidenced by the growth in demand, these new properties have demonstrated the strong ability to induce significant demand into the Las Vegas market. These hotels, through their themed attractions and extensive national and international marketing efforts, have greatly broadened the potential Las Vegas visitor market.

The cost of constructing these new mega-resorts is significant. As indicated in a previous table, the increased levels of capital expenditures are not translating into higher gaming revenue when expressed on a per occupied room basis. Thus, mega-resort operators are recognizing that the increased costs must be borne by improved profitability in the rooms, food and beverage, and entertainment departments. Pricing these items at "below cost" can no longer be recovered by increased gaming revenues.

                                                                              27
                                                            THE VISITOR INDUSTRY

According to the Las Vegas Convention and Visitors Bureau, the average daily room rate in Las Vegas is approximately $45. This figure factors complimentary rooms in at zero revenue, when in fact the casino departments are required to "buy" the rooms from the hotel rooms department at a predetermined rate. This $45 rate is based on intercept interviews and not on any total room revenue or transient occupancy tax figures. We consider it unreliable and meaningless.

More reliable data is available from the Nevada Gaming Abstract. For Clark County, the 132 gaming properties reported an average daily room rate of $61.27 in fiscal 1995/96. These properties accounted for 83,067 rooms, which equates to 93 percent of the inventory of 89,300 rooms as estimated by the Convention and Visitors Bureau as of December 31, 1995 (December 31 is the mid-point of the fiscal year and would be less likely to overstate the average number of rooms available during the year).

For the 40 Strip Casino hotels with gaming revenues in excess of $1,000,000, the average daily room rate in fiscal 1995/96 was $74.32. The 19 largest casino hotels with gaming revenues of $72,000,000 and over, had an average daily room rate of $79.19 in fiscal 1995/96. Presented in the following table is a summary of the growth in the average daily room rate for this category.

                  Average Daily Room Rates for Strip Hotels
                     with $72.0 M Plus in Gaming Revenues

                            Average Daily          Percent
       Fiscal Year               Rate               Change
--------------------------------------------------------------
         1993/94                $66.20               N/A
         1994/95                $74.61              12.7%
         1995/96                $79.19               6.1%
  Compound Annual Growth                             9.4%

While growing at a rate that is roughly three times that of inflation, these rates were still well below those at other major convention destinations.

One of the reasons that Las Vegas' average rates are so low is that most of the casino hotels have not constructed a material amount of meeting space on-site. For example the 3,000 room Monte Carlo has only 35,000 square feet of meeting space. With little commercial demand, these hotels mostly rely on the Las Vegas Convention Center and the Sands Expo Center for mid-week convention businesses. These facilities do not generate demand every day and therefore the "under equipped" hotels must fill-in with very low-rated tour and travel business.

The recent imbalance between the rates of growth in supply and demand in 1997 has resulted in lower average daily room rates during the late Spring and Summer months. Summer is traditionally the

                                                                              28
                                                            THE VISITOR INDUSTRY

lowest priced season because of the national decline in convention activity and the softening of leisure demand due to the high temperatures of Las Vegas. It should not be surprising that the temporary imbalance in supply and demand is being felt most during the summer months, particularly in room rates. With the Fall seasonal increase in convention activity, more temperate weather, and the deceleration in the rate of supply growth, the current discounting should abate. The discounting has affected the bottom of the market most severely. During the Second Quarter of 1997, the Mirage, the Treasure Island and MGM Grand were all able to maintain or improve their average daily rates. In the third quarter of 1997, Mirage Resorts increased its net income by 12 percent, led by the Mirage, which posted a 19 percent increase in revenues and a 35 percent increase in cash flow. Rio reported an 81 percent increase in earnings which is attributable to the rapid market acceptance of its expansion. Analyst Todd Jordan of Raymond James and Associates said that Rio was able to increase room rates by about 10 to 15 percent. Analyst Naomi Talish of Merrill Lynch and Co. said that the MGM Grand cut rates by about 5 percent for the third quarter but was running at 100 percent occupancy. The gaming divisions of Hilton and ITT have or are expected to report strong third quarter performance, due mainly to the strength of operations in Las Vegas. Only Circus Circus appears to be suffering. Earnings per share were expected to decline 15 percent despite their recent rooms expansions.

Las Vegas' competitive destinations will also facilitate room rate growth. The room rates in competitive convention destinations are likely to continue to show real growth in the near term due to the current shortage of rooms. A January 3, 1997, article in U.S.A. Today titled "Hotel Shortage Hits Big Cities" indicated that hoteliers are forgoing the discounted group business associated with major conventions in favor of higher rated commercial demand. The city of Chicago recently lost its bid to host a major Tradeshow 200 event, the Pittcon Scientific Convention, because of an inability to procure a 26,000-room block for exhibitors and attendees. Rising rates and availability issues in the competitive cities bode well for the Las Vegas hotel industry, which could accommodate the Pittcon room block in ten hotels with room to spare.

FUTURE GROWTH

Future growth is fundamentally favorable. Diversification of its market away from the core gamblers' market to "Middle America" continues to attract first-time visitors. While the number of international visitors is small relative to the total, potential for growth from this market is immense. Europeans in particular are awed by the scale and spectacle of the mega-resorts and are adding Las Vegas to the Western tour circuit that previously included only Los Angeles, the Grand Canyon, Yosemite and San Francisco.

Presented in the following chart is a summary of the states and countries of origin for visitors to Las Vegas between 1990 and 1996.

                                                                              29
                                                            THE VISITOR INDUSTRY

                   Origin of Visitors by Place of Residence

                           1990    1991    1992   1993    1994    1995    1996
                           -----------------------------------------------------
U.S.

Total                      90%     88%     85%    85%     86%     87%     82%
Eastern States              9%      9%     10%     8%      9%     10%      9%
Southern States            13%     14%     13%    11%     12%     12%     12%
Midwestern States          17%     15%     17%    17%     14%     13%     15%
Western States             51%     48%     45%    49%     50%     51%     46%
     California            33%     33%     30%    32%     33%     35%     30%
     Arizona                4%      5%      4%     6%      5%      3%      4%
     Other                 14%     11%     10%    11%     12%     12%     12%
No Zip Code Given           0%      1%      1%     0%      1%      1%      0%
Foreign

Total                      10%     12%     15%    15%     14%     13%     18%
     Canada                4%      5%      6%     6%      6%      5%      --
     Germany               --      2%      3%     3%      4%      1%      --
     England               2%      2%      2%     2%      2%      3%      --
      Other European       2%      2%      3%     2%      2%      2%      --
      Other Non-European   2%      2%      2%     2%      2%      2%      --


   Source:  Las Vegas Convention and Visitors Bureau

The percentage of foreign visitation previously peaked in 1992 and 1993 and then declined with a resurgence in the percentage of visitors from California. In 1996, the percentage of foreign visitation spiked upward again. Detail has not been provided in the most recent publication that would indicate the countries of origin that contributed to the gain. The table also shows an uneven pattern for California, which has consistently been the largest single market for Las Vegas. The effects of California's restructuring are reflected in the decline in percentage contributions in 1992; its recovery pattern is evidenced from the gradual increase until 1995. The decline in the percentage contribution in 1996 is not a reflection of worsening economic conditions in this source market. San Diego and Orange Counties finally recovered the jobs lost since the 1989 employment peak in mid-to-late-1996. Los Angeles County is expected to fully regain its lost jobs by 1997. We believe that the percentage decline from California in 1996 is related to the high levels of repeat visitation from this market, and the absence of newly opened "must-see" attractions in 1996. It is noteworthy that Las Vegas' tremendous

                                                                              30
                                                            THE VISITOR INDUSTRY

growth in recent years has been achieved in spite of a severe and prolonged recession in its primary source market.

California's increasing ethnic diversity bodes well for the gaming industry in Las Vegas. According to surveys conducted for the Travel Industry Association of America (TIAA) and presented at the 1997 Outlook for Travel and Tourism, the propensity to take gambling vacations is greater among Hispanic and Asian Americans than among Anglo Americans.

While there is no data in the TIAA report on the number of Hispanic Americans that have the wherewithal to vacation, the members of this ethnic group that do vacation stay longer than average (5.1 versus 4.5 nights) and spend considerably more per trip ($559 versus $421). Asian Americans spend the highest amount of any group, at $678 per trip.

Presented in the following table is evidence of California's broad demographic trends.

                      Ethnicity of Visitors to Las Vegas

                    1990     1991    1992    1993     1994    1995     1996
                    -----------------------------------------------------------
Ethnicity

White               85%      83%     85%     85%      80%     79%      81%
African American    6%       6%      4%      4%       7%      7%       6%
Asian/Asian         4%       5%      5%      5%       7%      7%       7%
American
Hispanic/Latino     4%       6%      5%      5%       6%      6%       5%
Other               1%       0%      1%      0%       1%      1%       1%

Source:  Las Vegas Convention and Visitors Bureau

Conclusion

The Convention and Gaming components of Las Vegas' tourism industry are showing strong levels of growth, although at levels that are somewhat below the nearly double digit rates of growth of the previous decade. Recent concerns about Las Vegas' ability to absorb new hotel rooms seems unfounded in light of the 6.8 percent rate of increase in occupied rooms through July, 1997. A short term imbalance in supply and demand growth rates will be reflected in lower average daily room rates during the summer of 1997. Over the long term, average daily room rates are likely to grow at a faster rate than inflation due to the meeting space that is being added with new properties and the absence of any downward pressure from competitive convention destinations. Demand fundamentals are good and the Convention Center expansion and airport expansion will facilitate further growth. Based on historical performance, the Las Vegas lodging market appears capable of absorbing additional rooms.

                                                                              31
                                                            THE VISITOR INDUSTRY


                            NEIGHBORHOOD ANALYSIS

The subject site is located in the Strip neighborhood of Las Vegas, more specifically in the most desirable portion of the Strip which extends from Spring Mountain Road /Sands Drive in the north to Tropicana Avenue in the south.

Up until the recent bankruptcy of the Stratosphere, a casino hotel's site on the Strip was not considered paramount to success. In fact, the success of two non-Strip properties, the Hard Rock Cafe Hotel and Casino and the Rio Hotel and Casino, appeared to indicate that a Strip location was

                                                                              32
                                                           NEIGHBORHOOD ANALYSIS

not even crucial for success. It should be noted that the Hard Rock has only 340 hotel rooms and that its chain-branded concept and Paradise Road location has not yet been tested with a mega hotel. Initially the Rio Hotel and Casino started with 549 hotel rooms. Its concept, an outsized guest room with a large seating area, was perceived of as a good value. Through superlative management, this property, located on the "wrong" side of the I-15 Freeway, was able to garner an impressive array of Zagat awards for "Best Room," "Best Food" and "Best Service".

For a while, it appeared that as long as the casino hotel was in Las Vegas, it was bound to be a success. In late December 1995, a few months before the first phase of the Stratosphere project was completed, a public offering raised $78.0 million to finance the second phase of the project and was oversubscribed in a matter of weeks. While mechanical problems with some of the tower's thrill rides and inadequate vertical lift may have contributed to its poor market acceptance, the primary reason for its underperforming projections and subsequent bankruptcy is attributed to its location. Grand Casinos, Inc., which bought out the project's developer during the "anywhere in Vegas" euphoria, acknowledges that the Stratosphere is "two blocks north of success".

A January 27, 1997, article in the Las Vegas Business Press titled "High Tech Future for the Strip" indicated that "the limits of the Strip may be Russell Road at the south and Sahara Avenue in the north; lenders have a tendency to avoid risky areas. And risky on the Strip means anywhere in the vicinity of the Stratosphere Tower."

The fall-out of the Stratosphere bankruptcy has caused problems even for developers attempting projects south of Sahara Avenue. A New Jersey based horse racing concern, ITB, which bought a 20-acre parcel on the Strip just north of Riviera in February 1996, was stymied in its attempts to finance a major casino resort and has announced that it will renovate the El Rancho rather than redevelop the site. A second parcel on the northwest corner of Sahara Avenue and the Strip fell out of escrow earlier this year due to the prospective developer's inability to obtain financing.

                                                                              33
                                                           NEIGHBORHOOD ANALYSIS

Numerous buyers who are active in the market confirmed that the core and most desirable area of the Strip is located between Spring Mountain/Sands Boulevard and Tropicana Avenue. The subject property is at the northern end of this core area, across from two of the most successful casino resorts in Las Vegas, the Mirage and Treasure Island. According to the same Las Vegas Business Press article ". . .the next best thing to being a Mirage is to be next to the Mirage. That means that companies will build near popular locations like Spring Mountain and the Strip."

Land prices in this core area will present a barrier to many developers. The few blocks at either end of this core area appear to be acceptable substitutes, but would be expected to be priced well below the core area. Judging from the interest in acquiring The Frontier for redevelopment, the area for which financing could likely be obtained for a new mega resort development is somewhat larger, likely marked by Convention Center Drive on the North and Russell Road on the south. Opportunities for new development on the south end of this area are somewhat limited. Circus Circus controls the west side of the Strip between Tropicana and Russell Road. The east side of the Strip consists of a number of small parcels that back up to the airport. With each block south, the depth and utility of these east side parcels decreases. Both sides of the Strip in this southerly area are subject to a veritable "wildcard" in the form of FAA approvals. While the FAA has the right to review all plans for buildings over 9 stories tall in Clark County, approvals for the conditional use permit height variances are by no means certain in these areas near the airport. Circus Circus' Project Paradise development was delayed by several months due to the FAA's review of the variance to permit a 450 foot height.

With the exception of the Circus Circus development in this southerly area, the majority of the new mega-resort developments can be expected to occur as redevelopments in the core and northerly areas of the Strip.

Immediate Environs

The immediate neighborhood surrounding the subject contains uses that are geared to Las Vegas' 30 million visitors per year.

To The North

Immediately to the North of the subject is the remainder of the larger parcel formerly occupied by the Sands or assembled by its owners, with one exception. The owners of the Rosewood Grill restaurant declined to sell their property to the Sands current owner This parcel, with 100 feet of frontage on the strip and a depth averaging 304 feet, provides a partial separation of the Venetian (subject) and Lido project sites. This 0.64 acre site is a low density use that is unlikely ever to be expanded to more than its current two stories. To the north of the Lido section of the larger Sands

                                                                              34
                                                           NEIGHBORHOOD ANALYSIS

assemblage is Sands Avenue/ Spring Mountain Road. A second "hold-out" occupies approximately 2.0 acres on the corner of this intersection. It is possible that the existing two-story Vagabond motel and one-story retail could be replaced with a mid-rise structure but it is unlikely that the developer of such a non-gaming facility could afford to pay a market rate for the site. (In order to obtain a non-restricted gaming license, state law requires that a casino provide a minimum of 200 rooms.)

North, across Sands Avenue is excess land belonging to the Desert Inn upon which ITT Sheraton planned to build a Planet Hollywood Casino hotel. This 3,200-room highly-themed project has been put on a slow track with the hostile take-over attempt launched by Hilton. (Hilton has vowed not to go forward with the project because of the costliness of licensing the Planet Hollywood name). However, this site is a likely candidate for redevelopment. In the meantime, the views to the north will be of the Desert Inn Golf Course and Desert Inn Hotel which is was undergoing a significant renovation at the time of our inspection.

To the East

To the immediate east of the Venetian site is the Sands Exposition and Convention Center (SECC), an approximately one million square foot tradeshow and convention venue. This facility is a significant demand generator for hotel guests, gamblers, restaurant patrons and retail customers. Beyond the SECC is Koval Lane and a multi-family residential development. The Las Vegas Convention Center is approximately two miles to the northeast.

To the South

Immediately South of the subject is Harrah's 35-story hotel tower and one of its parking structures, and, fronting on the Strip, the Casino Royale. This small free-standing casino pre-dates the minimum hotel room requirement and is equivalent to a two-story structure. With only 3.23 acres, it is unlikely that this parcel could be redeveloped to its highest and best use without being assembled by the subject or Harrah's to the south.

To the West

Located to the West of the Subject site is the Las Vegas Strip, the Casino Royale and Rosewood Restaurant, as mentioned above. The site plan for the subject provides for approximately 490 feet of frontage on Las Vegas Boulevard South (the Strip). On the opposite side of the Strip due West, is the Mirage Resort, a major local attraction. To the northwest is the Treasure Island Resort, also a major local "must see". The west facing hotel rooms in the Venetian Resort will have excellent views of the Volcano eruptions on the Mirage's front lawn. Many will also have views of the pirate ship battle in front of Treasure Island. Due to the fact that both attractions were designed to draw

                                                                              35
                                                           NEIGHBORHOOD ANALYSIS

people in from the street, the views from the subject will be better than from either of the two "hosting" resorts for the same reason that a theater's loge seating provides better views than from backstage.

To the northwest across from the intersection of Sands Avenue and the Strip, the name of the east-west street changes to Spring Mountain. On the northwest corner is one of Las Vegas' largest malls, the Fashion Show Mall. This mall is anchored by a diverse mix of major department stores: Neiman Marcus, Saks Fifth Ave, Robinson's May, Macy's and Dillards. The roster of in-line stores is very diverse as well to have the broadest market appeal. These stores run the gamut from Bally and Luis Vuitton to Miller's Outpost and Casual Corner. Because of the success of this facility and location, an expansion is contemplated. A recent Las Vegas Business Press article indicates that the sales at this mall approximate $500 per square foot.

Conclusion

The subject's larger neighborhood, the Las Vegas Strip, is the premier location for casino hotel development. The subject site enjoys a very good location within its neighborhood due to its location within the core area extending from Spring Mountain/Sands to Tropicana. The proximity of the Sands Expo Center, and the views it will offer of two of Las Vegas' major attractions should enable a hotel on this site to avoid much of the low-rated tour and travel demand that other, more remote casino hotels rely on mid-week, and should achieve significant room rate premiums.

                                                                              36
                                                                   SITE ANALYSIS

                                  SITE ANALYSIS

Physical Location

Location

The subject property is located in the most desirable portion of the Strip neighborhood of Las Vegas, Clark County, Nevada. The site is located approximately 1,000 feet south of the intersection of Spring Mountain Road/Sands Avenue with the Strip, between Las Vegas Boulevard South to the west and the Sands Expo Center to the east.

Shape and Dimension

The subject is an irregularly shaped parcel, with approximately 490 feet of frontage along Las Vegas Boulevard South and approximately 60 feet of frontage along Sands Avenue. As indicated by the proposed parcel map prepared by Martin & Martin, the site is to contain a gross area of approximately 30.86 acres or approximately 1,344,378 square feet. Please refer to the proposed parcel map on the following page.

Topography

Prior to the commencement of excavations on April 21, 1997, the site was mostly level and situated at street grade.

Environment and Soil

The site was previously improved in the 1950's, 60's and 70's with the Sands Hotel. When it was demolished, all asbestos was removed as well as all underground storage tanks. Once excavations began however, some contaminated water and soil was found. A letter from Converse Environmental Consultants Southwest, Inc., dated August 7, 1997, indicates that "this soil contamination is relatively immobile and will become more so as soon as the new buildings are constructed above it. If no human intervention is taken to remediate the soil at an accelerated pace, the soil will likely naturally degrade by biological attenuation over the next 15 to 30 years."

The contaminated groundwater is being treated with an on-site filtering process and is being released into the storm drains. A permanent "dewatering" system will be constructed as part of the physical plant. According to Converse, "The length of time it will take to remediate the contaminated groundwater is unknown; however an estimate can be made of 10 to 15 years to remediate the aquifer." The cost of this dewatering is presently $5,600 per month. It is possible

                                                                              37
                                                                   SITE ANALYSIS


                           [SANDS/VENETIAN PHASE MAP]

                                                                              38
                                                                   SITE ANALYSIS

that the permanent facility may be less expensive to operate. However, for the purposes of this appraisal, we have assumed that the cost continues for 15 years. To the annual cost of $67,200 we have added a 20 percent premium for ongoing consulting and supervision, which increases the annual cost of mitigation to approximately $80,600. This expense will be included in our cash flow forecast.

Numerous surrounding improvements are of very dense highrise construction suggesting that soils are of adequate loadbearing capacity to support improvements which are consistent with the highest and best use of the property. No signs of soil problems were noted in our inspection.

Because it is located in such an urbanized area, we have also assumed that the site is free of any desert tortoise environmental issues.

Access

The Sands hotel had direct access from both north- and south-bound traffic on Las Vegas Boulevard South. The site also has access from both east- and west-bound traffic along Sands Avenue. While we have not been provided with a site plan showing the specific curb cuts, we have assumed that the subject will share a traffic light on Las Vegas Boulevard South with the Mirage Resort, which is due west. The majority of automobiles are expected to enter the site from the rear on a driveway from Sands Avenue or Koval Lane. At present the subject's developers are attempting to negotiate easements for a shared driveway with Harrah's from Koval Lane along the southern boundary of the site.

Utilities

All municipal utilities and services necessary to support the subject are in service and include water, sewer, electrical, gas and telephone.

Streets

Las Vegas Boulevard South extends along the western border of the property. It is a publicly dedicated right-of-way consisting of six lanes traveling north and south with a center turn lane and median. Las Vegas Boulevard South is improved with asphalt paving, concrete curbs, medians, gutters, sidewalks, street lighting, and has a width of approximately 100 feet. Las Vegas Boulevard extends north into the City of Las Vegas.

Sands Avenue meets the subject at the eastern border of the property. It is a publicly dedicated right-of-way consisting of four lanes and a center turning lane traveling east and west, changing names at Las Vegas Boulevard to Spring Mountain Road. Sands Avenue is improved with asphalt

                                                                              39
                                                                   SITE ANALYSIS

paving, concrete curbs and sidewalks in front of the subject and a gravel shoulder opposite the entrance to the subject. At Spring Mountain Road, it provides northbound access and southbound egress from I-15. Arrivals from the South would likely exit I-15 at Flamingo, to the south of the subject. Sands Avenue continues east to Paradise Road, the neighborhood's second north-south arterial and the generally less congested one. Airport arrivals would be equally as likely to use Paradise Road and to avoid I-15 and the Strip.

Legal Characteristics

Zoning

The subject is zoned H-1, Limit Resort and Apartment District, as designated by Clark County, Nevada. The purpose of the H-1 district is to provide areas for hotel and/or apartment development. The building standards for the H-1 zone are summarized as follows:

     FAR (Floor Area Ratio)No minimum or maximum stated.

     Building Height Limit  100 feet or higher with a conditional use permit.

     Building Setbacks      Front:   10 feet.
                            Side:    5 feet plus one foot for every story above
                                     40 feet.
                            Rear:    none.

     Site Coverage          60 percent.

     Parking Requirements   Guest room parking requirements:

                            1.0 spaces for each guest room for each room up to 500 rooms.

                            0.5 spaces for each guest room from 501 to 1,000 rooms.

                            0.25 spaces for each guest room above 1,001 rooms.

                            Non guest room, public area parking requirements:*

                            20 spaces for each 1,000 square feet for the first 40,000 square feet of floor space.

                            10 spaces for each 1,000 square feet from 401,001 square feet to 100,000 square feet of floor area.

                            5 spaces for each 1,000 square feet in excess of 100,001 square feet of floor area.

                            Administrative office parking requirements:

                                                                              40
                                                                   SITE ANALYSIS

                           One space for every 300 square feet of floor area.

     *Includes casino, showroom, bars, lounges, commercial shops and stores, dining rooms and related spaces.

According to County Planning documentation, the two-phased subject project would require 8,914 parking spaces. Tentative approval was granted for a 22 percent variance along with the overall project approval on December 16, 1996, pending the findings of a traffic and parking study. On March 19, 1997, the preliminary traffic survey was rejected by County Planning. Building permits for the foundations and structural steel have been obtained on the basis of a pre-development agreement that essentially requires the developer to accede to the County's subsequent decisions or requirements on parking and traffic issues. It should be noted that the combined project was approved, not the individual phases.

If the County elects to build an elevated crosswalk at the interchange of the Strip and Spring Mountain Road/Sands Avenue, the developer of the subject two phased development will be responsible for 25 percent of the structure's cost. Since we do not believe this elevated crosswalk will be developed until The Planet Hollywood and Lido projects are completed, we have not included its cost in our analysis.

Parking

The parking code appears obsolete, given the increasing densities and walkability of the core Strip area. The County has tentatively approved an approximately 3,940 space garage to be shared by the subject Phase I casino hotel and retail project and the Sands Exposition and Convention Center (SECC). There are approximately 57 spaces at the SECC, for a total of 3,997 in Phase I. These are to be augmented by a second 3,000 space garage to be constructed with the Phase II hotel. Our survey of ten Strip mega-resorts indicates that significant numbers of variances have been granted to other projects. We were unable to obtain the exhaustive square footage data necessary to quantify the exact requirements of each property to determine how the variances are being applied. A summary of our parking survey is presented on the following page. From the data gathered, we were able to draw the following conclusions.

LANDAUER                                                                      41
REAL ESTATE COUNSELORS                                             SITE ANALYSIS


                                PARKING ANALYSIS

                                                                                      Percent
Project Name                                               Required   "As built"     Variance

Casino Hotel Projects with little retail or meeting space

   Mirage and Treasure Island (shared)                        7,707       9,715          26%

   Monte Carlo                                                3,306       4,210          27%

   New York New York                                          3,368       3,469           3%

   Circus Circus before Addition                              4,040       5,878          45%
   Circus Circus, after '97 Addition                          4,290       5,100          19%

   Excalibur and Luxor, before Luxor Addition                 7,270       9,923          36%
   Excalibur and Luxor, after '97 Luxor Addition              7,739       7,500          -3%

   Average, using most current data for each project

Casino Projects with significant retail or meeting space

    Las Vegas Hilton                                          3,556       3,628           2%

    Bally's existing                                          3,840       2,885         -25%
    Paris, approved                                           3,885       4,750          22%
                                                              -----       -----
    Combined resorts that will share parking                  7,725       7,635          -1%

    MGM Grand                                                 7,811       8,043           3%
    Convention Center                                           479        (348)       -173%
                                                              -----       -----
    MGM After expansion                                       8,290       7,695          -7%

    Caesar's and Phase I Shops at the Forum                   4,448       3,806         -14%
    Entire project after Phase II Shops at the Forum          4,588       6,000          31%
    Entire project after rooms and Forum Expansion            4,888       8,350          71%

    Average, using most current data for each project

Retail Projects

    Fashion Show Mall                                         3,021       3,312          10%


Subject
    The Venetian (Phase I), as planned                        4,876       3,997         -22%
    The Venetian and Lido (Phases I and II), as planned       8,914       6,997         -22%

Landauer Assumption for subject
    Phase I                                                   4,876       4,554          -7%


                                                             Hotel      Ratio
Project Name                                                 Rooms    er Room     Comments

Casino Hotel Projects with little retail or meeting space

   Mirage and Treasure Island (shared)                       5,944        1.6    Includes employee parking across street.

   Monte Carlo                                               3,002        1.4    Have never used entire garage capacity:

   New York New York                                         2,035        1.7    Per planning documents

   Circus Circus before Addition                             2,764        2.1
   Circus Circus, after '97 Addition                         3,764        1.4

   Excalibur and Luxor, before Luxor Addition                6,558        1.5
   Excalibur and Luxor, after '97 Luxor Addition             8,432        0.9    Includes employee parking across street

   Average, using most current data for each project                      1.4

Casino Projects with significant retail or meeting space

    Las Vegas Hilton                                         3,174        1.1    157,500 sf meeting space, 1 showroom

    Bally's existing                                         2,814        1.0    152,000 sf meeting space, 2 showrooms
    Paris, approved                                          3,220        1.5    150,000 sf meeting space
                                                             -----
    Combined resorts that will share parking                 6,034        1.3    Includes employee parking off-site

    MGM Grand                                                5,000        1.6    125,000 sf meeting space, boxing arena, 2 showrooms
    Convention Center                                           54       -6.4    340,000 net sf meeting space, 54 suites, new pool
                                                             -----
    MGM After expansion                                      5,054        1.5

    Caesar's and Phase I Shops at the Forum                  1,519        2.5    235,000 sf retail, 110,000 sf meeting, boxing arena
    Entire project after Phase II Shops at the Forum         1,519        3.9    521,000 sf retail, 110,000 sf meeting, boxing arena
    Entire project after rooms and Forum Expansion           2,719        3.1

    Average, using most current data for each project                     1.8

Retail Projects

    Fashion Show Mall                                          N/A        N/A    717,000 square feet of retail space
                                                                                     216 sf retail space per parking space

Subject
    The Venetian (Phase I), as planned                       3,036        1.3    1,400,000 sf meeting, 415,000 sf retail, 1 showroom
    The Venetian and Lido (Phases I and II), as planned      6,000        1.2

Landauer Assumption for subject
    Phase I                                                  3,036        1.5

                                                                              42
                                                                   SITE ANALYSIS


o The survey of "As Built" facilities will probably not provide a reliable indication of the current market standard. Anecdotal evidence suggests that, with the increasing densities and traffic congestion on the Strip, fewer air arrivals are renting automobiles, preferring to take cabs or walk from casino to casino instead. The Chief Engineer at the Monte Carlo, which has operated at 95 percent plus occupancy levels since it opened one year ago, indicated that they have yet to use all of the spaces in their garage. This property was built with an effective ratio of 1.4 spaces per guest room.

o Parking requirements are trending downward. The total number of parking spaces at the Luxor decreased when the 1,874 rooms were added in early 1997 due to a loss of surface spaces used for the expansion. Prior to the expansion, the effective ratio between the Luxor and Excalibur (which share parking) had been 1.5 spaces per guest room. After the expansion, the ratio dropped to 0.9 spaces per guest room. When Circus Circus added 1,000 rooms at its fairly remote location near the north end of the Strip, it was not required to add any additional parking. Since 1995 its effective ratio has dropped from 2.1 spaces per guest room to 1.4 spaces per room.

o Based on the approval process for Caesar's Palace expansion and the Paris project, it appears to be quite common to return to the Planning Authority to request a variance such that a parking structure be different than was originally approved.

o For the existing properties, the effective parking ratios for the five traditional casino hotels surveyed ranged from 0.9 spaces per room for the Excalibur/Luxor to 1.7 at New York- New York.

o Excluding Caesar's, the average ratio for the casino hotels with 125,000 to 340,000 square feet of meeting space was actually lower at 1.3 spaces per room. Caesar's was however significantly higher, at 2.5 before the recent round of expansions to both the retail space and the guest rooms. Upon completion of the guest room expansion the parking ratio at Caesar's will have increased from 2.5 spaces per room to 3.1 spaces per room and will be 71 percent over local codes. The parking space relationship at the Fashion Show Mall indicates Caesar's would need no more than 2,412 spaces for its retail space. The average relationship of 1.3 spaces per guest room for casino hotels with meeting space suggest that no more than 3,535 spaces are needed for the casino hotel for a total, assuming no complimentary usage, of 5,947 spaces, versus the 8,350 planned. The planned parking at Caesar's appears an overimprovement relating to future rooms and retail expansions.

o Parking requirements for the mixed-use project's employees may be a bigger factor than for the guests. The overlap between the day and swing shifts means both shifts require parking in the late afternoon. At least three properties provide parking for their employees off-site.

The interpretation of these ratios relative to the subject property is problematic. A significant component (23 percent) of the subject's 500,000 square feet of mall space will be leased to show room or restaurant operators. These uses are not likely to generate any more vehicular traffic

                                                                              43
                                                                   SITE ANALYSIS

than is typical for a casino hotel. It is the incremental 386,920 square feet of merchandise oriented retail space that is atypical for this market, along with the demands of the SECC.

Demand patterns demonstrated at other convention and tradeshow facilities in the county indicate that many of the attendees at the subject property will be guests of the hotel or other hotels within walking distance. Representatives of the SECC have informed us that the pattern of usage between a casino hotel and the SECC is a complementary one. For attendees not staying at any one of the 24,000 rooms in the immediate vicinity of the SECC, parking demand coincides with show hours which are typically daytime business hours. In order to maximize the contiguous hotels' average daily rates, hotel operators are likely to provide show managers with discounted room rates only during the week days, pushing the actual show dates into the weekdays. Thus, parking demand from the SECC's attendees is likely to occur weekdays during daylight hours, as is reported to be the case currently. Peak casino hotel demand occurs during the weekends and in the evening hours, since guests of non-Strip hotels and local residents flock to the mega resorts.

Based on the minimum number of spaces at Caesar's however, we have concluded that a greater number of parking spaces should be included in the Venetian project than are planned for the Phase I parking structure. We are of the opinion that a parking ratio of 1.5 should be provided with the Venetian project, or 4,556 spaces total. For the purposes of this appraisal, we have assumed that the proposed 3,940 space parking garage is increased by 560 spaces to a total of 4,500 spaces. The remaining 56 spaces are to be found at the SECC or in surface areas. If this were to be found to be inadequate, additional parking would be provided in surface lots on the site of the proposed Lido hotel until construction starts on Phase II. Some 1,500 spaces could be constructed on the 14 acre site.

At present, the subject leases parking spaces for construction workers and truck storage on the surface lot that is the future site of the Planet Hollywood casino hotel. Construction is not scheduled to start on that project for at least two years. Any construction related parking shortages could be alleviated by requiring employees to park in the remote lot.

Assessed Valuation and Taxes

As depicted by the proposed Parcel Map, the subject site will include:

      All but the easterly 1.59 acres of tax parcel 162-16-301-001 A portion along its south side of tax parcel 162-16-002-008

Property taxes are paid in arrears and are measured on a June 30th measurement date basis. Land taxes are based on a standard price per foot as computed for the area by the Clark County assessor's office.

                                                                              44
                                                                   SITE ANALYSIS

The Clark County assessor weighs strip frontage feet into the assessment formula. The complete parcels are currently assessed at an average of $1,200,000 per acre and the average equalization rate is 35 percent as depicted in the following table.

              Assessed Value                            1996/7 Tax Year
              ------------------------------------------
                                                            Taxable

PIN 162-016-           Land Improvements          Total        Value       Taxes
                       -----------------          -----        -----       -----
301-001         $12,267,400     $767,440    $13,034,840  $37,242,400   $357,937
202-008           4,857,690            0      4,857,690   13,879,110    133,392
                -----------     --------    -----------  -----------   --------
Total           $17,125,090     $767,440    $17,892,530  $51,121,510   $491,329

*Includes $48,450 in assessed value for personal property.

Properties are generally appraised by the assessor's office every three years and adjusted with inflationary adjustments during non-appraisal years. Land is subject to reassessment if improved upon or if it becomes out of equalization with surrounding properties. It is reasonable to assume that the tax obligation for the subject site will increase in the near term as assessed values along the Strip increase. The improvements will likely be assessed at the values reported on building permits.

Earthquake

The subject is not located in an earthquake hazard zone.

Flood Hazards

The site is an area zoned "X", outside of the 500 year flood zone, according to the Flood Insurance Rate Maps of the Federal Emergency Management Agency, on Map 32003 1225 B recorded September 29, 1989.

Easements

As is typical for mixed-use developments and is becoming increasingly common in Las Vegas, the subject site is envisioned to be encumbered by a series of mutual easements with the contiguous convention center that will enhance its functional utility. The subject site will be favored with a zero lot line and access egress easements such that it may connect seamlessly to the 1.0 million square foot Sands Expo Center. This is a key source of hotel guests, gamblers, restaurant patrons and retail customers. The opportunity to walk from the Expo Center to the hotel and back without ever getting

                                                                              45
                                                                   SITE ANALYSIS

hot, cold, wet or windblown would provide any casino hotel with a competitive advantage. In exchange, the owners of the subject are to provide the owners of the Expo Center with no fewer than 800 parking spaces at a convenient location. This has been factored into our cost estimates. These easements will enable the density of the site to be maximized.

Legal Descriptions

See Addenda.

Conclusion

Given the subject's central Strip location, ease of access, proximity to the Sands Expo Center and overall configuration, it is our opinion that the subject site possesses suitable characteristics for development of a mega resort.


                             IMPROVEMENT DESCRIPTION

Introduction

The proposed Venetian Resort will have approximately 3,036 suites, a casino of approximately 116,200 square feet, a 2,000 seat show room and approximately 342,000 square feet of meeting space. The casino hotel will envelop the air rights for the proposed Grand Canal Shops, a 500,000 square foot specialty retail center. The mall is to be separately demised. Both components will be

                                                                              46
                                                         IMPROVEMENT DESCRIPTION

physically connected to the Sands Exposition and Convention Center which has 966,400 square feet of exhibit and meeting space.

The six major buildings on the site are as follows:

o A podium low-rise structure will contain the casino, hotel lobby, banquet and meeting facilities, the retail mall, and support areas. The podium low-rise building will have a basement and three levels above that with the roof top recreation/pool deck at level 3. The low rise building contains approximately 1,950,000 square feet of gross building area.

o The rooms tower, a "Y" shaped building that protrudes from the podium low-rise building will contain approximately 3,036 all-suite guest rooms. The tower is comprised of levels 3 through 36 and contains approximately 2,800,000 square feet of space.

o A Congress Center (which may be referred to in plans and drawings alternately as Hall D or the East Building) will connect to the SECC. The Congress Center contains approximately 540,000 square feet of gross building area.

o  A parking garage containing 3,940 spaces.

o A central plant containing chillers, boilers, emergency generators, cooling towers and miscellaneous other mechanical/electrical equipment. The central plant contains approximately 80,000 square feet of area.

A separate value has not been estimated for the parking garage or central plant as neither component could produce income without such facilities. A complete description of the structural and mechanical systems as provided by Leherer McGovern Bovis is contained in the Addenda.

The basic construction for each structure is steel framed Class A, excellent quality construction. Our review of the balance of the Bovis document indicates that the interior finish will be of a very high quality with extensive use of marble, millwork and other architectural treatments common to buildings in Venice.

                                                                              47
                                                         IMPROVEMENT DESCRIPTION

Casino Hotel Component

Renderings provided to us and the model we viewed at the Preview Center indicated that the building facades will be based upon the landmarks of Venice and will feature a great deal of ornamentation to authenticate their appearance. A canal water feature with gondolas, traversed by a replica of the Rialto Bridge will provide a focal point for the project from the street.

The basic guest unit will be a 700 square foot suite that is separated into a bedroom and sitting area by a sunken living room. The guest room bath will have marble floors and counter, a separate tub and shower, and a vanity door separating the toilet from the remainder of the bathroom. In size and finish, the guest room is equivalent to the prototypical junior suite of a Four Seasons hotel. Presented in the following table is a summary of the proposed hotel's facilities

Guest Rooms                                              No. Keys     Sq. Ft.
-----------                                              --------     -------
Double Queen bedded rooms                                     955         775
Single King bedded rooms                                    1,760         700
Jr. Suites                                                     95         900
Hospitality Suites                                             27   1400-1500
Two Bay Suites                                                145   1400-1550
Three Bay Suites                                               30        2200
Four Bay Suites                                                18        2900
Presidential                                                    6        4050
                                                         --------   ---------
Total Guest Rooms                                           3,036         N/A

Meeting Space:                                           Sq. Feet
                                                         --------
Hall D                                                    106,070
Grand Ballroom                                             80,000
Meeting Rooms                                              81,207
Pre-function area                                          38,327
Offices                                                    36,769
                                                        ---------
Total Meeting Space                                       342,373
Access and Circulation, Restrooms                          89,541
Storage                                                    66,914
                                                        ---------
Total with Supporting Facilities                          498,828

Number of Seats in Show room                                2,000
Casino Area (SF)                                          116,183
Number Table Games                                            118
Number of Gaming Devices                                    2,500
Number of leased restaurant outlet in
  Casino/Hotel (only)                                           7
Net rentable area of restaurant space in
  Casino/Hotel (only)                                      87,158
Net rentable area or other retail in
  Casino/Hotel (only)                                       9,530

Photographs of the typical guest unit are presented on the following page

                                                                              48
                                                         IMPROVEMENT DESCRIPTION

                                    SUBJECT


                                 [Photo Omitted]


                          Guest Unit in Preview Center


                                 [Photo Omitted]


                          Guest Bath in Preview Center

                                                                              49
                                                         IMPROVEMENT DESCRIPTION


Mall Component

The Grand Canal Shops, as proposed, will comprise an enclosed, unanchored specialty regional mall containing a total gross leasable area (GLA) of 500,000 square feet. According to the leasing plan and pro forma rent roll provided by the developer, the mall will consist of the following entities:

o mall shops totaling 358,920 square feet of GLA on two levels leased to predominantly upscale, specialty retailers;

o a variety of full service restaurants totaling 68,313 square feet of GLA, also on two levels, and planned to be leased to marquee operators/chefs;

o a food court containing 9,435 square feet GLA and 9,562 square feet of common area;

o an entertainment venue known as Billboard Live! comprising 25,770 square feet of GLA on two levels (an additional 24,230 square feet will be situated on the casino level);

o a two-level, detached retail annex building fronting along the Strip and containing 28,000 square feet of GLA.

A copy of the leasing plan depicting the layout and possible tenant demising has been placed on the following page. Detailed building plans, which show specific building materials, design, etc., were not available for review. It is assumed the facility will constitute a Class A retail project with functional design and heavily themed interiors which are consistent and competitive with the primary retail shopping facilities in the area, particularly the Forum Shops.

Based upon marketing materials provided by the developer, the mall's interior characteristics will comprise heavily-themed and decorated exterior facades with features that capture the essence of Venice, Italy. Mall patrons will stroll along a reproduction of Venice's Grand Canal and St. Marks Square, the focal points of the mall, as they shop. Of dramatic interest will be a 70 foot high, artificially lit ceiling, creating a simulated sky illusion. Mall shops will designed with two story exterior facades, but the second level, if leased and built-out, will be accessible only from inside the store.

The mall structure will be situated on the second and third levels of the Venetian casino hotel, and immediately above the ground level casino. Directly adjacent to the casino hotel and retail mall complex will be the Sands Expo and Convention Center; direct and convenient access will be available to the mall and casino hotel for convention attendees.

                                                                              50
                                                         IMPROVEMENT DESCRIPTION

                                  [Map Omitted]


                        Illustrative Retail Leasing Plan
                                  THE VENETIAN
                               LAS VEGAS, NEVADA

                                                                              51
                                                            HIGHEST AND BEST USE

                              HIGHEST AND BEST USE

Highest and best use is defined as follows:

      The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.(3)

In developed urban neighborhoods like the subject, the highest and best use is typically that use which is permitted by zoning, the specific plan, the general plan and/or private deed restrictions. Determination of the highest and best use of a site depends upon the quantity, quality and durability of the income stream of the development anticipated.

The determination of highest and best use includes an analysis of the subject property as though it were vacant and an analysis as it is currently improved. The definition of each analysis is as follows:

      Highest and Best Use of land or a site as though vacant - Among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.(4)

      Highest and Best Use of property as improved - The use that should be made of a property as it exists. An existing property should be renovated or retained "As Is" so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.(5)

------------------

(3) The Dictionary of Real Estate Appraisal, Third Edition, Chicago: Appraisal Institute, 1993 (pp. 171).

(4) Ibid pp. 171.

(5) Ibid pp. 171.

                                                                              52
                                                            HIGHEST AND BEST USE

As Vacant

Legally Permissible

Under the zoning ordinances established by Clark County, the subject is zoned H-1, as previously described in The Land subsection of the Physical Description section, and allows only for the development of a hotel, resort, inn, or motel. This zone has a maximum height of 100 feet or nine stories and a maximum site coverage of 60 percent. The height limit may be increased with a conditional use permit after a review by the FAA of flight paths at McCarran International Airport. Conditional use permits (CUP's) can also be sought to change the land use to a number of alternative uses including multiple family residential, retail, institutional buildings, casinos and office buildings. Specifically omitted are single family residences and industrial buildings. Parking requirements vary depending upon the specific uses and their respective areas included in a development.

Physically Possible

The subject site encompasses a total land area of approximately 30.86 acres situated along the east side of Las Vegas Boulevard, south of Spring Mountain Road/Sands Avenue with an irregular rectangular shape and a greater depth than width. The site has nearly 490 feet of frontage along Las Vegas Boulevard, directly opposite of the Mirage Hotel. Other adjacent uses include restaurant, retail and casino hotels, generally determined by site area. Larger, multi-acre sites tend to attract casino/hotels.

The subject, due to its size, dimension and access would be able to support a variety of uses which would conform to the zoning regulations and surrounding uses. The comparatively large size would indicate a casino hotel development, possibly incorporating mixed use retail and convention facilities as indicated by the recent development of large Strip sites. Alternatives, subject to CUP approval, include office park and retail mall.

Financially Feasible/Maximally Productive

As a vacant site under current zoning, only a lodging use would be allowed under the existing H-1 classification subject to a 60 percent lot coverage and 9-story/100 foot height maximums. Conditional use permits could be obtained in order to increase site density. In fact, many of the recently completed resort developments along the Strip have obtained CUPs for higher density. The trend of the newest projects and those under construction reflects increasing land utilization and density.

As previously indicated, 1996 city-wide hotel and motel occupancy rates in Las Vegas are strong with an area average of 90.4 percent. The hotel sector indicated an average occupancy of 93.4

                                                                              53
                                                            HIGHEST AND BEST USE

percent. The average daily rate has been increasing at a compound annual rate of
9.4 percent since fiscal 1993/94 due to the recent completion of several large resort-oriented casino hotel properties.

Recent activity for prominent casino hotel developments along the Strip appear to be occurring between Reno Avenue (south of Tropicana Avenue) and Spring Mountain Road. An exception is the Stratosphere Tower located several blocks north which has been well publicized for its financial difficulties. This evidence seems to support a large scale resort-oriented casino hotel for the subject core Strip site.

The alternative land uses considered for this comparatively large tract of land located along Las Vegas Boulevard include an office park and/or retail mall. While there has been much discussion in the city concerning the lack of first generation Class A office space, virtually no new office space has been completed with, or is planned for, a Las Vegas Boulevard address. The office market has clearly ceded this location to other uses, notably casino hotel and retail, and is expanding near the airport or suburban centers.

Retail use for a site of the subject's size could entail a regional mall similar to the 840,000 square foot Fashion Show Mall located along the west side of the Strip at Spring Mountain Road. Another prominent Strip located mall is the 475,000 square foot Forum Shops at Caesar's which is part of Caesar's Palace and adjacent to the Mirage. This mall makes a strong case for retail development ancillary to casino hotel development as opposed to a free standing regional or subregional mall. Due to the size of the subject site, development with a dedicated retail mall would add a substantial amount of retail space to "The Strip".

The primary indication of the subject's land use is best suggested by a review of the recently completed resort projects along Las Vegas Boulevard as well as planned new projects. Additionally, many of the existing casino hotel projects are planning for expansions of their sites, which would increase their respective overall land utilization. Projects such as Caesar's Palace, Harrah's, The Las Vegas Hilton, and Luxor have added hotel towers of between 25 and 35 stories on underutilized portions of their original sites. It should be noted that many of these new projects include several complementary components in addition to hotel rooms such as meeting rooms, retail arcades, entertainment centers and/or a "thrill ride". This is in response to the market's demand for a more balanced entertainment offering. The table on the following page summarizes these projects.

                                                                              54
                                                            HIGHEST AND BEST USE


                                    SUMMARY OF SELECTED RECENT/PLANNED PROJECTS
                                            LAS VEGAS BOULEVARD RESORTS

                                        Year       Building      No. Rooms/        Casino        Meeting          Land
Project/Location                     Completed      Height        Rooms/AC       Area in SF     Area in SF      Area in AC
----------------------------         ---------     --------      ---------       ----------     ----------      ----------
New Projects
------------

New York, New York                      1996            48           2,035          84,000         N/A             20
NEC Tropicana & LVB                                                   102

Monte Carlo                             1995            32           3,024          90,000        35,000           46
WS LVB, North of Tropicana                                            66

MGM Grand                               1993            32           5,005         171,500       120,000           79
NWC Tropicana & LVB                                                   63

Luxor Las Vegas                        1993/95          30           4,500         100,000        20,000           64
SWC Tropicana & LVB                                                   70

Treasure Island                         1993            36           2,900          78,400        18,000          120
SWC Spring Mountain & LVB                                             50

Mirage                                  1989            29           3,044          95,500        82,000        See Above
WS LVB, South of Spring Mountain                                      50

Under Development
-----------------
Bellagio                                1998            35           3,000           N/A            N/A           120
SWC Flamingo & LVB                                                    25

Paris                                   1999            40+          2,900          85,000       160,000           24
ES LVB, South of Flamingo                                             121

Notes:
MGM Grand land area is net of 33-acre amusement park.
Luxor Las Vegas includes recent room addition.
Treasure Island and Mirage share the site.

Bellagio is planned for subsequent hotel phases.

Paris improvement height is a preliminary estimate; Eiffel Tower replica will be 54 stories.

Source: Landauer Associates, Inc., March 1997.

                                                                              55
                                                            HIGHEST AND BEST USE

The data on the table shows some interesting trends. Primarily, newer projects reflect increasing land utilization as expressed in hotel units developed per land acre. Each of these developments has received a variance to the height limit, with the newest projects over 35 stories. As well-located Las Vegas Boulevard land values increase, and core Strip land has been consumed, casino hotel developers have shown a notable trend towards greater densities. Virtually all of these projects are located along the Strip between Spring Mountain Road/Sands Avenue and just south of Tropicana Avenue. This area has generally been acknowledged as the primary activity center of the Strip and has the greatest pedestrian and vehicular traffic.

Of particular note to the subject are the recently completed New York-New York and proposed Paris projects. Both are on comparatively smaller sites of 20 and 24 acres, respectively, which support the density proposed for the subject. These two projects indicate hotel development ratios of 102 and 121 rooms per acre, nearly double the average of the remaining hotel projects listed, excluding Bellagio. Improvement heights are 48 and over 40 stories, respectively. Paris will have a replica of the Eiffel Tower which is planned to reach 54 stories. We feel that the densities of these two projects provide the best indication of the subject's highest, best and most productive use.

Not shown on this chart is the planned Convention Center for the MGM Grand Hotel. This resort is planning to redevelop a portion of its amusement park with an approximately 380,000 square foot Convention Center to enable it to replace low-rated tour and travel business with more lucrative meetings business.

Conclusion - As If Vacant

In consideration of the subject's location, size, surrounding uses, zoning, hotel market characteristics and recent development trends, it is our opinion that the highest, best and most productive use of the subject 30.86-acre site is for development with a casino hotel. This would reflect a hotel room ratio of over 100 rooms per land acre and a building height in excess of 35 stories. Consistent with recent trends, the development would incorporate mixed uses of casino, meeting and retail space of appropriate size in consideration of the massing of the project. This land use would return the greatest value to the land through the synergy resulting from additional ancillary uses demanded by the evolving Las Vegas tourism market.

                                                                              56
                                                                       VALUATION

                                    VALUATION

The appraisal process is the orderly program in which the data used to estimate the value of the subject property is acquired, classified, analyzed and presented. The purpose of the appraisal, the type of property, and the adequacy and reliability of the data are analyzed; these considerations influence the weight given to each of the techniques in valuation. There are three approaches to valuation. They are:

1.    The Cost Approach
2.    The Sales Comparison Approach
3.    The Income Approach

In the Cost Approach, the cost of acquiring similarly suited land and constructing a comparable building are estimated. The resultant land and construction cost estimates, combined with an adequate return for entrepreneurial profit and the project's carrying costs, produces an estimate of the replacement cost (as if new) of the whole property. From this estimate of "replacement cost new," the depreciation attributable to wear and tear is estimated and deducted. The Cost Approach is best suited to new or proposed properties such as the subject property.

The Sales Comparison technique is generally the easiest to understand as it involves analyzing the prices paid for reasonably similar products. It is most commonly used for residential and industrial appraisals, where there are large numbers of truly similar products in existence and a sufficient number of comparable sales transactions. The subject mixed-use project is fairly unique, even before the physical connection to the Sands Exposition and Convention Center is taken into account. Only Caesar's Palace with its Forum Shops has the same combination of casino hotel and retail use. Comparisons to sales of more typical mixed-use projects, i.e. projects that combine office and retail or office and hotel uses are not relevant because of the disparity of income potential and the basic buyer profile. In order to be even remotely meaningful, a Sales Comparison Approach must analyze the project's components separately.

The lack of comparable mixed-use project sales has ramifications for the Income Approach as well. It is not possible to extract market derived capitalization rates or survey market participants in order to derive investment parameters for the overall project. While the basic assumptions on the market's health are relevant to both the casino hotel and the mall, estimations of the stream of income require separate analysis for each component. As appropriate, casino hotel or retail investment parameters must be applied.

                                                                              57
                                                          COMBINED COST APPROACH

                                THE COST APPROACH

In the Cost Approach, the cost of acquiring similarly suited land and constructing a comparable building are estimated. In the case of the subject, Landauer Associates, Inc. has previously appraised the land. Relevant excerpts from that separate document have been repeated here in order to comply with FIRREA requirements. Cost estimates for the mixed-use project have been estimated by Leherer McGovern Bovis Inc. (Bovis) and allocated by them between the casino hotel, mall and central plant components. As the Bovis estimate is based on the subject's specific architectural plans and specifications, and is based on actual bids for the work from various subcontractors, we will rely on this estimate. The allocated cost for the individual components will later be compared to available cost data on recent casino hotel or mall construction.

Estimate of Land Value

There are six possible valuation techniques that may be used to value land. They are:

1.    Sales Comparison
2.    Allocation
3.    Extraction
4.    Subdivision Development
5.    Land Residual
6.    Ground Rent Capitalization

The Sales Comparison technique is the most commonly used. However, when there are an inadequate number of comparable sales, other techniques are applied. In the case of the subject property, the comparables are either very dated, poorly located, too complicated, or too small to be considered "good" comparables. The number and magnitude of adjustments is considerable. For this reason, we will also consider the land residual methodology.

While this is normally a fairly academic technique used only by appraisers, we believe a larger number of local market participants are utilizing this technique. Considerable data on casino net income levels and construction costs are available in the annual reports of the publicly traded gaming companies.

We reviewed the available body of information on consummated sales of large, comparable H-1 zoned parcels on the Las Vegas strip. The large sales transactions within the subject's core Strip neighborhood pre-date the opening of the previous wave of mega-casino resorts and were influenced by the concerns regarding overbuilding that preceded the opening of the MGM Grand, the Luxor, and Treasure Island in 1994. Asking prices have appreciated considerably since then, both in the core Strip area and the secondary or peripheral areas.

                                                                              58
                                                          COMBINED COST APPROACH

In the absence of truly comparable current sales it is an acceptable alternative to rely on transactions that are in escrow, rejected offers and asking prices. The paucity of truly comparable consummated transactions requires that we consider an imputed price, a very small but recent sale, an asking price, as well as sales in secondary locations.

These transactions are summarized in the chart on the following page. The locations of these sales are depicted in the Map on its facing page. Detailed data sheets may be found in the Addenda to this report.

We are aware of one proposed transaction that was announced on August 3, 1997, which would have involved the sale of a 50 percent interest in the 715 room Desert Inn and Country Club, plus the site of the proposed Planet Hollywood Mega resort to investor Marvin Davis. An October 17 article indicated that this proposed transaction may now be moot.

This proposed transaction was precipitated by the hostile take-over attempt launched by Hilton in February to take control of ITT Sheraton. In order to thwart this attempt, ITT Sheraton is selling-off a number of significant assets many of which they will continue to manage. The seller is under duress. The transaction is structured more along the lines of a participating loan, an issue which has caused the recent obstacle in the negotiations. According to the October 17, 1997 article, "Mr. Davis insisted on the provision because he felt ITT's $400 million valuation for the Desert Inn was high and he wanted a safety valve, according to people familiar with the situation. People close to Mr. Davis said that ITT's change of heart come about because the company's accountants wouldn't condone recording the agreement as an outright sale as long as the provision was part of the deal. An ITT spokesman said the company never intended to account for the transaction as a sale because it is a joint venture." If the 715-room resort failed to produce $25 million in earnings before interest, taxes and dividends in the year 2001, the buyer could have forced ITT Sheraton to buy back his 50 percent equity interest in that component for $100 million plus a 10 percent return on his investment. If the buyer elected not to become involved in the development of the 34-acre Planet Hollywood site, he could compel the seller to buy back his 50 percent interest in the land for $50 million. ITT valued the asset at $400 million, but was willing to sell a 50 percent interest in it for $150 million. However, the aggregate $150 million investment was to be accompanied by a commitment for the partnership to provide $100 million in bank financing to the seller for general corporate purposes. The loan was expected to be obtained largely on the basis of the new partner's balance sheet. More information on this sale is in the Sales Analysis section. Data on this highly unusual transaction is provided for informational purposes only and has not been included in our analysis.

                                                                              59
                                                          COMBINED COST APPROACH


                                  COMPARABLE LAND SALES SUMMARY

                                             Sale               Sales
 No.        Location                         Date               Price              Acres           $/Acre           Zoning
 ---        ---------------------           -------          -----------          -------        ----------         ------
  1         Monte Carlo Casino               9/95           $146,000,000           45.72         $3,193,351           H-1
            Las Vegas, Nevada

  2         N.W. Corner Harmon              Listing          $66,000,000           11.32         $5,830,389           H-1
            Strip
            Las Vegas, Nevada

  3         La Quinta Carrows                3/97            $13,500,000            2.06         $6,553,398           H-1
            Las Vegas, Nevada

  4         S.W. Corner Las Vegas            8/95            $80,000,000           47.29         $1,691,690           H-1
            Blvd. South & Hacienda
            Las Vegas, Nevada

  5         N.W. Corner Las Vegas            3/95            $73,000,000           73.74           $989,965           H-1
            Blvd. & Russell Road
            Las Vegas, Nevada

  6         2755 Las Vegas Blvd.             1/95            $43,500,000           20.86         $2,085,331           H-1
            Las Vegas, Nevada

  7         2600, 2601 Las Vegas             10/95           $61,738,500           66.04           $934,865           H-1
            Blvd. South
            Las Vegas, Nevada

                                 [Map Omitted]


                                 Land Sales Map

                                                                              60
                                                          COMBINED COST APPROACH

Land Sales Adjustments

Each sale must be reviewed to determine whether adjustments are necessary in order to render a price that is more meaningful to the subject property. A number of adjustments are generally considered when evaluating any land sales comparables. For the key non-physical adjustments, The Appraisal of Real Estate prescribes a series of adjustments and the sequence in which they should be made. A second set of adjustments is generally made having to do with the physical characteristics of the site. These adjustments are not made sequentially; thus the order in which they are considered is of less importance.

Presented in the following paragraphs are the discussions of the sales and the necessary adjustments. The value conclusion will be compared to value indicated by the residual methodology.

Comparable Sale Number 1 is an imputed fair market price of the site later developed with the Monte Carlo. This roundly 44 acre site was contributed into a partnership with Gold Strike Casinos by Mirage Resorts in 1994 and was valued at $47.0 million or $1,068,181 per acre in setting up the partnership.(6) In March, 1995, Circus Circus announced its intention to acquire Gold Strike, which, among other things, included their 50 percent interest in the Monte Carlo development. In addition to the interest in the Monte Carlo Site, Gold Strike owned two casinos in Jean, Nevada, one in Henderson, Nevada, and a 50 percent interest in a riverboat in Elgin, Illinois. The corporate acquisition was valued at roundly $477,475,000 after discounting the stock component of the transaction by 30 percent. We have estimated the value of Gold Strike's other assets at approximately $397,000,000 based on published data on Earnings Before Income Taxes (EBIT). The details of the transaction and our assumptions are included in the data sheet in the Addenda. Our analysis indicates that Circus Circus paid approximately $80,475,000 for a 50 percent interest in the Monte Carlo, which was at that time, the land and plans. The 100 percent interest in the project, still in its nascence, would be $160,950,000. After an estimate of $14,650,000 for the Monte Carlo's design, engineering and architectural fees (5 percent of cost), it appears that the land was valued at roundly $146,000,000, or $3,193,351 per acre. An approximately 2.0 acre parcel, the former Desert Rose motel, was acquired in early 1995 bringing the total site size to 45.72 acres.

This imputed price of $3,193,351 would need to be adjusted for two years' improvement in market conditions. Data collected by Comps Inc. aggregates information on sales for the Strip and Paradise Road (combined) market. According to this data, the average price per acre has increased at a compound annual rate of 34 percent between the year ended 12/31/94 and the year ended 12/31/96. The median price per foot has increased at a rate of 46 percent over the course of 1995 and 1996.

-------------------

(6) Mirage had acquired this site as part of a larger acquisition of the 163.6 acre Dunes hotel and golf course from the bankruptcy court in December 1993 for $75,000,000 or $458,575 per acre. Due to the distressed nature of the sale, and the unwillingness of other investors to make such a large expenditure at the time when Las Vegas had 12,000 rooms under construction, this was approximately one-half of what was generally considered to be market value at the time, even for such a large parcel.

                                                                              61
                                                          COMBINED COST APPROACH

These high rates of appreciation are consistent with anecdotal comments made by prospective buyers regarding Paradise Road and Las Vegas Boulevard in the extreme south between Blue Diamond and Lake Mead sites, but are probably less representative of central Strip appreciation. The vast majority of the Comps Inc. transactions occurred in lower priced areas, as is indicated by the average sales price of only $645,559 per acre. To check these broader market-wide indicators, we will compare two sets of sales transaction data under consideration.

Our first paired sale transaction is the purchase by the New York-New York partnership of the Rodeway Inn in February, 1995. In order to increase the Strip frontage and utility of the site, the resort developers paid $8,000,000 or $3,864,734 per acre for a 2.07 acre parcel. In February, 1997, this same partnership put the 2.06 acre parcel occupied by the La Quinta Carrows into escrow for $13,500,000 or $6,553,398 per acre, included in our analysis as sale Number 3. This price does not include any costs for buying out the remaining term of the restaurant's lease on the site that actually fronts on Las Vegas Boulevard. The remaining term of the lease is unknown and the lessee is a competitor of the buyer. Even without factoring in a lease buy-out, these two transactions indicate that the rate of appreciation between early 1995 and early 1997, for a core strip location would be at least 30 percent.

The second paired transaction we will consider is in a secondary location and involves one of the two distinct parcels included in Comparable Sale Number 7. The price per acre in the sale which was negotiated in May 1995 and consummated in October 1995 was $934,865 per acre for both sites, which straddled Las Vegas Boulevard South. Gordon Gaming, which kept title to the westerly parcel, was required to buy-out a lease immediately for $3,500,000, which brought the cost of their 39.17 acre site up to $1,024,219 per acre. The company's owner, Mr. Bill Bennett, developed serious health problems after completing the transaction, and has scaled back development plans for the sites he assembled at the north end of the Strip. In late 1996, the 39.17 acre site fell out of escrow at a price of $55,000,000 or $1,404,136 per acre. The company's Chief Counsel indicated that negotiations were underway with another buyer at the same approximate price. This escrowed price indicates appreciation of approximately 32 percent over a one year period. It could be argued that the separation of the two parcels contributed to the increase in price, however, we understand that either could have been purchased separately. Since the parcel fell out of escrow, it could be argued that the current asking price is too high, and that its eventual sales price will be lower.

After considering the Strip/Paradise Road sample for the area-wide appreciation figures, the buyer motivation for the assemblage value comparison, and the lapsed escrow of the latter paired transaction, we will temper our estimates of the average rate of appreciation to a uniform 25 percent per year for the years 1995 and 1996, for all of the transactions, regardless of location. For 1997 however, we believe that the number of new rooms under construction has caused this to abate to 20 percent per year.

                                                                              62
                                                          COMBINED COST APPROACH

The imputed price of the Monte Carlo partnership purchase transaction will be adjusted upward for 16 months at an annual rate of 25 percent and ten months at 20 percent. No other adjustments are warranted.

The adjusted price for Sale Number 1 becomes $5,000,000 per acre.

Comparable Number 2 is a listing involving an 11.32 acre parcel on the Northwest corner of Harmon and the Strip. The owner, who is reported to be ineligible for a gaming license, is asking from $66,000,000 (or $5,830,000 per acre) to $100,000,000 (or $8,834,000 per acre) for the site. The lower asking price was reported to have been conditioned upon the seller retaining air rights over the site in order to develop a retail component. The higher asking price is for the entire bundle of rights. We spoke with one investor who reported offering $60,000,000 that was rejected summarily. An article on June 22 in the Las Vegas Sun on a prospective San Francisco themed resort indicated that Harvey's Casino Resorts offered $80.0 million (or $7,067,138 per acre) for the site and was rejected. We were unable to substantiate this account. Presumably, the rejected offer was for an unencumbered fee simple interest.

A number of investors or brokers commented that it was too small for mega resort development. Harmon Road precludes assemblage to the South without a sky bridge. The land owner to the North is the owner of the common areas associated with a timeshare project known as the Jockey Club. Redevelopment with that northerly land owner would likely be problematic because of the approximately 14,000 individual timeshare owners' concerns about parking and access and egress to their units.

Because of our inability to substantiate the rejected offer, and the relatively small size of this site, we will employ the lowest asking price of $66,000,000 or $5,830,000 per acre but will not adjust for conditions of sale. Interest in the site by Harvey's and the prospective developer of the San Francisco themed casino resort refutes the assertion that the site is too small. We will make no other adjustments to this sale.

The adjusted price of Comparable Number 2 becomes $5,800,000 per acre.

Comparable Number 3 involves a very small parcel, of 2.06 acres that was recorded on March 17, 1997, for $13,500,000 or $6,553,400 per acre. On March 17, 1997, La Quinta Development Partners sold its fee simple interest in the 1.48 acre La Quinta motel site to the partnership that owns New York New York, which will use the site for a new rooms tower. The transaction also included La Quinta's leased fee interest in the contiguous 0.58 acre parcel that actually fronts on the Strip, and the assignment of the associated lease. The original lessee's interest was assigned to Victoria Partners the developers of the Monte Carlo, its northerly neighbor and competitor. We were unable to obtain a copy of the original lease to ascertain its remaining term. The original lease was signed

                                                                              63
                                                          COMBINED COST APPROACH

in March, 1979. La Quinta Development Partners signed a confidentiality agreement which they interpret to mean that they may not discuss any aspect of the sale.

This sale supports our contention that strip land prices have appreciated considerably over the past two years, as described earlier. In addition, this most recent transaction, at $6,553,400 per acre, demonstrates that sellers are increasingly aware of the huge profit potential of core Strip real estate.

Six months have elapsed since the sale was recorded. We will adjust this sale for 6 months of appreciation at an annual rate of 20 percent.

To estimate an appropriate adjustment for the assemblage value, we will compare the assemblage value adjustment of an earlier New York, New York assemblage. The
2.07 acre Rodeway Inn parcel that was acquired in February, 1995 cost the owners of New York New York $3,864,734 per acre. The original 17.62 acre parcel was acquired in late 1992 for $1,789,843 per acre. If we adjust this sale upward for two years' appreciation at 20 percent, the equivalent price in early 1995 values grows to $2,577,000 per acre. This $1,287,734 difference suggests a 33 percent discount for the smaller sale. The imputed value of the Monte Carlo transaction of $3,193,319 per acre reflects a discount of 34 percent from the 2.07 Desert Rose Motel acquisition at $4,830,917 per acre, a few months before the Gold Strike acquisition was announced.

For the current La Quinta transactions, we will adjust the sale downward by 40 percent to account for the assemblage premium. As will be shown in the residual value analysis, it could easily be argued that there is no need for an adjustment, as the entire parcel, built out at the density that it is, could be worth as much as $14,400,000 per acre.

One more adjustment would be required for the lease buy-out. The lease buy-out to Gordon Gaming for the as yet unbuilt St. Andrews golf attraction on the westerly portion of Sale Number 7 was $3,500,000. The lease-buy-out for the Wet'n Wild water theme park on the easterly component of that transaction started at $7.0 million and declined as the improvements depreciated. While both parcels were significantly larger than the 0.58 acre restaurant site involved in Comparable Sale Number 3, neither involved buying out a direct competitor. There were no improvements on the St. Andrews Golf site, and the cost of the Wet'n Wild improvements were the basis of the buy-out.

We will assume that the cost of buying out the remaining term of the restaurant lease is approximately $1,000,000. This equates to an approximately 7 percent adjustment. Because of the two story, stick frame construction, we will estimate demolition costs at one-third of the high rise rate, or $2,775 per guest room (8,333 x .333) for a 114-room property. Demolition costs are estimated at roundly $300,000, or 3 percent of the sales price per acre.

The adjusted price per acre of Sale Number 3 becomes $5,000,000.

Sale Number 4 is of the 47.3 acre site formerly occupied by the Hacienda Hotel. This site was acquired in August, 1995 by Circus Circus for $80,000,000 or $1,691,650 per acre with the intent to

                                                                              64
                                                          COMBINED COST APPROACH

redevelop the site. No adjustments are necessary for interest conveyed, financing or conditions of sale. The price was set eight months earlier, in January of 1995, by a former Circus Circus executive, Mr. Bill Bennett, who was forced to relinquish the deal due to a perceived conflict of interest. This history is important for two reasons: 1) it establishes that there was no assemblage motivation in the setting of a sale price; and 2) the number of months used for the market condition adjustment should be greater than would be suggested by the date escrow closed. This sale should be adjusted for a market condition adjustment for two years.

When paired with Sale Number 5, the Hacienda sale provides our first indication of the magnitude of location adjustments.

The Hacienda sold at the approximate same time as Sale Number 5, which is located immediately south. The primary differences between Sales 4 and 5 are in: site improvements, size, and location.

Unless the cash flow generated by the Hacienda increased materially after its sale, the value of the interim use was not likely to have offset the costs associated with demolishing the 1,115-room hotel; and the mitigation of any environmental issues caused by the 363-space Recreational Vehicle park.(7) The remaining differences are in size and location.

Sale Number 5 involved a 73-acre parcel that sold in March 1995 for $989,965 per acre. We can find no evidence from other sales that the entirety of this 70 percent price differential is attributable to the increase in size from a 40- to 45- acre site to a 70- to 75-acre site. We believe that the primary reason that Sale Number 4 sold at a premium over Sale Number 5 was because Sale Number 5 is 1,000 lineal feet further South. We will attribute 20 percentage points of the price differential to the size issue, and 50 percentage points of the differential to location.

The 1,000 foot distance had ramifications from an air rights standpoint as well as a traffic perspective. The seller of the Hacienda expressed a belief that both sales are affected by the sites' proximity to McCarran Airport and the uncertainty caused by the FAA's ability to limit the building height. While any building in Clark County requires FAA approval to exceed 100 feet (or 9 stories), this approval is not a formality in the vicinity of the airport. Until the approval was granted in April, 1997, for the height variance, the FAA would make no prognostications as to whether it would likely permit a significant variance or the recommended 167 feet (approximately 17 stories). The Hacienda's tower was only 11 stories tall. However, the Luxor, located immediately north of the Hacienda was approved for 30 stories, which is the current average height for the existing major casino resorts.

---------------

(7) Circus Circus would not disclose demolition costs, or the EBITDA of the Hacienda during its interim operation. The costs of demolishing the Sands, combined with asbestos and underground storage tank clean up suggest that the Hacienda's demolition costs could be $9,300,000 (1,115 x $8,333).

                                                                              65
                                                          COMBINED COST APPROACH

We will split the remaining 50 percent adjustment evenly between a location factor relating to distance from the core area and a zoning adjustment for the FAA issue. These adjustments will be made at a rate of 25 percent for each 1,000 feet a site is located in the "wrong" direction.

At a rate of 25 percent for every 1,000 lineal feet of distance, Sale Number 4, the Hacienda, would need to be adjusted upward for location and for the FAA related zoning issue by 63 percent (for each), since it is located approximately 2,500 feet south of Tropicana (2,500/1,000 x .25). Sale Number 2 would require 88 percent location and zoning adjustments, since it is 3,500 feet south of Tropicana (3,500/1,000 x .25). Prior to the location and FAA zoning issues, the time of sale adjustments must be applied.

The adjusted price per acre for Comparable Sale Number 4 becomes $6,700,000, compared to an adjusted price per acre for Comparable Sale Number 5 of $4,900,000.

Comparable Number 6 is the 20.86 acre site of the El Rancho Casino hotel, which sold in January of 1996 for $2,285,331 per acre. The developers, a New Jersey group, intended to redevelop the site with the Orion project, which was to have 210,000 square feet of casino space, 300,000 square feet of retail space, and 2,400 hotel rooms. Shortly after this transaction they attempted to purchase an additional 15.0 acres on the back side of the El Rancho site, but allowed that transaction to fall out of escrow when they encountered difficulties in obtaining financing in the wake of the negative publicity surrounding the Stratosphere.

Seller financing was provided for $16,500,000 or 40 percent of the purchase price. The first $6,500,000 note to the seller was paid off within two months of the transaction. No cash equivalent adjustment is warranted. This sale requires a market condition adjustment for the nearly two years that have transpired since it occurred, and a 163 percent locational adjustment to account for its 6,500 foot distance from the northern boundary of the core Strip area (6,500 / 1,000 x .25). When compared to Comparable Sale Number 7, which is immediately north of Comparable 6, and particularly in light of the events that have transpired since then, it appears that the out-of-town buyers of Comparable 6 over-paid for it.

The adjusted price per acre of Comparable Number 6 is $8,000,000, which provides the high end of the range.

Comparable Sale Number 7 is immediately north of Comparable 6 but spans both sides of the Strip. This 66.04 acre assemblage was technically acquired by Gordon Gaming which then flipped the easterly and smaller of the two parcels to Sahara Gaming as part of a 1031 tax free exchange. Sahara Gaming traded a separate 22 acre site on the east side of Paradise for the easterly site included in this comparable sale, in conjunction with their sale of the Sahara Hotel to Gordon Gaming. There is no need for a cash equivalency adjustment, as the Howard Hughes Corporation received $61,738,500 in cash ($934,865 per acre) for the site.

                                                                              66
                                                          COMBINED COST APPROACH

The 66.04 acre comparable is located approximately 7,500 feet north of the Spring Mountain/Sands Avenue intersection, and so should be adjusted upward 188 percent for its inferior location (7,500/1,000 x .25.)

Both parcels were affected by leases, although the lessee for the parcel on the western side of the Strip had not yet constructed any improvements. The cost of lease buy-out for the westerly parcel was $3,500,000. Sahara Gaming negotiated a stepped down lease buy-out, starting at $7,000,000 which diminished to a nominal sum over time. It had no imminent plans for development, and sought only to keep a foothold on the Strip. Demolition costs for the Wet'n Wild improvements were estimated by the buyer at $1,500,000. The subject is a vacant, buildable site with no leases encumbering it. To adjust this sale to be comparable to the subject requires recognizing the two years appreciation, leasehold buy-outs, and demolition costs. We will assume however that a prudent buyer would have allowed the water theme park to operate during his design, approval and financing phase, and that this savings in the buy-out formula would offset the demolition costs. The transaction will be adjusted upward for a net $10,500,000 for the lease buy-outs and demolition costs. This equates to $158,995 per acre, or 11 percent of the time-adjusted price per acre. Because of the comparable's approximately 66 acre size, we will adjust this comparable upward by 20 percent, as was done for Sales Comparable 5.

The adjusted price of Comparable Number 7 equates to $4,600,000 per acre.

Land Sales Comparison Analysis

After adjustments, the range of prices for our land sales comparables ranged from roundly $4,600,000 to $8,000,000 per acre, with an average price of $5,700,000 per acre. Unfortunately all of the sales were either extremely complicated, or required significant levels of adjustment. The

                                                                              67
                                                          COMBINED COST APPROACH

                                                                     Land Sale Adjustment Grid

                            Comparable 1     Comparable 2  Comparable 3   Comparable 4   Comparable 5 Comparable 6   Comparable 7
                            Imputed Value    Listing       La Quinta Site Hacienda Site  NWC Russell  El Rancho Site NWC Sahara &
                            Monte Carlo      NWC Harmon    next to NYNY   Redevelopment                              Wet'n Wild Site
Transaction Details
      Sales Price           $ 146,000,000    $ 66,000,000  $ 13,500,000   $ 80,000,000   $73,000,000  43,500,000     $ 61,738,500
      Date of Sale          Sep-95                listing  Mar-96         Jan-95         Mar-95       Jan-96         Oct-95
      Site Size in Acres            45.72           11.32          2.06          47.29         73.74       20.86            66.04
      Price per Acre        $   3,193,351    $  5,830,389  $  6,553,398      1,691,690       989,965  $2,085,331     $    934,865

Sequential Adjustments
      Interest Conveyed                --              --            --             --            --          --               --
           Adjusted Price
      Financing Terms                  --              --            --             --            --          --               --
           Adjusted Price
      Conditions of Sale               --              0%            0%             --            --          --               --
           Adjusted Price                       5,830,389     6,553,398
      Market Conditions              1.56            1.00          1.10           1.73          1.68        1.44             1.53
           Adjusted Price       4,967,435       5,830,389     7,208,738      2,918,165     1,660,253   2,997,663        1,431,512

Non-sequential Adjustments
      Location                         --              --            --            63%           88%        1.63             188%
      Zoning                           --              --            --            63%           88%          --               --
      Assemblage                       --              0%          -40%             --            --          --               --
      Demolition                       --              0%            3%             0%            --          5%               0%
      Interim Use                      --              0%            0%             0%            --          --               0%
      Lease Buy-outs                   --              0%            7%             --            --          --              11%
      Size                             --              0%            0%             --           20%          --              20%
      Other                            --              --            --             --            --          --               --
                             ------------      ----------   -----------    -----------    ----------  ----------       ----------
  Net non-sequential
   Adjstmnts                            0              0%          -30%           125%          195%        168%             219%
                                       --              --   (2,162,621)      3,647,706     3,237,494   5,021,086        3,129,383
                             ------------      ----------   -----------    -----------    ----------  ----------       ----------
Adjusted Value                  4,967,435       5,830,389     5,046,117      6,565,870     4,897,747   8,018,749        4,560,895
                                5,000,000       5,800,000     5,000,000      6,600,000     4,900,000   8,000,000        4,600,000

Range                           4,600,000 to    8,000,000
Average                         5,698,172
Rounded                         5,700,000

                                                                              68
                                                          COMBINED COST APPROACH

three closest sales, which required the lowest total percentage adjustments, ranged from $5,000,000 to $5,800,000 per acre, with an average of $5,250,000 per acre.

In addition to the sales verification process, we spoke with a number of developers who are attempting to purchase sites in the core Strip area. Two participants, unwilling to pay more than $3,000,000 per acre, have been unable to find anything with an acceptable location in that price range. A third buyer, who wishes to remain anonymous, has begun the painstaking process of assembling a site. When the assemblage is complete, and after demotion and mitigation costs, this buyer expects to have spent between $5,000,000 and $7,000,000 per acre.

The subject parcel is fairly unique. It is located in the core Strip area, and will offer better views of the Mirage and Treasure Island attractions than are available from either of those resorts. More importantly perhaps its physical proximity to the 1.0 million square foot Sands Expo Center, which will provide a significant source of higher rated mid-week business. As there was no empirical way to determine an appropriate adjustment for this factor, none was included in our analysis. The subject's assumed easements situation can be likened to a golf resort site, in which the golf course itself has already been developed and the hotel developer needs only to purchase a hotel pad. This adds a premium to the hotel site over sites that are close to, but not part, of the golf course.

However, in consideration of the magnitude of the adjustments, we will select a value near the average of $5,250,000 per acre or $162,000,000. From this, we will deduct the cost of one-half of the 800 parking spaces that are required in the easement ($3,600,000) and the cost of the environmental mitigation ($700,000). The net value is therefore $157,700,000 rounded or approximately $5,100,000 per acre. To check this value, we performed a residual analysis.

Land Residual Analysis

As part of our residual analysis, we estimated the residual land value of two recently completed mega resorts utilizing available data on earnings before income taxes, depreciation and amortization (EBITDA) and reported construction costs. We also prepared a residual estimate for a fairly generic but upscale casino resort project to determine the site's market value. (To employ the Venetian's cost and pro-formas would be to produce an estimate of "Investment Value".) The current parcelization proposed for the subject assemblage assumes a two-phase development in which the site area for Phase I is 30.9 acres, as it will contain the shared power plant. The Phase II Lido site, comprised of the remaining 13.7 acres, would be smaller than is typical for mega-resort development on a stand-alone basis. For our residual analysis that is intended to determine market value, we will assume a more even apportionment of the larger parcel into two like sized parcels. For our residual analysis, we will assume a site size for the subject of 22.3 acres.

                                                                              69
                                                          COMBINED COST APPROACH

The Venetian's cost estimates are based upon a facility that will have a larger guest room and significantly higher quantities of meeting space and retail space than are typical for the Las Vegas market today. These enhancements should, logically contribute to a higher stream of income from the property. However, a more generic product, as described in the Highest and Best Use section, will be assumed for the subject.

To estimate a "market cost" for the more generic product assumed, we will increase the per room cost estimate of New York-New York by 20 percent, to approximately $270,000 per key. This compares to the Venetian cost budget of approximately $293,000 per key for the casino hotel only. For a 3,000 room project, the total hard and soft costs are estimated at $810,000,000.

The Monte Carlo opened on June 21, 1996. In its first full 193 days of operation, its partners reported that it generated $49,100,000 in EBITDA. We assumed that any "novelty effect" would be offset by the likely inefficiency in the initial months' operation. On an annual basis, it appears that the Monte Carlo will have an EBITDA of approximately $92,900,000. This estimate appears conservative relative to other Circus Circus managed hotels given the Monte Carlo's superior location. An appropriate capitalization rate for a typical market standard product is estimated in the Casino Hotel Income Approach as 17 percent. The estimated value for the Monte Carlo is $546,000,000, rounded (92,900,000 / .17)

As related in the Casino Hotel Cost Analysis, the total hard and soft construction costs of the Monte Carlo were $293,000,000. Deducting this from the estimated value produces a value of the land and entrepreneurial profit of $257,000,000 ($550.0 - 293.0). According to the annual reports, Circus Circus took no developer's fee for managing the construction of this hotel. We will however factor in entrepreneurial profit, which we have estimated at 25 percent of the hard and soft costs of $293,000,000, or roundly $73,250,000. The residual land value is $179,750,000. With a site size of 45.72 acres, the residual land value is $3,933,000 or $3,900,000 per acre, rounded.

As of the writing of this appraisal, only 179 days operating data was available on the EBITDA for New York-New York. We will annualize the 179 days EBITDA of $70,600,000 without factoring in any seasonality. This equates to $144,000,000 in EBITDA annually [70,600,000 / (179/365)]. As with the Monte Carlo, this assumes that any novelty effect in the revenues is offset by inefficiencies in the initial month's operations. Applying a 17 percent capitalization rate to this figure yields a value of approximately $847,000,000 (144,000,000/.17).

As described in the Casino Hotel Cost Analysis, hard and soft costs for New York-New York were $460,000,000 leaving $387,000,000 in value for land and entrepreneurial profit. Deducting entrepreneurial profit of approximately $92,000,000 (20 percent) leaves a value for the land of $295,000,000. With a total site area of 20.5 acres, the residual value is approximately $14,400,000 per acre.

                                                                              70
                                                          COMBINED COST APPROACH

Clearly, the density of development has profound effects on value estimates using the residual approach. We question whether the Monte Carlo would be constructed on 45.7 acres of core Strip land given today's market conditions. The EBITDA differential indicates to us that the consumer market prefers highly themed casino resorts that are attractions in and of themselves. The Monte Carlo, a low-cost project with very little in the way of sightseeing attractions, is not as successful as New York New York, which is a sightseeing attraction.

To estimate an appropriate level of EBITDA for a theoretical high-end property, we utilized the blended results of its nearest neighbors, the Mirage and Treasure Island. While the Mirage is one of the most profitable resorts on a per room basis, the Treasure Island resort has an EBITDA that is very consistent with average mega-resort performance. The 1996 Annual Report for Mirage Resorts indicated that the combined EBIDTA for these properties in 1996 was $354,400,000 or approximately $59,623 per hotel room. (New York-New York will likely have an EBITDA of approximately $70,760 per room.) We will multiply this figure by the assumed 3,000 rooms for a EBITDA for the theoretical generic project of $178,900,000 (rounded). Applying a capitalization rate of 17 percent derives a value of approximately $1,052,000,000 for the generic project.

After deducting the assumed hard and soft costs of roundly $810,000,000 (as described earlier) from the estimated value of $1,052,000,000, we are left with $242,000,000 in value for the generic product's land and entrepreneurial profit. We estimated entrepreneurial profit of $121,500,000 on this nearly billion dollar deal, 15 percent of the hard and soft costs. This is more than eight times the amount at which Marriott bought out Doubletree Hotels' early 1997 contract to acquire the Renaissance Hotel Company in a deal of a similar scale. The residual land value is $120,500,000 or $5,400,000 per acre, assuming an even split of the larger 44.6 acre site.

The residual values calculations are summarized in the following table:

                        Monte Carlo       New York New York  Theoretical Subject
                      --------------     -------------------  -----------------
EBITDA                  $92,900,000          $144,000,000        $178,900,000
Capitalization Rate             .17                   .17                 .17
Estimated Value        $546,000,000          $847,000,000      $1,052,000,000

Cost                   $293,000,000          $460,000,000        $810,000,000
Entrepreneurial         $73,250,000           $92,000,000        $121,500,000
Profit                 ------------          ------------      --------------
Land Value             $179,750,000          $295,000,000        $120,500,000

Acres                          45.7                  20.5                22.3
Value Per Acre           $3,933,000           $14,390,000          $5,404,000
Rounded                  $3,900,000           $14,400,000          $5,400,000

Using a residual methodology, the average price per acre is $7,900,000. The generic analysis assumed a per key cost that was 20 percent greater than the New York-New York project, but an EBITDA that is 16 percent lower on a per room basis.

                                                                              71
                                                          COMBINED COST APPROACH

From the residual technique, we estimate a value of $5,400,000 per acre or $120,150,000, based on the most generic assumption of our residual calculations. From this, we must deduct The Phase I share (50 percent) of the cost of the developer's obligation to provide the SECC with 800 parking stalls or $3,600,000 and the environmental mitigation of $700,000. This reduces the concluded value via the residual analysis to $115,850,000 rounded or $5,200,000 per acre.

Land Value Conclusion

The residual methodology indicates that the conclusion reached via an analysis of comparable sales yields a price per acre that is economically viable. We will conclude to a rounded figure of $155,000,000 or $5,000,000 per acre for the subject's 30.86 acre site.

                                                                              72
                                                          COMBINED COST APPROACH

Replacement Cost Estimate

Replacement costs are based upon the actual budgeted costs associated with developing the project, as provided and warranted by the construction manager, Lehrer McGovern Bovis Inc. (Bovis). The budgeted costs include all hard and soft costs, inclusive of financing fees and holding expenses during the development period.

We have allocated the cost of the central plant among the two components based upon their floor area. The mall air rights occupy an envelope of approximately 970,000 square feet. The improved portions of the combined components are comprised of 5,290,000 square feet. Approximately 17.6 percent, or $11,760,000 of the central plant cost will be allocated to the mall. The balance, or $55,141,000 will be allocated to the cost of the casino hotel.

As mentioned earlier, we believe that the subject's shared parking average should be expanded by 560 spaces. We will allocate the full cost of this extra parking to the mall, as we believe that it is the retail component that precipitates this need. Based on line item estimates prepared by Bovis, we estimate the hard and soft costs of parking at $8,000 per unit or $4,480,000 total. This will be applied to the cost of the retail component, bringing its total hard and soft cost estimate to 10 percent for the casino hotel component and 20 percent for the retail component. The casino hotel component is nearly six times the investment of the mall component and is owned in fee simple estate. The mall component is located in air rights that afford the owner less control than would normally be associated with a leased fee estate. The blended entrepreneurial profit is 12 percent.

The cost estimates for the individual components will be compared to the recent cost of other similar projects in the Valuation sections for each component.

The Bovis cost data is summarized in the accompanying table on the following page.

LANDAUER                                                                      73
REAL ESTATE COUNSELORS                                    COMBINED COST APPROACH



                              COST APPROACH SUMMARY

                                  Hotel/Casino              Retail Mall             Central Plant              Total Project
                                 ----------------------    ---------------------   ----------------------     ----------------------
                                                  %                        %                        %                          %
                                      ($)      of Total       ($)       of Total      ($)        of Total         ($)       of Total
                                 ----------------------    ---------------------   ----------------------     ----------------------
Total Construction ..........    402,155,191    38.62%     78,921,170     7.58%    66,687,867      6.40%      547,764,228    52.61%
Additional CM Costs .........     38,503,086     3.70%        416,972     0.04%       213,517      0.02%       39,133,575     3.76%
Theming .....................     22,036,054     2.12%     19,379,321     1.86%             0      0.00%       41,415,375     3.98%
FF&E ........................     57,367,180     5.51%        187,508     0.02%             0      0.00%       57,554,688     5.53%
Gaming Equipment ............     26,873,836     2.58%              0     0.00%             0      0.00%       26,873,836     2.58%
Other Equipment .............     21,427,933     2.06%              0     0.00%             0      0.00%       21,427,933     2.06%
Signage & Graphics ..........      5,178,310     0.50%        107,965     0.01%             0      0.00%        5,286,275     0.51%
Design ......................     30,530,626     2.93%      4,769,167     0.46%             0      0.00%       35,299,793     3.39%
Permits & Fees ..............     10,023,231     0.96%      1,687,228     0.16%             0      0.00%       11,710,459     1.12%
Pre-Openings ................     40,335,267     3.87%      1,573,000     0.15%             0      0.00%       41,908,267     4.02%
Soft Costs ..................     17,348,094     1.67%     12,453,906     1.20%             0      0.00%       29,802,000     2.86%
Consumer Experience .........      9,000,000     0.86%      3,000,000     0.29%             0      0.00%       12,000,000     1.15%
Construc. Admin. ............      6,472,211     0.62%      1,264,116     0.12%             0      0.00%        7,736,327     0.74%
Contingency .................     28,788,502     2.76%      4,230,560     0.41%             0      0.00%       33,019,062     3.17%
Working Capital .............     20,000,000     1.92%              0     0.00%             0      0.00%       20,000,000     1.92%
Financing ...................     98,343,800     9.44%     11,980,000     1.15%             0      0.00%      110,323,800    10.60%
                                ---------------------    ---------------------   ----------------------    -----------------------

Subtotal - Cost New .........   $834,383,321    80.13%   $139,970,913    13.44%   $66,901,384      6.43%   $1,041,255,618   100.00%
Allocation of Plant .........    $55,141,000              $11,760,000            ($66,901,000)                         $0
Additional Parking ..........             $0               $4,480,000                      $0                  $4,480,000
                                          --               ----------                      --
                                $889,524,000             $156,211,000                      $0              $1,045,735,000

Entrepreneurial Profit at ...    $88,952,000    10.00%    $31,242,000    20.00%            $0      0.00%     $120,194,000    11.49%

TOTAL COST NEW ..............   $978,476,000             $187,453,000                      $0              $1,165,929,000

LESS: Physical Depreciation                                                                                             0
      Functional & External Obsolescence                                                                                0
                                                                                                           --------------
Cost New Less Total Depreciation                                                                            1,165,929,000

PLUS: Land Value                                                                                             $155,000,000

INDICATED VALUE                                                                                            $1,320,929,000

                                                                                                           $1,321,000,000 (Rd)

                                                                              74
                                                              CASINO HOTEL SALES

                           CASINO HOTEL COST ANALYSIS

As indicated in the prior section, the allocated cost for the casino hotel component before land and profit is $889,524,000, or $293,000 per room. To check the reasonableness of this cost estimate, we reviewed actual costs on the Monte Carlo and the New York New York projects, as well as the budgeted cost of the Bellagio and Project Paradise that are now under construction. The data used is from annual reports of the relevant gaming companies.

The Monte Carlo is a middle market product, consistent with Circus Circus' orientation in that market. (Mirage Resorts, Inc. was a passive partner in the development of the project.) The total costs, including land and all financing and pre-opening expenses, have been reported in the annual reports for Mirage and Circus Circus as $350,000,000. From this, the book value of the land contribution must be deducted ($47,000,000), along with another roundly $10,000,000 that was expended to purchase a 2.0 acre site formerly occupied by the Desert Inn Motel. The hard and soft costs were a total of $293,000,000 (350.0 - 47.0 - 10.0), or $97,213 per guest room.

The New York-New York project has a reported cost of $460,000,000. On a per room basis, this cost was $226,000 per guest room, well over twice the cost reported for the Monte Carlo. At 2,035 rooms, New York-New York has a lower ratio of rooms for the casino and public spaces provided, and that construction costs on a relatively tight site would be higher.

The 3,000-room Bellagio, now under construction, has a budgeted cost of $1.4 billion dollars, or $466,666 per guest unit, including land, capitalized interest and pre-opening costs. The project will occupy an 118 acre site, the equivalent of the combined site of the Mirage and Treasure Island Resorts. Much of the site will be taken up by a lake featuring over 1,000 fountains. Bellagio's high-end suites will be clustered in low density units along the lake. It is not clear at what basis the land value was included in the cost estimate. If the treatment is consistent with book value reported in the Monte Carlo partnership contribution, the land cost comprises $139,000,000 of this budget, and reduces the real and personal improvement cost to $420,000 per guest unit. The budget for artwork accounts for $20,000 per guest unit, or $60.0 million total. The 1996 annual report indicates that the "standard guest rooms will be 15 to 20 percent larger than guest rooms of most other luxury hotels", from which we infer that Bellagio will have a 575 to 600 square foot unit. The guest bathroom will be similar to the subject's with a separate tub and shower and extensive use of marble. The resort will include a 156,000 square foot casino, 40,000 to 60,000 square feet of retail space and 14 restaurants, two of which will be operated by the owners of Le Cirque in Manhattan. Without the artwork, the remaining improvements and soft costs could approximate $400,000 per unit, 77 percent more than at the New York-New York, and 45 percent more than the subject. If the land were included at a market value basis, the improvement cost estimates would be much lower.

Excluding the Four Seasons Hotel, the cost of the 3,800-room Project Paradise is budgeted at $800,000,000 or $210,000 per room. If the entire Hacienda site is included at its book value from

                                                                              75
                                                              CASINO HOTEL SALES

the 1995 acquisition, the cost of the real and personal property improvements declines to $189,000 per guest unit. The signature feature of this project is to be a 10 acre tropical environment which is to include a very large wave pool that will feature a surfing ride. The casino area is to be 124,900 square feet, but the meeting and retail components of this project are nominal. We expect that from a "finish" standpoint the Project Paradise will most closely resemble the Luxor.

On balance, the allocation portion to the subject's casino hotel component is consistent with the projects that have recently been completed or are now under construction. The subject's budget of $292,900 per room (exclusive of land and entrepreneurial profit and not including the mall) places it above the Monte Carlo, the New York-New York and Paradise projects but well below the Bellagio project.

If all of the land value is allocated to the hotel component, the total project cost with 10 percent entrepreneurial profit becomes $1,133,000,000 or $373,000 per room.

                                                                              76
                                                              CASINO HOTEL SALES


                     CASINO HOTEL SALES COMPARISON ANALYSIS

Though we performed a diligent search, we were unable to find any comparable sales of significant casino resorts.

As mentioned in the land sales analysis, the pending sale of a 50% interest in the Desert Inn, its golf course and 34 acres of excess land for $150,000,000 was announced in early August, but as of the October 17 date of our last inspection, to have run into serious obstacles as indicated in the Land Valuation section. The transaction is clouded by the partial interest involved, the apparent discount from the seller's valuation, a ten percent guaranteed return to the seller, a pre-determined sell-back provision favoring the buyer, and most importantly the obvious absence of a willing seller. In order to avert a hostile take-over attempt launched by Hilton in late January, ITT Sheraton first shed non-core assets and in recent months has begun to sell off some of its hotel inventory as well. In 1993, the ITT Sheraton paid $160,000,000 for the Desert Inn and its vacant land, and over the past 18 months, has spent approximately $190,000,000 on renovating the property for a total investment of $350,000,000. Although ITT Sheraton values the assets at $400 million, ITT is now willing to sell a 50 percent interest for $150,000,000. The allocation of $100,000,000 of the transaction to the existing hotel and golf course indicates that the 100 percent basis for these components is only $200,000,000 or approximately what was spent on the renovation. Two days after the announcement regarding the Desert Inn, Hilton increased its take-over offer from $55 to $70 per share, matching ITT's buy-back offer.

In addition to the $150,000,000 cash infusion, the new joint venture will borrow $100,000,000, largely on the strength of the buyer's balance sheet. During 1996, the property generated only $8,000,000 in EBITDA. The buyer's sell-back option will be triggered if the property fails to make $25,000,000 in annual EBITDA in 2001. In the first year of post-renovation operations, the property is forecast to do $133,000,000 in total revenues. If we apply a generic mega resort 30 percent EBITDA ratio on to the projected income, EBITDA would equate to nearly $39,900,000. The going-in capitalization rate that could be extracted using this market derived EBIDTA ratio would be 20 percent, further evidence of the duress that the seller was under.

At $200,000,000 for a 100 percent interest, the Strip's only golf resort would be priced at approximately $266,000 per key. Even without the recent development in negotiations, we consider this to be meaningless as an indicator of market value.

The Hard Rock Cafe founder, Peter Morton, announced that he has negotiated the buy-out of Harvey's, his partner in that venture, for $45,000,000. Assuming no discounting or premiums were associated with the sale of this partial interest of 40 percent, this suggests a 100 percent interest price of $112,500,000. There are approximately 8.0 acres of excess land associated with this transaction, bought with the anticipation of eventually expanding the 340-room hotel to 700 rooms. Acquired at a cost of approximately $979,000 per acre, the estimated market value of this excess land today is

                                                                              77
                                                              CASINO HOTEL SALES

approximately $2,000,000 per acre, or $16,000,000 (assuming 25 percent appreciation per year since the acquisition of this land in 1993). Our allocation of value for the existing casino hotel component would be $96,500,000 or $283,800 per room. This is exclusive of the Hard Rock restaurant, which was not part of the casino hotel partnership.

In October, 1996, a 100 percent interest in the Sahara Hotel and Casino sold, as part of the 1031 tax free exchange that involved vacant land parcels to the west, south and east. Having acquired the vacant land to the south for the seller, the buyers of the Sahara exchanged that vacant land for a parking lot immediately east of the Sahara, across Paradise. The sales price for the 2,035-room casino hotel, net of the easterly parking lot, was $128,000,000 or $62,899 per key. (The easterly parking lot was acquired for $17,000,000.) Some 881 of the rooms were built in 1960 and earlier, and have since been demolished. In essence, the transaction involved 1,154 rooms located on 17.54 acres with excess land for redevelopment. The equivalent cost per key is $110,918 for the 1,154 rooms completed since 1988. This comparable is located relatively far north, and is closer to the Stratosphere than to the subject property.

A recent article in the Wall Street Journal indicated that the Trump Plaza in Atlantic City was being marketed at a price of $1,000,000,000. In that article industry observers publicly expressed doubts that the property will fetch a price near the asking price. We have assumed that the billion dollar asking price includes the 500-room Trump Regency Hotel, which is connected to the Trump Plaza by a sky bridge and is covered under the same gaming license. The asking price for the combined buildings would be approximately $946,000 per room. A 51 percent interest in the off-Boardwalk Trump Castle sold in March 1997 for $125,000,000 to Colony Capital. This suggests that a 100 percent interest in the 1,250 room castle would be $245,100,000 or $196,078 per room. Neither the asking price of the Trump Plaza or the off-Boardwalk sales price are of any use in estimating a value for the subject property.

Because of the complicated nature of these transactions or their general lack of comparability, we are unable to conclude to a value or range of values via the Sales Comparison Approach. We will rely on the Cost and Income Approaches.

                                                                              78
                                                                 GAMING ANALYSIS

                                 GAMING ANALYSIS

Introduction

During the eight year period from July 1, 1989 (fiscal 1990) to June 30, 1996, gaming receipts for the largest casino hotels in the Strip area of Las Vegas increased from $1,679,059,959 to $3,289,623,000. This equates to a compound average rate of growth of 10.1 percent per year. The volume level used to define this top tier is $72,000,000 in gaming revenue. The number of properties in this mega resort category has increased by 60 percent. In fiscal year 1990 there were 13 properties in the top casino revenue producing tier, in fiscal year 1997 there were 21 properties.

Presented in the following table is data on the total casino floor area available compared to total gaming receipts for the largest category of casinos.

                           Growth in Casino Floor Area
                      and Gaming Receipts for Strip Casinos
                     with Revenues of $72 Million or Greater
                             1989/90 through 1990/91

               Number of    Square Feet of   Percent      Gaming     Percent
Fiscal Year    Locations      Casino Area    Change       Revenue    Change
-----------    ---------      -----------    ------       -------    ------

 1989 / 90        13             868,908       0.0%    1,679,059,959   0.0%
 1990 / 91        14           1,047,746      20.6%    2,069,556,867  23.3%
 1991 / 92        14           1,075,956       2.7%    1,984,080,337  -4.1%
 1992 / 93        15           1,160,730       7.9%    2,213,054,478  11.5%
 1993 / 94        19           1,574,777      35.7%    2,761,356,425  24.8%
 1994 / 95        19           1,590,186       1.0%    3,086,131,427  11.8%
 1995 / 96        19           1,648,288       3.7%    3,194,527,007   3.5%
 1996 / 97        21          1,820,000(E)    10.4%    3,289,623,000   3.0%
Compound Annual
Growth Rate       N/A             N/A         11.3%         N/A       10.1%

(E) Estimated, based on planning data

Source:  Nevada Gaming Abstract

The average size of a casino in this top category has grown from 66,916 to 86,700 square feet, or nearly 30 percent. Growth in gaming revenue has been accomplished by growth in the supply of casino area. Over the prior seven years ended in fiscal 1996, the compound annual rate of growth in supply and demand had been equal at 11.3 percent. As indicated in the "Tourism Industry" section, much of the lackluster 1996/97 revenue growth is attributable to declines in Baccarat and sports pool win. Over the twelve month period from July 1, 1996 to June 30, 1997, Baccarat revenues were

                                                                              79
                                                                 GAMING ANALYSIS

down 10.7 percent or $93,719,000. For the most recent year, Baccarat win accounted for 16 percent of the total gaming revenue.

Revenue from wagering in the sports pool was down even further showing a 59 percent or $28,753,000 decline. With a net increase of two casinos, revenues in Twenty-one, Craps and Roulette were up by 7.8, 4.2 and 2.4 percent respectively. Slot machine revenues were up by 4.3 percent. We see no indicators that the number of gamblers is falling off or that the average amount wagered is changing such that the rate of growth in casino revenues (3.0 percent) would be less than half of the growth in the number of hotel guests (7.3 percent). While we are cognizant of modest changes in gambling behavior, it appears that the nominal growth in gaming revenues during fiscal 1996/97 for this top category of casinos is an aberration.

When expressed on a "per square foot of casino area" basis, gaming revenues have declined slightly from $1,930 per square foot in 1989/90 versus $1,807 per square foot in 1996/97. These figures are not adjusted for inflation. This decline could be explained by an increase in the amount of floor area per device or table, or a decline in the average amount wagered per patron. Also, the data for fiscal 1996/97 appears to be somewhat aberrant, as was discussed earlier.

When the data presented earlier on gaming receipts per occupied room is considered, it appears that the declining square foot of casino area revenue measure is a function of the broader market profile. Per visitor hotel and retail expenditures have increased.

Over the long term, and assuming that the new mega-resorts added are of a "must see" quality, the fundamentals for growth in gaming revenues are good as outlined earlier. California's economy is continuing its recovery, and its ethnic diversification bodes well for the industry. Convention space at the Las Vegas Convention Center and strip hotels are being expanded. The expansion of the airport will facilitate increases in air lift. We are of the opinion that, over the next seven years, the percentage rate of growth in gaming revenues for these mega casinos will decline as will the percentage rate of growth in their supply. In absolute square footage and dollars however, casino capacity and casino revenue should demonstrate levels of growth that are similar to the prior seven years.

                                                                              80
                                                                 GAMING ANALYSIS

Presented in the following table is a summary of the casinos planned as part of the proposed mega resorts:

                     Planned Additions To The Casino Supply

Name of Project          Square Feet              Projected Date of Opening
---------------          -----------              -------------------------
Bellagio                  156,000                 August 1, 1998
Project Paradise          124,900                 December 1, 1998
The Venetian              116,000                 April 1, 1999
Paris                      70,000                 July 1, 1999
Aladdin Redevelopment     130,000(1)              July 1, 2000
Lido                       90,000                 July 1, 2001
Planet Hollywood           90,000(E)              July 1, 2002

(1) The plans submitted call for a 259,000 square foot casino to serve 3,256 hotel rooms and 550,000 square feet of retail space. We believe that the ultimate design will be less ambitious with regard to the casino component.

(E) Estimate by Landauer Associates, based on generic casino size

Source: Annual Reports for Mirage Resorts, Circus Circus, Landauer Associates and Clark County Planning

While the casino components of the projects that will open during calendar 1998 are relatively large, only 6,800 rooms (77 percent) of the 8,756 rooms added will likely have a significant amount of casino space associated with their openings. In 1999, 6,037 rooms or 78 percent of the planned hotels will likely have a significant amount of casino space. Thus, the potential number of hotel guests (prospective gamblers) will be increasing at a similar rate.

Based upon the above proposed additions, we have estimated that the mega-hotel casino inventory will grow as follows:

             Projected Growth in Casino Space and Gaming Revenues for Strip Casino Hotels with Gaming Revenues of $72M or Greater

   Fiscal Year      Square Feet  Percent Change  Gaming Revenue Percent Change
   -----------      -----------  --------------  -------------- --------------
     1996/97         1,820,000        10.4%      3,289,623,000        3.0%
     1997/98         1,820,000         0.0%      3,454,104,150        5.0%
     1998/99         2,064,858        13.5%      3,799,510,000       10.0%
     1999/00         2,286,900        10.8%      4,179,460,000       10.0%
     2001/02         2,416,900         5.7%      4,430,230,000        6.0%
     2002/03         2,506,900         3.7%      4,651,740,000        5.0%
     2003/04         2,596,900         3.6%      4,814,550,000        3.5%
     2004/05         2,686,900         3.5%      4,983,060,000        3.5%
 Compound Annual
   Growth Rate                         5.7%                           6.1%

Source: Landauer Associates

                                                                              81
                                                                 GAMING ANALYSIS

Between fiscal 1990 and fiscal 1997, casino space grew by 951,000 square feet. We are forecasting a growth in space of 866,900 square feet between fiscal 1997 and fiscal 2005. Mega casino revenues grew by 1.6 billion dollars between fiscal 1990 and fiscal 1997. We are forecasting mega casino revenue growth of 1.7 billion dollars between fiscal 1997 and fiscal 2005.

Within the category that encompasses the mega resorts, there are properties that are more or less successful than the others. The most highly themed or amenitized products achieve the greatest relative market penetrations. The Venetian, with its Grand Canal Shops, will have foot traffic levels that are comparable or greater than any other location in Las Vegas, in a highly amenitized, high end product. Cross references to annual reports indicate that the following properties comprised the top quartile of the 19 mega hotels with gaming receipts in excess of $72 million:

                              Caesar's Palace
                              The Mirage
                              Treasure Island
                              The MGM Grand

In 1996/97, we expect that the results of New York-New York will be reflected in the top quartile of this largest gaming category. To test the assumptions for the casino projections prepared by the subject's developer, we have compared the number and type of devices and units planned for the subject property with those of the top quartile resorts. This is depicted in the table on the following page. Because we believe that New York-New York will fall within the top quartile on future reports, we have included its count as well.

LANDAUER                                                                      82
REAL ESTATE COUNSELORS                                           GAMING ANALYSIS

                    MIX OF GAMING DEVICES, GAMES AND TABLES

                                                                               5
                     Caesar's       MGM   Mirage     NY-NY  Treasure     Average   % Total     Subject   % Total
Slots
5Cent                      75       475      301       232       269         270       11%           0        0%
10Cent                      0        37        0         0         0           7        0%           0        0%
25Cent                   1104      2108     1090      1342      1207       1,370       55%        1200       48%
50Cent                     47        75       46        27        60          51        2%         200        8%
1Dollar                   619       875      615       713       556         676       27%         950       38%
Megabucks                  12        22       11         8        14          13        1%          28        1%
5Dollar                    77        67      122        72        66          81        3%         100        4%
25Dollar                   21        20       16        11         9          15        1%          22        1%
100Dollar                  15        19       11         4         3          10        0%           0        0%
500Dollar                   4         4        2         0         0           2        0%           0        0%
Other Slots                 6        18       11        16        36          17        1%           0        0%
                         ----      ----     ----      ----      ----       -----                  ----
Total                    1980      3720     2225      2425      2220       2,514      100%        2500      100%

Games
Craps                      13        17       10         8         7          11        9%          12       10%
Roulette                   13        18       12         7         9          12       10%          10        8%
Twentyone                  69       101       70        43        56          68       56%          72       60%
Keno                        1         2        2         1         2           2        1%           1        1%
Wheel of Fortune            2         3        2         1         1           2        1%           2        2%
Bingo                       0         0        0         0         0          --        0%           0        0%
Mini-Baccarat               2         7        4         3         1           3        3%           5        4%
Baccarat                   11        15       10         0         3           8        6%           4        3%
Race Book                   1         1        1         0         1           1        1%           1        1%
Sports Parlay               0         0        0         0         0          --        0%           0        0%
Sports Pool                 1         1        1         0         1           1        1%           1        1%
Caribbean Stud              2         4        3         2         4           3        2%           4        3%
Let it Ride                 2         2        2         2         2           2        2%           4        3%
Pai Gow                     4         2        4         1         1           2        2%           2        2%
Sic Bo                      0         0        0         0         0          --        0%           0        0%
Pai Gow Poker               6         6        4         2         3           4        3%           3        2%
Other                       1         3        1         3         1           2        1%           0        0%
                          ---       ---      ---        --        --         ---      ---          ---      ---
Games                     128       182      126        73        92         120      100%         121      100%

Tables                      0        20       31         0         0          10       N/A           9       N/A
                            -       ---       --         -         -          --                   ---
Combined                  128       202      157        73        92         130       N/A         130       N/A

SF Casino Area                  171,500   95,500    84,000    78,400

Source: Nevada State Gaming Control Board, Non-restricted Count Report as of July 1, 1997, and Venetian Pro-forma

                                                                              83
                                                                 GAMING ANALYSIS

As demonstrated in the preceding table, the subject has 2,500 machines planned, compared to 2,514 for the top quartile. The primary difference between the subject's planned devices and the top performing properties is in the nickel denomination slot machines. We concur with the subject's developers that these are being phased out at the better quality strip resorts, and that the space from these machines would be better utilized with higher denomination machines. Likewise, the decision to concentrate the number of devices in the most popular denominations, and to eschew the highest denomination exotic machines also appears reasonable.

In the table games, the subject's developers again plan to provide the highest ratio of the most popular games. Because of the highly volatile nature of baccarat win, the developers of the Venetian have planned a ratio of baccarat tables that is at the average win per unit demonstrated by the larger 19 hotel sample, versus the average for the top quartile. The subject's developers hope to avoid the pitfalls associated with the periodic losses to large stakes players. From a cash flow management standpoint for a single casino asset, the philosophy is a sound one.

Presented in the following table is data on the average house win per unit for the various table types and devices.

LANDAUER                                                                      84
REAL ESTATE COUNSELORS                                           GAMING ANALYSIS


                                          FORECAST OF SUBJECT'S GAMING REVENUES

                       Top Quartile Market Average, '96 $       Forecast for Subject restated in 1996 and 1997 $
                                 Top Quartile      Annual                   Win/Unit      Win/Unit        Annual
                      No. Units      Win/Unit    Revenues    No Units         1996 $        1997 $      Revenues
Slots
5Cent                     270          22.6     $  6,099.7          0                            0        $   --
10Cent                      7          37.8          279.6          0            --            --             --
25Cent                  1,370          33.8       46,308.6       1200           33.8          34.8       41,776.8
50Cent                     51          44.8        2,285.4        200           44.8          46.1        9,228.8
1Dollar                   676          67.6       45,652.3        950           67.6          69.6       66,146.6
Megabucks                  13         130.0        1,742.0         28          130.0         133.9        3,749.2
5Dollar                    81          93.3        7,539.3        100           93.3          96.1        9,609.9
25Dollar                   15         103.2        1,589.1         22          103.2         106.3        2,338.5
100Dollar                  10         196.1        2,039.9          0            --            --             --
500Dollar                   2           N/A            --           0            --            --             --
Other Slots                17           N/A            --           0            --            --             --
Total                   2,514                   $113,535.9      2,500                                 $ 132,849.8
                                                                  0.0%                                        3.0%
Games
Craps                      11     $ 1,840.0     $ 20,240.0         12        1,840.0       1,895.2    $  22,742.4
Roulette                   12         872.7       10,298.4         10          872.7         898.9        8,988.8
Twentyone                  68         582.5       39,494.5         72          582.5         600.0       43,198.2
Keno                        2       1,230.1        1,968.1          1        1,230.1       1,267.0        1,267.0
Wheel of Fortune            2         422.3          760.1          2          422.3         435.0          869.9
Bingo                      --                          --           0            --            --             --
Mini-Baccarat               3       1,900.7        6,462.2          5        1,900.7       1,957.7        9,788.6
                                                                           ----------------------------------------
Baccarat                    8       9,666.3       75,397.3          4      | 7,177.1       7,392.4       29,569.7 |
                                                                           ----------------------------------------
Race Book                   1       3,797.3        3,037.8          1        3,797.3       3,911.2        3,911.2
Sports Parlay              --                          --           0            --            --             --
Sports Pool                 1       2,185.6        1,748.5          1        2,185.6       2,251.2        2,251.2
Caribbean Stud              3         760.0        2,280.0          4          760.0         782.8        3,131.2
Let it Ride                 2         579.9        1,159.8          4          579.9         597.3        2,389.2
Pai Gow                     2       2,412.4        5,789.8          2        2,412.4       2,484.8        4,969.5
Sic Bo                     --           --             --           0            --            --             --
Pai Gow Poker               4         862.9        3,624.2          3          862.9         888.8        2,666.4
Other                       2                                       0            --            --             --
Games                     120                   $172,260.8        121                                  $135,743.3
                                                                  0.0%                                       -4.2%

Tables                     10      $  187.9     $  1,916.7          9        $ 200.9         206.9     $  1,862.3

Combined                  130                   $287,713.4        130                                  $270,455.4

Source: Nevada State Gaming Control Board and Developer's Pro-Forma

                                                                              85
                                                                 GAMING ANALYSIS


SUBJECT GAMING REVENUE FORECAST

The win per device or table forecasts for the subject property are consistent with the top quartile performance (when expressed in same year 1996 dollars) with one exception, baccarat revenues. Consistent with the developer's intention of eschewing the risks associated with high stakes baccarat play, the subject's developers have forecast baccarat win per table that is 26 percent below that of the top quartile. We concur with the developer's estimates of stabilized year gaming revenue estimates for the subject property. In a stabilized year of operations, we are forecasting that the subject property will have gaming revenues of $262,374,000 in 1996 currency. As subsequent revenue and expense estimates were prepared in calendar 1997 dollars we will inflate our stabilized year estimate by 3.0 percent to convert it into "like kind" 1997 dollars. This equates to $270,245,000 in calendar 1997 dollars.

The rapid absorption and market success of New York - New York indicates, that if properly designed, a highly themed, well amenitized casino resort experiences almost no ramp up period because of the "must see" quality of the physical asset. Only engineering problems, such as those that occurred at the Luxor, or operational problems, such as those that occurred at the 5,000 room The MGM Grand, appear to dilute the reception of these products. We theorize that there is a slight novelty effect associated with the opening of a new mega casino resort that abates with the subsequent opening of one or more new resorts. We will apply a temporary three percent premium to the subject's first year of operation. Thereafter, all growth will be at the rate of inflation.

                                                                              86
                                                                  HOTEL ANALYSIS

                                HOTEL ANALYSIS

INTRODUCTION

The pattern of absorption of new casino hotels in Las Vegas has been one of trade-up. The newest most highly themed resorts fill first, the oldest least amenitized resorts fill last. Fortunately, the excitement generated by the new resort openings has been adequate to ensure that most properties, regardless of quality level, perform at occupancies that are well above national averages. Because of the trade-up phenomenon, it is most relevant to look at larger market trends in analyzing the supply and demand for casino hotels. For that reason, we will focus our analysis on Clark County's casino hotels with gaming revenues in excess of $1.0 million.

LAS VEGAS MARKET CONDITIONS

To identify historical trends in the absorption of casino hotels, we analyzed data from the Nevada Gaming Abstract (annual reports). We deemed this information more reliable than that published by the Las Vegas Convention and Visitors Authority (LVCVA) because it is compiled from data gathered in reports required of all gaming license holders as compared to the partial sampling and econometric modeling used by the LVCVA. In addition, the data from the Nevada Gaming Abstract provides the only reliable indicator of average daily room rates. We will consider the LVCVA data, which is released monthly, in order to establish current rates of growth and projected casino openings.

Within the category of "Casino hotels with gaming receipts in excess of $1,000,000" there were an average of 83,067 hotel rooms available for the year ended June 30, 1996. This compares to data from the LVCVA indicating that, on December 31, 1995, the mid-point of the 95/96 fiscal year, there were 89,300 rooms in the Las Vegas area rooms inventory. Thus, it would appear that the Gaming abstract survey accounts for approximately 93 percent of the total supply.

On a macro level, the supply of casino hotel rooms in Clark County grew at a compound annual rate of 8.1 percent between fiscal 1990 and 1996, compared to a rate of growth in occupied rooms of 8.5 percent. The average daily rate for all of Clark County's casino hotels grew from $49.74 in fiscal 1990 to $61.27 in fiscal 1996. This equates to a compound annual rate of growth of 3.5 percent over the past six fiscal years. This is depicted in the following table.

                                                                              87
                                                                  HOTEL ANALYSIS


    Historical Growth in Supply and Demand for Casino Hotels in Clark County,
                                    Nevada

            Supply               Demand                Market Indicators
            ------               ------                -----------------
Fiscal   Available   Percent  Occupied     Percent  Occupancy  Average   Percent
Year    Room Nights  Change   Room Nights  Change               Daily     Change
                                                                Rate
--------------------------------------------------------------------------------

1990    18,970,042    --     16,989,431     --       89.6%    $49.74       --
1991    22,915,738   20.8%   20,008,704    17.8%     87.3      48.28      -2.9%
1992    23,830,547    4.0    20,870,279     4.3      87.5      47.37      -1.9%
1993    23,606,425   -0.9    21,534,405     3.2      91.2      49.09       3.6
1994    26,462,021   12.1    24,787,688    15.1      93.7      52.30       6.5
1995    29,361,881   11.0    26,904,615     8.5      91.6      57.75      10.4
1996    30,319,491    3.3    27,756,503     3.2      91.6      61.27       6.1
                     ----                  ----                           ----
Compound
Annual Change        8.1%                   8.5%                           3.5%

Source:  Nevada Gaming Abstract

In response to the nearly 21 percent increase in supply in fiscal 1991, the average daily room rate declined moderately. We attribute the nominal decline in rate the following year to the national recession, which is generally considered to have commenced at the same approximate time as the invasion of Kuwait in July, 1990 and to have continued through the summer of 1992. That the Clark County market could have almost completely absorbed a cumulative 25 percent increase in the casino hotel room inventory during a national recession is remarkable. Under more favorable economic conditions in fiscal 1994, the rate of growth in demand outpaced that of supply. In fiscal 1995, the market appeared to have focused on average daily rate, which grew 10.4 percent. During the 1996 fiscal year, supply and demand grew at the same pace, but the rate of increase in the average daily room rate was twice the rate of national inflation.

A great deal has appeared in the local Las Vegas and national press regarding the absorption of rooms in Las Vegas and declining room rates following the current round of additions. The above data refutes the contention that this is the first time that Las Vegas has added rooms faster than the market's ability to absorb them.

The trending information from the LVCVA indicates that for the six month period from July 1, 1996 to December 31, 1996, the number of occupied rooms grew by 7.2 percent. From January through June, their sample indicated a rate of growth in demand of 7.3 percent. We forecast that for the fiscal

                                                                              88
                                                                  HOTEL ANALYSIS

year ended June 30, 1997, the number of occupied room nights will have grown at a rate of 7.2 percent.

The number of casino hotel rooms in inventory will have grown by 7.8 percent due to the April 1996 opening of the Stratosphere; the mid-June opening of the 3,014-room Monte Carlo; the late December opening of expansions at the Luxor (1,950 rooms), Circus Circus (1,000 rooms) and the Orleans (840 rooms); the January 1997 opening of the 2,035-room New York-New York and a 1,025-room expansion to the Rio Suites Hotel. The increase of 6,010 rooms in December or January was only partially offset by the demolition of the 1,150-room Hacienda. Because of the slight imbalance in supply and demand growth rates, casino hotel occupancy in Clark County should fall nominally for the fiscal year ended June 30, 1997 to 90.5 percent.

Articles in local and national media indicate that average rates are falling in response to softer market conditions. However, annual and quarterly reports for Mirage Resorts and the MGM Grand indicated that rate growth was healthy during the July 1996 to December 1996 period, and that room revenues during the two quarters from January to June were better than or consistent with the previous year. These negative comments, which first appeared in the late spring, pertain mainly to the most recent quarter and the onset of hot weather. Our review of data collected by a Las Vegas Business Press columnist who regularly "shops" a sample of hotels indicates that rates that are being quoted to the individual leisure traveler in May, June and July were in fact 15 to 20 percent below the same Tuesdays or Saturdays of the previous year.

Such promotional pricing will affect only the individual leisure component that is booked through the hotel's 1-800 numbers and travel agents. Contractual convention and wholesale tour room rates will not decline. On balance the lower rates will affect only a portion of one quarter of the fiscal year ended June
30. We estimate that the annual rate of growth in room rate for fiscal 1997 will decline to 4.0 percent from the 6.1 percent achieved in fiscal 1996.

Relatively low rates will continue to be offered during the hot weather months. In July however, the Monte Carlo will have marked its first year of operation, and the net increase in the rooms inventory will have declined. Harrah's expansion in Fall 1997 and the opening of Bellagio in Spring of 1998 will be the most significant additions to supply in the 1998 fiscal year. This, combined with continued improvements in Southern California's economy should allow growth in demand to catch up with that of supply. As the citywide convention calendar enters its busy Fall quarter and operators recognize the improvement in market conditions, a gradual retreat from the discounting policies should occur.

Over the long term, we feel that the fundamental market conditions for Las Vegas are favorable. The airport is being expanded to increase air capacity. During the next quarter, construction is scheduled to begin on a 320,000 square foot expansion to the Las Vegas Convention Center. The MGM Grand, recognizing the rate premiums accruing to group meeting business, has commenced

                                                                              89
                                                                  HOTEL ANALYSIS

construction on its own 380,000 square foot Convention Center. Caesar's expansion will double its meeting space. The Bellagio and Paradise are both planned to include up to 100,000 square feet of meeting space. The market's reliance on wholesale tour and travel business is likely to diminish somewhat.

Southern California, Las Vegas' primary source market, has still not fully recovered from the restructuring of its formerly defense driven economy. Southern California continues also to regain its glamour as an international tourist destination, whereby increasing the number of international visitors that are likely to make a side trip to Las Vegas. And, the proportionately greater rates of increase in its Hispanic and Asian populations, with their greater propensity to gamble, bode well for the gaming industry.

ADDITIONS TO THE COMPETITIVE SUPPLY

Presented in the Addenda are summaries of the hotels and casino hotels that may be developed in Las Vegas over the next three years. From this list prepared by the LVCVA we identified those properties that are likely to have gaming licenses and further sorted these projects into primary (mega resort) and secondary competitors. The timing of these proposed casino hotel developments was estimated to yield the chart summarizing probable increases in supply on a fiscal year basis.

LANDAUER                                                                      90
REAL ESTATE COUNSELORS                                            HOTEL ANALYSIS

                               ADDITIONS TO SUPPLY

                                   FY      FY      FY     FY      FY      FY      FY
                                  1997    1998    1999    2000    2001    2002    2003   Cumulative
Primary Supply
  Stratosphere                   1,250      --      --      --      --      --      --     1,500
  Monte Carlo                    2,750      --      --      --      --      --      --     3,000
  Luxor expansion                  975     975      --      --      --      --      --     1,950
  Circus expansion                 500     500      --      --      --      --      --     1,000
  Rio Expansion                    427     598      --      --      --      --      --     1,025
  NY-NY                          1,018   1,018      --      --      --      --      --     2,035
  Ceasars expans                    --     700     500      --      --      --      --     1,200
  Harrahs expansion                 --     740     247      --      --      --      --       986
  Hacienda/Paradise               (575)   (575)  1,900   1,900      --      --      --     2,650
  Bellagio                          --      --   3,000      --      --      --      --     3,000
  Sands/Venetian                  (715)     --     759   2,277      --      --      --     2,321
  DI inventory reduction            --    (106)     --      --      --      --      --      (106)
  Four Seasons @ Paradise           --      --      --      --      --      --      --        --
  Paris                             --      --     750   2,250      --      --      --     3,000
  Marriott @ MGM Grand              --      --      --      --   1,500      --      --     1,500
  Ritz @ MGM Grand                  --      --      --      --     500      --      --       500
  Lido                              --      --      --      --      --   3,000      --     3,000
  Planet Hollywood                  --      --      --      --      --      --   3,000     3,000
  Aladdin                           --   (1,095)    --      --   3,000      --      --     1,905
  San Francisco Theme               --      --      --      --      --      --      --        --
  Unnamed                           --      --      --      --      --      --      --        --
                                    --      --      --      --      --      --      --         0
------------------------------------------------------------------------------------------------
                              0  5,630   2,754   7,156   6,427   5,000   3,000   3,000    33,466

Secondary Supply
  Sportsman's Manor                466      --      --      --      --      --      --       466
  Holiday Casino Boardwalk         330      --      --      --      --      --      --       440
  Comfort Inn/Best Western/         --      --      --      --      --      --      --        --
  Las Vegas Club                   185      --      --      --      --      --      --       185
  Orleans expansion                420     420      --      --      --      --      --       840
  Hawthorne Suites                  --      --      --      --      --      --      --        --
  Sunset Station                    --     527      --      --      --      --      --       527
  Marriott Suites                   --      --      --      --      --      --      --        --
  Residence Green Valley            --      --      --      --      --      --      --        --
  Amerisuites                       --      --      --      --      --      --      --        --
  Residence Inn Hughes Cen          --      --      --      --      --      --      --        --
  Seven Circles Resort              --      --     307      --      --      --      --       307
  Polo Towers                       --      --      --      --      --      --      --        --
  Embassy Suites                    --      --      --      --      --      --      --        --
  Unnamed                           --      --      --     250      --      --      --       250
  Lake Las Vegas                    --      --     700      --     500     500      --     1,700
                                    --      --      --      --      --      --      --        --
------------------------------------------------------------------------------------------------
  Aggregatge Sub-set             1,401     947   1,007     250     500     500      --     4,715

                          Total  7,031   3,701   8,163   6,677   5,500   3,500   3,000    38,181

                                                                              91
                                                                  HOTEL ANALYSIS

Of the proposed properties that are not presently under construction, it is unlikely that all will be built or that they will be built within the time frame originally announced. For example, the 3,200 room Planet Hollywood project was recently delayed by two years and no longer appears on the Convention and Visitors' Authority list. Circus Circus is receiving a great deal of criticism from major institutional investors for its rapid rooms expansion on Las Vegas Boulevard. We question whether these same investors will endorse the construction of an entirely different quality development such as a Four Seasons at this time. We have not included the Four Seasons as an addition to supply. A suburban project, the Ritz-Carlton Mountain Spa has no financing and is currently in the market for both debt and equity investment.

Presented in the following table are our estimates for the future rates of growth in supply, demand, market occupancy and average daily room rates.

                 Projected Growth in Supply and Demand For
                   Casino Hotels in Clark County, Nevada

          Supply                   Demand               Market Indicators
          ------                   ------               -----------------
Fiscal  Available  Percent  Occupied     Percent  Occupancy  Average   Percent
Year    Room       Change   Room Nights  Change              Daily     Change
        Nights                                               Rate
--------------------------------------------------------------------------------
 1997   32,885,650   7.8%   29,755,000    7.2%      90.5%     $63.72     4.0%
 1998   34,236,500   4.1%   31,540,300    6.0%      92.1%     $65.95     3.5%
 1999   37,215,800   8.7%   33,748,100    7.0%      90.7%     $68.26     3.5%
 2000   39,652,900   6.5%   35,773,000    6.0%      90.2%     $70.65     3.5%
 2001   41,660,400   5.1%   37,382,800    4.5%      89.7%     $73.12     3.5%
 2002   42,937,900   3.1%   38,691,200    3.5%      90.1%     $75.68     3.5%
 2003   44,032,900   2.6%   39,465,000    2.0%      89.6%     $78.33     3.5%
Compound Annual      5.0%                 4.8%                           3.6%
Change

   Source:  Landauer Associates, Inc.

The rate of growth in supply for the seven years from fiscal 1997 through 2003 is forecast to decline to 5.0 percent. Demand is forecast at a nominally lower rate of 4.8 percent. In absolute numbers, the cumulative increase in demand for casino hotel room nights over the seven year period from fiscal 1997 to fiscal 2002 is forecast to be slightly lower than the cumulative growth during the seven year period from fiscal 1990 to 1996 at 9,710,000 room nights, compared to historical growth of 10,767,100 room nights over the prior seven year period.


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                                                                              92
                                                                  HOTEL ANALYSIS

Mega Resort Performance

Occupancies among large Strip hotels are even higher than the countywide average. According to the Nevada Gaming Abstract, the 19 Strip hotels with revenues in excess of $72 million have achieved an average occupancy of 94.2 percent over the past four years compared to the countywide casino hotel average of 90.4 percent. This is because the large mega-hotels are themselves attractions. Most recently, in fiscal 1995/96, these properties achieved an average daily room rate of $79.19.

The newer or better quality properties have consistently reported occupancy levels and average daily room rates above the preceding averages. For a seven hotel sample comprised of the Mirage, the MGM Grand, Caesar's Palace, Treasure Island, the Las Vegas Hilton, the Flamingo Hilton, and Bally's Grand, the aggregate annual occupancy in calendar 1996 was 94 percent at an average daily rate of $105. Room rates are held down by the volume rates negotiated for tour wholesalers, which constitute somewhere between one-quarter to one-third percent of the total market mix. For the two most comparable hotels, the Mirage and Caesar's Palace, the blended 1996 occupancy was 93 percent at an average daily rate of $140.

The subject property will have the best attributes of each of these properties, and none of their shortcomings. For example, the Mirage and Caesar's Palace, with a combined total of 4,813 rooms, currently have only 200,000 square feet of convention space between the two of them (excluding prefunction areas). This equates to a ratio of approximately 41.5 square feet of space per guest room, compared to the subject's ratio of 88 square feet per room (net). Neither is located next to a one million square foot convention center, or has an average guest room size approaching 700 square feet, as planned for the subject.

Our estimate of the average daily rate for the property will be "built up" based on its superior physical attributes and its likely market segmentation.

CONVENTION/TRADESHOW DEMAND

Las Vegas is the most popular tradeshow and convention destination in the country. In 1996, Las Vegas hosted 18 percent of the nation's 200 largest tradeshows, and because of the relatively large size of the Las Vegas events, rented fully 24.9 percent of the square feet of exhibit space leased on a national basis as part of these 200 shows. Las Vegas' popularity can be attributed to its:

 o  very large room inventory,
 o  two major tradeshow facilities,
 o  relatively low cost of air transportation,
 o  relatively low room rates, and
 o  entertainment amenities.

                                                                              93
                                                                  HOTEL ANALYSIS

National Convention Rate Comparisons

For the largest groups in the tradeshow and convention business, Las Vegas competes with and is compared to the cities of: New York, Chicago, Atlanta, Dallas, New Orleans, and Anaheim. For smaller and regional shows, the cities of San Francisco, San Diego and San Antonio are popular among groups for whom entertainment amenities are important. Average daily room rates in these destinations are considerably higher than are being achieved in Las Vegas, even among the major convention hotels that attract relatively little individual corporate or leisure travel.

To ascertain average daily rates and rate movement, we reviewed a national list of major convention hotels with a minimum size of 900 rooms, and selected the largest properties from the six key tradeshow destinations. The hotels were selected to produce a sample with the same approximate representation as the cities represent of the six competitive tradeshow destinations. Landmark hotels, such as the Waldorf Astoria in New York, were omitted. Occupancy and average rate data gathered by Smith Travel Research indicates that there is very little difference between the average daily room rates at the competitive convention hotels. The six city tradeshow sample, which was comprised of 17 hotels with an average size of 1,497 rooms, had an average annual occupancy in 1996 of 77.4 percent at an average daily room rate of $140.42.

We selected a second sample of hotels from the three sunbelt regional destinations (San Francisco, San Antonio, San Diego), with a minimum size of 600 rooms. The nine hotels in that sample had a slightly smaller average size (1,108 rooms) as would be expected in cities with smaller convention venues. In 1996, these properties achieved an average annual occupancy of 75.3 percent at an average daily room rate of $139.25.

Because of their large size, none of these properties would likely be a first choice for an individual corporate traveler. The sample occupancies are at or near their capacity levels because of the lack either of weekend appeal, or corporate weekday demand for their respective destinations. Thus the average daily room rates of these convention hotels reflect group rates, which comprise at least 60 percent of their overall mix of business.

Over the past two years, a shortage in commitable hotel rooms in competitive destinations has emerged and average daily room rates have grown at rates well above inflation. Year-to-date results through May 1997 indicate that the average daily rates at the primary competitive set increased by 6.5 percent to approximately $150; rates at the secondary set are likely to grow by 10.0 percent, to $155, by year-end 1997. Occupancy, already at 77 percent for the primary competitive tradeshow destinations, is likely to reach that for the sunbelt destinations. In the aggregate, these 26 hotels are likely to achieve an average daily rate of $152 during 1997.

                                                                              94
                                                                  HOTEL ANALYSIS

Show/Convention Manager Survey

To test these nationally oriented convention hotel rates for reasonableness in the Las Vegas market, we surveyed the show managers of the top 175 of the Tradeshow 200 events. This cut-off point was established because of the relatively small exhibit space requirements of these smaller shows. For example, the show which occupied the 175th position required only 152,000 square feet of exhibit space. Still, this show had an estimated 9,800 attendees in 1996 of which 4,000 were exhibit personnel.

We faxed a survey to Show Managers which was limited to one page to increase the likelihood of a response. Questionnaires were faxed out twice. We received responses covering a total of 51 shows, for a 29 percent response rate. Six responses were discarded since the answers were incomplete or non-responsive. Of the remaining 45 responses, 31 of these were for shows that are not regularly held in Las Vegas, and 14 were for shows that are regularly held in Las Vegas. Three of the responses were for groups that rotated to Las Vegas in 1997. These responses were included in both analyses.

The show managers whose groups did not meet in Las Vegas were queried as to propensity to move. Twelve groups, or 39 percent of the out-of-town sample, indicated that they "never" move; the majority of these hold their shows in New York or Chicago. The average rate paid by attendees of shows that are permanently housed in cities outside of Las Vegas is the highest. For the 1997 room blocks, the average rate in the housing block was estimated by the show managers at approximately $162.

Approximately eight respondents, or 26 percent of the sample, indicated their shows move primarily when they outgrow the facility, the rooms inventory, or to take advantage of more attractive destination or less expensive destinations. For semi-permanent shows, the average rate in the 1997 block was indicated as $127. Managers of eleven shows, (35 percent) indicated that their show changes destinations annually based on a geographical rotation. For these shows the average daily rate to be paid in 1997 was $126.

                                                                              95
                                                                  HOTEL ANALYSIS

Three of these rotating shows held their events in Las Vegas during 1997. This data was then combined with the responses for the permanent shows held in Las Vegas to arrive at estimates of the current level of convention/tradeshow group room pricing in Las Vegas. This data is summarized in the following table.

Tradeshow Manager Survey - Rates in Room Blocks
-----------------------------------------------

Category                       Low     High Average
--------                       ---     ------------
National Shows:
Permanent Shows                $95     $233    $162
Semi-permanent Shows            75      155     127
Rotate Annually                 76      181     126
National Sample Average         84      197     139

Las Vegas shows permanent       60      187     137
Las Vegas shows -total          64      182     132


Despite Las Vegas' reputation for relatively inexpensive hotel rates, it is interesting to note that the Las Vegas' average citywide tradeshow rate was only $7.00 or 5.0 percent below that of the national sample and was above the rates quoted for the semi-permanent shows and the rotating shows. For major tradeshows and conventions, Las Vegas' convention rates may be less expensive than New York or Chicago, but are generally at or above prevailing rates in Dallas, Atlanta, New Orleans, San Francisco, San Diego and San Antonio.

Across the country, the demand "fill pattern" for convention centers is from the locus of the event venue, out, with demand levels diminishing as distance from the center increases. Physically proximate headquarters hotels are the first to fill, followed by other large hotels in which the ancillary social functions and hospitality suites are located. As such, the rates at the headquarters hotels are typically at the high end of the range for the hotels in the room block. This explains the premium between the national average of $139 as indicated by the show manager's survey, and the national sample of major tradeshow and sunbelt convention hotels, which is likely to have an average daily room rate of $152 in 1997.

If the show manager survey form had been specific enough, we would expect a premium to exist between the most proximate convention hotel as compared to other hotels with significant room blocks. For a convention at San Francisco's Muscone Center for example, we would expect to see a show or convention rate at the Marriott at Muscone Center that would be higher than that of the Westin St. Francis or the San Francisco Hilton. (All three hotels were included in our national trend sample.)

                                                                              96
                                                                  HOTEL ANALYSIS

For any event at the Sands Exposition and Convention Center (SECC), the subject property will enjoy the prime headquarters position. Among the significant mega-resorts, it will be second only to the Las Vegas Hilton in terms of proximity to the Las Vegas Convention Center. Thus, even before the subject's planned suite style room is taken into account, the rates at the subject property would be expected to fall within the high end of the range presented by both the national and local survey data.

For events held at the SECC, the subject property will benefit from a longer length of stay than is typical for a convention block. At least a portion of an exhibitor's personnel are required to be at the show site during move-in and move-out to supervise the set up of the booth. This, the least rate sensitive segment of convention demand, generally has a 4.0 night length of stay compared to 3.0 to 3.4 for the typical attendee. Because of the long hours worked during a show, proximity to the show site is typically more important than hotel room cost.

That the average convention rate for Las Vegas shows is above the effective average daily rate of the most relevant seven casino hotels is a function of the discounts granted to wholesale tour companies that many of these hotels rely upon to maintain their occupancy levels. With little or no meeting space of their own, these other properties have no choice but to rely on tour wholesalers to generate a base of mid-week demand. Depending on the quality of the hotel, these wholesale rates can range from $50 to $60 per night. The nature of these very low-rated, volume contracts is such that the hotels may not close out dates due to citywide convention demand. Thus, convention group room blocks are lower than would ordinarily be desirable to maximize the average daily rate.

Group Rate Forecasts For The Subject Project

Our tradeshow manager survey queried respondents as to the room rate that they believed a typical exhibitor would pay for the smallest unit, a 700 square foot suite, that was seamlessly connected to the tradeshow facility. For the show managers that hosted events in Las Vegas, the question on propensity to move was omitted in favor of one asking what rate an attendee would pay for the same suite. The suite was described as being "suitable for closing a deal" but no detail was provided as to the very high level of finish planned. Respondents were allowed to check-off a pre-defined rate category. The lowest category provided was $125 to $129. The highest provided was from $400 to $450. Rate ranges below $250 were stated in $25 intervals Rate ranges above $250 were stated in $50 intervals. In compiling the responses, all "averages" were first calculated based on the lowest rate in the range, then increased to reflect the midpoint of the range. The responses by group category are presented in the following table.

                                                                              97
                                                                  HOTEL ANALYSIS

   Tradeshow Manager Survey - Rates for the Subject

Category                         Exhibitor   Attendee
--------                         ---------   --------
National Permanent Shows, (No's)   $295         N/A

Semi-permanent Shows (Maybes)       307         N/A
Rotate Annually  (Probables)        293         N/A

National Sample Average             297         N/A

Las Vegas shows - permanent         245         181
Las Vegas Shows -total              250         N/A

For the groups that move to an alternate destination when they outgrow a Center's exhibit space or the rooms inventory, or as better or less expensive venues become available, the average rate estimated by show manager for an exhibitor would be $307. This compares to a low-end average rate of $293 for the shows that rotate locations regularly. Managers of shows that are permanently based in Las Vegas estimated the exhibitor's rate at $245. When the three hotels that rotated into Las Vegas were included, the average exhibitor's rate increased to $250.

The show managers that held events in Las Vegas in 1996 indicated that a typical attendee would be more rate sensitive and would pay on average $181 for the same suite. This is 28 percent lower than estimated for the typical exhibitor.

The sample guest suite in the subject's Preview Center separates the living and sleeping areas by a change in elevation and does not have a solid wall screening the bedroom. We do not know whether such a configuration would qualify as being "suitable for closing a deal" for all of the respondents, so we will weigh the estimates for the typical attendee more heavily than for the exhibitors. (Business entertainment would not be an issue for a typical attendee.) We estimate that, among exhibitors and attendees of conventions and shows at the contiguous SECC, the average rate that would be paid for the subject suite would be $190, approximately 5.0 percent above the attendee-only response and approximately 24 percent below the average for the exhibitors.

The subject property will receive a portion of its demand from the city-wide shows and conventions taking place at the Las Vegas Convention Center. Because the subject will not enjoy the same headquarters hotel premium, we will estimate the citywide convention rate at $160, approximately 16 percent lower than the rate estimated for SECC shows.

The subject property will also appeal to groups that do not require large amounts of meeting or exhibit space and can be contained within the hotel's approximately 342,000 square feet of meeting

                                                                              98
                                                                  HOTEL ANALYSIS

space. These facilities are only slightly smaller than the second tier of convention centers in secondary cities such as Philadelphia, Atlantic City, Miami Beach, Houston, Denver, San Antonio, San Diego, etc., etc. We estimate that the average daily rate that could be achieved for this kind of business would be lower than SECC business because of the greater number of venue choices for them. We estimate the average daily rate for this "self-contained" group business at $160.

Leisure Rate Forecasts For The Subject

On June 14, the results of the annual frequent traveler survey conducted by the Zagat Hotel and Restaurant Guide were released. Las Vegas was named as the best vacation value in the United States. What is most interesting about the Zagat survey is that room rates in Las Vegas were found to have increased 38 percent over the prior two years, compared to a national average of 16 percent over the same time period. (These increases refer to the rates quoted for more volatile individual corporate or leisure travel.) Still, Las Vegas is rated as the best vacation value, indicating that it is the destination's package of hotel product, entertainment and pricing that is responsible for Las Vegas' popularity.

We have reviewed the room rates published in the American Automobile Association's (AAA) guide book and the rates published in the Official Hotel and Resort Guide for the seven casino hotels identified earlier, as well as a smaller sampling of quoted weekday and weekend rates as surveyed by a Las Vegas newspaper columnist. Based on this data, we estimate that the weekday rates for the two most comparable casino hotels ranged from $79 to $399, depending on the season. Weekend average daily rates ranged from $109 to $399. The five secondary competitors had published rates ranging from $59 to $269 on weekdays, and from $99 to $269 on weekends.

As these rates applied to conventional guest rooms, it would be reasonable to assume a premium could be obtained for a significantly larger suite. There is only one casino hotel in Las Vegas that is marketed as an all suite product, The Rio. The Rio guest unit is a basically square oversized room, which we estimate to be 450 square feet in size, but which has no separation whatsoever between the living and sleeping area. It is also located in a secondary site 1.5 miles west of the Strip in a neighborhood surrounded by industrial and strip center retail uses. Despite these drawbacks, it is consistently rated as the best quality hotel in Las Vegas by the Zagat Guide, indicating a strong preference for an all-suite gaming product.

                                                                              99
                                                                  HOTEL ANALYSIS

There are three non-gaming all-suite hotels in Las Vegas. These are the Alexis Park Hotel, the Residence Inn, and the Crowne Plaza Suites. To ascertain what a suite premium might be worth we compared these products to similarly oriented non-gaming hotels with conventional rooms products. These were: The Courtyard by Marriott, the St. Tropez and the Holiday Inn Emerald Springs. In this non-gaming market, there were both occupancy and average daily room rate premiums accruing to the suite products. The all-suite hotels achieved a sub-set occupancy that was 3.7 percentage points higher than the conventional hotel products, at an average daily room rate that was 7.7 percent greater. The combined effect of these premiums was an increase in the revenue per available room of 12.5 percent.

We will estimate a range for individual leisure weekend rates of $145 to $240 with an annual average weekend rate of $180 for the subject property. The average weekday rate is estimated to range from $105 to $145, and will be estimated at an average of $115 (slow season) annually.

Casino use complimentary demand has been factored in at an internal rate of $171. It is the local convention for the casino department to be billed at the prevailing market rate for the dates on which rooms were "comped".

Annual Occupancy And Average Daily Rate Forecasts

Compared to other mega-resort properties in Las Vegas, the subject will have the following competitive advantages:

o Suite style guest rooms averaging 700 square feet, compared to standard hotel room sizes of 360 to 380 square feet.

o A seamless indoor connection to 1.0 million square feet of exhibit and convention space.

o The highest ratio of on-site meeting space to guest rooms of any other mega-resort in Las Vegas. Including only its meeting facilities, the subject will have 106 square feet of space per guest room compared to the most comparable Strip resorts that have only 41.5 square feet of space per guest room.

o A retail center that is nearly as large as the newly expanded Shops at the Forum at Caesar's Palace that will feature indoor canals and singing gondoliers.

o Views from many of its rooms of two of the largest attractions in Las Vegas, the Mirage's Volcanoes and the Pirate Battle at Treasure Island.

A luxury level of finish compared to a predominant moderate quality competitive field.

                                                                             100
                                                                  HOTEL ANALYSIS

We were unable to identify any disadvantages to the subject property.

Our research indicates that there are significant rate premiums accruing to a convention/tradeshow orientation and an all-suite configuration. We forecast that the subject's superior attributes will be manifested primarily in its average daily room rate.

Our estimate of the stabilized year occupancy and average daily room rate was formulated after considering the likely market segmentation of the subject and the rate analyses discussed above. We estimated demand based on the likely number of shows or self-contained conventions, seasonality, weekday/weekend demand patterns and average lengths of stay. This analysis is summarized in the following table.

                        Estimation Of Average Daily Rate

                                                 Occupied
                                Length   Room      Room
Rate of Calculation     Events  of Stay  Block    Nights    A.D.R      Revenue
-------------------     ------  -------  -----    ------    ------     -------

Expo Center Exhibitors    34     4.0      2100    285,600   $190    $54,264,000
Expo Center Attendees     34     3.4       400     46,200    190      8,785,600
Citywide Sell-Out         15     3.0      2400    108,000    160     17,280,000
Self-Contained Group      30     3.0      2300    207,000    160     33,120,000
Leisure - Weekend         30     2.0      2300    138,000    180     24,840,000
Leisure - Weekday         34     1.0      1900     64,600    115      7,429,000
Casino Complimentaries   365     1.0       550    200,750    171     34,328,250
                                                 --------    ---    -----------
                                                1,050,150   $171   $180,046,850
Available                365     1        3036  1,108,140
                                                  94.8%

The first category of group business was estimated based upon the SECC's show/convention calendar for 1998. In 1997, the SECC will host 41 to 45 events of various sizes with the largest and most relevant of these groups being the anchor tenants that use all of the halls and meeting space. There will be 17 such "anchor" tenants in 1997. The SECC budget for 1998 shows a similar level of activity. However, with the addition of the Venetian Casino Hotel and its hotel quality meeting space for pre- and post- show social functions, the number of large users increases to 34 in 1999. We concur that the number of large users can be expanded to 34 events.

A survey of SECC event participants indicated that exhibitors stayed an average of 4.0 days, and attendees an average of 3.4 days

                                                                             101
                                                                  HOTEL ANALYSIS

We will estimate that, with virtually no individual corporate demand in these larger casino hotels, fully 2,500 rooms of the subject's inventory are available in the SECC group room block. The majority of this block, or 2,100 rooms, are expected to be rented to exhibitors, with an average length of stay of 4.0 days. The remaining 400 rooms are expected to be rented to attendees with an average length of stay of 3.4 nights. These have been factored in at the $190 rate as estimated earlier.

In the SECC's 1998 bookings, 68 percent of the events were scheduled such that the peak room blocks (show days) occurred on weekdays and 32 percent had peak room blocks on weekends. This factor is relevant in estimating the weekend leisure component. SECC shows are estimated to close out 11 weekends to leisure business.

For major citywide conventions, we estimate that there are 15 conventions each year that consume a block of 2,400 rooms at the subject for 3.0 nights. The length of stay has been reduced to 3.0 nights because of the historically lower average length of stay for citywide convention attendees. These room nights have been estimated at an average daily rate of $160 as outlined in the Convention/Tradeshow analysis. We estimate that one third of these events (five) are also likely to involve weekends. Thus, the non-group weekend calendar is reduced by another five weekends per year.

With the 342,000 square foot conference center, we estimate that the subject's sales force can sell the subject hotel to an average of two and one half groups each month, or 30 per year, with a guest room requirement of 2,300 rooms. As with the other non-exhibitor group demand, we have estimated an average length of stay of 3.0 nights. The self-contained group room rate was estimated earlier at $160. These groups will also consume some weekends. We estimate that 20 percent of the groups (or 6 groups) will meet over a weekend.

Leisure demand was broken out between weekdays and weekends. There are potentially 30 remaining weekends that are not forecast to be booked for SECC, in-house or citywide conventions. We estimate that 2,300 rooms will be sold with a 2.0 night minimum length of stay required at an average daily rate of $180.

Weekday leisure demand consists primarily of attractively priced filler business during interruptions in the convention schedule. We estimated that an average of 1,900 rooms could be sold on 34 "soft" weekdays, most of which will occur during hot weather months. The average length of stay during these value priced periods is estimated at 1.0 night. We estimated the average weekday rate at $115, as outlined on the previous page.

The net effect of these assumptions is a stabilized occupancy of 95 percent per year at an average daily rate, in 1997 currency, of $171. The mix of demand at the hotel will be 63 percent group and 18 percent individual leisure. Casino use is estimated at 19 percent of the total occupied room


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                                                                             102
                                                                  HOTEL ANALYSIS

nights. The weighted average group rate is $175 compared to a weighted average leisure rate of $159 and an internal casino department rate of $171.

Occupancy Stabilization

Initial year occupancies for the two most recently opened hotels, the Monte Carlo and New York, New York have both been reported in the 98 to 99 percent range. However, due to the subject property's luxury orientation and the somewhat lower countywide occupancy projected during the subject's initial year of operation, we are forecasting a slightly lower occupancy for that fiscal year. For the subject's first year of operation, we are forecasting an occupancy of 93 percent. Thereafter, we expect that trial usage will establish the value of the subject's significantly larger room size and the subject will stabilize at 95 percent occupancy.

Rate Growth And Stabilization

On a national level, full-service hotel room rates are likely to continue to show real growth, particularly in the large convention and luxury segments. This is attributable to the absence of any significant levels of new construction. At present only one large convention hotel is under construction, an 800-room Hyatt to be constructed next to McCormick Center. The absence of new hotels is a function of still uneconomic market conditions in major cities. Even with the significant levels of real growth achieved over the past two years, there are few markets nationally where construction costs for a new convention hotel could be justified in today's market conditions. Thus, we forecast that real growth in national convention hotel room rates will continue albeit at lower rates than in the recent past. We estimate that by 1999, the average daily rate of the national convention hotel sample will have increased by 6.0 percent per year from $152 to $171. After deflating back to today's 1997 dollars this real growth equates to a rate of $160. Our stabilized year room rate estimate reflects a 6.9 percent premium over the anticipated stabilized rate for convention hotels nationally.

For the subject however, we are forecasting a long term inflation rate of 3.5 percent per year, with no real growth in local casino resort room rates during the foreseeable future. This is based on the countywide historical rate of growth since fiscal 1990 and the assumed additions to supply.

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                                                                             103
                                                                  HOTEL ANALYSIS

However, we are forecasting that it will be necessary to discount the subject's room rates in its initial two years of operations. Our estimates of the rate growth are provided in the following table.

                      Forecast Rate Growth For the Subject

                              Inflated   Discount               Discounted
Period           Inflation      Rate     Factor     Discount      Rate
------           ---------      ----     ------     --------      ----

Stabilized 1997      -      $171.00        -          -            -
Calendar 1998      3.50%    $177.00        -          -            -
Calendar 1999      3.50%    $183.00        -          -            -
1st Qtr.2000 Adj.  0.88%    $185.00        -          -            -
Fiscal 1999/00      --      $185.00      (10%)     ($18.00)     $167.00
Fiscal 2000/01     3.50%    $191.00      (5%)      ($10.00)     $181.00
Fiscal 2001/02     3.50%    $198.00        -          -         $198.00
Fiscal 2002/03    3.5.0%    $205.00        -          -         $205.00
Fiscal 2003/04    3.5.0%    $212.00        -          -         $212.00

Source:  Landauer Associates.

In summary our occupancy and average daily rate projections for the subject property are as follows:

                     Summary of Forecast Rate and Occupancy

            Fiscal Year         Occupancy      Average Daily Rate
            -----------         ---------      ------------------
              1999/00              93%                $167
              2000/01              95%                $181
              2001/02              95%                $198
              2002/03              95%                $205
              2003/04              95%                $212

Source: Landauer Associates.

                                                                             104
                                                           HOTEL INCOME APPROACH

                   CASINO HOTEL INCOME CAPITALIZATION APPROACH

The Income Capitalization Approach is defined in the Dictionary of Real Estate (third edition), Appraisal Institute as follows:

      A set of procedures through which an appraiser derives a valuation indication for income-producing property by converting anticipated benefits (cash flows and reversion) into property value. This conversion can be accomplished in two ways. One year's income expectancy can be capitalized at a market-derived capitalization rate or a capitalization rate that reflects a specified income pattern, return on investment, and change in the value of the investment. Alternatively, the annual cash flows for the holding period and the reversion can be discounted at a specified yield rate.

For the purpose of our valuation of the subject, we have utilized the discounted cash flow methodology as this is more appropriate for a property that has not yet stabilized.

METHODOLOGY

To estimate the income and expenses incurred in the operation of the subject we first estimate the revenues and expenses for a typical or stabilized year of operation for the hotel. In order to develop this estimate we interviewed the project's developers, and reviewed and analyzed income and expense data available in the annual reports of Mirage Resorts, The MGM Grand, Inc., The Nevada Gaming Abstract and other publicly traded companies. In addition, we analyzed the historical operating results of several non-gaming convention oriented hotels.

The format used in this analysis is consistent with that in the annual reports of the publicly traded gaming companies.

From this analysis we then developed our estimate of the expected operating performance of the casino hotel over what may be considered the typical holding period of an investor, which is assumed to be ten years. Through the holding period, the amount for each income and expense item is adjusted to reflect such factors as changes in casino patronage, the hotel's average rate, occupancy, and inflation, and the variable and fixed components of each item.

Presented in the following text is a brief discussion of the basis used in developing our estimate of the stabilized year operating statement for the subject, expressed in 1997 value dollars.


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                                                                             105
                                                           HOTEL INCOME APPROACH
Departmental Revenues

Revenue to the facility is categorized by the department from which it is derived. Only direct operating expenses associated with each department are charged to the operating departments. General overhead items which are applicable to the overall operation of the facility are classified as undistributed operating expenses.

Casino Revenue and Expense

Casino revenue was estimated earlier based on the number and denomination of devices and table types planned, and on the average win for the top quartile of casino hotels with gaming revenues in excess of $72 million in calendar 1996. Due to the "must see" nature of this project, we are of the opinion that the casino's first year will be slightly higher than the stabilized year due to a novelty effect, and have factored in a modest premium in that year.

Promotional Allowances

Promotional allowance is the generally accepted accounting term for complimentary cocktails, meals, overnight accommodations and in-house entertainment for wagering patrons. These items are reported at their market cost and are deducted from Gross Revenue to produce a Net Revenue figure that relates to the actual revenues received at the property. While they are not included in the casino departmental expense figures, they are billed to the Casino department before being netted out and are carefully monitored to ensure that the recipients of the complimentaries are in fact wagering amounts commensurate with the value of the promotional items. Presented in the following table is a summary of the promotional allowances as published in annual reports for casino companies whose primary enterprises are in Clark County.

               Promotional Allowances

                                         Cost As a % of
Comparable                                Net Revenues
----------                                ------------
MGM Grand, Las Vegas                          6.7%
Mirage Resorts, Inc.                          9.4%
Circus Circus FY 97                           4.8%
Strip  Casinos,  Gaming  Revenues > $72 M     9.0%


Source: Annual Reports and the Nevada Gaming Abstract


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                                                                             106
                                                           HOTEL INCOME APPROACH

Promotional Allowances have been estimated at $45,908,000 or 9.3 percent of net revenues and are premised on the following:

   An average of 550 rooms each night are used by the casino for notable casino patrons at the average daily rate of $171, or $34,328,500

   Approximately 50 percent of the beverage sales are assumed to be generated as casino department give-aways, or $9,475,000.

   25 percent of the room service sales are estimated to be associated with complimentaries issued by the casino department, or $2,105,000.

Because the restaurants and show room will be leased out, it will be necessary for the subject to purchase meals from the tenants on behalf of the casino guests. Since these are actual casino expenditures, these are handled as a casino departmental expense. In year one, we have assumed that the casino employees will be slightly more generous as they attempt to build a clientele of core gamblers. We have factored in a modest inefficiency factor for that year.

Casino expense consists of: licensing costs, casino employee salaries and wages, employee benefits, contract cleaning, uniforms, and other items related to the casino department. Presented in the following table is a summary of the casino departmental expenses for some of the publicly traded gaming corporations, comparable casino hotels and the aggregate performance for all casinos on the Strip with Gaming revenues in excess of $72 million.

                Casino Department Expenses

                                        Expense a % of
Comparable                              Casino Revenues
----------                              ---------------

MGM Grand, Las Vegas                         45.0%
Mirage Resorts, Inc.                         51.0%
Circus Circus, FY 97                         46.1%
Strip  Casinos,  Gaming  Revenues > $72 M    38.2%*

* Promotional Allowances (14.6%) and bad debt (4.4) deducted from expense to obtain a "like kind" comparison.

Source: Annual Reports and Nevada Gaming Abstract

The casino company that operates with the highest level of complimentary expense, Mirage Resorts, also has the highest expense ratio in its casino department. Mirage Resorts is the most upscale operator in the sample, and targets a great deal of high stakes Baccarat play at their namesake property. In foregoing the revenues associated with high stakes Baccarat play, the operators of the subject property


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                                                                             107
                                                           HOTEL INCOME APPROACH

will also avoid the costs associated with attracting such play. These include private jet air transportation to Las Vegas, discounted markers, and lavish entertainment while in Las Vegas.

The developer has forecast an expense ratio of 45.3 percent of revenues, including bad debt expense, or 43.3 percent excluding bad debt expense. To facilitate comparisons to the results of publicly traded companies, we have shown bad debt expense as a separate line item. Also included within the developer's forecast is a budget of approximately $10.0 million dollars for the purchase of food and entertainment complimentaries from the tenant operations. We estimate that the subject property will have a casino expense ratio of approximately 45 percent.

Room Revenue and Expense

Room revenue is based on the number of occupied rooms multiplied by the average daily room rate for each respective year as presented in this report. As indicated in our previous analysis we estimated the average daily rate for the subject hotel for a stabilized year to be $171 with the hotel achieving a stabilized occupancy level of 95 percent. Due to the clustering of other new hotel openings, we forecast however that the subject property will achieve an occupancy of 93 percent in its first twelve months of operation, and that it will be necessary to discount room rates in the initial two years of operation until the market returns to equilibrium. The average room rate will be discounted by ten percent in year one and by five percent in year two.

Rooms expense consists of front desk and housekeeping salaries and wages, employee benefits, commissions, contract cleaning, in-room amenities, guest transportation, laundry and dry cleaning, linen, operating supplies, reservation costs, uniforms, and other items related to the rooms department. Presented in the following table is a summary of the rooms departmental expenses for reasonably comparable casino hotels and large, non-gaming convention oriented hotels.

                     Rooms Department Expenses

Comparable                              Cost Per       Cost As a %
                                     Occupied Room   of Rooms Sales
                                     -------------   --------------
MGM Grand, Las Vegas                    $27.00            27.2%
Mirage Resorts, Inc.                     30.00            29.2%
Strip  Casinos, Gaming Revenues > $72 M  29.00            36.4%
Convention Hotel  A                      31.00            29.6%
Convention Hotel  B                      35.00            26.7%
Convention Hotel  C                      27.00            18.4%
Convention Hotel  D                      31.00            23.6%
Convention Hotel  E                      34.00            21.9%

Source:  Annual reports and hotels surveyed.


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                                                                             108
                                                           HOTEL INCOME APPROACH

The rooms departments of the casino hotel operators appear to be very similar to the results being achieved by non-gaming convention hotels. Because of the component of relatively fixed costs, higher room rates generally translate into more profitable rooms departments. For example, while Comparable B has a $35 cost per occupied room, its expense ratio is 26.7 percent. Its average daily room rate then is approximately $131 ($35/26.7%). Comparable A, with a cost of $31 per occupied room, has an expense ratio of 29.2 percent. Its average daily room rate is lower, at approximately $105. The second most profitable rooms department, at Comparable Hotel E, has the highest average daily rate of approximately $155 and an expense ratio of only 21.9 percent. Comparable Hotel C is an anomaly; its reservations department expense is included in the Marketing department and so is understated relative to the other comparables.

For the subject, with its relatively high average daily rate, the primary areas of increased cost are in the areas of: increased travel agent's commissions due to the higher ADR and increased housekeeping labor costs associated with larger guest room size. These are not, however, significant components of the overall cost. To take into account these factors, we will increase the highest cost per occupied room by 15 percent. We estimate the rooms cost for the subject at $40.50 per occupied room, which on a stabilized year average daily rate of $171 equates to a 23.7 percent expense ratio. In the initial years, during which the hotel is expected to be required to discount its rates, the expense ratio will be higher. Also, in year one, we have factored in a slight inefficiency factor.

Food and Beverage Revenues and Expenses

Food and Beverage Revenues are based on revenue from the banquet, cocktail lounge and room service operations. Banquet room rental charges are also included. All restaurant outlets are assumed to be leased to third parties. These categories include sales to guests of the hotel and demand from outside sources for the food and beverage and banquet facilities. Since the majority of Las Vegas' casinos have little or no meeting space, comparisons to these properties are of limited use. The following chart outlines the banquet, cocktail lounge, and room service revenues for comparable but non-gaming convention hotels.


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                                                                             109
                                                           HOTEL INCOME APPROACH



                      Food and Beverage Revenue Indicators

                                       On a per occupied room basis
                                       ----------------------------
                     Banquets
                       per
                    SF meeting    Cocktail   Room                    Total Food
                      area        Lounges   Service    Restaurant   & Beverage
                      ----        -------   -------    ----------   ----------

MGM  Grand,Las Vegas    N/A         N/A      N/A          N/A        $42.00
Mirage Resorts,  Inc.   N/A         N/A      N/A          N/A        $75.00
Strip Hotels, Gamin     see       $18.00     see         $42.00      $60.00
Revenue -- $72 M    Restaurant            Restaurant
Convention Hotel  A   $122.00     $5.00     $6.00     $19.00      $54.00
Convention Hotel  B   $57.00      $6.00     $5.00     $55.00      $100.00
Convention Hotel  C   $149.00     $5.00     $4.00     $21.00      $73.00
Convention Hotel  D   $105.00     $9.00     $5.00     $12.00      $55.00
Convention Hotel  E   $110.00     $3.00     $5.00     $24.00      $88.00

Source:  Annual Reports, Nevada Gaming Abstract and Landauer Associates

Food and Beverage revenues at the casino hotels are, in general, lower than are typical in a large, convention hotel. This is likely to be a function of the lack of meeting space and the loss leader pricing of many of the casino hotel buffets or restaurants. Based on the central tendency of the Convention Hotels, we will forecast banquet revenues at $100 per square foot. With approximately 350,000 square feet of function and pre-function area, this equates to $38,771,000 in banquet sales annually, in 1997 dollars.

A second difference between the convention hotels and the casino hotels is in cocktail lounge (beverage) sales. At $18.00 per occupied room, the average beverage sales per occupied room for all Strip Casino Hotels with gaming revenues in excess of $72 Million was twice the amount sold at the Convention Hotel with the highest per occupied room beverage sales. We estimate that beverage sales at the subject will approximate $18.00 per occupied room. In a typical year at 95 percent occupancy, this equates to $18,949,000.

The annual reports do not provide specific information on the Room Service department. We have knowledge of results for specific casino hotels, but, due to confidentiality requirements, we are not permitted to disclose these. Because of the entertainment of VIP casino patrons, Room Service revenues at casino hotels are significantly greater than indicated by the Convention Hotel sample. (Complimentaries in this department are typically 40 to 50 percent of total revenues.) We have estimated room service revenues of $8.00 per occupied room. In a typical year at 95 percent


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                                                                             110
                                                           HOTEL INCOME APPROACH

occupancy, this equates to $8,422,000 in 1997 dollars.

For the stabilized year, we have estimated in-house food and beverage revenues at approximately $66,143,000 expressed in 1997 dollars, which equates to approximately $63 per occupied room.

The subject's restaurants are to be leased to third party operators. On the casino/ground floor level, the subject property is expected to have a 20,000 square foot "coffee" shop," a minimum of five fine dining restaurants in 52,000 square feet of space, and 15,000 square feet of food court space. At present, the developers are negotiating with famous name operators for these spaces: the Cheesecake Factory for the coffee shop space, and celebrity chefs such as Wolfgang Puck, Emeril LeGasse, and Joachim Spliehal of Pinot for the fine dining spaces. We have assumed that there is a mix of name and non name operators, such that leased restaurant sales equate to $27.00 per occupied room for a total food and beverage sales of $90.00 per occupied room. This is 20 percent greater than the chain wide sales per occupied room reported for Mirage Resorts Inc. but is lower than one of the convention hotels. The quantity of on-site meeting space and presence of some "name" operators should offset the effects of the additional competition posed by the Mall's restaurant tenants. Banquet sales account for 59 percent of the operated food and beverage revenues and 41 percent of the leased and operated outlets. Even for the most comparable casino hotels (with some meeting space), banquet revenues generally account for fewer than fifteen percent of total food and beverage revenues.

The MGM Grand leases a number of its restaurant outlets, hence its relatively low in-house food and beverage sales. Two of the Convention Hotels (C and D) are located next to or are connected to a large specialty retail mall with numerous restaurants and would face a similar level of outside competition as the subject property's hotel outlets. However, the convention hotels seldom receive high levels of outside patronage in their restaurant outlets, unlike the restaurants in casino hotels which are utilized by the non-guest patrons of the casino.


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                                                                             111
                                                           HOTEL INCOME APPROACH


Food and beverage expenses were calculated on the historical operating results of comparable casino hotel food and beverage facilities.

                     Food and Beverage Departmental Expenses

Comparable                            Departmental     Banquets as a
                                      Expense Ratio    % of F&B Sales
MGM Grand, Las Vegas                      58.2%           N/A
Mirage Resorts, Inc.                      63.5%           N/A

Strip Casinos, Gaming Revenues > $72 M    63.2%           N/A
Convention Hotel  A                       75.2%          43.0%
Convention Hotel  B                       78.0%          25.0%
Convention Hotel  C                       73.8%          56.0%
Convention Hotel  D                       66.9%          52.0%
Convention Hotel  E                       65.7%          61.0%

Source:  Annual reports and hotels surveyed.

The casino hotels have "low" expense ratios relative to the convention hotels because of their high component of beverage sales. Banquet sales, in which the staffing, quantity of and menu items to be served are all known well in advance, are also relatively profitable. The subject property will generate 59 percent of its outlet sales in banquets, and 29 percent in beverage. Its expense ratio should be at the low end of the ranges presented. For a stabilized year of operation, this expense is expected to equate to 63.0 percent of food and beverage revenue for the subject property.

Leased Restaurants

The percentage rent will be applied to the revenue estimate of $27.00 per occupied room or $28,424,000 for the leased outlets. We estimate that the percentage rent charged will be 8.0 percent of gross sales. We estimate the rental income for the subject to be $2,274,000 for a stabilized year of operation. This equals to $26.10 per square foot of rentable area in 1997 dollars. Recoveries at $14.00 per square foot increase the rental income by $1,220,000 (87,158 S.F. x $14.00) to a total of $3,494,000. However, such pass-throughs are not typically sufficient to cover all shared costs of occupancy, estimated at $16.00 per square foot.


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                                                           HOTEL INCOME APPROACH

Billboard Live!

The space to be occupied by the show room tenant, Billboard Live!, is located across four floors of the core commercial building. Of the 50,000 square feet of space, we understand that 24,230 square feet is to be demised as part of the casino hotel, thus the tenant will be paying rent to two entities. The total annual rent of $1,260,000 equates to a per square foot rent of $25.20. The hotel's share of the rent is $610,600. This rental rate is fixed for the duration of the seven year lease. CAM charges of $14.00, or $339,000, are fixed for seven years also; in year eight, they will be adjusted for inflation.

As with the restaurant CAM cost recoveries, the CAM charges are not likely to completely recoup the common area charges. Expenses of $10.00 per square foot has been factored in, that is projected to grow at the same rate as inflation.


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                                                           HOTEL INCOME APPROACH

Gift Shop, Logo Store

The subject property will operate two small retail outlets, one to sell items with the Venetian logo as is the custom in Las Vegas, and the other to sell toiletries, sundry items and other souvenirs. Specific data on operated retail outlets was available only for Mirage Resorts and one convention hotel. For the other casino hotels and convention hotels, it is typically aggregated with other minor operated departments. For Mirage Resorts, in-house retail sales were $22.22 per occupied room. The one convention hotel for which separate income data was available was affiliated with a Disney theme park. Operated retail sales for this hotel were approximately $60 per occupied room in 1995. Recognizing that the subject property will not cater to adults that are traveling with children, and that the Grand Canal Shops will compete for souvenir shopping dollars, we estimate that the subject's operated retail operations will generate sales of approximately $10.00 per occupied room, or $10,502,000 in revenue. Expenses for the Disney-affiliated operation are approximately 61 percent and 65 percent for Mirage Resorts. We estimate that the departmental expense for the subject's operated retail will be 62 percent.

Telephone and Other Revenue and Expense

Telephone revenue is derived from the use of telephones within guest rooms, faxing charges, and other telecommunications services. Data for the casino hotels was aggregated with other minor operated departments; separate departmental results are not published. Confidential information on the results for specific casino hotels indicates that for the better quality hotels on the Strip, telephone revenues averaged between $6.00 and $7.00 in 1996. The subject is planned to have dual phone lines to each guest room and in-room Fax machines. However, convention hotel results suggest that most business is being conducted face to face at conventions.

The stabilized year telephone revenue for the subject property was estimated to be $6.00 per occupied room.

            Telephone Departmental Revenues and Expenses

                                       Revenues per     Expense as a %
Comparable                            Occupied Room   of Telephone Sales
----------                            -------------   ------------------

MGM Grand, Las Vegas                       N/A             N/A
Mirage Resorts, Inc.                       N/A             N/A
Strip  Casinos,  Gaming  Revenues > &72 M  N/A             N/A
Convention Hotel  A                       $4.30             47%
Convention Hotel  B                       $4.70             55%
Convention Hotel  C                       $7.50             46%
Convention Hotel  D                       $4.55             74%
Convention Hotel  E                       $4.30             60%

Source:  Annual reports and hotels surveyed.

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                                                                             114
                                                           HOTEL INCOME APPROACH

Telephone expense includes the cost of calls, operation of the telephone switchboard and any telephone service charges. The convention hotels had telephone expenses ranging from 46 to 74 percent of telephone revenues. For a stabilized year of operation, we have estimated telephone expenses to be 55 percent for the subject property.

Undistributed Operating Expenses

Undistributed operating expenses are those expenses associated with the general operation of a hotel. These expenses include administrative and general, marketing, management fees, energy, and property operations and maintenance. These expenses are relatively unaffected by fluctuations in occupancies and room rates. Due to the highly fixed nature of these expenses, they are examined both as percentages of net sales and as dollar amounts per available room.

Administrative Expenses

In a typical (non-gaming) hotel, expenses in this category include salaries and wages associated with the operation of the administrative function of the property, cash overages and shortages, credit card commissions, accounting functions, data processing, executive office expenses, general insurance, professional fees, travel and supplies. For gaming properties, the reporting convention is to aggregate these administrative and general expenses with marketing, utility, repairs and maintenance, and property tax expenses. We will convert the non-gaming hotel results to the gaming industry's accounting convention.

                      Administration Revenues and Expenses

                                                  Expense per     Expense as a %
           Comparable                            Available Room  of Net Revenues
           ----------                            --------------  ---------------

           MGM Grand, Las Vegas                     $18,817            12.2%
           Mirage Resorts, Inc.                     $19,385            11.9%
           Strip  Casinos, Gaming Revenues > $72 M  $22,687            18.4%
           Convention Hotel  A                      $10,350            23.9%
           Convention Hotel  B                      $23,100            26.0%
           Convention Hotel  C                      $12,550            20.7.%
           Convention Hotel  D                      $11,550            18.9%
           Convention Hotel  E                      $13,650            18.7%

           Source:  Annual reports and hotels surveyed.

                                       1
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                                                                             115
                                                           HOTEL INCOME APPROACH


On a per room basis, Undistributed Expenses as indicated by the convention hotel comparables bracketed the range of the casino hotels. However when expressed as a percent of total sales, the casino hotels were more efficient, with Undistributed Expenses consuming a maximum of 17.3 percent of total sales. On a per room basis, the results for the MGM Grand and Mirage Resorts, Inc. demonstrate the advantages of size. The average casino hotel with gaming revenues of $72 million had an average size of 2,385 rooms. The MGM Grand has approximately 4,970 rooms in their rentable inventory (some have been taken out-of-order for offices and storage), and, excluding their 300-room property in Laughlin, the average Mirage property has 2,703 rooms.

With 3,036 rooms, the subject's Administrative and General Expense should fall in the low end of the casino hotel range, particularly since the accounting and human resources expenses associated with restaurant outlet personnel will be the responsibility of the restaurant tenants. We estimate that in a typical year, the subject's administrative expenses will approximate $19,000 per available room, which equates to 11.7 percent of net revenues.


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                                                                             116
                                                           HOTEL INCOME APPROACH

Provision for Doubtful Accounts

The annual reports for the publicly traded gaming companies generally separate bad debt or provisions for doubtful accounts from the casino department. For the Mirage Resorts, Inc., this expense was 1.1 percent of net revenues. For the MGM Grand, this expense was aggregated with "discounts" and was reported at 5.0 percent of net revenues. The Nevada Gaming abstract indicates that bad debt expense averaged 2.6 percent for the 19 casino hotels with gaming revenues in excess of $72 million. We estimate a stabilized year bad debt expense of 2.0 percent of net revenues for the subject property.

Corporate Expenses (Management Fees)

The annual reports of the publicly traded gaming companies report corporate oversight expense which we equate to a management fee for these highly specialized properties. The corporate expense charged back to the MGM Grand of $10,313,000 equated to 1.3 percent of net sales. For the Mirage Resorts, corporate expenses of $31,580,000 equated to 2.3 percent of total sales. No comparable data is available from the Nevada Gaming abstract, it is assumed to be buried in the Administrative line item, which may further explain the higher expense ratio of the sample of 19 Strip hotels. We have estimated corporate expenses at 1.5 percent of net revenues.

Reserve for Replacement

Reserves for replacement are not typically listed on an owner's income statement in a casino hotel venture. EBIDTA does not include any reserves for the replacement of short lived items. This is the custom in the local market. Returns to the investor are relatively high to take capital expenditures into account, which are funded from cash flow on an as-needed basis.

The cost of replacing short-lived items is included in the investment parameters. We have not included a reserve for replacement in our statements.

Estimated Stabilized Year Operating Results

Presented on the following page is our estimate of the subject hotel's stabilized year operating results based on the aforementioned analysis.

LANDAUER                                                                     117
REAL ESTATE COUNSELORS                                     HOTEL INCOME APPROACH


                                               Stabilized Year Estimate

                                              1997 Dollars      % Total   Margin
Revenue
   Casino                                     $270,460,000        55.0%
   Hotel                                       180,017,000        36.6%
   Food & Beverage                              66,143,000        13.4%
   Leased Restaurants                            3,494,000         0.5%
   Billboard, Live!                                950,000         0.2%
   Gift Shop, Logo Store                        10,502,000         2.1%
   Telephone, Other                              6,316,000         1.3%
   Gross Revenues                             $537,882,000       109.3%
                                              ------------
   Less Promotional Allowances                  45,908,000         9.3%
                                              ------------
     Net Revenues                             $491,974,000       100.0%

Departmental Expenses
   Casino                                     $121,710,000        24.7%    45%
   Hotel                                        42,636,000         8.7%    24%
   Food & Beverage                              41,670,090         8.5%    63%
   Leased Restaurants                            1,395,000         0.3%    61%
   Billboard, Live!                                388,000         0.1%    41%
   Gift Shop, Logo Store                         6,511,000         1.3%    62%
   Telephone                                     3,474,000         0.7%    55%
                                              ------------
     Total Departmental Expenses              $217,784,090        44.3%
                                              ------------

Departmental Profit                           $274,189,910        55.7%
                                              ------------

Other Expenses
   Administration                               57,684,000        11.7%
   Provision for Doubtful Accounts               9,839,000         2.0%
   Corporate Expense                             7,380,000         1.5%
                                              ------------
                                              $ 74,903,000        15.2%
Earnings before Interest, Income taxes,
   Depreciation and Amortization               199,286,910        40.5%


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                                                                             118
                                                           HOTEL INCOME APPROACH

                Statements of Estimated Annual Operating Results

                                            FY 99/01   FY 00/01   FY 01/02   FY 02/O3   FY 03/04   FY 04/05    FY05/06   FY 06/07
Revenue
  Casino                                    $301,026   $302,488   $313,075   $324.032   $335,373   $347,112   $&59,260   $371,835
  Hotel                                      172,105    190,545    208,441    215,675    223,223    231,036    239,122    247,491
  Banquets, Bar and Room Service              67,900     73,976     76,565     79,245     82,018     84,889     87,860     90,935
  Leased Restaurants                           3,776      3,908      4,045      4,186      4,333      4,484      4,641      4,804
  Billboard, Level                               950        950        950        950        950        950        950      1,077
  Gift Shop, Logo Store                       11,348     11,746     12,157     12,582     13,023     13,478     13,950     14,438
  Telephone, Other                             6,825      7,064      7,311      7,567      7,832      8,106      8,390      8,683
                                            --------   --------   --------   --------   --------   --------   --------   --------
  Gross Revenues                            $563,931   $590,675   $622,543   $644,237   $666,752   $690,055   $714,173   $739,263
  Less Promotional Allowances                 52,089     51,344     53,141     55,001     56,926     58,919     60,981     63,115
                                            --------   --------   --------   --------   --------   --------   --------   --------
    Net Revenues                            $511,842   $539,331   $569,402    589,235   $609,825   $631,136   $653,192   $676,148

Departmental Expenses
  Casino                                    $134,150   $136,123   $140,887   $145,818   $150,922   $156,204   $161.671   $167,330
  Hotel                                       48,376     47,685     49,354     51,081     52,869     54,720     56,635     58,617
  Banquets, Bar and Room Service              47,280     46,605     48,236     49,924     51,671     53,480     55,352     57,289
  Leased Restaurants                           1,507      1,560      1,615      1,671      1,730      1,790      1,853      1,918
  Billboard, Level                               419        434        449        465        481        498        515        533
  Gift Shop, Logo Store                        7,036      7,282      7,537      7,801      8,074      8,356      8,649      8,951
  Telephone                                    3,754      3,885      4,021      4,162      4,308      4,459      4,615      4,776
                                            --------   --------   --------   --------   --------   --------   --------   --------
     Total Departmental Expenses            $242,523   $243,574   $252,099   $260,922   $270,055   $279,507   $289,289   $299,415

Departmental Profit                         $269,320   $295,757   $317,303   $328,313   $339,T71   $351,629   $363,903   $376,733

Other Expenses
  Administration                              68,567     64,515     66,773     69,110     71,529     74,032     76,623     79,305
  Provision for Doubtful Accounts             10,632     11,004     11,389     11,788     12,200     12,627     13,069     13,527
  Corporate Expense                            8,374      8,254      8,543      8,842      9,151       9472      9,803     10,146
                                            --------   --------   --------   --------   --------   --------   --------   --------
     Total Other Expenses                   $ 87,572   $ 83,773   $ 86,705   $ 89,740   $ 92,881   $ 96,131   $ 99,496   $102,978
Earnings before Interest, Income taxes,
Depreciation and Amortization               $181,748   $211,984   $230,598   $238,573   $246,890   $255,498   $264,407   $273,755

                                            FY 07/08   FY 08/09   FY 09/10
Revenue
  Casino                                     $384,U9   $398,318   $412,260
  Hotel                                      256,154    265,119    274,398
  Banquets, Bar and Room Service              94,118     97,412    100,821
  Leased Restaurants                           4,972      5,146      5,326
  Billboard, Level                             1,077      1,077      1,077
  Gift Shop, Logo Store                       14,944     15,467     16,008
  Telephone, Other                             8,987      9,302      9,627
                                            --------   --------   --------
  Gross Revenues                            $765,100   $791,841   $819,517
  Less Promotional Allowances                 65,324     67,611     69,977
                                            --------   --------   --------
    Net Revenues                            $699,775   $724,230   $749,540

Departmental Expenses
  Casino                                    $173,186   $179.248   $1 a5,521
  Hotel                                       60,669     62,792     64,990
  Banquets, Bar and Room Service              59,294     61,369     63,517
  Leased Restaurants                           1,985      2,054      2,126
  Billboard, Level                               552        571        591
  Gift Shop, Logo Store                        9,265      9,589      9,925
  Telephone                                    4,943      5,116      5,295
                                            --------   --------   --------
     Total Departmental Expenses            $309,894   $320,740   $331,966

Departmental Profit                         $389,881   $403,490   $417,574

Other Expenses
  Administration                              82,081     84,954     87,927
  Provision for Doubtful Accounts             14,000     14,490     14,997
  Corporate Expense                           10,501     10.869     11,249
                                            --------   --------   --------
     Total Other Expenses                   $106,583   $110,313   $114,174
Earnings before Interest, Income taxes,
Depreciation and Amortization               $283,299   $293,177   $303,400



                                                                             119
                                                           HOTEL INCOME APPROACH

Statements of Estimated Annual Operating Results

                                            FY 99/01  FY 00/01    FY 01/02   FY 02/03  FY 03/04    FY 04/05  FY  05/06  FY 06/07
Revenues as a Percent of Total
   Casino                                     58.8%     56.1%       55.0%      55.0%     55.0%       55.0%      55.0%     55.0%
   Hotel                                      33.6%     35.3%       36.6%      36.6%     36.6%       36.6%      36.6%     36.6%
   Banquets, Bar and Room Service             13.3%     13.7%       13.4%      13.4%     13.4%       13.5%      13.5%     13.4%
   Leased Restaurants                          0.7%      0.7%        0.7%       0.7%      0.7%        0.7%       0.7%      0.7%
   Billboard, Live!                            0.2%      0.2%        0.2%       0.2%      0.2%        0.2%       0.1%      0.2%
   Gift Shop, Logo Store                       2.2%      2.2%        2.1%       2.1%      2.1%        2.1%       2.1%      2.1%
   Telephone, Other                            1.3%      1.3%        1.3%       1.3%      1.3%        1.3%       1.3%      1.3%
   Gross Revenues                            110.2%    109.5%      109.3%     109.3%    109.3%      109.3%     109.3%    109.3%
   Less Promotional Allowances                10.2%      9.5%        9.3%       9.3%      9.3%        9.3%       9.3%      9.3%
     Net Revenues                            100.0%    100.0%      100.0%     100.0%    100.0%      100.0%     100.0%    100.0%

Departmental Expense Ratios
   Casino                                     44.6%     45.0%       45.0%      45.0%     45.0%       45.0%      45.0%     45.0%
   Hotel                                      28.1%     25.0%       23.7%       231%     23.7%       23.7%      23.7%     23.7%
   Banquets, Bar and Room Service             69.6%     63.0%       63.0%      63.0%     63.0%       63.0%      63.0%     63.0%
   Leased Restaurants                         39.9%     39.9%       39.9%      39.9%     39.9%       39.9%      39.9%     39.9%
   Billboard, Live!                           44.1%     45.7%       47.3%      48.9%     50.6%       52.4%      54.3%     49.5%
   Gift Shop, Logo Store                      62.0%     62.0%       62.0%      62.0%     62.0%       62.0%      62.0%     62.0%
   Telephone                                  55.0%     55.0%       55.0%      55.0%     55.0%       55.0%      55.0%     55.0%
     Total Departmental Expenses              43.0%     41.2%       40.5%      40.5%     40.5%       40.5%      40.5%     40.5%

Departmental Profit                           52.6%     54.8%       55.7%      55.7%     55.7%       55.7%      55.7%     55.7%

Other Expenses as a Percent of Gross Sales
   Administration                             13.4%     12.0%       11.7%      11.7%     11.7%       11.7%      11.7%     11.7%
   Provision for Doubtful Accounts             2.1%      2.0%        2.0%       2.0%      2.0%        2.0%       2.0%      2.0%
   Corporate Expense                           1.6%      1.5%        1.5%       1.5%      1.5%        1.5%       1.5%      1.5%
     Total Other Expenses                     17.1%     15.5%       15.2%      15.2%     15.2%       15.2%      15.2%     15.2%

Earnings before Interest, Income taxes,
   Depreciation and Amortization              35.5%     39.3%       40.5%      40.5%     40.5%       40.5%      40.5%     40.5%

                                            FY 07/08  FY 08/09   FY 09/10
Revenues as a Percent of Total
   Casino                                     55.0%     55.0%      55.0%
   Hotel                                      36.6%     36.6%      36.6%
   Banquets, Bar and Room Service             13.4%     13.5%      13.5%
   Leased Restaurants                          0.7%       03%       0.7%
   Billboard, Live!                            0.2%      0.1%       0.1%
   Gift Shop, Logo Store                       2.1%      2.1%       2.1%
   Telephone, Other                            1.3%      1.3%       1.3%
   Gross Revenues                            109.3%    109.3%     109.3%
   Less Promotional Allowances                 9.3%      9.3%       9.3%
     Net Revenues                            100.0%    100.0%     100.0%

Departmental Expense Ratios
   Casino                                     45.0%     45.0%      45.0%
   Hotel                                      23.7%     23.7%      23.7%
   Banquets, Bar and Room Service             63.0%     63.0%      63.0%
   Leased Restaurants                         39.9%     39.9%      39.9%
   Billboard, Live!                           51.3%     53.1%      54.9%
   Gift Shop, Logo Store                      62.0%     62.0%      62.0%
   Telephone                                  55.0%     55.0%      55.0%
     Total Departmental Expenses              40.5%     40.5%      40.5%
Departmental Profit                           55.7%     55.7%      55.7%

Other Expenses as a Percent of Gross Sales
   Administration                              11.7%    11.7%       11.7%
   Provision for Doubtful Accounts             2.0%      2.0%        2.0%
   Corporate Expense                           1.5%      1.5%        1.5%
     Total Other Expenses                      15.2%    15.2%       15.2%
Earnings before Interest, Income taxes,
   Depreciation and Amortization               40.5%    40.5%       40.5%


                                                                             120
                                                           HOTEL INCOME APPROACH

In a stabilized year, we are forecasting that the subject property will generate an EBITDA ratio of approximately 40.6 percent. On a per room basis, in 1997 dollars, we are forecasting an EBITDA for the casino hotel component of approximately $65,789 per room. Due to the leasing of many of its restaurant outlets, New York-New York has an EBITDA ratio of approximately 52 percent. On a per room basis, its annualized 1997 EBITDA would be $70,760. The blended results between the Mirage and Treasure Island produce an EBITDA ratio of 32.1 percent, and a per room indicator of $59,620. If the Mirage is considered alone, its EBITDA margin is 32.9 percent and its EBITDA equates to $77,924 per room. In 1996 and while its casino lobby and attraction were under construction, the MGM Grand has an EBITDA ratio of 33 percent and an EBITDA indicator of $50,820 per room.

We have forecast an EBITDA for the subject that, on a per room basis, is below that of the Mirage and New York-New York, but above that of the MGM Grand and Treasure Island. Because of the leased restaurant operation, the ratio of EBITDA appears "high".

ESTIMATED ANNUAL OPERATING RESULTS FOR THE HOLDING PERIOD

The previous analysis provided for the income and expenses incurred in the operation of the subject in the representative year. In the following analysis, we provide estimated income and expenses for the subject during each year of the holding period anticipated for a typical investor. Our estimate of the performance for the subject in the representative year is used as a basis for our analysis, considering the effect of inflation, business development, and varying occupancy.

Holding Period

For our analysis we have used a holding period of ten years, representing the period from April 1, 1999 to March 31, 2009. In today's investment climate, this holding period is considered appropriate by most investors.

Inflation

To portray price level changes during the holding period, we have assumed an inflation rate of 3.5 percent from 1997 onward. This rate reflects the consensus of the opinion of several well-recognized economists for the current long-term outlook for the future movement of prices and is consistent with the inflation rates over the past ten years.

It should be noted that inflation is caused by many factors and that unanticipated events and circumstances can affect the forecasted rate. Therefore, the estimated operating results computed over the projection period can vary from the actual operating results, and the variations may be material.

                                                                             121
                                                           HOTEL INCOME APPROACH

Our assumption of an annual inflation factor is intended only to portray an expected long-term trend in price movements over the projection period rather than at one point in time.

Estimating an Appropriate Capitalization Rate

There have been no sales of single new mega casino resorts. Current rules of thumb prescribe that gaming properties should transact at multipliers of 5.0 to
7.0 times the Earnings Before Income Taxes, Depreciation and Amortization (EBITDA) which equates to a capitalization rate range of 14.3 percent (1 / 7) to 20 percent (1 / 5).

To determine an appropriate capitalization rate that is specific to a new mega resort on the best section of the Strip, we will use the band of investment technique. This technique is based upon assumptions of debt to equity ratios, interest rates, and rates of return to the owner. To determine an appropriate debt to equity ratio, we talked to a lending officer with Bank of America's Gaming department. The interest rates charged are a function of debt to equity ratios and are influenced by the size and number of other casino hotel projects a borrower may have. Larger gaming companies with representation in numerous markets are perceived to have less risk than one casino company. However, a very good core Strip location would be deemed to also reduce risk.

Prior to its opening, the New York-New York loan was arranged at an approximately 50 percent loan to value basis with a floating interest rate that is 175 basis points over LIBOR.

The MGM Grand was able to retire its construction financing at a floating rate that is approximately 250 basis point over LIBOR. The loan to value was typical, which we infer from other comments made to be approximately 55 to 60 percent.

The Rio, which is not on the strip and is a single property enterprise, is currently paying an interest rate that is 300 basis points over LIBOR. This is attributable to its highly leveraged position during the expansion. Prior to its taking on more debt for the expansion, the Rio's interest rate was only 200 basis points over LIBOR.

As of the date of value, LIBOR was approximately 6.1 percent on a one-year note. Thus, the interest rates discussed ranged from a low of 7.85 percent for New York New York, to a high of 9.1 for The Rio. It is interesting to note that these rates, which are floating, are lower than the fixed rates for full-service hotels. The most recent issue of the Landauer Hotel Investment Outlook indicates that the average interest rate for a full-service hotel loan is approximately
8.79 percent, based on an average loan to value ratio of 64 percent. We attribute the relatively low casino hotel interest rates to the increasing diversification of the stream of income and the perceived strength of the Las Vegas market. Bank of America sponsored a conference for Gaming lenders in late February of 1997. A March 3, 1997 Las Vegas Business Press cover story reported that a representative of PNC Bank "was

                                                                             122
                                                           HOTEL INCOME APPROACH

comforted by the diversification of the Las Vegas casino revenue away from straight gaming...`Many of the casinos have shown increased cash flow despite the decline in gaming win. They have more room, food and entertainment revenue--it is a better balanced source of cash flow' ".

We will assume that the a casino resort property receives a loan to value ratio of 60 percent. To take into account that today's rates may be relatively low from a historical standpoint, we will assume that an appropriate interest rate for a generic stand alone mega resort with a core Strip location would be 9.0 percent. Given that this rate is currently being paid by the Rio, with its off-strip location and relatively highly leveraged situation, this appears to be a conservative assumption. We will assume a 20 year amortization schedule and monthly payments, which yields a debt constant of .10797. For the subject property, with its as yet unproven room rate assumption, we will increase the interest rate to 9.5 percent. The debt constant for the Venetian Resort is assumed to be .11186.

On the equity side, we will assume that the owner of a typical mega casino resort would expect a 26 percent return on his equity. For the Venetian, we will assume that the as yet unproven room rate will increase the return expectations of the owner. We will increase the equity return rate to 28 percent. This compares to an average leveraged yield rate of 21.4 percent for generic full-service hotels at this time.

These assumptions yield capitalization rates of 17.0 and 18.0 percent, as indicated in the following calculation:

                        Generic Mega Resort           Venetian Resort
                        -------------------           ---------------

Debt:    60%      x   .10797   =   .06478       .11186         .06712
Equity:  40%      x   .26      =   .10400       .28            .11200
Total    100%     x                .16878                      .17912
Rounded                            .17                         .18


For our land residual analysis that is based on a more generic product, we would employ a 17.0 percent stabilized year capitalization rate. For The Venetian, with a projected ADR that has national precedent but not local precedent, a capitalization rate of 18.0 percent will be used.

                                                                             123
                                                           HOTEL INCOME APPROACH

Value of the Reversion

To estimate the value of the subject using a discounted cash flow analysis, it is assumed that the property will be sold at the end of the holding period. The value of the property at that time is obtained through capitalization of the net operating income of the property in the 11th year.

Terminal Capitalization Rate

It is our opinion that, if already stabilized, an overall capitalization rate of
18.0 percent would be warranted for the Venetian. This rate would be adjusted to
20.0 percent for the terminal rate upon reversion, 200 basis points higher than the current overall rate. The higher terminal rate reflects the increased age of the improvements at the end of the holding period coupled with the market's preference for new or significantly renovated products.

Net Proceeds Upon Sale (Reversion)

The following analysis provides for the net proceeds upon sale of the subject in the eleventh year. The estimated net operating income for the eleventh year is $303,400,000. Next, to convert this income stream into a reversion valuation, the reversionary capitalization rate of 21.0 percent must be applied. Lastly, to obtain the net proceeds upon sale of the property, we have deducted a sales commission of 2.0 percent associated with brokerage fees and miscellaneous closing costs. Our calculation of the proceeds upon sale is as follows:

                      Calculation of Reversionary Value

Adjusted net operating income (in 000's)            $303,400
Divided by:  Reversionary Capitalization rate          20.0%
                                                  ----------
Reversionary value                                $1,517,000

 Less:  Sales commissions @ 2.0%                     $30,340
                                                  ----------
Net proceeds upon sale                            $1,486,660
Rounded, in 000's                                 $1,487,000

                                                                             124
                                                           HOTEL INCOME APPROACH

Discount Rate

The discount rate reflects the overall rate of return expected by the investor, weighing the relative risking of the investment in relation to other investment vehicles and the perceived risk of each component in the operation of the facility. In order to estimate an appropriate discount rate for the subject, we have reviewed several investor surveys that report both capitalization and discount rates for more typical hotel investments. The results are presented in the following table.

            Capitalization and Discount Rate Results

                                                         Average
                                     Average Overall     Discount
                                   Capitalization Rate     Rate   Spread
                                   -------------------     ----   ------

  Landauer - Hotel Investor Outlook        9.5%            13.5%    4.0%
  1997

  CB Commercial                            0.0             12.7     2.7
  First Quarter 1997 National Survey

  Korpacz Real Estate Investor Survey     10.61            13.35    2.74
  First Quarter 1997
  Full Service Hotel Market

  PKF Consulting                          11.1%            14.1%    3.0%
  Hospitality Investment Survey
  2nd Quarter 1997, All property types

  Average                                 10.3%            13.4%    3.1%

Source:  Publications referenced

The average discount rate for the non-gaming hotels based on these surveys was between 12.7 and 14.1 percent, with the "spread" between going in overall capitalization rates and the discount rates ranging from 2.7 to 4.0 percent.

Because of the relatively higher range of discount rates appropriate for gaming properties, we are of the opinion that a 22 percent discount rate is appropriate to value the subject property, 4.0 percentage points higher than the overall capitalization rate used herein and slightly above the assumed rate of inflation.

                                                                             125
                                                           HOTEL INCOME APPROACH

Valuation Calculation - Discounted Cash Flow

To estimate the value of the subject considering the current operations of the hotel and the projected performance of the facility through the holding period, we have used a discounted cash flow analysis. Presented in the following table is our cash flow estimated for the subject for the ten year holding period, along with the value of the reversion deriving a final value estimate.

               Discounted Cash Flow Analysis

     Fiscal       Income Before     Present       Present
      Year      Other Deductions  Value Factor  Value Amount
      ----      ----------------  ------------  ------------
      2000       $181,748,000       0.8197   $  148,974
      2001       211,984,000        0.6719      142,424
      2002       230,598,000        0.5507      126,992
      2003       238,573,000        0.4514      107,692
      2004       246,890,000        0.3700       91,349
      2005       255,498,000        0.3033       77,487
      2006       264,407,000        0.2486       66,729
      2007       273,755,000        0.2038       55,781
      2008       283,299,000        0.1670       47,316
      2009       293,177,000        0.1369       40,136
                                             ----------
Stabilized                                   $  903,878
Reversion         $1,487,000        0.1369   $  203,569
                                             ----------
Net Present Value                            $1,107,448
Value, rounded                               $1,100,000
Note:  Figures may not foot due to rounding.

Source:  Landauer Associates, Inc.

The value estimated for the Casino hotel in our income approach is approximately $1,100,000,000 or $362,300 per key.

                                                                             126
                                                           HOTEL INCOME APPROACH

RECONCILIATION

The estimated "as completed" derived in our income approach of $1,100,000 is within 3.0 percent of the value estimated via the Cost Approach.

Thus, based on the income generated from the casino hotel operations and its value upon sale, the "as is" market value of the fee simple interest in the Venetian hotel through the Income Capitalization Approach as of the date of completion is:

                     ONE BILLION ONE HUNDRED MILLION DOLLARS
                                 $1,100,000,000

The "as stabilized" market value of the fee simple interest in the subject may be estimated by commencing the holding period on April 1, 2001, the year in which the discounting of the average daily rate is forecast to cease. This "as stabilized" discounted cash flow analysis is contained in the Addenda to this document. We estimate that as of April 1, 2001, the stabilized value of the casino hotel improvements will be:

                    ONE BILLION THREE HUNDRED MILLION DOLLARS
                                 $1,300,000,000

ESTIMATION OF PERSONALTY (FURNITURE, FIXTURES AND EQUIPMENT)

We estimate the value of the furniture, fixtures and equipment (FF&E) of the subject property based on the cost estimates provided by Bovis. The cost of the owned personal property was estimated by them as $105,670,000 and is exclusive of any entrepreneurial profit.

                                                                             127
                                                          RETAIL MARKET ANALYSIS

                            RETAIL MARKET ANALYSIS

Introduction

Typically, in the valuation of a retail center the goal of a retail market analysis is to evaluate trade area demand for goods and services, the buying power the center may attract and the impact of competition. Specifically, the retail sales potential the center is likely to generate is forecast utilizing the findings from the market analysis. In this instance, however, it is not possible to estimate meaningful retail sales volumes and performance characteristics for the subject, since its merchant/leasing strategy, tenant mix and actual leasing square footage has not been finalized at this point in the development process. However, in light of the evidence uncovered during our research, the subject's overall performance will be predominantly driven by the Las Vegas visitor market and minimally by the resident market. Therefore, our assessment of retail market conditions focuses primarily on the visitor market in terms of developing relevant demand generators applicable to the subject.

Demographic Summary

Key demographic and economic data relevant to the retail market, discussed in detail in previous sections of this report, is recapitulated in the highlights which follow:

o Since 1980, the Las Vegas MSA's population has experienced a compound annual growth rate of 4.9 percent per year. By the Year 2000, the MSA's population is estimated to reach 1,352,000 persons.

o Population growth will remain strong due to the on-going economic expansion of most employment sectors in the MSA, including the hotel/gaming/recreation industry, business and personal services, trade, state and local government, transportation, communications and utilities.

o The labor force has grown, on average, 11.5 percent annually over the last four years while the number of people employed has grown better than 12.0 percent per year.

o Nevada has been ranked first as the fastest growing economy in the west by the DRI/McGraw Hill Regional Forecast Summary each of the last three years; it is expected to remain first through 2001.

o During 1996, 29.7 million people visited Las Vegas and spent $22.5 billion in the area, including gaming revenues.

                                                                             128
                                                          RETAIL MARKET ANALYSIS

o The visitor industry is likely to maintain its prime role as the generator of new jobs which is evident by the fact that, as of 1997's first quarter, nine of the top ten Las Vegas employers are casino hotel operators.

o Though tourism in Las Vegas is driven mainly by gaming, it has also emerged as a mainstream family destination, fueled by the "must see" mega-resorts and attractions erected over the last ten years.

o The diversification of its market away from serious gamblers to "Middle America" continues to attract first-time visitors, and the potential growth from the international visitor market, currently small relative to the total visitor market at present, is immense.

o The Las Vegas lodging market is highly successful as contrasted to hotel occupancies on a national basis (e.g., 90.4% vs. 65.2% in 1996).

o Although rooms inventory, currently at 101,106 rooms in January 1997, grew at a compound annual rate of 6.0 percent over the last ten years, occupancy rates improved during the same time frame, indicating demand for lodging in the Las Vegas market has outpaced supply.

o Overall, the new mega-resort casino hotels, through their themed attractions and marketing efforts, have significantly broadened the potential Las Vegas visitor market.

o Ranked by either number of square feet of exhibit space rented or by the number of shows, Las Vegas is the most popular tradeshow destination in the U.S. In 1996, 36 of the nation's 200 largest tradeshows, representing an 18 percent market share, were held in Las Vegas.

o Tradeshow managers and exhibitors selecting convention city destinations seek facilities having sophisticated tie-ins with shopping, restaurants and entertainment. Las Vegas' transition from a single purpose (gaming) destination to an entertainment superstore is undoubtedly a prime factor behind its continuing popularity and market dominance.

General Observations - Las Vegas Visitor Market

In addition to becoming the nation's largest visitor market, Las Vegas has also evolved over the years from an adults only destination into a much more diversified family destination. Gaming, the euphemism for gambling, while still the economic lifeblood of the visitor market, has become one of many entertainment options available to visitors. Along with becoming the fastest growing major metropolitan area in the nation, Las Vegas witnessed the introduction of mega-resort properties such as the Mirage, Excalibur, Luxor, Treasure Island and the MGM Grand during the 1987 to 1993 period, which represented the evolution of traditional hotel casinos into self-contained resort destinations featuring high levels of amenities for the entire family housed in 2,000 to 4,000 room


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                                                                             129
                                                          RETAIL MARKET ANALYSIS

hotels with large casinos, retail shops, family activity centers and an array of food and beverage offerings.

The latest wave of casino hotel development, such as New York, New York and the recently completed Monte Carlo, along with Bellagio (under construction) and the announced plans for the Venetian/Lido and Paris, continues to feature the heavily-themed mega-resort trend which offers high value entertainment and a wide range of amenities, and seeks to capture market share by upstaging its competitors. Retailing has become a highly regarded recent addition to the list of offerings casino hotels employ to generate visitor traffic, though gaming will likely remain the prime purpose of a Las Vegas visit. However, the current trend of placing significant reliance upon scale (property size) and fantasy (theme/decor) to differentiate among products (casino hotels), and appeal to a wide consumer base, appears well established.

Visitor Expenditures

Each year the Las Vegas Convention and Visitor's Authority prepares a composite study of visitors to Las Vegas based upon random interviews and surveys independently conducted throughout the city. Findings relevant to this valuation are presented in the following table.

Average Trip Expenditures

                       1996       1995       1994       1993       Average
                       ----       ----       ----       ----       -------
      Shopping         $ 63.51    $ 66.18    $74.52     $67.95     $68.04

      Food & Drink     $110.92    $101.39    $99.96     $82.33     $96.65

      Source:  Las Vegas Convention & Visitors Authority

As depicted in the preceding table, during an average 4.7 day stay (3.7 nights) in Las Vegas, average per person expenditures on food and drink have shown an upward trend in spending over the past four years while shopping has remained relatively stable, although declining slightly from 1994.


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                                                          RETAIL MARKET ANALYSIS


Las Vegas Retail Market Overview

Until the opening of Boulevard Mall in 1967, Las Vegas residents and visitors had limited alternatives in terms of regional shopping centers. Over the past thirty years, however, numerous large-scale shopping facilities have been developed. Department stores currently serving the market include Macy's, Bullock's, Dillard's, J.C. Penney, Robinsons-May, Mervyn's, Neiman Marcus, Saks Fifth Avenue and Sears. Big box retailers such as Wal-Mart, Kmart and Target are also present. Major shopping facilities over 100,000 square feet in Clark County are summarized in the table which follows:

                   Retail Space Summary - Clark County, Nevada
                               As Of December 1996

           Number of Properties                     185
           Total Rentable Sq.Ft.                    21,689,210
           Percent Vacant                           5.38%
           New Construction (sq.ft.)                902,212
           Under Construction (sq.ft.)              682,494
           Planned Construction (sq.ft.)            2,571,451
           Source: Las Vegas Perspective 1997

Retail sales volumes and growth characteristics for Clark County are depicted in the following table:

                            Clark County Retail Sales
                                  ($ Billions)

           1992      1993      1994     1995      1996      CAG(1)
           ----      ----      ----     ----      ----      ----
           $8.74     $9.85     $11.68   $13.25    $14.52    10.7%

           (1) Compound Annual Growth;  Source:  Las Vegas  Perspective 1997


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                                                          RETAIL MARKET ANALYSIS

As indicated in the preceding table, retail sales from all merchandise sources has increased 10.7% on a compound annual basis since 1992. Furthermore, according to Sales and Marketing Management's 1996 Survey of Buying Power, Clark County ranks 42nd in total retail sales as compared to the top 250 major U.S. metropolitan areas.

A profile of mall shoppers, however, supports the minimal impact residents have had upon the Strip's two primary shopping facilities:

                    1996 Mall Visits - Clark County Residents

                            Weekly      Monthly     Seldom      Never
                            ------      -------     ------      -----
      Forum Shops           0.0         8.6         41.4        50.0
      Fashion Show Mall     1.4         18.1        38.7        41.8
      Boulevard Mall        7.3         34.2        42.1        16.4
      Meadows Mall          4.5         39.4        40.6        20.0
      Galleria at Sunset    3.2         20.4        27.6        48.8
      Source:  Las Vegas Perspective 1997

As depicted, resident shoppers tend to avoid the Strip in favor of the suburban malls. Detailed descriptions of each competitive property are provided in the sections which follow.

Retail Competition - Overview

From a retail standpoint, the competitive environment in which the Grand Canal Shops will function comprises a variety of competitive facilities within the marketplace. On the Strip, these competitors constitute retailers situated in two existing major shopping facilities, retail offerings within the major casino hotels, and other small scale retail stores and plazas along the Strip's streetfront (primarily local independent operators that sell T-shirts, film, gifts and other souvenirs). Additional competition will come from major new retail projects planned for the Strip within to-be-built and existing casino hotels. And three traditional major malls in the metropolitan retail market represent competition, as well. Finally, the factory outlet concept has been recently introduced into Las Vegas which will add an additional competitive element to the area's existing and planned retail mix.

Presented in the following subsections are the relevant critical components of the Las Vegas retail market as they relate to the Grand Canal Shops.


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                                                          RETAIL MARKET ANALYSIS


                                  [MAP OMITTED]


                             RETAIL COMPETITION MAP

                                                                             133
                                                          RETAIL MARKET ANALYSIS


                                  [MAP OMITTED]


                             RETAIL COMPETITION MAP

                                                                             134
                                                          RETAIL MARKET ANALYSIS


                              GRAND CANAL SHOPS
                              LAS VEGAS, NEVADA

                                     Site
                                     Area     Total GLA     No.
      Name / Location    Year Open  (Acs)     (Sq.Ft.)    Stores     Anchors
      ---------------    ---------  -----     --------    ------     -------

Subj. Grand Canal Shops    Under     n/a      500,000    Approx.      None
      Las Vegas Blvd.    construc.                         60
      So. & Sands Ave.
--------------------------------------------------------------------------------
  1.  Forum Shops          1992       9       243,172      150        None
      9155 Las Vegas     (Expanded           (233,000
      Blvd. So.            1997)              sq.ft.
                                             expansion
                                              opened
                                             8/29/97)

  2.  Fashion Show Mall     1981     34       819,400      111   Neiman Marcus
      Las Vegas Blvd.    (Renovated          (200,000            Saks 5th Ave.
      So.& Spring Mountain  1993)              sq.ft.               Dillard's
      Rd.                                   expansion           Robinsons-May
                                           planned w/2              Macy's
                                            additional
                                             anchors)

  3.  Boulevard Mall       1967      78      1,131,000     135       Macy's
      Maryland Pkwy. &   (Renovated                                  Sears
      Desert Inn Rd.       1992)                                  J.C. Penney
                                                                    Dillard's

  4.  The Meadows          1978      82       950,096      144       Macy's
      Meadows Lane &     (Renovated                                Dillard's
      Valley View Rd.      1995)                                  J.C. Penney
                                                                     Sears

  5.  Galleria at Sunset   1996      95      1,300,000     124     Dillard's
      Stephanie St. &                                             J.C. Penney
      Sunset Rd.,                                                   Mervyn's
      Henderson, NV                                              Robinsons-May

  6.  Belz Factory         1993      72       530,000      72         None
      Outlet World
      Las Vegas Blvd.
      So. & Warm Springs Rd.

  7.  Las Vegas Factory    1992      28       230,000      49         None
      Stores
      Las Vegas Blvd.
      So. & Serene Ave.

--------------------------------------------------------------------------------

      Sources: 1997 Directory of Major Malls, 1997 Shopping Center Directory; compiled by Landauer Assocs., Inc.


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                                                          RETAIL MARKET ANALYSIS

Primary Competition

Two existing large-scale retail centers located on the Strip and in close proximity to the subject represent the primary competition.

The Forum Shops is a 1992-built, unanchored, enclosed specialty retail mall which is attached to Caesars Palace casino hotel. This 243,172 square foot one-level mall (Phase I) underwent a 233,000 square foot expansion (Phase II) which opened August 29, 1997. Phase I also includes a small lower level occupied by a high tech multi-media "motion simulator" ride experience and a video arcade. The entire center is situated on a ground leased, 12.98-acre site on the west side of the Strip between the Mirage and Caesars Palace casino hotels. Shoppers and other patrons can enter the mall from the Strip via a moving sidewalk (people-mover) or from Caesars Palace, which shares a 5,500 space parking garage with the retail mall.

The project presents an elaborate, ancient Roman-themed streetscape environment with classic columns and arches, fountains and statuary, plus a barrel-vaulted simulated sky-lit ceiling which cycles through a 24-hour day every two hours. Several large public spaces in Phase I serve as central squares or common areas, and include the Festival Fountain Plaza attraction, seemingly monumental marble sculptures of mythical Roman gods which come to life in an animated laser light show.

Phase I is currently 100 percent leased by 76 tenants (Banana Republic is expected to open by October, 1997) and was substantially pre-leased when it opened in May, 1992. Year-end historical occupancies were reported at 94.4 percent (1993), 97.5 percent (1994) and 100.0 percent (1995 & 1996). High-end specialty retailers in Phase I include Armani, Versace, Gucci, Dior, Louis Vuitton, Estee Lauder, Bulgari, Guess? and Escada. Major name-brand restaurants include Spago, Planet Hollywood and The Palm. Major retailers announced as taking space in the Phase II expansion include Niketown (30,000 sq.ft., 3-level store), FAO Schwartz (54,000 sq.ft., three levels), and a Virgin Megastore (two levels, 35,000 sq.ft.). Other high-end shops include Alfred Dunhill, Fendi, Lalique and Polo/Ralph Lauren. Restaurants include Caviarteria, The Cheesecake Factory and Chinois, a Wolfgang Puck enterprise. Plans for a proposed Phase III of approximately 450,000 square feet, although announced, are uncertain at this time due to zoning changes which likely would be required in order to expand the facility.

Fashion Show Mall is a traditional (i.e., non-themed), enclosed, two-level regional mall situated on a 34 acre site at the NWC of Las Vegas Boulevard South and Spring Mountain Road. Comprising a gross leasable area (GLA) of approximately 819,400 square feet, the mall is anchored by five department stores (unowned): Dillards (126,095 sq.ft.), Macy's (134,104 sq.ft.), Neiman Marcus (100,000 sq.ft.), Robinsons-May (108,278 sq.ft.) and Saks Fifth Avenue (63,961 sq.ft.). The mall-owned GLA is 100 percent leased to 111 retail shops (approx. 85 percent), four restaurants and a food court. The center initially opened in 1981 and was expanded/renovated in 1993. Noteworthy retailers include Bally, Louis Vuitton, Ann Taylor, Mondi, Nicole Miller, Abercrombie & Fitch and The Disney


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                                                          RETAIL MARKET ANALYSIS

Store. Full-service restaurants are Morton's of Chicago, Dive!, Sfuzzi and Chin's; each of the latter three face, and are directly accessible from, the Strip. Recently announced expansion plans indicate an additional 200,000 square feet of mall shop space, and perhaps one to two anchors, is proposed on an adjacent tract which is currently not owned.

Secondary Competition

On and off the Strip are a variety of retail developments, and a handful of existing and proposed casino hotel-related retail facilities, that present secondary forms of competition to the subject.

Las Vegas Showcase is a newly opened (July 1997) facility that can best be described as a festival entertainment-retail venue. Located just north of the juncture of the Strip (east side) and Tropicana Boulevard, this four floor and lower level 192,000 square foot facility is situated in front of the MGM Grand and opposite New York, New York, both casino hotel mega-resorts. The primary tenants are:

1. World of Coca Cola Las Vegas (30,000 sq.ft. on four levels), a Coke corporate showcase featuring memorabilia, an interactive experience, a two-level logo merchandise shop and a 100-foot tall Coke bottle;

2. Official  All  Star  Cafe  (35,000  sq.ft.  on  four  levels),   a  sports
   star-oriented full service restaurant;

3. M&M's World (30,000 sq.ft., four levels), a candy showcase featuring Ethel M. chocolates (Fall, 1997 opening);

4. Gameworks (55,000 sq.ft., lower level), a state-of-the-art video arcade and restaurant, featuring a 75-foot climbing wall (Gameworks is a joint venture among Sega, Dreamworks and Universal Studios);

5. United Artists Theaters (40,000 sq.ft.), a multi-screen cinema located in a detached, multi-level parking garage.

Tower Shops at Stratosphere comprises a 1996-built, 121,381 square foot, unanchored enclosed retail center situated above the casino floor of the Stratosphere casino hotel. Located on Las Vegas Boulevard South at the NEC of Sahara Boulevard, this facility lies at the northern end of the Strip, slightly beyond its traditional boundaries. Given its slightly off-Strip location, the retail mall's primary drawing power stems from its physical attachment to The Stratosphere Tower, a 1,149-foot tall, free-standing observation tower, the tallest in the U.S., offering panoramic views of the Las Vegas Valley with inside and outside observation decks, rotating restaurant/cocktail lounge, and two thrill rides, all atop the tower. Patrons seeking entry to the elevator banks servicing the observation tower must walk through the Tower Shops mall. Tenants represent a fairly typical mix of mall-oriented national and regional chain stores (e.g., Victoria's Secret, Footaction USA, Bath & Body Works, Bernini Sport), and


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                                                          RETAIL MARKET ANALYSIS

local operators, as well. At the time of our inspection, we counted forty shops, of which five were vacant and six had signage indicating a new tenant was to open soon.

Masquerade Village, opened in February 1997, comprises approximately 120,000 square feet of unanchored retail shops (21 stores) located in the Rio Suites casino hotel, which is off the Strip on the west side of I-15, at the NEC of West Flamingo Road and Valley View Boulevard. Nicole Miller, Guess? Footwear, Speedo Authentic Fitness and Reel Outfitters, an Orvis outlet, are the most noteworthy tenants.

Planned New Retail Projects on the Strip

Major new retail projects announced for locations on the Strip, and to be developed in conjunction with new hotels, include the following:

 o The Grand Canal Shops within the 3,000 suite Venetian will comprise a specialty retail mall located on the second and third levels of the casino hotel. The mall's design, as proposed, will present a heavily themed Venetian streetscape with squares, arcades and palazzo facades, and feature a replica of Venice's canal including gondolas. Phase I of this project, currently under construction, is scheduled to open in late Spring 1999, with the second phase, an additional 3,000 suite hotel to be known as the Lido, plus Phase II of the retail mall (approx. 250,000 sq.ft.), to open approximately a year later.

 o An announced redevelopment of the Aladdin casino hotel will include a retail segment of approximately 450,000 square feet of leasable area in a ground level configuration. The retail component is scheduled to open with the rest of the Aladdin's redevelopment in the fall of 1999. While the Aladdin is scheduled to close in November, 1997 definitive plans for the proposed development are not yet available.

 o The planned Paris casino hotel is expected to comprise a retail component of approximately 250,000 square feet with a Parisian street theme and attractions. Although details of the project are unknown at this writing, announcements indicate it is scheduled to open in 1999.

 o A redevelopment of the current theme park attraction at the MGM Grand with a retail/entertainment center is expected to total 300,000 square feet, according to press releases, and highlight nightclubs, entertainment, themed restaurants, retail stores and other attractions. A Fourth Quarter 1998 completion is anticipated.

Hotel-Related Retail


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                                                                             138
                                                          RETAIL MARKET ANALYSIS

Traditionally, casino hotels on the strip have maintained a limited supply of retail offerings comprised primarily of gift shops, sundry stores, apparel and logo merchandise shops. Recently-opened casino hotels, such as New York New York and Monte Carlo, contain traditional limited hotel retail offerings, but with an emphasis on a wide range of food services and branded restaurants, some with entertainment venues.

Of the new hotels currently under construction, Bellagio is expected to include approximately 40,000 to 60,000 square feet of high-end restaurant and retail uses, including restaurants with brand name images.

Bally's and MGM Grand each opened a retail concourse after they installed a monorail connecting the two properties; the shops are designed to lead patrons to the monorail station at each facility. The MGM Grand also developed a retail and restaurant area of approximately 115,000 square feet called Studio Walk between the main casino and its outdoor theme park attraction. In early 1997, Circus Circus opened a 40,000 square feet retail area with approximately 14 stores and two new restaurants adjacent to its enclosed amusement park attraction, Grand Slam Canyon. In the Spring of 1997, Luxor casino hotel opened a similar sized area of retail shops in their facility called the Giza Galleria.

Suburban Regional Malls

In addition to Fashion Show Mall, there are three traditional, department store-anchored regional shopping malls within the Las Vegas suburbs.

 o Boulevard Mall, located approximately three miles east of the Strip at Maryland Parkway and Desert Inn Road, opened in 1967 and was last expanded/renovated in 1992. Containing a total GLA of 1,131,000 square feet, and anchored by Macy's, Sears, J.C. Penney and Dillard's, this one-level enclosed mall is well leased with significant emphasis on ladies' fashion tenants.

 o Meadows Mall, at Meadows Lane and Valley View Road, approximately five miles northwest of the subject, comprises approximately 950,096 square feet of GLA on two-levels. Anchored by Macy's, Dillard's, J.C. Penney and Sears, this is a traditional enclosed regional shopping mall in an area primarily characterized by commercial and residential development. The center is typical of suburban regional shopping centers in that it is surrounded by surface parking and is located in close proximity to a major roadway (Route 95, directly north of the center). An extensive interior and exterior renovation, and remerchandizing program commenced in 1994 and was completed by mid-1995.

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                                                                             139
                                                          RETAIL MARKET ANALYSIS

 o Galleria at Sunset opened in 1996 at Sunset Road and Stephanie Street in Henderson, a suburban community which is immediately southeast of Las Vegas. The development totals 1.3 million square feet of GLA and is anchored by Dillard's, J.C. Penney, Mervyn's and Robinsons-May.

Factory Outlet Malls

Two factory outlet retail centers, located on Las Vegas Boulevard but south of the airport, have come on-line in recent years:

 o Las Vegas Factory Stores opened in 1992 with 250,000 square feet of retail space in an unenclosed strip mall. Among the more prominent tenants are VF Factory Outlet, Geoffrey Beene, Van Heusen, Spiegel and Mikasa. The center is located about five miles south of Tropicana Avenue, considered the southern boundary of the Strip's prime area.

 o Belz Factory Outlet World, about three miles from the Strip's southern boundary, opened in November 1993 with 315,000 square feet of enclosed retail area. Prominent outlet stores include Nike, Eddie Bauer, Fila, Reebok, Nautica, Lenox, Royal Doulton and Waterford Wedgewood. An outparcel building erected this year is occupied by a Saks Off Fifth outlet store.

 o Finally, a 400,000 to 450,000 square foot factory outlet center to be known as Fashion Outlet of Las Vegas is planned in conjunction with the proposed Primadonna Resort development at the California/Nevada state line, which is an approximate thirty minute drive from the Las Vegas Strip.

Retail Use of Subject Site

In terms of forecasting performance characteristics, the location of the Venetian casino hotel and Grand Canal Shops retail mall project demonstrates a number of identifiable strengths:

 o The development enjoys a mid-Strip setting between the Fashion Show Mall and the Forum Shops, the two dominant retail facilities on the Strip. These existing, historically productive retail destinations serve as quasi-anchors on either side of the Venetian site, are each within a few minutes stroll from the subject and are highly visible. With the addition of the subject project, these three properties will constitute a conveniently accessible triangular mass of retail interest for visitors.

 o The project site features extensive frontage along the east side of Las Vegas Boulevard South, offering excellent visibility to pedestrians and vehicles.

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                                                                             140
                                                          RETAIL MARKET ANALYSIS

 o The site's mid-Strip location has a total of 33,000 existing, under construction and planned hotel rooms within a ten minute walk.

 o The Sands Expo and Convention Center, to expand by 400,000 square feet to
   1.4 million square feet of exhibition and meeting space, will be situated adjacent and physically connected to the Venetian casino hotel and Grand Canal Shops.

 o The Las Vegas Convention Center has also announced plans to remodel and expand by 300,000 square feet to 1.6 million square feet of exhibition space by February, 1998, which will likely generate additional visitors to the market.

 o Under existing conditions, most pedestrians appear to travel the western side of the Las Vegas Boulevard. A planned skybridge connecting the east and west sides of the street at the project site's location should enable the subject to take full advantage of the existing heavy pedestrian traffic.

Capture Rate Assessment

A model of sales performance for the Grand Canal Shops has been developed utilizing a capture rate method whereby retail spending by visitors and residents combined with per capita expenditure levels are forecast. In developing the sales volume model, consideration was also given to the retail environment on the Strip, which is characterized as quite healthy, evidencing low vacancies and very high sales productivity in the two major competing centers, Fashion Show Mall and the Forum Shops. Beyond the Strip, the three regional mall centers are also well maintained, well occupied and appear to be performing acceptably.

Our analysis focuses primarily upon tourist related spending since the subject mall is assumed to be primarily targeted to visitors rather than local residents.


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                                                          RETAIL MARKET ANALYSIS

Methodology

The method used to project sales volumes at the Grand Canal Shops relies upon the following factors and assumptions:

1. Four segments are assumed to constitute the population of potential shoppers at the project:

       a) Venetian hotel guests,
       b) Sands Expo & Convention Center attendees,
       c) other Las Vegas visitors and
       d) Clark County residents.

2. Visitor growth is projected to increase five percent in 1997, consistent with average growth patterns to date, and three percent thereafter. Thus, in FY2000, visitors to Las Vegas will total 33,343,300 persons. Based upon historical patterns, Clark County residents are projected to increase five percent per year to 1,317,800 persons in FY2000.

3. The number of Venetian hotel guests has been projected at 550,000 guests per annum, based upon assumptions presented previously in this report. To reiterate:

   3,036 Phase I hotel rooms x 365 nights x 93% occupancy = 1,053,080 occupied rooms;

   1,053,080 occupied rooms  x  1.75 DOF(1)  =  1,842,890 guests;

   1,842,890  guests  / 3.4  night  ALS(2) =  550,000  potential  hotel  guests
   (Rd).

   (1)DOF = double occupancy factor; (2)ALS = average length of stay (nights).

4. SECC exhibitors and attendees not staying at the Venetian casino hotel are estimated at 990,000 persons, based on a total of 1.15 million SECC attendees. Furthermore, we have assumed that 160,000 of the attendees will stay at the Venetian (included in the 530,000 total potential guests estimate).

5. Other visitors totaling 31,823,300 persons comprise the remaining population of the visitor's segment; i.e., 33,343,300 total visitors less 530,000 hotel guests and 990,000 SECC attendees.

6. Each hotel guest at the Venetian is assumed to make an average of 1.5 trips through the retail mall during an average 4.7 day/3.4 night stay in Las Vegas.

7. Given the mall's close proximity to the convention center and its variety of shops, restaurants, attractions and amenities, we estimate that 75 percent of the Expo attendees will visit the mall during their stay.

8. Of the remaining visitors to Las Vegas, 35 percent are assumed to patronize the mall at least once.

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                                                          RETAIL MARKET ANALYSIS

9. Per capita expenditures, which are utilized to generate annual sales for each segment, have been estimated at $30.00 for hotel guests, $25.00 for Expo Center attendees, $15.00 for other visitors and $10.00 for residents.

10. Given the non-growth pattern displayed over the last three years, no change in retail spending expenditures by visitors is assumed. Thus, retail spending of $68.00 per trip, based on the four year average has been employed.

11. Retail sales in Clark County totaled $14,517,812,000 in 1996.

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                                                                             143
                                                          RETAIL MARKET ANALYSIS

                 RETAIL SALES FORECAST - THE GRAND CANAL SHOPS

                                                      Expo           Other          Visitor
Segment                            Hotel Guests    Attendees       Visitors         Subtotal         Residents          Total
                                   ------------   -----------   --------------   --------------   ---------------   ---------------
No. in Segment (Annually)               530,000       990,000       31,823,300       33,343,300         1,317,800        34,661,100

No. Visits to The Grand Canal Shops        1.50          0.75             0.35                               0.50

Implied Annual Traffic                  795,000       742,500       11,138,155       12,675,655           658,900        13,334,555

Per Capita Expenditure by Segment        $30.00        $25.00           $15.00                             $10.00

Annual Sales by Segment              $23,850,00   $18,562,500     $167,072,325     $209,484,825        $6,589,000      $216,073,825

Per Trip Retail Spending (1996)          $68.00        $68.00           $68.00                                nap

Total Spending by Segment           $36,040,000   $67,320,000   $2,163,984,400   $2,267,344,400   $12,250,467,600   $14,517,812,000

Implied Capture Rate by Segment            66.2%         27.6%             7.7%             9.2%             0.05%             1.49%

Total Annual Sales (FY2000)        $216,073,825

Retail Sq. Ft                           358,920

Retail Sales PSF                        $602.01

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                                                                             144
                                                          RETAIL MARKET ANALYSIS

As indicated in the accompanying table, the implied capture rate equates to 9.2 percent for all visitors and less than 1 percent for residents. The overall implied capture rate for total retail spending in Clark County is also approximately 1.5 percent of 1996's total expenditure.

Utilizing a total GLA of 358,920 square feet of mall shop space indicates a retail sales forecast for the Grand Canal Shops of $602.00 per square foot (rounded), which is slightly higher than the 1996 performance of the Fashion Show Mall ($500 psf in 1996) and approximately half of the sales volume at the Forum Shops ($1,218 psf in 1996).

Obviously, the key variables in the forecast model are the annual segment count, the number of visits to the mall and the per capita expenditure by each segment. Given the resulting implied capture rate of approximately 9.2 percent of total visitor spending, and an insignificant portion of resident spending, we consider the capture forecast to be reasonable and achievable as long the retail tenants selected by ownership to occupy the mall fit an appropriate merchandising mix and a professional marketing plan is applied.

Furthermore, should the eventual size of the mall GLA vary (i.e., increase or decrease) from our projection, the net impact would be minor since the mall's size is independent of the total sales volume forecast. For example, if the retail GLA were reduced in size to say, 275,000 square feet, the sales per square foot would then be approximately $786 per square foot, which is still bracketed by the comparable data.

Leasing Analysis

The developer's pro forma rent roll has been analyzed in detail and is discussed in the paragraphs which follow. As indicated in the accompanying chart, four categories of retailers are expected to lease space at the subject - retail, restaurant, food court and an entertainment/showcase venue. Although copies of numerous letters of intent soliciting prospective tenants were provided, only seven were signed, which is not atypical at this point in the development process. Overall, we have placed most reliance on the pro forma rent roll provided by the developer in determining the square foot size and layout of the mall.

According to information provided by the developer, only one tenant has signed a lease to date. Billboard Live!, an entertainment venue with full service restaurant and logo retail goods, has signed a lease for 50,000 square feet of leasable space on three levels. The two upper levels will be in the mall (25,770 sq.ft.), while the tenant's ground floor will be at the casino level (24,230 sq.ft.). The lease term is for twenty years with two, five-year options to renew. Minimum rent is fixed during the initial term at $1,260,000 per annum, or $25.20 psf of total area leased. Percentage rent is payable as follows:

                                                                             145
                                                          RETAIL MARKET ANALYSIS

      Gross food and beverage sales :  8% over a natural breakpoint;

      Retail sales                  :  12.5%, $0 to $4 million in sales;

                                       14.0%, $4 to $8 million;

                                       15.0%, over $8 million.

The tenant is responsible for an operating expense recovery charge of $700,000 ($14.00 psf), which is fixed through Year 6 of the lease term, and escalates at CPI, thereafter.

The proposed lease documents reviewed for retail and restaurant tenants are generally similar to the preceding lease description for Billboard Live!, except for the following:

       o Retail and restaurant tenants will pay an operating expense recovery charge of $25.00 and $20.00 per square foot of main floor area leased, respectively, increasing annually by the CPI;

       o Minimum rent increases every second year, based on the CPI;

       o A marketing/promotional fund contribution of $3.00 per square foot of leased area will apply;

       o Lease terms will be ten years.

No details regarding the structure of leases with food court tenants was provided.

LANDAUER                                                                     146
REAL ESTATE COUNSELORS                                    RETAIL MARKET ANALYSIS

                             MINIMUM RENT ANALYSIS - THE GRAND CANAL SHOPS

         RETAIL
                               SQ.FT. of GLA                    MIN. RENT PSF                 TOTAL MIN. RENT
                      ----------------------------------    ---------------------     --------------------------------
         UNIT NO.         Main        Mezz.      Total         Main      Mezz.           Main         Mezz.   Total
         --------     ----------------------------------    ---------------------     --------------------------------
           1006            530                    530        $200.00                   $106,000          $0   $106,000
           1196            550                    550        $175.00                   $ 96,250          $0    $96,250
           1002            570                    570        $200.00                   $114,000          $0   $114,000
           1053            575                    575        $200.00                   $115,000          $0   $115,000
   0       1200            600                    600        $150.00                    $90,000          $0    $90,000
   to      1197            605                    605        $150.00                    $90,750          $0    $90,750
 1,000     1172            625                    625        $200.00                   $125,000          $0   $125,000
           1203            770                    770        $150.00                   $115,000          $0   $115,500
           1166            796         795      1,590        $250.00     $25.00        $198,750     $19,875   $218,825
           1168            800         800      1,600        $200.00     $25.00        $160,000     $20,000   $180,000
           1162            800                    800        $175.00                   $140,000          $0   $140,000
           1150            800                    800        $200.00                   $160,000          $0   $160,000
           1208            940                    940        $130.00                   $122,200          $0   $122,200
           1142            950         950      1,900        $125.00     $25.00        $118,750     $23,750   $142,500
           1018            955                    955        $150.00                   $143,250          $0   $143,250
----------------------------------------------------------------------------------------------------------------------
           Min.            530                               $125.00
           Max.            955                               $250.00
           Avg.            724                               $174.45
----------------------------------------------------------------------------------------------------------------------
          1038           1,045                  1,045         $85.00                    $88,825          $0    $88,825
          1037           1,125                  1,125        $200.00                   $225,000          $0   $225.000
          1042           1,170                  1,170        $135.00                   $157,950          $0   $157,950
          1164           1,205       1,205      2,410        $150.00     $25.00        $180,750     $30,125   $210,875
          1032           1,225                  1,225        $115.00                   $140,875          $0   $140,875
          1158           1,315       1,315      2,630        $150.00     $25.00        $197,250     $32,875   $230,125
 1,001    1036           1,330                  1,330        $120.00                   $159,600          $0   $159,000
  to      1161           1,365                  1,365         $80.00                   $109,200          $0   $109,200
 2,000    1144           1,405                  1,405         $80.00                   $112,400          $0   $112,400
          1051           1,425       1,425      2,850        $150.00     $25.00        $213,750     $36,625   $249,375
          1178           1,510       1,510      3,020        $125.00     $25.00        $188,750     $37,750   $226,500
          1058           1,580                  1,580         $80.00                   $126,400          $0   $126,400
          1195           1,595       1,595      3,190        $120.00     $25.00        $191,400     $39,875   $231,275
          1170           1,735                  1,735         $80.00                   $138,800          $0   $138,800
          1020           1,780       1,780      3,580        $110.00     $25.00        $195,800     $44,500   $240,300
          1182           2,000                  2,000        $120.00                   $240,000          $0   $240,000
----------------------------------------------------------------------------------------------------------------------
          Min.           1,045                                $80.00
          Max.           2,000                               $200.00
          Avg.           1,426                               $116.91
----------------------------------------------------------------------------------------------------------------------
         1040            2,025                  2,025        $120.00                   $243,000          $0   $243,000
         1022            2,275       2,275      4,550        $100.00     $25.00        $227,500     $56,875   $284,375
         1060            2,460       2,460      4,920        $150.00     $25.00        $369,000     $61,500   $430,500
         1034            2,650                  2,650        $110.00                   $291,500          $0   $291,500
 2,001   1028            2,705       2,705      5,410        $110.00     $25.00        $297,550     $67,625   $365,175
  to     1062            2,745       2,745      5,490        $125.00     $25.00        $343,125     $68,825   $411,750
 4,000   1206            3,365       3,365      6,730         $90.00     $25.00        $302,850     $84,125   $386,975
         1204            3,400       3,400      6,800         $90.00     $25.00        $306,000     $85,000   $391,000
         1026            3,650       3,650      7,300        $100.00                   $365,000     $91,250   $456,250
         1180            3,780       3,780      7,560        $110.00     $25.00        $415,800     $94,500   $510,300
         1158            3,995      17,215     21,210        $100.00    $100.00        $399,500  $1,721,500 $2,121,000
----------------------------------------------------------------------------------------------------------------------
          Min.           2,025                                $90.00
          Max.           3,995                               $150.00
          Avg.           3,005                               $107.74
----------------------------------------------------------------------------------------------------------------------
         1174            4,220       4,220      8,440         $90.00     $25.00        $379,800    $105,500   $485,300
         1064            4,600       4,600      9,200        $100.00     $25.00        $460,000    $115,OO0   $575,000
         1054            4,755                  4,755         $80.00                   $380,400          $0   $380,400
         1052            5,310                  5,310         $80.00                   $424,800          $0   $424,800
 4,001   1024            5,590       5,590     11.180         $80.00     $25.00        $447,200    $139,750   $586,950
   +     1046            6.500       6,560     13,120         $75.00     $25.00        $492,000    $164,000   $656,000
         1198            7,000                  7,000         $90.00                   $630,000          $0   $630,000
         1050            7,075       7,075     14,150         $70.00     $25.00        $495,250    $176,875   $672,125
         1210           15,000      15,000     30,000         $75.00     $25.00      $1,125,000    $375,000 $1,500,000
         1184           22,300      37,500     59,800         $60.00     $60.00      $1,338,000  $2,250,000 $3,588,000
          N/A            2,608       1,662      4,270         $75.00     $25.00        $195,600     $41,550   $237,150
         1010           36,000      36,000     72,000         $60.00     $25.00      $2,160,000    $900,000 $3,060,000
----------------------------------------------------------------------------------------------------------------------
         Min.            2,608                                $60.00
         Max.           36,000                               $100.00
         Avg.           11,170                                $70.47
----------------------------------------------------------------------------------------------------------------------
      Subtotal/Avg.    187,743     171,177    358,920         $88.69     $40.21     $16,651,075  $5,883,050 $23,534,125    $65.57
         Annex          10,000      18,000     28,000        $200.00    $100.00      $2,000,000  $1,800,000  $3,800,000   $135.71
       Totals/Avg.     197,743     189,177    386,920         $94.32     $45.90     $18,651,075  $8,683,050 $27,334,125    $70.65

      RESTAURANT

         1030           3,065        6,000      9,065         $50.00                   $153,250          $0   $153,250
         1154           4,380        7,280     11,660         $50.00                   $219,000          $0   $219,000
         1160           8,335        3,000     11,335         $50.00                   $416,750          $0   $416,750
         1194           4,555        4,555      9,110         $50.00                   $227,750          $0   $227,750
         1202           5,155        2,500      7,655         $50.00                   $257,750          $0   $257,750
          N/A          15,000        4,466     19,488         $50.00                   $750,000          $0   $750,000
         ----          ------        -----     ------         ------                   --------          --   --------
           6

      Subtotal/Avg.    40,490     27,823      68,313          $50.00      $0.00      $2,024,500          $0  $2,024,500    $29.64

      TOTALS/AVG.     238,233    217,000     455,233          $86.79     $40.01     $20,675,575  $8,683,050 $29,358,625    $64.49

         1157          17,770      8,000      25,770          $25.20     $25.20        $447,804     $201,600   $649,404    $25.20
         1186          18,997                 18,997             TBD                         $0           $0        $0
         ----
     GRAND TOTAL      275,000    225,000     500,000      Total GLA                 $21,123,379   $8,884,650 $30,008,029   $62.39
                                              (9,562)     Food Court Common Area
                                             490,438      Total Net GLA

                                                                             147
                                                          RETAIL MARKET ANALYSIS


Conclusion of Market Rent and Terms

In estimating market rent for the subject mall, the leasing plan was reviewed and analyzed. Although rental rates typically vary by location and use of the tenant space within a retail center, they generally fall within a range dictated by size of the area leased, which is the case in this instance. As indicated in the accompanying chart (Minimum Rent Analysis), the average minimum rental rates for each category of retail, based on main level area leased is summarized as follows:

                     Sq.Ft. of GLA      Rent PSF
                     -------------      --------
                     0 to 1,000         $174
                     1,000 to 2,000     $117
                     2,001 to 4,000     $108
                     Over 4,000         $ 70

As depicted in the chart, the overall average rental rate for main level retail space, as projected by the developer, is $88.69 psf, and is $40.21 psf, on average, for the mezzanine level. On an overall weighted average basis, the rental rate for both levels (358,920 square feet of GLA) is $65.57 psf, which is well supported by the overall average rental rate recently achieved at Phase II of the Forum Shops, of $64.00 psf. In this case, utilization of a weighted average rental rate is reasonable, versus an estimate of specific rents based on size, since specific locational and size fluctuations at the subject mall are currently unknown.

Restaurant space is projected to lease at a rental rate of $29.64 per square foot of total area leased (main and mezzanine levels), which is in line with the most recent rents achieved for restaurant space, averaging approximately $33.00 per square foot, at one of the primary competitors.

Food court space will be assigned a market rental rate of $85.00 per square foot, based on recent food court leases signed at competitive regional centers, which ranged from approximately $75.00 to $90.00 per square foot.

All leases will be structured with ten year terms, semi-annual CPI increases and fixed operating expense recoveries of $25.00 and $20.00 per square foot for retail/food court and restaurant tenants, respectively, based on the proposed lease documents examined and our knowledge of leasing patterns at similar retail facilities. Additional assumptions relevant to the property's income flow will be discussed in the Income Approach section.

                                                                             148
                                                          RETAIL MARKET ANALYSIS


Occupancy Cost Analysis

In addition to the preceding, we have also given consideration to occupancy costs in selecting market rental rates to apply to mall space at the subject. Occupancy costs per square foot are the total cost (i.e., base and percentage rents, operating expense charges and recoveries, and all other charges) incurred by a tenant to occupy its space. Such an analysis provides an indication of the tenant's ability to pay a certain level of rent; in other words, a measure of affordability. Rule-of-thumb standards in the industry hold that most retailers can afford to pay between 10 to 20 percent of their gross sales as occupancy costs. Using the estimates we have selected for the subject mall, and a 15 percent occupancy cost factor, produces the following results:

               Estimated Market Rent PSF          $ 65.57
               Plus: Recovery Charge PSF          + 25.00
                     Promotional Fund PSF         +  3.00
                                                  -------
               Total Occupancy Cost               $ 93.57

               (Division Sign) Estimated
               Retail Sales
               Volumes PSF                       /$609.50

               Implied Occupancy Cost Factor        15.4%

On the basis of the preceding analysis, the total occupancy costs projected for the subject mall are within the 10 to 20 percent industry standard.

Furthermore as discussed earlier, any variance (increase or decrease) in the mall's GLA would result in a concomitant change in the rental rate projected. In other words, using the example cited earlier, a reduction in the retail GLA to say, 275,000 square feet and retail sales of $786 per square foot, a 15 percent occupancy cost would suggest a rental rate of $90.00 per square foot is appropriate ($786 x 15% - $28 = $90). And, the last few leases signed at Forum Shops were reportedly at $112 per square foot, which is supportive of the $90 per square foot rental rate of the subject mall if a smaller GLA size is used.

                                                                             149
                                                          RETAIL MARKET ANALYSIS

Employing historical sales volumes at competitive centers, we have also considered projected occupancy costs for restaurant and food court tenants.

The results also support the rental rates selected:

                                          Restaurants          Food Court
                                          -----------          ----------
     Sales PSF                             $500.00(1)          $800.00(1)
     Occupancy Cost Factor                 x    15%            x    15%
                                           -------             -------
     Imputed Occupancy Cost PSF            $ 75.00             $120.00
     Less: Estimated Min. Rent PSF         ( 26.64)           (  85.00)
           Recovery Charge PSF             ( 20.00)           (  25.00)
           Promotional Fund PSF            (  3.00)           (   3.00)
                                           -------             -------
     Net Remaining                         $ 22.36            $   7.00
     (1)  Based on sales volumes at competitive centers.

Note also that in the income approach section which follows, an estimate of potential gross income is derived, utilizing the market rents and terms projected for the subject mall. In Year One of the analysis, a sales volume of $460 per square foot is implied for all occupied space, which increases to $478 per square foot in Year Two. [The implied sales volumes psf are derived by the formula: PGI / 15% Occupancy Cost Factor / Sq.Ft. Leased]. We believe these performance characteristics are achievable, and our rental rates reasonable, given the comparable data reviewed.

                                                                             150
                                                            RETAIL COST ANALYSIS

COST ANALYSIS FOR MALL

Bovis has budgeted the cost allocation for the retail component of the mixed-use project at approximately $312 per square foot, inclusive of the mall's pro-rata of the central plant's construction costs and the additional parking necessitated by the retail component (156,211 million / 500,000 sf). For purposes of comparison this estimate is exclusive of entrepreneurial profit and land or air rights value. The only comparable cost data available which is also reasonably similar is for the Forum Shops Phase II expansion, an existing specialty retail project with heavily themed design elements. According to the information available to us, the Phase II addition was originally budgeted at $90 million for 250,000 square feet of mall space, or $360 per square foot, which is in line with the budgeted costs for the subject retail mall.

                                                                             151
                                                          RETAIL MARKET ANALYSIS

SALES ANALYSIS FOR MALL

A discussion of comparable retail mall sales is included in the income approach section of the retail valuation. Given the overall nature the subject mall (i.e., the mall inter-relationship with the casino hotel), a distinct sales comparison approach is not meaningful, in our view. It is unlikely that a potential buyer of the completed mall (or its development rights) would consider comparable shopping center sales as relevant in reaching a purchase decision, given the unique characteristics of the project. Comparisons with the market sales would likely focus on investment parameters, however, much as we have accomplished within the income approach.

                                                                             152
                                                          RETAIL INCOME APPROACH

INCOME APPROACH

The income approach is based upon the premise that property value is represented by the present worth of anticipated future benefits to be derived from ownership. After considering the various methods relied upon by the market place for converting a stream of expected income into value, the technique known as discounted cash flow (DCF) analysis will be utilized. This kind of cash flow analysis involves the projection of revenue and expenses over an estimated holding period; then the resulting cash flows, and any estimated future value of the reversion, are discounted at an appropriate rate to arrive at a total present value. We have utilized Pro-Ject(TM) lease-by-lease analysis software to assist in our evaluation.

REVENUES

Minimum Rent: As discussed in the retail market overview section of this report, our analysis of minimum rent for the subject property incorporates an examination of the developer's pro forma rental rates, an analysis of market rents in place at competitive properties, and a forecast of the retail market capacity and reasonable expenditure capture rate for the subject.

To recapitulate, market rents at the subject are estimated as follows:

                        Type Space                   Rent PSF
                        ----------                   --------
                      Retail shops .............       $65.57
                      Restaurants ..............       $29.64
                      Food Court ...............       $85.00
                      Billboard Live! ..........       $25.20

Growth Rates (Revenue & Expenses): Based on the investor's survey conducted by Korpacz and Associates (see rate selection chart presented later in this section), and our review of regional shopping center sales over the last few years, most investors expect inflationary growth ranging from 3 to 4 percent per year. In this analysis, we have assumed a growth rate for revenues and expenses of 3.5 percent per year throughout the projection.

Overage Rent: Although the developer expects to structure leases with a percentage rent clause, we believe it unlikely that investors would give credit to this highly speculative source of income, particularly in a proposed project without a track record of sales. Thus, we have excluded overage rent from the analysis.

                                                                             153
                                                          RETAIL INCOME APPROACH

Rent Escalations: Typically, a lease will be structured with some form of rent escalation (increase or step). In this analysis, all proposed leases will be structured with CPI steps applied on a semi-annual basis, based upon an examination of the lease documents proposed at the subject and our knowledge of lease structures in the competitive marketplace. The signed lease with Billboard Live! is fixed at $1,260,000 per annum, or $25.20 per square foot, based upon 50,000 square feet of total occupied area; the leased portion allocated to the retail mall is 25,770 square feet.

Expense Recoveries: Based on the proposed lease structure, retail and food court tenants will pay a fixed expense recovery of $25.00 per square foot of main floor area leased, growing annually at the expense growth rate selected. Restaurant tenants' expense recovery is based upon a $20.00 per square foot charge, growing annually at CPI, per the proposed leases. The Billboard Live! recovery is fixed at $14.00 per square foot until the seventh year, then increases annually at CPI, thereafter.

Other Income: Although miscellaneous income might be generated during the holding period, we have included no other income in our forecast since the mall has no performance history in this category.

VACANCY AND CREDIT LOSS

Our forecast assumes that the retail mall will be 80 percent pre-leased and occupied by the completion of construction; our projected opening date for the mall is April 1, 1999. By the second year of operations, 100 percent occupancy is assumed, which is consistent with the success of the Forum Shops and Fashion Show Mall, the primary competition. In line with typical investor practice, however, we have factored vacancy and collection loss into our valuation model, based on our opinion that the subject should be capable of achieving and maintaining stabilized occupancy of 93 percent after the initial lease-up in Year One.

Furthermore, we have assumed a 70 percent retention rate at lease expiration for all tenants. Thus, entering speculative lease renewals into the cash flow model utilizing ten year terms and three months of speculative downtime equates to an average lag vacancy of one month (3 months x 30% speculative renewal).

                                                                             154
                                                          RETAIL INCOME APPROACH

EXPENSES

Operating Expenses

Our estimate of operating expenses utilizes the developer's Year One budget, which is based upon estimates built-up by Forest City Enterprises, Inc., an experienced mall management company. Expenses will also be compared to the stabilized operating expenses of comparable retail centers in the submarket. As shown in the accompanying tables, forecasted operating expenses are higher than expenses at Centers A and B, and slightly below those at Center C. The subject's expense ratio over the holding period, of approximately 28 percent on average, is adequately supported by the comparable data, however.

Insofar as the mall's operating budget has been projected by an experienced mall manager, we have generally relied on their category estimates, where appropriate. However, utilities and taxes, estimated at $1.50 and $1.95 per square foot, respectively, have been prorated, based upon the occupancy forecast and total mall GLA. Furthermore, although the utilities expense per square foot at the comparables are higher ($1.77 and $1.86 psf for Centers A & B, respectively), we have relied on the budgeted expense, given the unquantifiable impact the proposed privately-owned power plant will potentially have on this expense category at the subject. Taxes are based upon the per square foot tax cost at the Forum Shops. The management fee is reflective of standard industry practice for regional mall facilities.

The promotional/marketing fund expense, net of the tenants' contribution of $3.00 per square foot, is estimated as follows:

     $1,173,000  Promotional/marketing fund budget
     -  605,128  Less: Tenant contribution in Year One (201,709 sf x $3.00 psf)*
     ----------
     $  570,000  Net expense (Rd), Year One

                 (*253,595 total sf, main flr. x 80% occupancy)

     $1,214,055  Year Two expense (Year One budget, plus inflation)
     -  788,680  Less: Tenant contribution (253,595 sf x $3.11 psf)
     ----------
     $  425,375  Net expense (Rd), Year Two

Thereafter, the promotional fund expense will increase annually, based on the expense growth rate selected.

LANDAUER                                                                     155
REAL ESTATE COUNSELORS                                    RETAIL INCOME APPROACH


                          YEAR ONE PRO FORMA ANALYSIS & FORECAST
                                  THE GRAND CANAL SHOPS

                                             DEVELOPER'S PRO FORMA          LANDAUER FORECAST
                                            -----------------------       ---------------------
                                              (Dollars)    $ PSF         (Dollars)    $ PSF

  INCOME    Minimum Rent                    27,296,975     107.47         22,508,760      81.85
            Overage Rent                    6,112,300       24.06                  0       0.00
            Reimbursements                   6,350,000      25.00          4,918,628      17,89
                                            ----------     ------         ----------      -----

            Total Income                    39,759,275     156.53         27,427,388      99.74
     Less:  Lease-Up Vacancy                 7,951,855     (31.31)                 0       0.00
                                            ----------     ------         ----------      -----

            Effective Gross Income          31,807,420     125.23         27,427,388      99.74

 EXPENSES
            Cleaning                           747,800       2.94            747,800       2.72
            On-Site Mgmt. Staff                369,000       1.45            369,000       1.34
            Insurance                          175,000       0.69            175,000       0.64
            Security                           660,000       2.60            660,000       2.40
            Utilities                          380,393       1.50            595,332       2.16
            Customer Service                   185,000       0.73            185,000       0.67
            General & Administrative           128,000       0.50            128,000       0.47
            Parking & Loading Dock             500,000       1.97            500,000       1.82
            Miscellaneous                      327,607       1.29            462,200       1.68
            Taxes                              495,300       1.95            773,932       2.81
            Repairs & Maintenance            1,409,540       5.55          1,409,540       5.13
            Food Court                         261,100       1.03            261,100       0.95
            Other                              134,620       0.53           In Misc.       0.00
            Marketing Fund                     759,460       2.99            570,000       2.24
            Management Fee                     636,148       2.50            548,546       1.99
                                            ----------       ----         ----------      -----

            Total Expenses                   7,168,968      28.22          7,385,450      29.08
            Expense Ratio                        22.5%                         26.9%

NET INCOME
                                            24,638,452      97.00         20,041,938      78.91

            Mall GLA (1)                       254,000 sq.ft.                275,000 sq.ft.

            (1) Inclusive of food court common area & annex ground floor.

                                                                             156
                                                          RETAIL INCOME APPROACH

                           COMPARABLE EXPENSE ANALYSIS

                                         Mall "A"        Mall "B"     Mall "C"
                                         YE 1995         YE 1995       YE 1996
                                          ($ PSF)         ($ PSF)      ($ PSF)
                                          -------         -------      -------

INCOME      Minimum Rent                   30.73           nav           62.34
            Overage Rent                    1.80           nav           25.25
            Reimbursements                 13.07           nav           23.84
            Other Income                    0.88           nav            0.92
                                          ------                       -------

                       Total Income        46.49           nav          112.36

EXPENSES    General Operating              12.61          10.05          20.11
            Taxes                           0.73           1.37           1.95
            Repairs & Maintenance       In Oper.           0.05           5.51
            Advertising & Promotions        0.71           2.45           2.99
            Other                           0.21           0.45           0.53
                                          ------          -----          -----
                       Total Expenses      14.26          14.36          31.09

            Expense Ratio                   30.7%           nav           27.7%

NET INCOME                                 32.23            nav          81.27

                                                                             157
                                                          RETAIL INCOME APPROACH

Capital Expenses

Leasing Commissions: During the lease-up period (Years One and Two), a fixed leasing commission of $2.0 million will apply, based upon the leasing agreement with the developer's outside broker. Upon releasing and renewal, brokerage fees have been projected at 5 percent for new tenants and 2.5 percent for renewals, with a blended rate of 3.25 percent. The rates used are based on typical commission rates, with a 70 percent probability of renewing.

Tenant Improvement Allowance: The developer's construction budget allocates a tenant improvement allowance totaling $8.3 million or approximately $30.00 per square foot of main floor area (based on 275,000 sf). We have forecast a tenant allowance of $10.7 million, based on the $40.00 per square foot workletter reportedly provided to tenants at Forum Shops. Workletter costs are deducted during the lease-up period in Years One and Two. Thereafter, new tenants leasing second generation space will receive a $20.00 per square foot workletter. Thus, based on a 70 percent retention ratio, the weighted average for speculative renewals is $6.00 per square foot.

The provision of a tenant improvement allowance is a relatively new expense for regional mall owners. In this instance, we have relied upon a similar project's workletter costs, as supported by the developer's construction budget, to project the workletter during the lease-up phase of the project. We have assumed this amount as reasonable given the likelihood that initial tenants leasing space in the subject will be offered an inducement to sign leases, whereas, later arriving tenants will not receive a workletter allowance.

Capital Reserves: Given the new construction status of the subject property, we have assumed a structural reserve of $0.15 per square foot, increasing annually at the rate of inflation, which is applied to the building's total physical area of 929,656 gross square feet, based on architectural figures submitted by the developer.

PROJECTION PERIOD

While actual holding periods for real estate investments vary depending upon a variety of factors, we have found that investors generally analyze income streams before acquisition based on 7-, 10- or 15-year projection periods. Reasons for selection of a projection period include investor expectations, lease terms, investment philosophy and type of property, among others. In this instance, we have projected a ten year holding period with the reversion based upon the average NOI during Years 11 through 13, which accounts for releasing risk.

                                                                             158
                                                          RETAIL INCOME APPROACH

CASH FLOW

Our cash flow estimates for the projection period beginning April 1, 1999 are presented in the accompanying table.

                                                                             159
                                                          RETAIL INCOME APPROACH

                             THE GRAND CANAL SHOPS
                    CASH FLOW ANALYSIS, AS OF APRIL 1, 1999
                                     ($000)


------                                               Yr. 1        Year 1        Year 2        Year 3        Year 4        Year 5
INCOME                                     GLA   Avg. Rent          2000          2001          2002          2003          2004
-----------------------------------------------------------------------------------------------------------------------------------
 Minimum Rent: Retail                  500,000      $45.02      19,274.4      25,635.8      27,008.6      27,461.7      28,932.3
               Restaurant                                        1,783.0       1,783.0       1,910.0       1,910.0       2,046.0
               Food Court                                          802.0         802.0         859.1         859.1         920.3
               Billboard Live!                                     649.4         649.4         649.4         649.4         649.4
                                                                   -----         -----         -----         -----         -----
 Total Minimum Rent                                             22,508.8      28,870.1      30,427.0      30,880.1      32,547.9

 Recoveries: Retail                                              3,720.7       5,078.9       5,256.7       5,440.7       5,631.1
             Restaurant                                            713.3         738.2         764.1         790.8         818.5
             Food Court                                            235.9         244.1         252.7         261.5         270.7
             Billboard Live!                                       248.8         248.8         248.8         248.8         248.8
                                                                   -----         -----         -----         -----         -----
 Total Recoveries                                                4,918.6       6,310.1       6,522.2       6,741.8       6,969.0

 Total Revenue                                                  27,427.4      35,180.2      36,949.3      37,621.9      39,517.0
 Less: Vacancy/Credit Loss                                           0.0      (2,462.6)     (2,586.4)     (2,633.5)     (2,766.2)
                                                                     ---      --------      --------      --------      --------

 Effective Gross Income (EGI)                                   27,427.4      32,717.6      34,362.8      34,998.4      36,750.8

--------
EXPENSES
--------
                                                    Percent
                                          PSF        of EGI
                                         -----       ------
 Cleaning                                $1.50        2.7%         747.8         934.8         967.5       1,001.3       1,036.4
 Mall Management Staff                   $0.74        1.3%         369.0         461.3         477.4         494.1         511.4
 Insurance                               $0.35        0.6%         175.0         218.8         226.4         234.3         242.5
 Security                                $1.32        2.4%         660.0         825.0         853.9         883.8         914.7
 Utilities                               $1.19        2.2%         595.3         919.6         951.8         985.1       1,019.5
 Customer Service                        $0.37        0.7%         185.0         231.3         239.3         247.7         256.4
 General & Administrative                $0.26        0.5%         128.0         160.0         165.6         171.4         177.4
 Parking / Loading Dock                  $1.00        1.8%         500.0         625.0         646.9         669.5         692.9
 Miscellaneous & Other                   $0.92        1.7%         462.2         577.8         598.0         618.9         640.6
 Taxes                                   $1.55        2.8%         773.9       1,195.4       1,237.3       1,280.6       1,325.4
 Repairs & Maintenance                   $2.82        5.1%       1,409.5       1,761.9       1,823.6       1,887.4       1,953.5
 Food Court CAM                          $0.52        1.0%         261.1         326.4         337.8         349.6         361.9
 Marketing Fund                          $1.14        2.1%         570.0         425.4         440.3         455.7         471.6
 Management Fee                          $1.10        2.0%         548.5         654.4         687.3         699.8         735.0
                                         -----        ---          -----         -----         -----         -----         -----

 Total Operating Expenses               $14.77       26.9%       7,385.5       9,316.8       9,652.9       9,979.2      10,339.2

---------------------
NET OPERATING INCOME                    $40.08       73.1%      20,041.9      23,400.8      24,709.9      25,009.2      26,411.6
---------------------

 Tenant Improvements                    $17.34       31.6%       8,669.7       2,043.5           0.0           0.0           0.0
 Leasing Commissions                     $3.40        6.2%       1,699.9         400.7           0.0           0.0           0.0
 Capital Reserves                        $0.28        0.5%         139.4         144.3         149.4         154.6         160.0

---------
CASH FLOW                               $19.07       34.8%       9,532.9      20,812.2      24,560.6      24,854.6      26,251.6
---------

-----------------------------------------------------------------------------------------------------------------------------------
REVERSION           Cap Rate:   10.00%    Reversion:       $296,267.0      GENERAL            Revenue Growth:                 3.50%
CALCULATION         Sales Cost:  1.00%    Less Sales Cost:   (2,962.7)     ASSUMPTIONS        Expense Growth:                 3.50%
                                                           ----------                         Tax Growth:                     3.50%
                                          Net Value:       $293,304.3


------                                Year 6      Year 7     Year 8      Year 9     Year 10    Year 11       Year 12       Year 13
INCOME                                  2005        2006       2007        2008        2009       2010          2011          2012
-----------------------------------------------------------------------------------------------------------------------------------
 Minimum Rent: Retail               29,417.6    30,992.9   31,512.9    33,200.4    33,757.4   33,299.4      36,286.3      38,304.1
               Restaurant            2,046.0     2,191.7    2,191.7     2,347.8     2,347.8    2,305.5       2,595.7       2,686.6
               Food Court              920.3       985.8      985.8     1,056.1     1,056.1    1,037.0       1,167.6       1,208.4
               Billboard Live!         649.4       649.4      649.4       649.4       649.4      649.4         649.4         649.4
                                       -----       -----      -----       -----       -----      -----         -----         -----
 Total Minimum Rent                 33,033.3    34,819.9   35,339.8    37,253.7    37,810.7   37,291.3      40,699.0      42,848.5

 Recoveries: Retail                  5,828.2     6,032.2    6,243.3     6,461.8     6,688.0    6,484.7       7,020.0       7,415.0
             Restaurant                847.2       876.8      907.5       939.3       972.1      922.3       1,041.4       1,077.8
             Food Court                280.1       290.0      300.1       310.6       321.5      277.4         313.2         324.1
             Billboard Live!           248.8       248.8      257.5       266.5       275.8      285.5         295.5         305.8
                                       -----       -----      -----       -----       ----       -----         -----         -----
 Total Recoveries                    7,204.2     7,447.7    7,708.4     7,978.1     8,257.4    7,969.8       8,670.0       9,122.8

 Total Revenue                      40,237.5    42,267.6   43,048.2    45,231.9    46,068.1   45,261.1      49,369.0      51,971.4
 Less: Vacancy/Credit Loss          (2,816.7)   (2,958.7)  (3,013.4)   (3,166.2)   (3,224.8)  (3,168.3)     (3,455.8)     (3,638.0)
                                    --------    --------   --------    --------    --------   --------      --------      --------

 Effective Gross Income (EGI)       37,420.9    39,308.9   40,034.8    42,065.6    42,843.3   42,092.8      45,913.1      48,333.3

--------
EXPENSES
--------



 Cleaning                            1,072.6     1,110.2    1,149.0     1,189.3     1,230.9    1,274.0       1,318.6       1,364.7
 Mall Management Staff                 529.3       547.8      567.0       586.8       607.4      628.6         650.6         673.4
 Insurance                             251.0       259.8      268.9       278.3       288.1      298.1         308.6         319.4
 Security                              946.7       979.8    1,014.1     1,049.6     1,086.4    1,124.4       1,163.7       1,204.5
 Utilities                           1,055.2     1,092.2    1,130.4     1,170.0     1,210.9    1,174.3       1,276.5       1,342.5
 Customer Service                      265.4       274.7      284.3       294.2       304.5      315.2         326.2         337.6
 General & Administrative              183.6       190.0      196.7       203.6       210.7      218.1         225.7         233.6
 Parking / Loading Dock                717.2       742.3      768.3       795.2       823.0      851.8         881.6         912.5
 Miscellaneous & Other                 663.0       686.2      710.2       735.1       760.8      787.4         815.0         843.5
 Taxes                               1,371.8     1,419.8    1,469.5     1,520.9     1,574.2    1,526.5       1,659.5       1,745.3
 Repairs & Maintenance               2,021.9     2,092.6    2,165.9     2,241.7     2,320.1    2,401.3       2,485.4       2,572.4
 Food Court CAM                        374.5       387.6      401.2       415.2       429.8      444.8         460.4         476.5
 Marketing Fund                        488.1       505.2      522.9       541.2       560.1      579.7         600.0         621.0
 Management Fee                        748.4       786.2      800.7       841.3       856.9      841.9         918.3         966.7
                                       -----       -----      -----       -----       -----      -----         -----         -----

 Total Operating Expenses           10,688.8    11,074.4   11,449.0    11,862.4    12,263.6   12,466.1      13,090.1      13,613.6

---------------------
NET OPERATING INCOME                26,732.1    28,234.4   28,585.8    30,203.3    30,579.7   29,626.7      32,823.1      34,719.8
---------------------

 Tenant Improvements                     0.0         0.0        0.0         0.0         0.0    3,141.0         819.5           0.0
 Leasing Commissions                     0.0         0.0        0.0         0.0         0.0   11,756.4       3,421.3           0.0
 Capital Reserves                      165.6       171.4      177.4       183.6       190.1      196.7         203.6         210.7

---------
CASH FLOW                           26,566.5    28,063.0   28,408.4    30,019.7    30,389.6   14,532.6      28,378.7      34,509.1
---------

------------------------------------------------------------------------------------------------------------------------------------
REVERSION           Cap Rate:   10.00%    Reversion:       $296,267.0      GENERAL            Revenue Growth:                 3.50%
CALCULATION         Sales Cost:  1.00%    Less Sales Cost:   (2,962.7)     ASSUMPTIONS        Expense Growth:                 3.50%
                                                           ----------                         Tax Growth:                     3.50%
                                          Net Value:       $293,304.3

                                                                             160
                                                          RETAIL INCOME APPROACH


DISCOUNTED CASH FLOW ANALYSIS

Once the income stream over the projection period is determined, the next step is to discount the periodic cash flow and the reversion at the end of the holding period to an indicated value as of the valuation date. The following definitions and assumptions were employed in our analysis.

Net Operating Income: Net income remaining after all expenses but before capital items; i.e., tenant improvement costs, leasing commissions, and capital expenditures.

Cash Flow:              Income available after all capital items, including
                        reserves, leasing commissions and tenant improvements, if applicable.

Overall Rate:           A rate which  reflects the  relationship  of the first
                        year's net income to total value, derived by dividing the net income by the indicated value.

Discount Rate: A rate of return used to estimate the present value of future cash flows including the reversion (less sales proceeds) of the property at the end of the holding period. The discount rate is alternately called an Internal Rate of Return.

Terminal
Capitalization
Rate: An overall rate applied to the projected net operating income at the end of the holding period to determine the amount of the reversion. A disposition fee is usually deducted from the reversion.

Holding Period:         A holding period is the term of ownership of an
                        investment, also referred to as the projection period for the purposes of analysis and valuation.

Rate Selection

The selection of appropriate Discount Rates and Terminal Capitalization Rates for use in arriving at an estimate of value is a judgmental process. Regional malls and specialty retail centers throughout the country have an international market appeal. Competition with many other investment vehicles has an influence on rates of return required by investors. The discount rate derived by analyzing competitive money market rates of return forms some basis upon which to predict a rate of return. Rates of return of long-term treasury bonds and corporate industrial bonds are compared to the assumed holding period of the subject property.

For real estate investments, rates may be influenced by risk, degree of liquidity, burden of management, tax benefits, and future appreciation or depreciation. Adjustments must be made to the safe rates

                                                                             161
                                                          RETAIL INCOME APPROACH

(government bonds, etc.) to compensate for these factors. Consequently, yields required for real estate are almost always higher than those for non-real estate investments.

Investment criteria for the national regional mall market are analyzed in the following table. Various investors were interviewed by Peter F. Korpacz and Associates, Inc. The criteria was current as of the Second Quarter 1997.


          Summary of Investor Criteria - National Regional Mall Market
                               Second Quarter 1997

Key Indicators        Current Quarter   Last Quarter        Year Ago
--------------        ---------------   ------------        --------
Discount Rate (IRR):

Range                 10.50% - 14.00%   10.00% - 14.00%     10.00% - 14.00%

Average               11.75%            11.69%              11.50%
Overall Cap. Rate:

Range                 7.00% - 11.00%    7.00% - 11.00%      6.25% - 11.00%

Average               8.57%             8.57%               8.17%
Rent Growth Rate:

Range                 0.00% - 4.00%     0.00% - 4.00%       0.00% - 4.00%

Average               2.86%             2.64%               2.64%
Expense Growth Rate:

Range                 3.00% - 4.00%     3.00% - 4.00%       3.00% - 4.00%

Average               3.75%             3.78%               3.89%
Residual Cap. Rate:

Range                 7.50% - 11.00%    7.50% - 11.00%      7.00% - 11.00%

Average               8.78%             8.76%               8.56%


As indicated in the preceding table, Internal Rates of Return for the nationwide regional mall market range from 10.50 to 14.00 percent, with an average of 11.75 percent. Initial capitalization rates range from 7.00 to 11.00 percent, with an average of 8.57 percent. Residual capitalization rates show a range of 7.50 to
11.00 percent, with an average of 8.78 percent, which is 0.21 percentage points above the average going-in rate.

                                                                             162
                                                          RETAIL INCOME APPROACH

On average, investor yield requirements for regional malls have increased 25 basis points over the last twelve months, an indication of the general perception that the retail market continues to cause investors concern, with the primary focus that of sluggish retail sales and the financial instability of tenants.

Rental growth rates selected by the investors in the Korpacz survey range from
0.0 to 4.0 percent, with an average of 2.86 percent. Expense growth rates are expected to outpace revenue rates over the near-term; a range of 3.0 to 4.0 percent, and an average of 3.75 percent, is evidenced.

In addition to the investor survey, we have reviewed recent transfers of regional shopping centers in order to examine rates and other investment parameters from the market. The table which follows summarizes the data:

                                                                             163
                                                          RETAIL INCOME APPROACH


       Indication of Investment Parameters - Shopping Center Transactions

                    Price                  Price to Sales  Sale   No. of Anchors
No.  Location       PSF     IRR       OAR     Ratio (1)    Date   (No. in Sale)
---  --------       ---     ---       ---   -----------    ----   -------------

1.   Texas          $469    11.25%    6.5%      1.16       1/97     Five (None)
2.   Florida        $262    12.00%    8.0%      0.94       12/96    Four (None)
3.   Minnesota      $248    12.50%    8.0%      1.06       12/96    Four(1)
4.   Michigan       $112    18.50%   12.5%      0.49       12/96    n/a (None)
5.   Tennessee      $42     22.10%   15.4%      0.18       12/96    n/a (All)
6.   Illinois       $421    n/a       7.9%      1.10       12/96    n/a (None)
7.   California     $126    20.10%   10.4%      0.44       12/96    n/a (None)
8.   Oklahoma(2)    n/a     13.00%   11.0%      n/a        12/96    Two(2);
                            11.50%   10.3%                          n/a (None)
9.   California     $123    15.20%    9.1%      0.47       11/96    n/a(2)
10.  Montana        $109    15.80%    9.9%      0.47       11/96    n/a(2)
11.  Southeast U.S. $486    10.70%    6.1%      1.13       11/96    n/a (None)
12.  Illinois       $274    n/a       8.9%      0.86       11/96    n/a (None)
13.  Tennessee      $80     n/a       9.9%      0.33       11/96    n/a (None)
14.  Texas          $183    n/a       9.0%      0.80       11/96    n/a (None)
15.  Georgia        $247    n/a       9.4%      0.79       8/96     Four (None)
16.  California     $234    n/a      10.3%      0.69       6/96     n/a (None)
17.  Virginia       $147    12.00%    9.3%      0.54       5/96     n/a (None)
18.  Connecticut    n/a     n/a       6.8%      n/a        3/96     n/a (None)
19.  California     $355    n/a       7.6%      1.18       3/96     n/a(1)
20.  Pennsylvania   $75     10.50%   13.0%      0.36       3/96     n/a
21.  New York       $263    11.00%    7.7%      0.66       12/95    Four(2)
22.  New York       $690    n/a       n/a       1.09       12/95    n/a (None)
23.  Texas          $327    11.40%    6.6%      1.01       9/95     n/a (None)

(1)  Ratio of purchase price psf to mall sales psf.

                                                                             164
                                                          RETAIL INCOME APPROACH

The sales presented indicate discount rates (IRR) ranging from 10.5 to 22.1 percent, and average of 13.84 percent. Initial capitalization rates range from
6.11 to 15.4 percent, with an average of 9.29 percent. Overall rates varied considerably due to a number of factors. Most often, the inclusion or exclusion of anchor department stores in the sale, as well as with expansion opportunities of a center, are the dominant issues influencing the center's derived rates. Lower rates often reflect an investor's expectation that development profit from a potential increase in cash flow can be earned if expansion of the center is possible.

Yield requirements for all types of investment-grade properties throughout the U.S. have generally decreased slightly over the past year. Competition for the most sought after properties appears steady due to a variety of factors, including the scarcity of good quality investment real estate, the desire for an adequate hedge against inflation, and the quest for a safe haven for investment capital. Arising out of concerns over troubled real estate markets and overbuilding, investor cash flow projections today tend to be more "realistic", incorporating assumptions and probabilities that conform to actual market experience and predicated upon moderate future expectations.

Despite the fact that regional malls remain the top property preference for investors, yield rates for these properties have remained stagnant over the recent past. Demand for these properties remains strong; however, owners have been reluctant to place their best properties on the market. The best malls, that is Class A malls located in or adjacent to the largest markets, still trade at the low end of the range. Grade B malls trade in the middle to upper range of the yield and cap rate indicators. Although the subject mall is considered an investment-grade property of Class A quality, its future occupancy and eventual performance are highly speculative at this juncture.

These factors increase the risk in the subject mall to a potential acquirer. The Korpacz survey indicates equity IRRs (discount rates) ranging from 15.00 to
14.00 percent with an average of 11.75 percent, as of 1997's second quarter. Given the speculative nature of developing and leasing the subject mall, it is reasonable to consider a rate well above the average. In our opinion, a discount rate of 13.00 percent is reasonable and adequately supported.

Maintaining consistency with the discount rate selection, the residual capitalization rate should be above the indicated mid-point of both the sales cited in the transactions table, as well as the Korpacz survey. Thus, we have chosen 10.00 percent as our residual capitalization rate.

                                                                             165
                                                          RETAIL INCOME APPROACH

INCOME APPROACH CONCLUSION

Value Upon Completion

Based on the preceding rates and assumptions, as indicated on the accompanying matrix (based on varying terminal capitalization and discount rates), a market value indication of $220,000,000 (rounded), is derived for the subject mall via the DCF method and indicative of a derived overall rate which averages 10.87 percent during the first five years of the holding period. The indicated value represents a price to sales ratio of 0.73 percent ($440 psf / $602 psf), which is in line with the transaction data cited.

                                                                             166
                                                          RETAIL INCOME APPROACH


Discounted Cash Flow Matrix   Property Name:       The Grand Canal Shops  Equity Value:                $220,032,024
Value Upon Completion         Net Rentable Area:       500,000            Equity Value Per SF (Rd):         $440.00
                                                                          Avg. Annual NOI Growth:             4.92%
                              Capitalization Rate
                              (Reversion):               10.00%           Avg. Annual CF Growth:             10.47%
                              Discount Rate:             13.00%           % of Reversion to Value:           39.67%
                              Sales Commission:           1.00%           Annual Growth PV to Reversion:      3.02%


                                                           Capitalization Rates

                                   9.00%              9.25%              9.50%              9.75%             10.00%
               11.50%       $254,604,503       $251,362,217       $248,290,578       $245,376,459       $242,608,046
               11.75%       $250,370,974       $247,200,497       $244,196,887       $241,347,309       $238,640,209
               12.00%       $246,228,706       $243,128,292       $240,191,057       $237,404,450       $234,757,173
               12.25%       $242,175,433       $239,143,382       $236,270,913       $233,545,750       $230,956,845
               12.50%       $238,208,953       $235,243,611       $232,434,340       $229,769,134       $227,237,189
Discount       12.75%       $234,327,124       $231,426,881       $228,679,282       $226,072,585       $223,596,224
 Rates         13.00%       $230,527,865       $227,691,151       $225,003,738       $222,454,141       $220,032,024
               13.25%       $226,809,147       $224,034,435       $221,405,761       $218,911,891       $216,542,714
               13.50%       $223,169,000       $220,454,803       $217,883,459       $215,443,979       $213,126,472
               13.75%       $219,605,507       $216,950,376       $214,434,989       $212,048,597       $209,781,524
               14.00%       $216,116,802       $213,519,326       $211,058,560       $208,723,987       $206,506,143
               14.25%       $212,701,069       $210,159,874       $207,752,427       $205,468,439       $203,298,650
               14.50%       $209,356,542       $206,870,290       $204,514,894       $202,280,287       $200,157,411


                                  10.25%             10.50%             10.75%             11.00%
               11.50%       $239,974,677       $237,466,707       $235,075,387       $232,792,763
               11.75%       $236,065,163       $233,612,738       $231,274,379       $229,042,310
               12.00%       $232,239,032       $229,840,802       $227,554,117       $225,371,373
               12.25%       $228,494,228       $226,148,879       $223,912,616       $221,778,001
               12.50%       $224,828,753       $222,535,004       $220,347,942       $218,260,291
Discount       12.75%       $221,240,660       $218,997,266       $216,858,216       $214,816,396
 Rates         13.00%       $217,728,058       $215,533,806       $213,441,612       $211,444,517
               13.25%       $214,289,107       $212,142,814       $210,096,349       $208,142,905
               13.50%       $210,922,015       $208,822,531       $206,820,698       $204,909,858
               13.75%       $207,625,039       $205,571,245       $203,612,976       $201,743,719
               14.00%       $204,396,486       $202,387,289       $200,471,543       $198,642,876
               14.25%       $201,234,704       $199,269,042       $197,394,806       $195,605,762
               14.50%       $198,138,089       $196,214,926       $194,381,212       $192,630,849

===========================================================================================================================
                     Yr 1            Yr 2            Yr 3            Yr 4             Yr 5            Yr 6            Yr 7
NOI           $20,041,937     $23,400,769     $24,709,935      $25,009,201     $26,411,577     $26,732,101     $28,234,429
Cash Flow      $9,532,899     $20,812,237     $24,560,554      $24,854,592     $26,251,557     $26,566,480     $28,063,011


OAR                 9.11%          10.64%          11.23%           11.37%          12.00%          12.15%          12.83%
C on C              4.33%           9.46%          11.16%           11.30%          11.93%          12.07%          12.75%
===========================================================================================================================

================================================================================
           Yr 8            Yr 9           Yr 10        Yr 11-13
NOI           $28,585,783     $30,203,281     $30,579,651     $32,389,854
Cash Flow     $28,408,366     $30,019,654     $30,389,597     $25,806,821


OAR                12.99%          13.73%          13.90%          14.72%
C on C             12.91%          13.64%          13.81%          11.73%
================================================================================

          [Overall Rates Line Graph Omitted]   [Cash on Cash Line Graph Omitted]


              5 Year Average        10.87%          5 Year Average     9.64%
             10 Year Average        11.99%         10 Year Average    11.34%

                                                                             167
                                                          RETAIL INCOME APPROACH

Value Upon Stabilization

Given the level of occupancy projected, stabilization occurs in the second year of the holding period. Although only one actual lease has been signed at the subject to date, this valuation assumes that the property will be aggressively marketed and managed, and that the leaseable space is offered at market rates. In light of the range of occupancies in peer properties surveyed for this assignment, the 93 percent stabilized occupancy projected for the subject is considered reasonable. Furthermore, in estimating the stabilized value, we have adjusted our discount and residual cap rates downward by 50 basis points to reflect the elimination of lease-up risk by Year Two. Thus, value upon stabilized occupancy, derived by discounting the cash flow for FY2001 through FY2010, and reversion, at 12.50 and 9.50 percent, respectively, is estimated at $248,000,000 (rounded). A discounted cash flow and valuation matrix reflecting our stabilized projections have been placed on the pages which follow.

                                                                             168
                                                          RETAIL INCOME APPROACH

                             THE GRAND CANAL SHOPS
                    CASH FLOW ANALYSIS, AS OF APRIL 1, 2000
                                     ($000)

                                             Yr. 1     Year 1     Year 2     Year 3     Year 4     Year 5     Year 6
INCOME                              NRA    Avg. Rent     2001       2002       2003       2004       2005       2006
-----------------------------------------------------------------------------------------------------------------------
Minimum Rent: Retail              500,000   $58.84   26,095.3   26,533.0   27,953.9   28,422.8   29,944.9   30,447.2
                                  -------   ------   --------   --------   --------   --------   --------   --------
              Restaurant                              1,845.4    1,845.4    1,976.8    1,976.8    2,117.6    2,117.6
              Food Court                                830.0      830.0      889.2      889.2      952.5      952.5
              Billboard Live!                           649.4      649.4      649.4      649.4      649.4      649.4
                                                     --------   --------   --------   --------   --------   --------
Total Minimum Rent                                   29,420.1   29,857.8   31,469.2   31,938.2   33,664.4   34,166.7

Recoveries:   Retail                                  5,078.9    5,256.7    5,440.7    5,631.1    5,828.2    6,032.2
              Restaurant                                738.2      764.1      790.8      818.5      847.2      876.8
              Food Court                                244.1      252.7      261.5      270.7      280.1      290.0
              Billboard Live!                           248.8      248.8      248.8      248.8      248.8      248.8
                                                     --------   --------   --------   --------   --------   --------
Total Recoveries                                      6,310.1    6,522.2    6,741.8    6,969.0    7,204.2    7,447.7

Total Revenue                                        35,730.1   36,380.1   38,211.0   38,907.2   40,868.6    4,614.4
Less: Vacancy/Credit Loss                            (2,501.1)  (2,546.6)  (2,674.8)  (2,723.5)  (2,860.8)  (2,913.0)
                                                     --------   --------   --------   --------   --------   --------

Effective Gross Income (EGI)                         33,229.0   33,833.5   35,536.3   36,183.7   38,007.8   38,701.4


                                     Year 7       Year 8     Year 9    Year 10    Year 11    Year 12
INCOME                                 2007         2008       2009       2010       2011       2012
----------------------------------------------------------------------------------------------------
Minimum Rent: Retail               32,O77.7     32,615.8   32,173.4   35,059.2   37,008.8   38,304.1
                                   --------   ----------   --------   --------   --------   --------
              Restaurant            2,268.4      2,268.4    2,227.5    2,508.0    2,595.7    2,686.6
              Food Court            1,020.3      1,020.3    1,001.9    1,128.1    1,167.6    1,208.4
              Billboard Live!         649.4        649.4      649.4      649.4      649.4      649.4
                                   --------   ----------   --------   --------   --------   --------
Total Minimum Rent                 36,015.9     36,554.0   36,052.2   39,344.7   41,421.5   42,848.5

Recoveries:   Retail                6,243.3      6,461.8    6,265.4    6,782.5    7,164.3    7,415.0
              Restaurant              907.5        939.3      891.1    1,006.2    1,041.4    1,077.8
              Food Court              300.1        310.6      268.0      302.6      313.2      324.1
              Billboard Live!         257.5        266.5      275.8      285.5      295.5      305.8
                                   --------   ----------   --------   --------   --------   --------
Total Recoveries                    7,708.4      7,978.1    7,700.3    8,376.8    8,814.3    9,122.8

Total Revenue                      43,724.2     44,532.2   43,752.5   47,721.4   50,235.8   51,971.4
Less: Vacancy/Credit Loss          (3,060.7)    (3,117.3)  (3,062.7)  (3,340.5)  (3,516.5)  (3,638.0)
                                   --------   ----------   --------   --------   --------   --------

Effective Gross Income (EGI)       40,663.5     41,414.9   40,689.8   44,380.9  46,719.3   48,333.3


EXPENSES

                                       Percent
                             PSF         EGI
                            ------     -------

Cleaning                    $ 1.87       2.8%      934.8     967.5   1,001.3   1,036.4   1,072.6
Mall Management Staff       $ 0.92       1.4%      461.3     477.4     494.1     511.4     529.3
Insurance                   $ 0.44       0.7%      218.8     226.4     234.3     242.5     251.0
Security                    $ 1.65       2.5%      825.0     853.9     883.8     914.7     946.7
Utilities                   $ 1.84       2.8%      919.6     951.8     985.1   1,019.5   1,055.2
Customer Service            $ 0.46       0.7%      231.3     239.3     247.7     256.4     265.4
General & Administrative    $ 0.32       0.5%      160.0     165.6     171.4     177.4     183.6
Parking /Loading Dock       $ 1.25       1.9%      625.0     646.9     669.5     692.9     717.2
Miscellaneous & Other       $ 1.16       1.7%      577.8     598.0     618.9     640.6     663.0
Taxes                       $ 2.39       3.6%    1,195.4   1,237.3   1,280.6   1,325.4   1,371.8
Repairs & Maintenance       $ 3.52       5.3%    1,761.9   1,823.6   1,887.4   1,953.5   2,021.9
Food Court CAM              $ 0.65       1.0%      326.4     337.8     349.6     361.9     374.5
Marketing Fund              $ 0.85       1.3%      425.4     440.3     455.7     471.6     488.1
Management Fee              $ 1.33       2.0%      664.6     676.7     710.7     723.7     760.2
                            ------       ---     -------   -------   -------   -------   -------
Total Operating Expenses    $18.65      28.1%    9,327.0   9,642.3   9,990.1  10,327.9  10,700.5

NET OPERATING INCOME        $47.80      71.9%   23,902.0  24,191.2  25,546.1  25,855.8  27,307.3

Tenant Improvements         $ 0.00       0.0%        0.0       0.0       0.0       0.0       0.0
Leasing Commissions         $ 0.00       0.0%        0.0       0.0       0.0       0.0       0.0
Capital Reserves            $ 0.29       0.4%      144.3     149.4     154.6     160.0     165.6

CASH FLOW                   $47.52      71.5%   23,757.7  24,041.8  25,391.5  25,695.8  27,141.7


                                       Percent
                             PSF         EGI
                            ------     -------

Cleaning                      1,110.2   1,149.0   1,189.3   1,230.9   1,274.0   1,318.6   1,364.7
Mall Management Staff           547.8     567.0     586.8     607.4     628.6     650.6     673.4
Insurance                       259.8     268.9     278.3     288.1     298.1     308.6     319.4
Security                        979.8   1,014.1   1,049.6   1,086.4   1,124.4   1,163.7   1,204.5
Utilities                     1,092.2   1,130.4   1,170.0   1,210.9   1,174.3   1,276.5   1,342.5
Customer Service                274.7     284.3     294.2     304.5     315.2     326.2     337.6
General & Administrative        190.0     196.7     203.6     210.7     218.1     225.7     233.6
Parking /Loading Dock           742.3     768.3     795.2     823.0     85l.8     881.6     912.5
Miscellaneous & Other           686.2     710.2     735.1     760.8     787.4     815.0     843.5
Taxes                         1,419.8   1,469.5   1,520.9   1,574.2   1,526.5   1,659.5   1,745.3
Repairs & Maintenance         2,092.6   2,165.9   2,241.7   2,320.1   2,401.3   2,485.4   2,572.4
Food Court CAM                  387.6     401.2     415.2     429.8     444.8     460.4     476.5
Marketing Fund                  505.2     522.9     541.2     560.1     579.7     600.0     621.0
Management Fee                  774.0     813.3     828.3     813.8     887.6     934.4     966.7
                              -------   -------   -------   -------   -------   -------    ------
Total Operating Expenses     11,062.3  11,461.6  11,849.3  12,220.6  12,511.9  13,106.2  13,613.6

NET OPERATING INCOME         27,639.1  29,201.9  29,565.5  28,469.2  31,869.0  33,613.1  34,719.8

Tenant Improvements               0.0       0.0       0.0   3,034.8     791.8       0.0       0.0
Leasing Commissions               0.0       0.0       0.0  11,358.8   3,305.6       0.0       0.0
Capital Reserves                171.4     177.4     183.6     190.1     196.7     203.6     210.7

CASH FLOW                    27,467.7  29,024.5  29,381.9  13,885.6  27,575.0  33,409.5  34,509.1


REVERSION         Cap. Rate:       9.50%           Reversion:            $353,822.1         GENERAL          Revenue Growth:   3.50%
CALCULATION      Sales Cost:       1.00%           Less Sales Cost:        (3,538.2)        ASSUMPTIONS      Expense Growth:   3.50%
                                                                         ----------                          Tax Growth:       3.50%
                                                   Net Value:            $350.283.9

                                                                             169
                                                          RETAIL INCOME APPROACH


Discounted Cash Flow Matrix   Property Name:                 The Grand Canal Shops     Equity Value:               $247,948,001
Stabilized Value              Net Rentable Area:                    500,000            Equity Value Per SF (Rd):        $496.00
                                                                                       Avg. Annual NOI Growth:            3.47%
                              Capitalization Rate (Reversion):        9.50%            Avg. Annual CF Growth:             3.47%
                              Discount Rate:                         12.50%            % of Reversion to Value:          43.94%
                              Sales Commission:                       1.00%            Annual Growth PV to Reversion:     3.62%

                              Capitalization Rates

                         8.50%         8.75%         9.00%         9.25%         9.50%
          11.00%  $286,948,745  $283,009,372  $279,288,854  $275,769,444  $272,435,267
          11.25%  $282,321,537  $278,469,800  $274,832,048  $271,390,931  $268,130,926
          11.50%  $277,794,459  $274,028,217  $270,471,211  $267,106,476  $263,918,832
          11.75%  $273,365,008  $269,682,180  $266,203,952  $262,913,738  $259,796,692
          12.00%  $269,030,752  $265,429,308  $262,027,945  $258,810,439  $255,762,276
Discount  12.25%  $264,789,324  $261,267,291  $257,940,927  $254,794,367  $251,813,415
  Rate    12.50%  $260,638,423  $257,193,880  $253,940,700  $250,863,368  $247,948,001
          12.75%  $256,575,812  $253,206,887  $250,025,124  $247,015,349  $244,163,983
          13.00%  $252,599,314  $249,304,185  $246,192,119  $243,248,272  $240,459,365
          13.25%  $248,706,813  $245,483,706  $242,439,660  $239,560,158  $236,832,208
          13.50%  $244,896,250  $241,743,437  $238,765,780  $235,949,078  $233,280,623
          13.75%  $241,165,622  $238,081,420  $235,168,563  $232,413,157  $229,802,773
          14.00%  $237,512,980  $234,495,751  $231,646,145  $228,950,573  $226,396,872


                         9.75%        10.00%        10.25%        10.50%
          11.00%  $269,272,073  $266,267,039  $263,408,592  $260,686,261
          11.25%  $265,038,101  $262,099,917  $259,305,059  $256,643,289
          11.50%  $260,894,657  $258,021,691  $255,288,869  $252,686,182
          11.75%  $256,839,495  $254,030,157  $251,357,861  $248,812,817
          12.00%  $252,870,428  $250,123,173  $247,509,930  $245,021,128
Discount  12.25%  $248,985,332  $246,298,654  $243,743,033  $241,309,108
  Rate    12.50%  $245,182,140  $242,554,572  $240,055,178  $237,674,802
          12.75%  $241,458,841  $238,888,955  $236,444,431  $134,116,312
          13.00%  $237,813,479  $235,299,887  $232,908,909  $230,631,788
          13.25%  $234,244,153  $231,785,501  $229,446,783  $227,219,432
          13.50%  $230,749,012  $228,343,981  $226,056,269  $223,877,496
          13.75%  $227,326,255  $224,973,562  $222,735,635  $220,604,276
          14.00%  $223,974,130  $221,672,526  $219,483,195  $217,398,118

=============================================================================================================
                             Yr 1           Yr 2           Yr 3           Yr 4           Yr 5           Yr 6
NOI                   $23,902,029    $24,191,171    $25,546,133    $25,855,843    $27,307,324    $27,639,130
Cash Flow             $23,757,700    $24,041,790    $25,391,524    $25,695,823    $27,141,703    $27,467,712

OAR                          9.64%          9.76%         10.30%         10.43%         11.01%         11.15%
C on C                       9.58%          9.70%         10.24%         10.36%         10.95%         11.08%
=============================================================================================================


=================================================================================================
                             Yr 7           Yr 8           Yr 9             Yr 10          Yr 11
NOI                   $29,201,903    $29,565,542    $28,469,247       $31,869,022    $33,613,104
Cash Flow             $29,024,486    $29,381,915    $13,885,581       $27,574,982    $33,409,514

OAR                         11.78%         11.92%         11.48%            12.85%         13.56%
C on C                      11.71%         11.85%          5.60%            11.12%         13.47%
=================================================================================================


[Overall Rates Line Graph Omitted]             [Cash on Cash Line Graph Omitted]



           5 Year Average   10.23%
          10 Year Average   11.03%

                                                                             170
                                                 VALUATION OF DEVELOPMENT RIGHTS


                  VALUE OF THE RETAIL MALL'S DEVELOPMENT RIGHTS

The structural configuration and specific design of the retail mall, as proposed, is relatively unique, particularly in the Las Vegas market. We are referring here to a combination of the physical placement of the retail mall atop the casino podium and also within an envelope of ownership that is separate from, though closely related to, the remaining functional components; i.e., the casino hotel and the Sands expo center. Typically, a retail project similar in scope to the subject mall most likely would be erected on its own parcel of land. Furthermore, the fee simple owner of the land could then either sell or lease the site for development, or develop the project and hold or sell the leased fee interest.

In this case, however, the creation of a separate ownership interest in the retail portion of the project (i.e., the retail condominium interest), gives the owner of the development rights (i.e., the owner of the right to develop the project, as proposed), an interest in any value remaining after development and leasing costs are expended, and the project is completed and operational. In essence, the owner of the development rights possesses an interest similar to a leasehold in the land, if the retail mall were being developed on leased land, or a leasehold under terms of a master lease.

In deriving a value estimate for these rights, we have utilized the developer's cost budget for the retail mall, adjusted for additional costs related to insufficient parking spaces, plus entrepreneurial profit, to estimate total development costs, which are then deducted from the value upon completion estimate. A table summarizing our value estimate is provided on the following page.

The $33 million value estimate derived represents the right to develop the retail mall in the Venetian mega-resort.

                                                 VALUATION OF DEVELOPMENT RIGHTS

                 VALUE OF THE RETAIL MALL'S DEVELOPMENT RIGHTS


 DEVELOPMENT COSTS - RETAIL MALL                                          %
                                                          ($)          of Total
                                                       ----------      --------
 Total Construction .................................  78,921,170        56.38%
 Additional CM Costs.................................     416,972         0.30%
 Therming           .................................  19,379,321        13.85%
 FF&E               .................................     187,508         0.13%
 Signage            .................................     107,965         0.08%
 Design             .................................   4,769,167         3.41%
 Permits & Fees     .................................   1,687,228         1.21%
 Pre-Opening        .................................   1,573,000         1.12%
 Soft Costs         .................................  12,453,906         8.90%
 Consumer Experience.................................   3,000,000         2.14%
 Construc. Admin.   .................................   1,264,116         0.90%
 Contingency        .................................   4,230,560         3.02%
 Financing          .................................  11,980,000         8.56%
                                                       ----------        ------

 Subtotal                                             $139,970,913       100.00%
 Plus: Additional Parking                               4,480,000
       Central Plant                                   11,760,000
 Developer's Profit at    20.00%                       31,242,183
                                                     ------------
 TOTAL DEVELOPMENT COST                              $187,453,096
 VALUE UPON COMPLETION                               $220,000,000

 INDICATED VALUE OF DEVELOPMENT RIGHTS                $32,546,904

                                                (Rd)  $33,000,000

                                     ADDENDA

                                Engagement Letter

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

June 30, 1997

Goldman Sachs Credit Partners L.P.
85 Broad Street
New York, NY 10004

Goldman Sachs Mortgage Company
85 Broad Street
New York, NY 10004

GMAC Commercial Mortgage Corporation
100 S. Wacker
Suite 400
Chicago, IL 60606

Re:   Venetian Casino Resort Project Appraisal

Dear Sirs:

Thank you for the opportunity to respond to your request for a proposal to appraise the Phase I retail, casino and hotel components of the Venetian Casino Resort project. We are pleased to submit the following proposal to provide you with a market value appraisal of the captioned real estate.

For 50 years, Landauer Real Estate Counselors has been committed to providing its clients with sound, independent advice and opinions based on solid information and insightful research. Landauer has been the industry leader in analyzing and interpreting the real estate market since 1946 when James D. Landauer counseled our first client, CBS, Inc. Today, Landauer annually provides a wide range of real estate services to clients worldwide pertaining to over $80 billion of real estate assets.

We understand that the appraisal will be used for underwriting purposes. The proposed project is to include a 3,037 key hotel, an approximately 100,000 square foot casino hotel, one showroom and 415,000 square feet (net) of retail space. The retail centre will constitute a condominium unit within the proposed Venetian Casino Resort. The condominiumized interest includes portions of three floors.

It is our understanding that we are to appraise the fee simple interest in the entire project and separately, the retail centre.

This letter presents the objective and scope of our work, our relevant appraisal experience, client references, appraisal methodology, as well as the time requirements and fees for our services.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Goldman Sachs Credit Partners L.P.
Goldman Sachs Mortgage Company
GMAC Commercial Mortgage Corporation
June 30, 1997
Page 2

The assignment will be staffed by two very senior members of Landauer's Los Angeles staff. Complete summaries of the qualifications of Vincent Vassallo, MAI, and Karen L. Johnson, MAI, both Managing Directors, are attached. In addition to having appraised the Sands Expo Center and the land underlying the Venetian project, Ms. Johnson prepared an investment value appraisal of the Bally's assets in Las Vegas as part of the acquisition of Bally's by Hilton and a market value appraisal of the land underlying the Wet n'Wild water park on the Las Vegas Strip. Off the strip, Ms. Johnson has appraised the land for a proposed casino hotel and entertainment center in Henderson, Nevada and other parcels in Northwest and Southwest Las Vegas. Specifically, Mr. Vassallo has appraised the Aladdin Hotel and Casino, and Fashion Showcase Mall in Las Vegas. He is very familiar with Clark County's growth and development, having appraised the land for planned residential communities such as Seven Hills, Green Valley, Sun Ridge, and Mountain Spa. Outside of Clark County, Mr. Vassallo has appraised numerous retail properties in Manhattan Beach, Redondo Beach, Sherman Oaks, Rancho Palos Verde and Marina Del Rey. Mr. Vassallo and Ms. Johnson have extensive resources to draw from within the Landauer organization. Two members of Landauer's staff edited the Urban Land Institute text titled "Shopping Centers and Other Retail Properties."

Our valuation will be presented in a self contained narrative format, in compliance with current FIRREA guidelines, containing a complete description of the property, along with pertinent exhibits and photographs. In the report, the economic development of Las Vegas will be discussed in depth along with recent trends in the gaming, convention, lodging and retail (including, without limitation, shopping malls) industries. The assignment will comprise the entire Phase I project consisting of the hotel, retail, and casino components as noted; the engagement will also include a valuation of the retail centre alone.

Specific to the retail component, recent specialty retail lease comparables will be listed, thoroughly analyzed and compared to the subject project. The most recent cost estimates for the retail component, including the allocation for common area costs, will be reviewed. If meaningful comparables can be identified, cost estimates for other, similar retail developments will be utilized as a check on value conclusions. If retail sales comparables can be found, we will perform a Sales Comparison Approach along with any other applicable alternative method of valuation. An Income Approach will be performed utilizing data from the rental comparables and local expense data. For this purpose, we expect to review and consider the projections for the project provided by you, it being understood, however, that we will make such adjustments to the projections for purposes of our appraisal, as we deem appropriate, based upon our independent research.

All valuation work conducted by Landauer Associates is prepared in conformity with and is subject to the requirements of the Code of Professional Ethics and Standards of Professional Conduct of the Appraisal Institute, including the Uniform Standards of Professional Appraisal Practice. The attached Certification and Assumptions and Limiting Conditions will be included in our report. This proposal and the report will be contingent upon your acceptance of them.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Goldman Sachs Credit Partners L.P.
Goldman Sachs Mortgage Company
GMAC Commercial Mortgage Corporation
June 30, 1997
Page 3

We will furnish you with five copies of our report within approximately four weeks of your authorization to proceed and the receipt of retainer.

Our fee for an appraisal of the Phase I project is $37,000. In the event that the project or deal structure with regard to common area allocations and maintenance expenses changes materially during the conduct of this appraisal, it will be necessary for us to revise our estimate of value. The fees for professional time incurred in such an iterative process are not included in this quotation. This and any additional analysis requested by the client subsequent to that which is described in this contract, will be billed at our prevailing hourly rates, which are set forth below. Preparation for court testimony, depositions, or other proceedings relevant to our value opinion, and actual time devoted to the proceeding, will be billed at our prevailing hourly rates plus reimbursement of reasonable out-of-pocket expenses.

                             HOURLY FEE SCHEDULE

                          Senior Managing Director   $250
                          Managing Director          $200
                          Director                   $110
                          Analyst                    $ 60

Reasonable travel costs and incidental out-of-pocket expenses are reimbursable in addition to our fee. We estimate that these will not exceed $2,000.

We require a retainer of $12,000 prior to the start of the assignment. With the issuance of the draft document, an additional $12,000, plus the out-of-pocket expenses to date will be billed. Upon the delivery of the final document, the remaining fees will be billed.

If the assignment is terminated prior to completion of the assignment, we will bill only for the actual time and reasonable out-of-pocket expenses incurred to the point of termination.

Please indicate your acceptance of this proposal, and provide authorization to proceed by signing the enclosed copy of this letter and returning it to us with the required retainer. Upon receipt of your authorization we will schedule the necessary personnel to begin the assignment. We will keep you informed of any circumstances which may effect our estimated delivery date.

It is our understanding that the appraisal will be used, and we consent to its use, in connection with one or more financings of the Venetian Casino Report and/or the retail centre (as well as the sale of any such financings in whole or in part, or participations or securities representing interests in any such financings) and that they will be relied upon, and we consent to reliance thereon, by Goldman Sachs & Co., Goldman Sachs Mortgage Company, Goldman Sachs Credit Partners L.P., GMAC Commercial Mortgage Corporation or any of their affiliates; initial and subsequent holders from time to time of any debt and/or

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Goldman Sachs Credit Partners L.P.
Goldman Sachs Mortgage Company
GMAC Commercial Mortgage Corporation
June 30, 1997
Page 4

debt securities secured, directly or indirectly, by the Venetian Casino Report and/or the retail centre; any indenture trustee, service or other agent acting on behalf of such holders of such debt and/or debt securities; any rating agencies; and the institutional provider(s) from time to time of any liquidity facility or credit support for such financings.

We further understand that offering materials used from time to time in connection with the offer and sale of any such financings in whole or in part, participations or securities may contain references to Landauer Associates, Inc. who prepared the appraisal, subject to our right to approve all such references prior to publication or use of such materials. We require a reasonable time to review the offering materials each time our work is referenced and our consent will not be unreasonably delayed or withheld.

Without limiting the foregoing, it is our intent to allow you to use and reprint the appraisal for dissemination (a) in connection with borrowings being made from banks and/or other institutional lenders in connection with the development of the property and (b) in connection with a public offering or private placement of securities. The attached Assumptions and Limiting Conditions contain a limitation regarding dissemination of the appraisal. When a client desires to include or refer to our appraisal, report or opinion ("Opinion") in a prospectus, registration statement, offering circular, proxy statement or other similar document ("Offering Material") in connection with an offer to sell, exchange or purchase securities or similar interest, or in connection with a merger, liquidation, or other corporate transaction, we require, as a condition of any such use, that we be permitted to review and approve any such reference, (it being understood that the appraisal report may be included in its entirety in the Offering Material without our consent). We require a reasonable time to review such references and our consent and approval will not be unreasonably delayed or withheld. If the Opinion is referred to or included in a registration statement filed with the Securities and Exchange Commission (the "SEC"), we agree to provide executed consents to be filed as an exhibit to the registration statement.

Landauer's fee is not contingent upon the occurrence of any outside event or third party act, and is due and payable upon the rendering of the services agreed to herein, including the delivery of the completed report in form and substance reasonably acceptable to you. If written comments are not received within 30 days of the delivery, report is deemed acceptable to the client. Payments not received within 30 days of our invoice will be considered delinquent.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Goldman Sachs Credit Partners L.P.
Goldman Sachs Mortgage Company
GMAC Commercial Mortgage Corporation
June 30, 1997
Page 5

We appreciate this opportunity to be of service to you on this assignment. If you have additional questions, please do not hesitate to call.

Sincerely,
LANDAUER ASSOCIATES, INC.


/s/ Rodney A. Wycoff                    /s/ Karen L. Johnson
-----------------------------           ----------------------------
Rodney A. Wycoff, CRE, MAI              Karen L. Johnson, MAI
Senior Managing Director                Managing Director

Agreed and accepted for Goldman Sachs Credit Partners L.P.


/s/ [ILLEGIBLE]
-----------------------------           ----------------------------
By: Signature                           Date



-----------------------------           ----------------------------
Name (Type or print)                    Title



                                        ----------------------------
                                        Phone No.

Agreed and accepted for Goldman Sachs Mortgage Company


/s/ Marc K. Furstein                             7/24/97
-----------------------------           ----------------------------
By: Signature                           Date

Marc K. Furstein
Vice President
-----------------------------           ----------------------------
Name (Type or print)                    Title



                                        ----------------------------
                                        Phone No.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Goldman Sachs Credit Partners L.P.
Goldman Sachs Mortgage Company
GMAC Commercial Mortgage Corporation
June 30, 1997
Page 6

Agreed and accepted for GMAC Mortgage Corporation




/s/ Vacys Garbonkus
-----------------------------           ----------------------------
By: Signature                           Date



-----------------------------           ----------------------------
Name (Type or print)                    Title



                                        ----------------------------
                                        Phone No.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

                              LIMITING CONDITIONS

This report is made expressly subject to the conditions and stipulations following:

1. Date and definitions of value, together with other definitions and assumptions on which our analyses are based, are set forth in appropriate sections of this report. These are to be considered part of these limiting conditions as if included here in their entirety.

2. The conclusions stated herein, including values which are expressed in terms of the U. S. Dollar, apply only as of the date of value and are based on prevailing physical and economic conditions and available information at that time. Economic projections do not represent forecasting of future events. Rather, they reflect a method commonly used by investors to gauge the effect of anticipated trends on investment yields. No representation is made as to the effect of subsequent events which may significantly alter the conclusions reported herein.

3. Title to the property is assumed to be marketable. The property is considered as being under responsible ownership and free of all encumbrances except as specifically discussed herein.

4. Information reported herein has been obtained from reliable sources and, where feasible, has been verified. The appraisers reserve the right to make appropriate revisions in the event of discovery of additional or more accurate data.

5. No responsibility is accepted by Landauer for considerations requiring expertise in other fields. Included in this category are ownership, legal description and other legal matters, survey of property boundaries, geologic considerations including soils and seismic stability, civil, structural or other engineering, and identification of hazardous or toxic substances. Data furnished or obtained from public sources relative to these matters has been adopted and is assumed to be correct.

6. Except where specifically noted, we have no cause to expect the existence of undisclosed easements, encroachments or defects in title, access, geology (the California coastal region is prone to earthquakes), structural integrity or mechanical systems. Any need for further study indicated by our investigation has been disclosed to the client and/or noted in the report; results of any such studies furnished have been accepted and the source identified. Maps and other graphic materials reproduced herein are for illustrative purposes only, and are not to be relied on for factual information.

7. The appraisers have inspected the subject property with due diligence expected of a professional real estate appraiser. The appraisers are not qualified to detect hazardous waste and/or toxic materials. Any comment by the appraisers that might suggest the possibility of the presence of such substances should not be taken as confirmation of the presence of hazardous waste and/or toxic material. Such determination would require investigation by a qualified expert in the field of environmental assessment.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

      The presence of substances such as asbestos, urea-formaldehyde foam insulation or other potentially hazardous material may affect the value of the property. The appraisers' value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value.

      No responsibility is assumed for any environmental conditions, or for any expertise or engineering knowledge required to discover them. The appraisers' descriptions and resulting comments are the result of the routine observations made during the appraisal.

8. This appraisal covers only the real property described herein. Unless specifically stated to the contrary, it does not include consideration of mineral rights or related right of entry, nor personal property or the removal thereof. Values reported herein are not intended to be valid in any other context, nor are any conclusions as to unit values applicable to any other property or utilization than that specifically identified herein.

9. By reason of this assignment, testimony or attendance in court or at any government or other hearing with reference to the property is not required without prior arrangements having been made relative to such additional employment.

10. Use and disclosure of the contents of this report is governed by the Bylaws and Regulations of the Appraisal Institute. The Appraisal Institute reserves the right to authorize its representatives to review this report and its supporting documentation. Except as set forth in the engagement letter to which these limiting conditions are attached, confidential distribution of copies of this report in its entirety may be made subject to the sole control of the addressee, however, excerpts may not be given to any third party without prior written consent.

11. Except as set forth in the engagement letter to which these limiting conditions are attached, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or the firm with which they are connected, or any reference to the Appraisal Institute or to the MAI or SRA designation) shall be disseminated to the general public through advertising or sales media, public relations media, news media, or any other public means of communication without prior written consent.

12. The Americans with Disabilities Act ("ADA") became effective January 26, 1992. Landauer has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have no direct evidence relating to this issue, we did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

EXHIBIT A

[Date]

TO:    Las Vegas Sands, Inc.
       201 East Sands Ave.
       Las Vegas, Nevada 98109

       Venetian Casino Resort, LLC
       (Address)

Re:    Venetian Casino Resort

Ladies & Gentlemen:

At your request, this letter will serve to confirm that Landauer Associates, Inc. has prepared a full narrative appraisal report, dated [date] (the "Appraisal Report"), estimating the market value of the Venetian Casino Resort including the retail component and the value of the retail component as separate entities as of [date], the date of value.

Our appraisal assignment was to estimate the market value of the fee simple interest in the overall Venetian Casino Resort as well as condominium unit in the retail component as if completed.

In the process of preparing our Appraisal Report, we inspected the property; interviewed representatives of Las Vegas Sands, Inc. and the Venetian Casino Report, LLC; reviewed and considered the projections for the project provided by Las Vegas Sands, Inc. analyzed revenue and expense comparables and made adjustments to such projections as we deemed necessary based upon our independent research; reviewed, thoroughly analyzed and compared to the subject project recent, relevant sales; reviewed the project cost budget; and [undertook such other applicable alternative methods of valuation as we deemed necessary].

As specified in the Appraisal Report, the value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions which are set forth in the report. Please note that this letter is provided as a supplement to our Appraisal Report which is available for your review under separate cover.

The property was inspected by and the report was prepared by Vincent D. Vassallo, Jr, and Karen L. Johnson with the assistance of other members of Landauer's professional staff.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

Las Vegas Sands, Inc.
Venetian Casino Resort, LLC
[Date]
Page Two

As a result of our analysis, and as set forth in our appraisal report dated [date], we estimate that the market value of the Venetian Casino Resort, as of [date], was:

                           -------------------------
                                 ($xxxxxxxxxxx)

and the market value of the Venetian Retail Centre as a separate entity as of [date), was:

                           -------------------------
                                 ($xxxxxxxxxxx)


We hereby affirm that between the date of the Appraisal Report (date) and the date hereof, [nothing has come to the attention of the undersigned which would invalidate or render incorrect any of the assumptions, estimates or conclusions included in the Appraisal Report.]

We understand that this letter and the Appraisal Report will be used, and consent to their use, (a) in connection with borrowings being made from banks and/or other institutional lenders in connection with the development of the property and (b) in connection with a public offering or private placement of securities. We further understand that the offering materials used in connection with such financings will contain: 1) a reference to our firm and to the valuation we derived for the property; 2) summary information regarding such valuation; and 3) this letter. Copies of our Appraisal Report will be made available to banks for the purpose of evaluating and participating in the Bank Credit Facility.

We have reviewed the descriptions of our Appraisal Report contained in the
(date) Offering Circular under the captioned sections ["     "], and hereby
confirm that the statements therein fairly represent our Appraisal Report.

We hereby consent to the inclusion of such description, and to the references to Landauer Associates, Inc. and to copies of the Appraisal Report, in the offering materials referred in the foregoing paragraph. Furthermore, we hereby consent to being named as experts in such offering materials.

This letter summarizes our opinion of value. The reader is directed to our fully documented narrative report which contains the text, exhibits, and addenda, which is available under separate cover.

Sincerely,

LANDAUER ASSOCIATES, INC.

Rodney A. Wycoff, CRE, MAI
Senior Managing Director

                      Photographs of the Subject Property

                                    SUBJECT


                                [PHOTO OMITTED]


            Subject's Preview Center, looking into construction site
                            from Las Vegas Boulevard



                                [PHOTO OMITTED]


                     Looking north on Las Vegas Boulevard,
                          in the vicinity of the site

                                    SUBJECT


                                [PHOTO OMITTED]


                   Assumed level of architectural detail, as
                           used in the Preview Center



                                [PHOTO OMITTED]


                  Mock up of Canal - brick to be replaced with
                       larger block in final construction

                   Photographs of the Selected Casino Hotels

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                                   The Mirage


                                [PHOTO OMITTED]


                              The Mirage Guest Room

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                           Caesar's Deluxe Guest Room
                        (see retail photos for exterior)


                                [PHOTO OMITTED]


                           Caesar's Deluxe Guest Room

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                                Rio "Suite" Hotel


                                [PHOTO OMITTED]


                                 Rio Guest Room

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                                    MGM Grand


                                [PHOTO OMITTED]


                                 MGM Guest Room

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                                 Treasure Island


                                [PHOTO OMITTED]


                           Treasure Island Guest Room

                       SELECTED CASINO HOTEL PHOTOGRAPHS


                                [PHOTO OMITTED]


                                 The Monte Carlo


                                [PHOTO OMITTED]


                                New York-New York

                        OTHER RESORTS UNDER CONSTRUCTION


                                [PHOTO OMITTED]


                                    Bellagio


                                [PHOTO OMITTED]


                               Paris Construction

                       Photographs of Retail Competitors

                               RETAIL COMPETITION


                                [PHOTO OMITTED]


                        Forum Shops and Caesar's Palace


                                [PHOTO OMITTED]


                            Interior of Forum Shops
                          (note Trompel'oeil ceiling)

                               RETAIL COMPETITION


                                [PHOTO OMITTED]


                               Fashion Show Mall


                                [PHOTO OMITTED]


                                 Boulevard Mall

                               RETAIL COMPETITION


                                [PHOTO OMITTED]


                                  Meadows Mall


                                [PHOTO OMITTED]


                                 Sunset Galleria

                          Proposed Additions to Supply

                                    Las Vegas
                     Hotel and Casino Construction Report
                            Calendar 1997 Openings

     Project                                 Location                  Date of Opening         Rooms
-----------------------------------------------------------------------------------------------------
New York-New York                  Las Vegas Blvd S. & Tropicana          January               2,035
Rio Suites Expansion               3700 W. Flamingo Rd.                   February              1,025
Budget Suites of America           2219 N. Rancho Drive                   March                   704
Hawthorne Suites                   Duke Ellington Way & Tropicana         June                    282
Harrah's Las Vegas                 3475 Las Vegas Blvd So.                July                    986
Budget Suites of America           3655 West Tropicana                    July                    480
Sunset Station                     Sunset Rd. & Stephanie, Henderson      June                    450
The Desert Inn Renovation          Las Vegas Boulevard                    N/A                    (106)
Caesars Palace Expansion           3570 Las Vegas Blvd S.                 December              1,200
Courtyard by Marriott              Green Valley Parkway, Henderson        November                154
                                                                                                -----
                                                                                        Total   7,210

* Bold face type indicates that a property is likely to be competitive with a high-end mega-casino resort.

Source: Las Vegas Convention and Visitors Authority, July 1997, and Landauer
        Associates.

                                 Las Vegas
                Hotel and Casino Construction Report Continued
                            Calendar 1998 Openings

     Project                                 Location                  Date of Opening         Rooms
-----------------------------------------------------------------------------------------------------
Marriott Suites                    Convention Center Dr.                   January             280
McCarron Plaza Suites**            Las Vegas Blvd. & I-215                 2nd Quarter         344
AmeriSuites                        Paradise Rd. & Harmon Ave.              2nd Quarter         200
Residence Inn by Marriott          Green Valley Pkwy. & Sunset Rd.         3rd Quarter         126
Bellagio (Mirage Resorts)          3650 Las Vegas Blvd So.                 3rd Quarter       3,000
Residence Inn by Marriott          Paradise Rd. & Flamingo Rd.             3rd Quarter         300
Polo Towers Time Share**           Las Vegas Blvd. So & Harmon             4th Quarter         199
Resort at Summerlin**              Summerlin Pkwy. & Rampart Blvd.         4th Quarter         307
Project Paradise                   Las Vegas Blvd. S. of Russell Rd.       4th Quarter       3,800
Doubletree Hotel**                 Warm Springs & Pollack                  4th Quarter         200

                                                                                     Total:  8,756

**Not Yet Under Construction
Source: Las Vegas Convention and Visitors
        Authority, July 1997 and Landauer Associates.

                                  Las Vegas
                  Hotel and Casino Construction Report Cont.
                             Calendar 1999 Openings

     Project                                 Location                  Date of Opening         Rooms
-----------------------------------------------------------------------------------------------------
Subject Venetian Resort            3355 Las Vegas Blvd S.                 2nd Quarter         3,036
Paris                              Las Vegas Blvd S.                      2nd Quarter         3,000
Ritz Carlton Mountain Spa          Rainbow Blvd. & Iron Mountain Rd.      4th Quarter           526
Resort**
Hyatt Lake Las Vegas               Lake Las Vegas                         4th Quarter           500
Grand Bay Resort                   Lake Las Vegas                         4th Quarter           250
Four Seasons Resort**              Las Vegas Blvd. S. of Russell Rd.      4th Quarter           400

                                                                                      Total:  7,713

**  Not Yet Under Construction

Source: Las Vegas Convention and Visitors Authority, July 1997 and Landauer Associates, Inc.

                              Comparable Land Sales

                             LAND COMPARABLE NO. 1

IDENTIFICATION:

       Location:                     Monte Carlo Casino Site
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.         162-20-701-020 /after consolidation with
                                     3.0 acre parcel.

       Estate:                       Fee Simple

TRANSACTION DATA:

       Sale Date:                    September 1995
       Sale Price:                   $147,000,000
       Terms:                        Imputed price for 100% interest; part of
                                     company acquisition
       Grantor:                      Gold Strike Resorts
       Grantee:                      Circus Circus Enterprises
       Document:                     Not recorded

SITE DESCRIPTION:

       Land Area:                    45.72 acres
       Improvement of Sale:          Vacant w/ plans and approvals
       Utilities:                    All to site
       Topography:                   Level
       Zoning:                       H-1

VALUE INDICATOR:

       Price Per Acre:               $3,193,351

COMMENTS:

      Acquired along with 50% interest in the Elgin Illinois Riverboat, 2 casinos in Jean, NV and 1 casino in Henderson, NV.
      See attached work sheet.

                              Monte Carlo Worksheet

From Circus Circus' annual report on Gold Strike Acquisition
Cash                                                               $ 12,000,000
Assumed Debt                                                        165,000,000
17.0 m share stock discounted at 30% (price $25.15 on 3/19          300,475,000
announc.)
Market value acquisition                                            477,475,000

Assets Acquired:
50% interests in Elgin Riverboat. 8 months EBIT for Circus in '95 was $32.6 m
         $ 32.6 / 8  x  12 months  =  $48.9   / 17%                 287,647,059
         Estimated for 100% interest in riverboat is $575.3 million
3 casinos; 2 in Jean, 1 in Henderson; 8 months EBIT for Circus in '95 was $12.4

         $12.4 / 8  x  12 months  =  $18.6   / 17%                  109,411,765
         Estimate is $36.5 million per casino

Value of 50% interest in Monte Carlo, at time plans,
approvals, and dirt                                                  80,416,176
                                                                              2
Value of 100% interest                                              160,832,353
                                                                    160,830,000

Less estimated design fees, arch fees etc. based on Venetian's $34.3
    cost on a total project cost of $967.6, or 3.5%)  $293.0 5.0%    14,650,000

Dirt Value                                                          146,300,000
Rounded                                                             146,000,000
Acres (gross)                                                             45.72
Price per acre                                                        3,319,351

The Elgin Riverboat is personal property; its dock-side facilities are a leasehold interest. After the investors have recovered their $112 in investment, the partnership is required to pay 20 percent of its after tax income to the city of Elgin and Kane County.

The 17 percent capitalization rate used takes into account the greater dilution of the income stream in EBIT (depreciation and amortization have been deducted) but also the offsetting factors relating to the interest involved (personal property and a leasehold estate in the case of the Riverboat) and the secondary locations involved in the land based casinos. These casinos receive nearly all of their net income from gaming operations.

                           LAND COMPARABLE NO. 2

IDENTIFICATION:

       Location:                     N.W. Corner of Hannon & Strip Site
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.:        162-20-603-005,006

       Estate:                       Fee Simple

TRANSACTION DATA:

       Sale Date:                    Listing
       Sale Price:                   $66,000,000
       Terms:                        Not applicable
       Grantor:                      R & Z Corporation
       Grantee:                      Not applicable
       Document:                     Not applicable

SITE DESCRIPTION:

      Land Area:                     11.32 acres
      Improvement of Sale:           Vacant
      Utilities:                     All to site
      Topography:                    Level
      Zoning:                        H-1

VALUE INDICATOR:

       Price Per Acre:               $5,830,389

COMMENTS:

      Too small for mega resort development, Harmon Street to the south affects southerly assemblage. Parcel to immediate North is owned by the same entity that has title to the common areas of the Jockey Club timeshare project. Joining and developing these two sites would require concessions to and from the approximately 14,000 individual owners of the timeshare project.

                              LAND COMPARABLE NO. 3

IDENTIFICATION:

      Location:                     La Quinta Site
      City, State:                  Las Vegas, Nevada
      Assessor's Parcel No.:        162-20-801-002,003

      Estate:                       Fee Simple (1.48 acres) and Leased Fee 0.58

TRANSACTION DATA:

      Sale Date:                    March 1997
      Sale Price:                   $13,500,000
      Terms:                        All cash
      Grantor:                      La Quinta Development Partners
      Grantee:                      MGM Grand & Primadonna
      Document:                     970317.01522

SITE DESCRIPTION:

      Land Area:                    2.06 acres
      Improvement of Sale:          Inn and restaurant
      Utilities:                    All to site
      Topography:                   Level at street grade
      Zoning:                       H-1

VALUE INDICATOR:

      Price Per Acre:               $6,553,398

COMMENTS:

      The fee simple interest in the land which is improved with the La Quinta Inn was sold concurrently with the ]eased fee interest in the 0.58-acre Carrows Restaurant site. New York-New York needs the 2.06-acre site if it is to expand. It is not clear whether this can be done without the frontage portion occupied by the restaurant. No information was available on the costs to buy-out the lease, or demolition costs.

                              LAND COMPARABLE NO. 4

 IDENTIFICATION:

       Location:                     S.W. Corner of Las Vegas Boulevard
                                     South and Hacienda
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.:        169-29-701-001

       Estate:                       Fee Simple

TRANSACTION DATA:

       Sale Date:                    August 31, 1995
       Sale Price:                   $80,000,000
       Terms:                        All cash
       Grantor:                      Sahara Gaming Corporation dba
                                     as Hacienda Hotel, Inc.
       Grantee:                      Circus Circus, dba Pinkless, Inc.
       Document:                     9508310249

SITE DESCRIPTION:

       Land Area:                    47.29 acres
       Improvement of Sale:          1,115 room hotel
       Utilities:                    All to site
       Topography:                   Level at street grade
       Zoning:                       H-1

 VALUE INDICATOR:

       Price Per Acre:               $1,691,690

COMMENTS:

      This is the sale of the Hacienda Hotel for redevelopment purposes. The buildings were demolished on December 31, 1996. The sales price was initially negotiated by another buyer, a former Circus Circus executive who, due to a conflict of interests, was forced to relinquish the deal to Circus Circus. The buyer owns the remainder of the block to the south and most or all of the block to the north. Circus Circus would not disclose demolition costs or interim EBITDA.

                              LAND COMPARABLE NO. 5

IDENTIFICATION:

       Location:                     N.W. Corner of Las Vegas Blvd. and
                                     Russell Road
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.:        162-29-701-002 and 162-29-801-001

TRANSACTION DATA:

       Sale Date:                    March 1995
       Sale Price:                   $73,000,000
       Terms:                        All Cash
       Grantor:                      West State Land
       Grantee:                      Circus Circus Enterprises
       Document:                     950303:01059

SITE DESCRIPTION:

       Land Area:                    73.74 acres
       Improvement of Sale:          Vacant
       Utilities:                    Off-sites installed, available
       Topography:                   Level
       Zoning:                       H-1

VALUE INDICATOR:

       Price Per Acre:               $989,965

COMMENTS:

      This property is located south of Hacienda Hotel/Casino. It is planned for development of the Millennium project, a multi-phased, multi-property, gaming development.

                           LAND COMPARABLE NO. 6

IDENTIFICATION:

       Location:                     2755 Las Vegas Boulevard South
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.:        162-09-602-002

       Estate:                       Fee Simple

TRANSACTION DATA:

       Sale Date:                    January 26, 1996
       Sale Price:                   $43,500,000
       Terms:                        All cash and notes
       Grantor:                      Las Vegas Entertainment Network
       Grantee:                      Orion Casino Corporation, a wholly owned
                                     subsidiary of International Thoroughbred
                                     Breeders
       Document:                     960124-1152 recorded 1/24/96

SITE DESCRIPTION:

       Land Area:                    20.86 acres
       Improvement of Sale:          EI Rancho Hotel and Casino
       Utilities:                    All to site
       Topography:                   Level
       Zoning:                       H-1

VALUE INDICATOR:

       Price Per Acre:               $2,085,331

COMMENTS:

       Planning to raze site and redevelop as the Starship Orion Resort with 7 separately owned and operated casinos. Casinos to be structured like anchor tenants in a shopping mall. The seller received one of the casino spaces as a continued participatory interest.

                           LAND COMPARABLE NO. 7

IDENTIFICATION:

       Location:                     2600 and 2601 Las Vegas Boulevard South
       City, State:                  Las Vegas, Nevada
       Assessor's Parcel No.:        162-09-602-001 005 plus 2nd parcel

       Fee Simple                    Fee Simple

TRANSACTION DATA:

       Sale Date:                    October 2, 1995
       Sale Price:                   $61,738,500
       Terms:                        All cash
       Grantor:                      Howard Hughes Corporation
       Grantee:                      The Gordon Gaming Corporation and
                                     Sahara Gaming Corporation
       Document:                     951002-73

SITE DESCRIPTION:

       Land Area:                    66.04 acres
       Improvement of Sale:          Vacant
       Utilities:                    All to site
       Topography:                   Level at street grade
       Zoning:                       H-1

VALUE INDICATOR:

       Price Per Acre:               $934,865

COMMENTS:

      Transaction involving two parcels was negotiated in conjunction with the
      20.87 acre Wet'N' Wild site and the 39.17 acre St. Andrews Golf site parcel located directly across Las Vegas Boulevard South. Cost to buy out the lease for the as of then undeveloped St. Andrews Golf lease was $3.0 million. Cost to buy out Wet'N Wild lease was $7.0 million if exercised immediately and stepped down to zero after 4 to 5 years. Rental income from Wet'N Wild which is open only part of the year, was nominal. Demolition costs estimated at $1.5 million.

                           Bovis Construction Detail

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

SOUTH TOWER

Substructure

      Foundations - Tower foundation is a reinforced concrete mat of varying thickness extending outside of tower perimeter walls.

      Basement Construction - excavation is done to the bottom of mat elevation. Over excavation and fill is done in accordance with Soils Report and actual ground conditions. Basement perimeter walls, columns, and shear walls are of reinforced concrete. Footing drains and rubberized asphalt sheet waterproofing are included around perimeter walls. Wearing slab is of reinforced concrete on structural fill above mat foundation.

Shell

      Superstructure - The Tower structure consists of cast in place reinforced concrete slabs with bearing walls and columns.

      Exterior Closure - The tower is enclosed by unitized curtainwall with vision and spandrel glass, panelized EIFS, storefront, and entrances with applied decorative mullions and trim.

      Roofing - The roofing system is a membrane system, mechanically attached and fully adhered, white or gray membrane on structural roof deck of post tensioned concrete,

Interiors

      Interior Partitions - Typical partitions are gypsum board on metal studs, exit stair enclosures are concrete shear walls and CMU. Suites have concrete shear walls and 5/8" drywall on metal studs. Mechanical rooms and shafts are CMU. Firestopping is provided through empty opening and opening containing cables, pipes, ducts, conduits, and other penetrating items.

      Stairways - Stairs are portland cement steps with metal railings as required by code. Also metal pan stairs with concrete inserts. Decorative rail and steps are included on stairs in public areas.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

SOUTH TOWER (continued)

      Interior finishes - Wall finishes include painted concrete and drywall partitions, vinyl wall covering, and stone/marble equivalent. Floors include carpet, stone/marble equivalent, and sealed and painted concrete floors in BOH areas. Ceiling finishes include spray-on textured paint on concrete slabs, acoustic panels, and painted drywall. Suites and corridors include decorative crown molding, base, chair rail, and panel molding. Suite finishes are described in more detail under the F,F & E line item.

Services

      Conveying Systems - The Tower contains electric gearless traction passenger and freight elevators with appropriate cab finishes and two-way communications system.

      Plurnbing Systems - Plumbing Fixtures include water closets with turbo type flush tank, elongated bowl, wall hung urinals of vitreous china with flush valve, wall hung or counter mounted lavatories and sinks of vitreous china or stainless steel, showers with hot and cold water mixing valves with glass shower doors, bathtubs of heavy density acrylic with hot and cold water mixing valve, with high quality fixtures.

      Domestic Water Distribution includes three pressure zones (low rise, mid zone and high zone -downfeed) with a booster system. A hot water direct gas fired water heater is used for the high zone. Steam is converted to hot water for low and mid zones. The system includes copper piping with backflow preventers and shut-off valves.

      Waste System is a sovent, cast iron piping, single stack waste and vent system. Storm drainage system is a rain water drainage piping system of cast iron piping.

      Heating, Ventilating, and Air Conditioning Systems - Suites have vertical stacked fan coil units, 2 pipe chilled water with electric heat. Horizontal fan coil units are used in multiple bay suites. Corridors are conditioned using roof-mounted air handling units and localized fan coils. Elevator lobbies and elevator machine rooms are conditioned by fan coil units located in mechanical rooms. Shafts provide corridor smoke management with exhaust fans at the tower roof controlled by the smoke management system. Fans pressurize tower stairwells.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

SOUTH TOWER (continued)

      Fire Protection Systems - Automatic sprinkler system in accordance with Clark County code and Fire Department and by insurance requirements. Sprinkler zones to coincide with smoke management zones. Standpipe and hose system with outlet valves in each stairwell vestibule with intermediate standpipes in accordance with code requirements. Fire extinguishers, storage cabinets, and fire blankets by code. Fire detection and alarm system in accordance with NFPA 72 and Clark County Fire District. All areas zoned in accordance with smoke management zones.

      Electrical Systems - For electrical service and distribution refer to Central Plant electrical. Lighting includes surface mounted and recessed lights in corridors plus decorative lighting. Suite lighting includes surface mounted and recessed lights. Suites include general usage electrical convenience outlets as well ground fault interrupter outlets per code. Suites also include service to telephones and TVs. Alarm and detection systems include self-contained smoke detectors in suites. Corridors contain smoke detectors and audio/visual devices connected to building alarm system with system audio alarm systems mounted in corridors and suites. Stairways contain smoke detectors with alarms activating pressurization and automatic door closures. Mechanical equipment units provided with smoke detectors per code.

      Suites contain dedicated fax/data and multiple telephone outlets.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

PODIUM LOWRISE

Substructure

      Foundations - Lowrise foundations are reinforced concrete spread footings of varying sizes per structural engineer calculations.

      Basement Construction - The basement includes reinforced concrete perimeter walls with continuous concrete footings, and structural steel columns with base plates and anchor bolts to spread footings. Perimeter footing drains are included per the Soils Report. Standard slab on grade is included and thickened where walkerduct occurs. Over excavation and fill is done in accordance with Soils Report and actual ground conditions. Perimeter footing drains and rubberized asphalt sheet waterproofing is included.

Shell

     Superstructure - The structure is a structural steel frame with concrete filled metal deck. Cementitious spray-on fireproofing is utilized on steel frame members.

     Exterior Closure - The building enclosure includes fixed window units with vision and spandrel glass, storefront and entrances with applied decorative trim. Decorative, themed facades using combination of EIFS shapes and cast GFRG products.

     Roofing - The roofing system is lightweight insulating concrete sandwiching an insulation board with rubberized asphalt sheet waterproofing. Various finishes including pool deck and decorative stone or stamped concrete are used in public areas.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

PODIUM LOWRISE (continued)

Interiors

      Interior Partitions - Exit stair enclosures are concrete shear walls and CMU. Mechanical rooms and shaft are CMU. Other partitions are drywall and metal studs. Firestopping is provided through empty opening and opening containing cables, pipes, ducts, conduits, and other penetrating items.

      Stairways - Stairs are portland cement stairs with metal railings required by code. Also used are metal pan stairs with concrete inserts. Decorative rail is included in public areas.

      Interior Finishes - Interior Finishes for the Podium Lowrise are described in the F,F&E line item.

Services

      Conveying Systems - mix of electric geared traction and hydraulic passenger and freight elevators with appropriate cab finishes and two-way communications system. Escalators are included at Casino and at pedestrian bridges. Moving walkways are included at pedestrian bridges.

      Plumbing Systems - The Lowrise uses conventional waste and vent cast iron piping. All public restrooms have automatic flush valves on urinals and water closets and electric eye faucets. BOH restrooms have manual flush valves and faucets. Steam from the Central Plant is converted to hot water for heating and domestic hot water. Hot and cold water is piped to all retail spaces.

      Heating, Ventilating, and Air Conditioning Systems - The Lowrise is serviced by multiple VAV air handling units with cooling coils and heating coils, automatic air side economizers and smoke exhaust fans. Chilled and hot water is distributed throughout the Lowrise. Conditioned air is provided to all retail spaces.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

     PODIUM LOWRISE (continued)

     Fire Protection Systems - The building includes an automatic sprinkler system in accordance with Clark County code and Fire Department and by insurance requirements. Sprinkler zones coincide with smoke management zones. Standpipe and hose system with outlet valves are located in each stairwell vestibule with intermediate standpipes in accordance with code requirements. Fire extinguishers, storage cabinets, and fire blankets are included by code. Fire detection and alarm system is in accordance with NFPA 72 and Clark County Fire District. All areas are zoned in accordance with smoke management zones.

     Electrical Systems - For electrical service and distribution refer to Central Plant electrical section. Lighting at the Casino includes standard incandescent fixtures as well as specialty fixtures as specified by Casino interior designer. Offices, administrative areas, and BOH areas use fluorescent lighting. Lounges and bars include incandescent lighting on dimmers. General use receptacles are included throughout the building per code. The alarm and detection system includes audio/visual devices, detectors, and speakers throughout the building. The Fire Command Center is located in the Lowrise and includes components as listed in UBC 403. Other systems include the telephone system, sound system, master antenna television system, security/surveillance system, and paging system. The Casino floor includes a walkerduct grid for the data and power connection of gaming equipment and systems.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

EAST PROPERTY

Substructure

     Foundations - The East Property foundations are reinforced concrete spread footings of varying sizes per structural engineer calculations.

     Basement Construction - The basement includes reinforced concrete perimeter walls with continuous concrete footing. Cast in place reinforced concrete columns are used in the Central Plant and in the mezzanine area. Other areas have structural steel columns on spread footings with base plates and anchor bolts. Perimeter footing drains per soils report. Over excavation and fill is done in accordance with the Soils Report and actual ground conditions. Perimeter footing drains and rubberized asphalt sheet waterproofing is included.

Shell

     Superstructure - Central Plant is of cast in place concrete columns, beams and shear walls to roof. The Central Plant roof framing is of structural steel. The mezzanine at elevation 81' is of cast in place concrete columns and concrete slab. Other areas including meeting rooms, warehouse, and ballrooms are done with structural steel framing. Ballroom floor is equipped with tuned mass damper to control vibration.

     Exterior Closure - The exterior is done in insulated metal panel to match existing SECC.

     Roofing - The roofing system is a membrane system mechanically attached and fully adhered.

Interiors

     Interior Partitions - Partitions are a combination of 5/8 drywall on metal studs, concrete shear walls and CMU.

     Stairways - Stairs are portland cement stairs with metal railings required by code. Also metal pan stairs with concrete inserts.

     Interior Finishes - Finishes are to match existing SECC in quality and level of finish.

VENETIAN PROJECT
STANDARDS DOCUMENT

2. CONSTRUCTION COSTS

EAST PROPERTY (continued)

Services

     Conveying Systems - Building includes hydraulic freight and passenger elevators.

     Plumbing Systems - The East Property uses conventional waste and vent cast iron piping. All public restrooms have automatic flush valves on urinals and water closets and electric eye faucets. BOH restrooms have manual flush valves and faucets. Steam from the Central Plant is converted to hot water for heating and domestic hot water.

     Heating, Ventilating, and Air Conditioning Systems - The East Property is serviced by multiple roof mounted VAV air handling units with cooling coils and heating coils, automatic air side economizers. Chilled and hot water is distributed throughout the East Property. Steam and chilled water is provided throughout the facility by the Central Plant included in the East Property. Chilled water is produced by 2,000 ton chillers located in the basement. Steam is produced on the second level by 700 HP boilers.

     Fire Protection Systems - The building includes an automatic sprinkler system in accordance with Clark County code and Fire Department and by insurance requirements. Sprinkler zones coincide with smoke management zones. Standpipe and hose system with outlet valves are in each stairwell vestibule with intermediate standpipes in accordance with code requirements. Fire extinguishers, storage cabinets, and fire blankets are included by code. Fire detection and alarm system is in accordance with NFPA 72 and Clark County Fire District. All areas are zoned in accordance with smoke management zones.

     Electrical Systems - General electrical service is provided to all areas including offices, Central Plant, meeting rooms, ballrooms, and BOH. Overall Electrical Service - The system is 12.5 KV, 3 phase, 4-wire power. Panels, transformers and equipment are sized for spare capacity. Incoming power from Nevada Power comes to the on-site main Electric Substation and is distributed from there to substations located throughout the buildings. The system is supported by an Emergency Standby system of 1,750 KW diesel driven, air cooled generators, automatic transfer switches and automatic paralleling switchgear. The generators we located in the Central Plant.

                        Hotel Investment OUTLOOK

LANDAUER                                              HOTEL INVESTMENT
HOSPITALITY GROUP                                     OUTLOOK

                                                       1997 o Volume 6 o  No. 1

                     [GRAPH OF CONSTRUCTION TRENDS OMITTED]

1997 Survey Results

   Property Prices Continue to Rise! That is what the results of our HIO survey for 1997 suggest. Hotel investment is heated, primarily driven by C-Corps and REITs. The necessity for REITs to continue strong returns to owners requires continuing growth. The two hotel pair-shared REITs, Starwood Lodging Trust and Patriot American, have an advantage in their structural efficiency. Wall Street has acknowledged this by pouring more money into their holdings. With the cost of capital in some cases at Libor plus 150 basis points, money is relatively cheap. The result has been to drive property values closer to replacement value. This has been particularly true for the full-service hotel sector.

   There are several regional hotel companies and C-Corps who are making a play at greater product distribution. Savings and loans as well as regional banks are once again lending for hotel development. Limited partnership interests in hotel assets are on the rise leading to more multiple ownership transactions. Insurance companies and pension funds are also re-entering the hotel investment arena. Only five years ago, many of these financial sources viewed the hotel industry as a grave error in their investment strategies. Now hotels provide returns on par with the technology and residential real estate sectors. The current trends appear to be sustainable for the foreseeable future. While prices of existing full-service hotels continue to rise, lenders are seriously considering requests for capital for new development.

   Once again, from a full-service perspective, our survey results are nearly unanimously positive. Almost everyone agrees that from an operational perspective this sector has at least one to two strong years ahead, with continued REVPAR gains in excess of inflation. Largely, investors agree that the opportunities are in rate, as many markets reach their natural capacity constraints from an occupancy standpoint.

   Augmenting the revenue enhancements are cost efficiencies which have been gradually engineered by hotel management companies during the leaner years experienced earlier in the decade. Cash rich hotel companies are again beginning to focus on Management Information Systems and product expansion/distribution. Will these investments in capital continue to provide the requisite returns in economic efficiency? The hard decisions of where to invest capital is best left to those with experience doing it for other industries. Hoteliers have proved to be resilient during periods of operational distress. However, they have been less savvy in the business of directing capital. Labor unions are again gaining strength in the larger US cities and, given the record lows in unemployment, this trend is likely to continue. The result: higher operating costs in major markets. The chains are also outsourcing services traditionally absorbed in operations. Contractual obligations are therefore a liability more than an asset of some targeted acquisitions.

   To be a participant in the current marketplace, investors indicate an aggressive approach must be taken. Consistent with this, our survey results show buyers projecting income growth to be higher than operating expense growth when developing pro-formas. In addition to the improved operating performance resulting from positive market conditions, in most instances, buyers are pricing hotels by applying their company's operating efficiencies to future pro-formas. The expectation of future potential was well illustrated in several portfolio transactions in 1996 and early 1997 where the suggested cap rate for the trailing 12 month income stream was in the five to seven percent range.

   These transactions are a reflection of a broader change that is presently developing within the marketplace. Apparently, when making purchase decisions investors are not only forecasting operating efficiencies and top line advancements, but are also incorporating within their pricing parameters the advantages certain forms of public ownership provide. For instance, the upside associated with certain transactions also integrates the benefit "paired-shared" REITs have of recouping certain operating expenses such as management fees. This is in addition to

                                                             Continued on page 3

EQUITY PARAMETERS            CAPITALIZATION RATES                YIELD RATES
-----------------            --------------------       --------------------------
                       Holding                             Free and
                    Period (yrs)   Overall    Terminal       Clear     Leveraged
----------------------------------------------------------------------------------
Survey Average          7.87        9.45%      10.85%       13.50%      18.67%
----------------------------------------------------------------------------------
Survey Range         4.00-10.00  7.50-13.00  9.00-12.00  12.00-16.00   15.00-25.00
----------------------------------------------------------------------------------
I Year Ago-Average      6.52       10.46%      10.74%       14.20%      21.71%
----------------------------------------------------------------------------------
1 Year Ago-Range     3.00-10.00  7.00-14.00  7.00-13.00   10.00-20.00  18.00-25.00
----------------------------------------------------------------------------------
DEBT PARAMETERS                                                  YIELD RATES
---------------                                           ------------------------
                    Interest      Terms     Amortization  Debt Coverage  Loan to
                      Rate       (years)       Period         Ratio       Value
----------------------------------------------------------------------------------
Survey Average       8.79         14.20        23.17         1.43        70.00%
----------------------------------------------------------------------------------
Survey Range       8.10-9.25   5.00-25.00   20.00-30.00   1.40-1.50    65.00-75.00
----------------------------------------------------------------------------------
1 Year Ago-Average   9.57         8.46         21.39        1.44         64.00%
----------------------------------------------------------------------------------
1 Year Ago-Range   8.50-11.50  3.00-20.00   15.00-25.00   1.30-1.50    40.00-90.00
----------------------------------------------------------------------------------
DISCOUNTED CASH FLOW PARAMETERS      INFLATION ESTIMATES:
-------------------------------      --------------------
                                     Revenue       Expenses      Selling Costs
--------------------------------------------------------------------------------
                    Survey Average     3.54%         3.39%         2.58%
--------------------------------------------------------------------------------
                    Survey Range     3.00-4.00     3.00-4.00     1.00-3.50
--------------------------------------------------------------------------------

         [GRAPH OF LANDAUER HOTEL MARKET EQUILIBRIUM FORECAST OMITTED]

Continued on page 1

[GRAPH OF NATIONAL CAPITALIZATION RATES OMITTED]

their tax friendly structures.

      Reports suggest that some REITs are taking advantage of their ownership structure by deferring costs such as replacement reserves. The long-term consequences of these cash management tactics are obvious; however, analysts on Wall Street are "switched on" to such cash flow manipulation and will rate rogue structures accordingly.

      There continues to be concern that some portfolio acquisitions are being purchased at a premium and that the buying decision is based on broker or investment banker projections; which typically do not account for economic downturns. Further, investment decisions are more commonly strategic with product distribution overriding economics in many cases.

      Initial public offerings of new hotel stocks are expected to continue at a slower pace, being replaced by merger and acquisition activity. This has been represented by DoubleTree's unsuccessful and Marriott's successful acquisition of the Renaissance hotel portfolio. Patriot's acquisition of Wyndham is another example of the activity likely to come. The financial arrangements of such deals will vary according to the tax implications with stock swaps and partnership trades proliferating.

      While the supply of attractive deals has diminished considerably, investors hungry for product are considering more complex deals. Properties with restrictive contractual obligations or properties in need of significant capital outlays for renovation are now being considered. Investors are looking to foreign markets for expansion as well. Others are considering resort locations in the US and Caribbean.

On financing and new development

      In the full-service arena, the supply of debt capital continues to increase dramatically as a result of the high returns delivered by REITs. Insurance and pension funds have also provided capital to the industry, further placing "pressure" on The Street. The trend continues toward good quality, primary location, full-service hotels. Also, the money center banks are developing conduit programs, as they attempt to break into the more profitable business of securitization.

      Construction spending has grown dramatically over the past 12 months (see chart). Most of the construction has been in the all-suite and limited-service sectors up until recently; however, current trends suggest that the full-service sector will be the primary target of developers. Public assistance and tax credits are no longer requirements for underwriting. Nonetheless, hurdle rates for developers remain relatively high in the low to mid-20s.

      Survey respondents overwhelmingly answered that the state of the hotel industry looks positive over the next six months. Virtually all lenders and investors responded that they will consider new development, leaning heavily toward first-class and luxury projects. Locations to be considered largely included Center City, Airport, and Suburban. No respondents suggested that they were considering highway development. All respondents felt that the availability of debt and equity has improved. Surprisingly, these same people indicated that the outlook for equity over the next six months would not be as strong as it been.

Outlook

      Are we back in the 1980's again? Potentially. However, deals in the 1990's appear to be more carefully calculated and investors are approaching transactions with more financial savvy. The REITs are generally driving prices higher because some argue that the "pair-shared" structure is as much as 15 percent more efficient than the traditional C-Corp. If that's the case, count on a building boom that surpasses the mid-1980's. This supply increase will, in all likelihood, be met by strong demand growth in both the corporate and leisure travel segments. Demand for high-quality accommodations will be strong. Suites will remain popular and, as indicated by our survey participants, full-service hotels will be back with a vengeance.

      Merger and acquisition activity is likely to continue at an accelerated pace over the next few years. This being the case, funds will largely be intermediated by Wall Street in the form of REITs, CMBS offerings, mortgage conduit programs, and various lines of credit for acquisitions. Expect some interesting marriages among operating companies and more hostile takeover attempts like Hilton's run at ITT/Sheraton. This will further drive prices up.

      Many property owners will correctly choose "now" as the time to sell. Although the outlook for the hotel industry is strong and the consensus among our survey participants echoes that sentiment, all bets are off when we enter the next economic recession.

[GRAPH OF PROFILE OF ACTIVE INVESTORS OMITTED]

                                    LANDAUER
                               Hospitality Group

                             HOSPITALITY COUNSELING
                                      WITH
                            AN INVESTOR'S PERSPECTIVE

Every effort has been made to provide accurate information. This publication does not render accounting, appraisal, counseling, investment, legal or other professional service. If such services are required, a professional should be engaged.

(C) Hotel Investment OUTLOOK is published by Landauer Associates, Inc. Permission to reprint these articles is given provided Landauer Associates, Inc. is referenced and notified prior to use. Robert C. Mullikin, Managing Director in Landauer's New York office is principal author of the OUTLOOK.

PARTICIPANTS IN THE HOTEL INVESTMENT SURVEY

Adam's Mark Hotels & Resorts
American General Hospitality
B.F. Saul Co.
Bedford Capital Corporation
Bristol Hotel Co.
Chase Securities
Choice Hotels International
Column Financial, Inc.
DoubleTree Hotel Corp.

Eastdil Realty
GMAC Commercial Mortgage Corp.
Hodges Ward Elliott
Host Marriott Corporation
Hotel Partners
InterBank Mortgage Corporation
Loews Hotels
MassMutual
New Castle Hotels

Prime Hospitality Corp.
Remington Hotel Corporation
Starwood Lodging Corporation
Teachers Insurance Annuity (TIAA)
The Camberley Hotel Company
T.J. Fox Associates
USF&G Realty Advisors
White Lodging Services Corp.

Active hotel investors and lenders are welcome to participate in the Hotel Investment OUTLOOK. In addition to the participants listed, we are grateful for the comments of those surveyed who expressed no interest in hotels at this time or who desired not to be acknowledged in the OUTLOOK.

Atlanta                                      Fort Lauderdale                         Newport Beach
233 Peachtree Street N.E., Suite 1900        100 NE 3rd Avenue, Suite 770            4100 MacArthur Avenue, Suite 310
Atlanta, Georgia 30303                       Ft. Lauderdale, Florida 33394           Newport Beach, CA 92660
(404) 659-4040                               (954) 764-5403                          (714) 851-9594


Boston                                       Los Angeles                             Scottsdale
One State Street, 6th Floor                  707 Wilshire Boulevard, Suite 4950      8282 North Hayden Road, Suite 291
Boston, MA 02109                             Los Angeles, California 90017           Scottsdale, AZ 85258
(617) 720-0515                               (213) 624-3400                          (602) 607-0550

Chicago                                      Miami                                   Sydney, Australia
225 West Washington Street, Suite 1500       269 Giralda Avenue, Suite 201           Level 30, 52 Martin Place
Chicago, Illinois 60606                      Coral Gables, Florida 33134             Sydney, NSW 2000 Australia
(312) 899-0100                               (305) 591-9122                          0ll 612 324 4211

Dallas                                       New York                                Washington, DC
13760 Noel Road, Suite 930                   666 5th Avenue, 25th Floor              8133 Leesburg Pike, Suite 720
Dallas, Texas 75240                          New York, New York 10103                Vienna, VA 22182
(972) 866-9090                               (212) 621-9500                          (202) 337-4680

           Casino Hotel Discounted Cash Flow Analysis "As Stabilized

               DISCOUNTED CASH FLOW ANALYSIS, UPON STABILIZATION
               =================================================

                                    High Discount Rate:     Mid Discount Rate:       Low Discount Rate:
                                       P.V.@: 23.0%           P.V. @: 22.0%           P.V. @: 21.0%
                                    -------------------     ------------------       ------------------
                          Net
Year       Fiscal       Operating     P.V.      Present       P.V.     Present        P.V.        Present
Number      Year        Income      Factor      Value       Factor      Value       Factor         Value
 1.000      2002        230,598     0.8130      187,478      0.8197    189,015       0.8264       190,577
 2.000      2003        238,573     0.6610      157,693      0.6719    160,288       0.6830       162,949
 3.000      2004        246,890     0.5374      132,675      0.5507    135,964       0.5645       139,363
 4.000      2005        255,498     0.4369      111,626      0.4514    115,332       0.4665       119,192
 5.000      2006        264,407     0.3552      93,918       0.3700     97,830       0.3855       101,940
 6.000      2007        273,755     0.2888      79,055       0.3033     83,024       0.3186        87,227
 7.000      2008        283,299     0.2348      66,513       0.2486     70,425       0.2633        74,60l
 8.000      2009        293,177     0.1909      55,961       0.2038     59,738       0.2176        63,804
 9.000      2010        303,400     0.1552      47,084       0.1670     50,673       0.1799        54,569
10.000      2011        314,019     0.1262      39,619       0.1369     42,989       0.1486        46,677
11.000      2012              0     0.1026           0       0.1122          0       0.1228             0
                                         ---------               --------                 -------
Subtotal PV From Cash Flow                    $971,622              $1,005,276                 $1,040,899
Reversion   2009      1,593,000     0.1909     304,071       0.2038    324,591       0.2176       346,683
                                         ---------               --------                 -------
Total PV As Of:       00-Jan-00             $1,275,693              $1,329,869                 $1,387,582
Deflated to Appraisal Date @:         3.50%
    Months to Appraisal Date:            0      1.0000                  1.0000                     1.0000
                                         ---------               --------                 -------
Present Value As Of:  00-Jan-00             $1,275,693              $1,329,869                 $1,387,582
Less Renovation Costs (see ASSUMPTIONS)              0                       0                          0
                                         ---------               --------                 -------
Adjusted Present Value                      $1,275,693              $1,329,869                 $1,387,582
                             Rounded:       $1,276,000              $1,330,000                 $1,388,000
                                            ==========              ==========                 ==========

VALUATION WITH REVERSIONARY OAR OF   19.0%
==========================================

Subtotal PV From Cash Flow                     971,622               1,005,278                  1,040,899
Reversion      2009   1,676,366    0,1909      319,984       0.2038    341,578       0.2176       364,826
                                         ---------               --------                 -------
Total PV As Of:       00-Jan-00             $1,291,606              $1,346,856                 $1,405,725

Deflated to Appraisal Date @:        3.50%
    Months to Appraisal Date:           0       1.0000                  1.0000                     1.0000
                                         ---------               --------                 -------
Present Value As Of:                        $1,291,606              $1,346,856                 $1,405,725
Less Renovation Costs (see ASSUMPTIONS)              0                       0                          0
                                         ---------               --------                 -------
Adjusted Present Value                      $1,291,606              $1,346,856                 $1,405,725
                             Rounded:       $1,292,000              $1,347,000                 $1,406,000
                                            ==========              ==========                 ==========


REVERSION CALCULATION:
=====================
                                            Hi OAR        Low OAR
                                            ======        =======
  NOI for Year:                   2012     $325,010        325,010
  Divided by Reversion OAR                    0.200          0.190
                                       ------           -----
  Gross Reversion                        $1,625,048     $1,710,577
  Less Costs of S @:               2.0%      32,501         34,212
                                       ------           -----
  Net Reversion                          $1,592,547     $1,676,366
                                          1,593,000      1,676,000

SUMMARY OF VALUES AND KEY STATISTICS, UPON STABILIZATION

               Discount    Reversion     Value         3,036      Year 1    Year 2     Year 3      Year 4
    Range        Rate         OAR       (000's)       $/Room       2002      2003       2004        2005
    -----        ----         ---       -------       ------       ----      ----       ----        ----
VALUE BEFORE RENOVATIONS:
Low                23.0%     20.0%     $1,276,000    $ 420,290     n.m       n.m        n.m         n.m
High               23.0%     19.0%     $1,292,000    $ 425,560     n.m       n.m        n.m         n.m

Low                22.0%     20.0%     $1,330,000    $ 438,076     n.m       n.m        n.m         n.m
High               22.0%     19.0%     $1,347,000    $ 443,676     n.m       n.m        n.m         n.m

Low                21.0%     20.0%     $1,388,000    $ 457,181     n.m       n.m        n.m         n.m
High               21.0%     19.0%     $1,406,000    $ 463,109     n.m       n.m        n.m         n.m

VALUE AFTER RENOVATIONS:
Low                23.0%     20.0%     $1,276,000    $ 420,290     18.1%     18.7%      19.3%       20.0%
High               23.0%     19.0%     $1,292,000    $ 425,560     17.8%     18.5%      19.1%       19.8%

Low                22.0%     20.0%     $1,330,000    $ 438,076     17.3%     17.9%      18.6%       19.2%
High               22.0%     19.0%     $1,347,000    $ 443,676     17.1%     17.7%      18.3%       19.0%

Low                21.0%     20.0%     $1,388,000    $ 457,181     16.6%     17.2%      17.8%       18.4%
High               21.0%     19.0%     $1,406,000    $ 463,109     16.4%     17.0%      17.6%       18.2%


Qualifications of the Appraisers

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]

                              Professional Qualifications

                           RODNEY A. WYCOFF, CRE, MAI

      EXPERIENCE: Landauer Associates, Inc., Los Angeles, California
                  (since June 1996)
                  Senior Managing Director. His responsibilities include coordination of the firm's valuation activities throughout the western United States and the Pacific Rim. Mr. Wycoff has over 20 years experience in the real estate industry as an appraiser, consultant, lender, and manager. A specialist in major investment real estate projects, his professional background is briefly summarized as follows.

                  SMS Appraisals (1994-1996)
                  President. As President of SMS, Mr. Wycoff was responsible for the general management of this $30M national organization. He also directed facility management and developed new business opportunities for Strategic Mortgage Services, the parent company.

                  Wycoff & Company (1993-1994)
                  Mr. Wycoff established an Irvine based consulting practice specializing in valuation and litigation support services throughout Southern California. Typical engagements consisted of valuation, consulting and asset management. The practice was merged into SMS Appraisals in 1994.

                  Equitable Real Estate (1989-1993)
                  Vice President. In his capacities as first Regional Appraiser and then Vice President of Asset Management for Equitable Real Estate, Mr. Wycoff was responsible for the valuation and management of a billion-dollar multi-state real property portfolio. Typical assignments included all phases of valuation and asset management including major renovation projects.

                  Laventhol & Horwath (1985-1989)
                  Senior Principal. As director of the San Francisco based valuation practice, Mr. Wycoff was involved in complex consulting and valuation assignments involving major hospitality and real estate projects throughout the western United States, Hawaii, and the Pacific Rim.

                  Ginther Wycoff Group (1979-1985)
                  Principal. Mr. Wycoff was co-owner of this Denver-based appraisal and consulting practice and specialized in the valuation of major hotels, office buildings, industrial developments, and recreational properties. The Ginther Wycoff Group was purchased by Laventhol & Horwath in 1985.

                  New York Life Insurance Company (1974-1979)
                  Assistant Vice President. While employed by New York Life, Mr. Wycoff served in several capacities in real estate lending, management and investment, ultimately as Rocky Mountain Regional Manager based in Denver, Colorado.

PROFESSIONAL
ACTIVITIES:       MAI: Member, Appraisal Institute
                  CRE: American Society of Real Estate Counselors

LICENSE:          Certified General Real Estate Appraiser
                  State of California No. AG007074

CERTIFICATION:    Currently certified in the voluntary programs of
                  continuing education for the designated members of the Appraisal Institute.

EDUCATION:        AB Degree, California State University, San Francisco

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]


                          Professional Qualifications

                           KAREN BRADBURY JOHNSON, MAI

EXPERIENCE:       Landauer Associates, Inc., Los Angeles, California
                  (effective November 1, 1996)
                  Managing Director. Ms. Johnson's responsibilities include the day-to-day management of the hospitality consulting practices and hands on involvement in most assignments. Her professional background is briefly summarized as follows.

                  PFK Consulting, Inc., Los Angeles, California (1994-1996) Vice President. While at PFK Consulting, Ms. Johnson supervised and prepared appraisals of hotels, casinos, casino land, spas, and other recreational projects. Ms. Johnson also authored the chapter on management contracts for the Urban Land Institute (ULI) Handbook on Hotel Development.

                  Gloodt Associates, Inc., Chicago, Illinois (1990-1994) Director. In her capacity as Director of the Hospitality Consulting practice, Ms. Johnson supervised a staff of three and was responsible for complex valuation assignments involving hotels, resorts, and unusual assets such as a thoroughbred race track and an Apparel Mart. Ms. Johnson also completed numerous reviews of third-party appraisal reports for financial institutions to determine valuation accuracy and compliance with bank and FIRREA reporting standards

                  Marriott Hotels, Chicago, Illinois and Washington, D.C. (1988-1990)
                  Regional Director, Hotel Development Planning. Ms. Johnson supervised the midwestern regional office for Marriott's Marketing Planning department, opining on viability of proposed corporate developments.

                  Pannell Kerr Forster, various Southern California Offices (1982-1988)
                  Senior Manager. Ms. Johnson began her consulting career with Pannell Kerr Forster performing feasibility and financial analyses of hotels, golf courses, spas and other recreational projects and rose to become the head of the hospitality consulting practice in San Diego.

EDUCATION:        Michigan State University, 1978,
                  BS, Hotel and Restaurant Administration, Magna Cum Laude

PROFESSIONAL
ACTIVITIES:       Member of the Appraisal Institute

LICENSES:         Certified General Real Estate Appraiser
                  States of California, Arizona, Nevada, Colorado and Illinois

CERTIFICATION:    Currently certified in the voluntary programs of continuing education for the desginated members of the Appraisal
                  Institute.

                [LETTERHEAD OF LANDAUER REAL ESTATE COUNSELORS]


                          Professional Qualifications

                              JOHN R. FORBES, MAI

EXPERIENCE:       Landauer Associates, Inc. Fort Lauderdale, FL (since 1996)
                  Director, Valuation and Technical Services Division
                  General real estate consulting, valuation, appraisal and analysis of investment-grade, commercial real estate on a national basis for financial institutions, investment companies and individuals.

                  Chase Manhattan Bank New York, N.Y. (1990-1996)
                  Vice President, Real Estate Valuation Services Division. Responsibilities included: comprehensive analysis, valuation and performance review of a wide range of investment grade, commercial real estate for underwriting, loan structuring, securitization, acquisition/disposition and portfolio management purposes; facilitation, coordination and quality control of the external valuation process; and participation in asset review to monitor credit risk.

                  Wm. Shubert& Co. Bronx, N.Y. (1990)
                  The Weitzman Group New York, N.Y. (1989)
                  Planned Expansion Group White Plains, N.Y. (1987-1988) Houlihan & O'Malley Appraisal Co., Inc. Bronxville, N.Y. (1985-1987)
                  Staff appraiser. Responsible for general real estate consulting, including appraisals, of wide variety of commercial and investment-grade properties.

                  Garthchester Realty Sales in Scarsdale, N.Y. (1985-1986). Sales associate.

PROFESSIONAL
ACTIVITIES:       MAI, Member of the Appraisal Institute

CERTIFICATION:    New York State Certified General Real Estate Appraiser
                  (#4600-3862)
                  Licensed Real Estate Salesperson, State of New York

EDUCATION:        Bachelor of Arts & Master of Arts, Montclair State College,
                  Montclair, N.J.